UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): August 6, 2020

LIBERTY BROADBAND CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-36713	47-1211994
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

12300 Liberty Blvd.

Englewood, Colorado 80112

(Address of principal executive offices and zip code)

Registrant's telephone number, including area code: (720) 875-5700

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Series A common stock	LBRDA	The Nasdaq Stock Market LLC
Series C common stock	LBRDK	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).  Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01. Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On August 6, 2020, Liberty Broadband Corporation (“Liberty Broadband”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among GCI Liberty, Inc. ( “GCI Liberty”), Liberty Broadband, Grizzly Merger Sub 1, LLC, a Delaware limited liability company and a wholly owned subsidiary of Liberty Broadband (“Merger LLC”), and Grizzly Merger Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of Merger LLC (“Merger Sub”).  The Merger Agreement provides for, among other things and subject to the satisfaction or waiver of certain specified conditions set forth therein, (i) the merger of Merger Sub with and into GCI Liberty (the “Merger”), with GCI Liberty surviving the Merger as a wholly owned subsidiary of Merger LLC, and (ii) immediately following the Merger, the merger of GCI Liberty (as the surviving corporation in the Merger) with and into Merger LLC (the “Upstream Merger”, and together with the Merger, the “Combination”), with Merger LLC surviving the Upstream Merger as a wholly owned subsidiary of Liberty Broadband (the “Surviving Company”).

Pursuant to the Merger Agreement, (i) each share of Series A common stock, par value $0.01 per share, of GCI Liberty (the “GLIB Series A Common Stock”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (except for shares held by GCI Liberty as treasury stock) will be converted into the right to receive 0.580 of a share of Series C common stock, par value $0.01 per share, of Liberty Broadband (the “LBRD Series C Common Stock”), plus cash (without interest) in lieu of any fractional shares of LBRD Series C Common Stock (the “Series A Consideration”), (ii) each share of Series B common stock, par value $0.01 per share, of GCI Liberty (the “GLIB Series B Common Stock” and, together with the GLIB Series A Common Stock, the “GLIB Common Stock”) issued and outstanding at the Effective Time (except for shares held by GCI Liberty as treasury stock, and for shares of GLIB Series B Common Stock to which the holder thereof properly demands, and does not withdraw its demand for or otherwise lose its right to, appraisal of such shares) will be converted into the right to receive 0.580 of a share of Series B common stock, par value $0.01 per share, of Liberty Broadband (the “LBRD Series B Common Stock”), plus cash (without interest) in lieu of any fractional shares of LBRD Series B Common Stock (the “Series B Consideration” and, together with the Series A Consideration, the “Common Consideration”) and (iii) each share of Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, of GCI Liberty (the “GLIB Preferred Stock”) issued and outstanding immediately prior to the Effective Time (except for shares held by GCI Liberty as treasury stock) will be converted into the right to receive a share of Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, to be issued by Liberty Broadband (the “LBRD Preferred Stock”) (the “Preferred Consideration” and, together with the Common Consideration, the “Merger Consideration”). The LBRD Preferred Stock will have substantially identical terms to the GLIB Preferred Stock, including a mandatory redemption date of March 8, 2039. At the closing of the Combination, (i) former holders of the GLIB Common Stock are expected to own in the aggregate shares of LBRD Series C Common Stock and LBRD Series B Common Stock representing approximately 30.6% of the total number of outstanding shares of Series A common stock, par value $0.01 per share, of Liberty Broadband (the “LBRD Series A Common Stock”), LBRD Series B Common Stock and LBRD Series C Common Stock, (ii) former holders of the GLIB Preferred Stock will own in the aggregate all outstanding shares of LBRD Preferred Stock and (iii) former holders of GLIB Common Stock and GLIB Preferred Stock are expected to own, in the aggregate, approximately 16.7% of the voting power of Liberty Broadband. The foregoing percentages are based on approximately 26.5 million shares of LBRD Series A Common Stock, approximately 2.5 million shares of LBRD Series B Common Stock and approximately 153.0 million shares of LBRD Series C Common Stock outstanding as of July 15, 2020 and approximately 101.3 million shares of GLIB Series A Common Stock and approximately 4.5 million shares of GLIB Series B Common Stock outstanding as of April 30, 2020 and approximately 7.2 million shares of GLIB Preferred Stock outstanding as of March 31, 2020.

As of the Effective Time, each then-outstanding stock option with respect to shares of GLIB Series A Common Stock will be converted into a stock option to purchase LBRD Series C Common Stock and each then-outstanding stock option with respect to shares of GLIB Series B Common Stock will be converted into a stock option to purchase LBRD Series B Common Stock. As of the Effective Time, each then-outstanding restricted stock unit award or performance-based restricted stock unit award with respect to shares of GLIB Common Stock will be converted into a restricted stock unit award or performance-based restricted stock unit award, as applicable, denominated in shares of LBRD Series C Common Stock. As of the Effective Time, each then-outstanding share of GCI Liberty restricted common stock and GCI Liberty restricted preferred stock will be converted into Liberty Broadband restricted common stock and Liberty Broadband restricted preferred stock, as applicable. GCI Liberty equity awards will be adjusted into Liberty Broadband equity awards based on the 0.580 exchange ratio and the adjusted Liberty Broadband equity awards will have the same terms and conditions (including applicable vesting requirements) as applied to each GCI Liberty equity award immediately prior to the Effective Time. GCI Liberty equity awards held by non-employee GCI Liberty directors that are unvested will be accelerated immediately prior to the Effective Time.

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The closing of the Combination is subject to certain mutual conditions, including (1) the adoption of the Merger Agreement by the holders of at least a majority of the aggregate voting power of the outstanding shares of GCI Liberty entitled to vote thereon, voting together as a single class; (2) the adoption of the Merger Agreement by the holders of at least a majority of the aggregate voting power of the outstanding shares of GCI Liberty entitled to vote thereon not owned by John C. Malone and certain other persons, voting together as a single class (i.e., a majority of the minority vote) (which condition may not be waived); (3) the approval of the stock issuances contemplated by the Merger Agreement and the Exchange Agreement by the affirmative vote of holders of a majority of the aggregate voting power of the outstanding shares of Liberty Broadband capital stock represented in person or by proxy at the meeting and entitled to vote on the subject matter, voting together as a single class; (4) the adoption of the Merger Agreement by the holders of at least a majority of the aggregate voting power of the outstanding shares of Liberty Broadband entitled to vote thereon not owned by John C. Malone and certain other persons, voting together as a single class (i.e., a majority of the minority vote) (which condition may not be waived); (5) any required approvals under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in respect of the Combination and other transactions contemplated by the Merger Agreement; (6) any required approvals of the United States Federal Communications Commission and the Regulatory Commission of Alaska in respect of the Combination and other transactions contemplated by the Merger Agreement; (7) the absence of any order or law that has the effect of enjoining or otherwise prohibiting the closing of the Combination or any of the other transactions contemplated by the Merger Agreement and related transaction documents; (8) the approval for listing of the shares of LBRD Series C Common Stock and LBRD Preferred Stock to be issued as Merger Consideration on the NASDAQ Global Select Market and the effectiveness under the Securities Act of 1933, as amended (the “Securities Act”), of a registration statement on Form S-4 with respect to the Merger Consideration shares to be issued; and (9) the delivery of an opinion by Skadden, Arps, Slate, Meagher & Flom LLP to GCI Liberty to the effect that the Combination will not impact the tax treatment of the 2018 split-off of GCI Liberty by Qurate Retail, Inc., a Delaware corporation (formerly known as Liberty Interactive Corporation, “Qurate Retail”).  The respective obligation of each party to consummate the Combination is also conditioned upon (x) the delivery of an opinion from such party’s tax counsel to the effect that the Combination will qualify as a “reorganization” for U.S. federal income tax purposes, (y) the other party’s representations and warranties being true and correct (subject to certain materiality and material adverse effect qualifications), and the other party having performed in all material respects its obligations under the Merger Agreement and (z) the absence of a material adverse effect on such party.

The Merger Agreement includes certain representations, warranties and covenants of GCI Liberty, Liberty Broadband, Merger Sub and Merger LLC, including, among other things, covenants by GCI Liberty and Liberty Broadband to (i) conduct its business in the ordinary course consistent with past practice subject to certain exceptions, (ii) use commercially reasonable efforts to preserve intact its business organization and goodwill and relationships with material customers, suppliers, licensors, licensees, distributors and other third parties, during the period between the execution of the Merger Agreement and the Effective Time and (iii) use reasonable best efforts to cause the Combination to be consummated.

In addition, each of GCI Liberty and Liberty Broadband has agreed to non-solicitation obligations with respect to any third-party acquisition proposals and has agreed to certain restrictions on its and its representatives’ ability to respond to any such proposals. Each of the GCI Liberty Special Committee (as defined below) and the Board of Directors of GCI Liberty (the “GCI Liberty Board”) has agreed to recommend that its stockholders vote in favor of the adoption of the Merger Agreement, subject to the right to change their recommendation in response to a superior proposal or an intervening event (each as defined in the Merger Agreement), in each case if the GCI Liberty Special Committee or the GCI Liberty Board determines in good faith that a failure to change its recommendation would be inconsistent with its fiduciary duties.  In the event that the GCI Liberty Special Committee or the GCI Liberty Board changes its recommendation, Liberty Broadband has the right to require GCI Liberty to hold a stockholder vote on the transaction. The Liberty Broadband Special Committee (as defined below) and the Board of Directors of Liberty Broadband (the “Liberty Broadband Board”) have agreed to recommend that its stockholders vote in favor of the stock issuance and the adoption of the Merger Agreement, subject to the right to change their recommendation in response to a superior proposal or an intervening event (each as defined in the Merger Agreement), in each case if the Liberty Broadband Special Committee or the Liberty Broadband Board determines in good faith that a failure to change its recommendation would be inconsistent with its fiduciary duties.  In the event that the Liberty Broadband Special Committee or the Liberty Broadband Board changes its recommendation, GCI Liberty has the right to require Liberty Broadband to hold a stockholder vote on the transaction.

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The Merger Agreement includes termination provisions in favor of both GCI Liberty and Liberty Broadband and provides that, (i) in connection with a termination of the Merger Agreement under specified circumstances, including Liberty Broadband’s termination of the Merger Agreement following a change of recommendation of the GCI Liberty Special Committee or the GCI Liberty Board, but prior to a vote by GCI Liberty’s stockholders on the transaction, GCI Liberty will be required to pay Liberty Broadband a termination fee of $240 million and (ii) in connection with a termination of the Merger Agreement under specified circumstances, including GCI Liberty’s termination of the Merger Agreement following a change of recommendation of the Liberty Broadband Special Committee or the Liberty Broadband Board, but prior to a vote by Liberty Broadband’s stockholders on the transaction, Liberty Broadband will be required to pay GCI Liberty a termination fee of $340 million. In addition, either GCI Liberty or Liberty Broadband may terminate the Merger Agreement (i) if the Combination has not been consummated by August 6, 2021 (subject to extensions in certain circumstances), (ii) upon the issuance by a court or other governmental authority of a final, non-appealable order or the taking of any other action permanently restraining, enjoining or otherwise prohibiting the Combination, which action is final and non-appealable, (iii) if the approval of GCI Liberty’s stockholders is not obtained at a stockholders’ meeting (or at any adjournment or postponement of such meeting) called for the purpose of adopting the Merger Agreement, (iv) if the approval of Liberty Broadband’s stockholders is not obtained at a stockholders’ meeting (or at any adjournment or postponement of such meeting) called for the purpose of approving the stock issuance and adopting the Merger Agreement or (iv) if the other party has breached any representation, warranty or covenant causing the failure of a closing condition (subject to a cure period).

Based on the recommendation of a special committee (the “Liberty Broadband Special Committee”) consisting solely of independent and disinterested directors of Liberty Broadband, to which the Liberty Broadband Board had delegated exclusive authority to consider, negotiate and evaluate the Merger Agreement and the transactions contemplated thereby (including, without limitation, the Exchange Agreement, the Voting Agreements and the transactions contemplated thereby, as described below), the Liberty Broadband Board approved the Merger Agreement and the transactions contemplated thereby and agreed to recommend that the Liberty Broadband stockholders vote in favor of the stock issuance and adoption of the Merger Agreement, subject to certain exceptions set forth in the Merger Agreement.

Based on a recommendation of a special committee (the “GCI Liberty Special Committee”) consisting solely of independent and disinterested directors of GCI Liberty, to which the GCI Liberty Board had delegated exclusive authority to consider, negotiate and evaluate the Merger Agreement and the transactions contemplated thereby (including, without limitation, the Exchange Agreement, the Voting Agreements and the transactions contemplated thereby, as described below), the GCI Liberty Board approved the Merger Agreement and the transactions contemplated thereby and agreed to recommend that GCI Liberty stockholders vote in favor of the adoption of the Merger Agreement, subject to certain exceptions set forth in the Merger Agreement.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

The Merger Agreement and the above description have been included to provide investors and security holders with information regarding the terms of the Merger Agreement and the Combination. It is not intended to provide any other factual information about Liberty Broadband, GCI Liberty or their respective subsidiaries or affiliates, including Merger LLC and Merger Sub, or equityholders. The representations, warranties and covenants set forth in the Merger Agreement were made only for the purposes of that agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement (and the express third party beneficiaries described therein), may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, as well as by information contained in each party’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should be aware that the representations, warranties and covenants or any description thereof may not reflect the actual state of facts or condition of Liberty Broadband, GCI Liberty, Merger Sub, Merger LLC, or any of their respective subsidiaries, affiliates, businesses, or equityholders. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Liberty Broadband. Accordingly, representations and warranties in the Merger Agreement should not be relied on as characterization of the actual state of facts about Liberty Broadband or GCI Liberty.

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Exchange Agreement

Simultaneously with the entry into the Merger Agreement, on August 6, 2020, Liberty Broadband, a revocable trust of which Mr. Malone is the sole trustee and beneficiary (the “Trust”) and Mr. Malone entered into an Exchange Agreement (the “Exchange Agreement”), pursuant to which, in connection with the Combination, the Trust has agreed to (i) waive its right to receive the Series B Consideration with respect to certain shares of GLIB Series B Common Stock held by the Trust immediately prior to the Effective Time (the “Waived B Shares”), and (ii) receive an equal number of shares of LBRD Series C Common Stock so that the aggregate voting power of all of Liberty Broadband’s securities over which Mr. Malone has beneficial ownership immediately following the Effective Time (the “Malone Voting Power”) is approximately (but not more than) 49% (referred to as the “Target Voting Power”). Mr. Malone’s Target Voting Power will be reduced following the Effective Time to reflect certain transfers by Mr. Malone of shares of LBRD Series B Common Stock. Following the Effective Time, Mr. Malone will be required to transfer certain shares of LBRD Series B Common Stock owned by him to Liberty Broadband in exchange for an equal number of shares of LBRD Series C Common Stock if his voting power would exceed the Target Voting Power plus 0.5% following any repurchase, redemption or other event, but only as necessary to retain the Target Voting Power. The shares of LBRD Series B Common Stock transferred to Liberty Broadband would increase the number of Waived B Shares for purposes of the Exchange Agreement.

Following the Effective Time, Mr. Malone may exchange shares of LBRD Series C Common Stock on a one-for-one basis for the Waived B Shares if Mr. Malone’s voting power would fall below the Target Voting Power minus 0.5% following any issuance of voting securities or other dilutive event, but only as necessary to retain the Target Voting Power. In addition, upon certain events resulting in holders of LBRD Series B Common Stock receiving securities of Liberty Broadband, securities of another person, property or cash, then either (x) Liberty Broadband will provide for Mr. Malone or the Trust to receive the same per share amount and form of consideration to be received by holders of LBRD Series B Common Stock on such event for his shares of LBRD Series C Common Stock (up to the number of Waived B Shares) or (y) in connection with certain such events, Mr. Malone will receive all remaining Waived B Shares in exchange for an equal number of shares of LBRD Series C Common Stock.

Mr. Malone may transfer his rights to the Waived B Shares only in limited circumstances to certain permitted transferees.

The Exchange Agreement will terminate upon (i) the parties’ mutual consent or (ii) upon any event reducing the Waived B Shares to zero, including a transfer by Mr. Malone (or his estate) of his rights to the Waived B Shares requiring the execution by the transferee thereof of a substantially similar exchange agreement with Liberty Broadband.

Under the Exchange Agreement, Liberty Broadband agrees to pay (or reimburse) Mr. Malone for all reasonable out-of-pocket costs and expenses incurred by Mr. Malone in connection with the preparation, negotiation, execution and consummation of the transactions contemplated by the Exchange Agreement.

The foregoing description of the Exchange Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the Exchange Agreement, a copy of which is attached as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

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Voting Agreements

In connection with the transactions contemplated by the Merger Agreement, on August 6, 2020, Mr. Malone and certain related holders (the “Malone Group”) entered into a voting agreement (the “Liberty Broadband Voting Agreement”) with Liberty Broadband and GCI Liberty, pursuant to which, subject to certain conditions, including that the Liberty Broadband Special Committee and the Liberty Broadband Board have not changed their recommendations, the Malone Group has committed to vote shares of LBRD Common Stock representing approximately 48.3% of the total voting power of the issued and outstanding shares of LBRD Common Stock as of July 15, 2020 in favor of the stock issuances contemplated by the Merger Agreement and the Exchange Agreement at any meeting of the stockholders of Liberty Broadband called to vote upon the Merger. In addition, subject to certain conditions, including that the Liberty Broadband Special Committee and the Liberty Broadband Board have not changed their recommendations, the Malone Group has agreed to vote the shares of LBRD Common Stock subject to the Liberty Broadband Voting Agreement against any Alternative Parent Transaction (as defined in the Merger Agreement) and certain other matters. The Liberty Broadband Voting Agreement will terminate upon, among other events, the termination of the Merger Agreement in accordance with its terms. Under the Liberty Broadband Voting Agreement, Liberty Broadband agrees to indemnify the Malone Group for certain losses incurred in connection with or arising out of the Liberty Broadband Voting Agreement or the Exchange Agreement, including, subject to certain conditions, reasonable fees and expenses of the Malone Group incurred in the defense of any such claim brought by a third party. In addition, Liberty Broadband agrees to pay up to $62,500 of reasonable out-of-pocket costs and expenses incurred by the Malone Group in connection with the preparation, negotiation, execution and delivery of the Liberty Broadband Voting Agreement.

In connection with the transactions contemplated by the Merger Agreement, on August 6, 2020, the Malone Group entered into a voting agreement (the “GCI Liberty Voting Agreement” and, together with the Liberty Broadband Voting Agreement, the “Voting Agreements”) with Liberty Broadband and GCI Liberty, pursuant to which, subject to certain conditions, including that the GCI Liberty Special Committee and the GCI Liberty Board have not changed their recommendations, the Malone Group has committed to vote shares of GLIB Common Stock and GLIB Preferred Stock representing approximately 27.0% of the total voting power of the issued and outstanding shares of GLIB Common Stock as of April 30, 2020 and GLIB Preferred Stock as of March 31, 2020 in favor of the Merger Agreement and the transactions contemplated thereby at any meeting of the stockholders of GCI Liberty called to vote upon the Merger. In addition, subject to certain conditions, including that the GCI Liberty Special Committee and the GCI Liberty Board have not changed their recommendations, the Malone Group has agreed to vote the shares of GLIB Common Stock and GLIB Preferred Stock subject to the GCI Liberty Voting Agreement against any Alternative Company Transaction (as defined in the Merger Agreement) and certain other matters. The GCI Liberty Voting Agreement will terminate upon, among other events, the termination of the Merger Agreement in accordance with its terms. Under the GCI Liberty Voting Agreement, GCI Liberty agrees to indemnify the Malone Group for certain losses incurred in connection with or arising out of the GCI Liberty Voting Agreement or Exchange Agreement, including, subject to certain conditions, reasonable fees and expenses of the Malone Group incurred in the defense of any such claim brought by a third party. Under the GCI Liberty Voting Agreement, GCI Liberty agrees to pay up to $62,500 of reasonable out-of-pocket costs and expenses incurred by the Malone Group in connection with the preparation, negotiation, execution and delivery of the GCI Liberty Voting Agreement.

The foregoing description of the Voting Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the Voting Agreements, copies of which are attached as Exhibit 10.2 and 10.3, respectively, to this Current Report on Form 8-K and incorporated herein by reference.

Other Agreements

Simultaneously with Liberty Broadband’s and GCI Liberty’s entry into the Merger Agreement, certain additional related agreements were entered into, including:

•	An Assumption and Joinder Agreement to Tax Sharing Agreement, by and among GCI Liberty, Liberty Broadband and Qurate Retail (the “Tax Sharing Agreement Joinder Agreement”), pursuant to which Liberty Broadband agrees to assume, effective at the closing of the Combination, GCI Liberty’s rights and obligations under the Tax Sharing Agreement, dated as of March 9, 2018, by and between Qurate Retail and GCI Liberty (the “Tax Sharing Agreement”);

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•	An Assumption and Joinder Agreement to Indemnification Agreement, by and among GCI Liberty, Liberty Broadband, Qurate Retail, Liberty Interactive LLC and LV Bridge, LLC (the “Indemnification Agreement Joinder Agreement”), pursuant to which Liberty Broadband agrees to assume, effective at the closing of the Combination, GCI Liberty’s rights and obligations under the Indemnification Agreement, dated as of March 9, 2018, by and among GCI Liberty, Qurate Retail, Liberty Interactive LLC and LV Bridge, LLC (the “Indemnification Agreement”);

•	An Assignment and Assumption Agreement to Reorganization Agreement by and among GCI Liberty, Liberty Broadband, Merger LLC, Qurate Retail and Liberty Interactive LLC (the “Reorganization Agreement Assignment and Assumption Agreement”), pursuant to which the Surviving Company agrees to assume, effective at the closing of the Combination, GCI Liberty’s rights and obligations under Section 5.8 of the Reorganization Agreement, dated as of April 4, 2017, as amended pursuant to Amendment No. 1 to Reorganization Agreement, dated as of July 19, 2017 (the “Amendment No. 1 to Reorganization Agreement”), and Amendment No. 2 to Reorganization Agreement, dated as of November 8, 2017 (the “Amendment No. 2 to Reorganization Agreement”), and as may be further amended or supplemented, the “Reorganization Agreement”, by and among Qurate Retail, Liberty Interactive LLC and GCI Liberty; and

•	Termination Agreement, by and among Liberty Broadband, GCI Liberty and LV Bridge, LLC (the “Termination Agreement”), pursuant to which each agree to terminate, effective upon closing of the Combination, (i) the Proxy and Right of First Refusal Agreement, dated as of May 23, 2015, as amended by Amendment No. 1 to Proxy and Right of First Refusal Agreement, dated May 13, 2016, by and among Liberty Broadband, Qurate Retail and LV Bridge, LLC, as assigned to GCI Liberty pursuant to that Assignment and Assumption Agreement, dated as of March 9, 2018, by and among Liberty Broadband, Qurate Retail, LV Bridge and GCI Liberty (the “Proxy/ROFR Agreement”), and (ii) the Amended and Restated Investment Agreement, dated May 28, 2015, by and among Liberty Broadband, Qurate Retail, JANA Nirvana Master Fund, L.P., a Cayman Islands exempted company, JANA Master Fund, Ltd, and Coatue Offshore Master Fund, Ltd., as amended by the Amended and Restated Assignment and Assumption Agreement, dated May 28, 2015, by and among Liberty Broadband, Qurate Retail, Soroban Master Fund LP, and Soroban Opportunities Master Fund LP, as assigned to GCI Liberty pursuant to the Assignment and Assumption Agreement, dated as of March 9, 2018, by and among Liberty Broadband, Liberty Interactive LLC and GCI Liberty (“Investment Agreement”).

The foregoing descriptions of the Tax Sharing Agreement Joinder Agreement, the Tax Sharing Agreement, the Indemnification Agreement Joinder Agreement, the Indemnification Agreement, the Reorganization Agreement Assignment and Assumption Agreement, the Reorganization Agreement, Amendment No. 1 to Reorganization Agreement, Amendment No. 2 to Reorganization Agreement and the Termination Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the applicable agreements, copies of which will be filed at a later date.

Item 1.02. Termination of a Material Definitive Agreement.

The information set forth in Item 1.01 above with respect to the Termination Agreement is incorporated herein by reference.

Item 3.02. Unregistered Sales of Equity Securities.

The information set forth in Item 1.01 above is incorporated herein by reference.

The shares of LBRD Series B common stock and LBRD Series C common stock issuable pursuant to the Exchange Agreement are exempt from registration under Section 4(a)(2) of the Securities Act.

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Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Name

2.1†	Agreement and Plan of Merger, dated as of August 6, 2020, by and among GCI Liberty, Liberty Broadband, Grizzly Merger Sub 1, LLC, and Grizzly Merger Sub 2, Inc.
10.1	Exchange Agreement, made and entered into on August 6, 2020, by and among John C. Malone, the John C. Malone 1995 Revocable Trust U/A DTD 3/6/1995 and Liberty Broadband.
10.2	Voting Agreement, dated as of August 6, 2020, by and among Liberty Broadband, GCI Liberty and the Stockholders named therein.
10.3	Voting Agreement, dated as of August 6, 2020, by and among Liberty Broadband, GCI Liberty and the Stockholders named therein.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

† Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Liberty Broadband hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC.

Forward-Looking Statements

This Current Report on Form 8-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements generally can be identified by phrases such as “possible,” “potential,” “intends” or “expects” or other words or phrases of similar import or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. Similarly, statements herein that describe the Combination, including its financial and operational impact, the timing of the Combination, and other statements of the parties’ or management’s plans, expectations, objectives, projections, beliefs, intentions, goals, and statements about the benefits of the Combination, and other statements that are not historical facts are also forward-looking statements. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Liberty Broadband or GCI Liberty stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including, but not limited to, the unpredictability of the commercial success of Liberty Broadband’s or GCI Liberty’s respective businesses or operations; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Combination; the risk that any announcements relating to the Combination could have adverse effects on the market price of common stock of Liberty Broadband or GCI Liberty; the ability of the parties to consummate the Combination on a timely basis or at all and the satisfaction of the conditions precedent to consummation of the Combination, including, but not limited to, approval by the stockholders of Liberty Broadband and GCI Liberty and regulatory approvals; the possibility that the Combination may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the ability to successfully integrate the businesses; the ability of Liberty Broadband to implement its plans, forecasts and other expectations with respect to GCI Liberty’s business after the completion of the Combination and realize expected benefits; the diversion of management’s attention from ongoing business operations and opportunities; the impact of COVID-19 and litigation relating to the Combination. These forward-looking statements speak only as of the date of this Current Report on Form 8-K, and Liberty Broadband expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Broadband’s or GCI Liberty’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Broadband and GCI Liberty, including each of their Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, for additional information about Liberty Broadband and GCI Liberty, respectively, and about the risks and uncertainties related to the businesses of Liberty Broadband and GCI Liberty which may affect the statements made in this Current Report on Form 8-K.

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Additional Information

Nothing in this Current Report on Form 8-K, including the exhibits attached hereto, shall constitute a solicitation to buy or an offer to sell securities of Liberty Broadband or GCI Liberty. The offer and sale of shares in the Combination will only be made pursuant to Liberty Broadband’s effective registration statement. Liberty Broadband’s stockholders, GCI Liberty’s stockholders and other investors are urged to read the registration statement and the joint proxy statement/prospectus to be filed regarding the Combination and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the Combination. Copies of these SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein are also available, without charge, by directing a request to Liberty Broadband Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5700.

Participants in a Solicitation

Liberty Broadband and GCI Liberty and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the Combination. Information about Liberty Broadband’s directors and executive officers is available in Liberty Broadband’s definitive proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 10, 2020. Information about GCI Liberty’s directors and executive officers is available in GCI Liberty’s definitive proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 10, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Combination when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Liberty Broadband as indicated above.

9

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 7, 2020

LIBERTY BROADBAND CORPORATION

By:	/s/ Katherine C. Jewell
Name: Katherine C. Jewell
Title: Assistant Vice President and Assistant Secretary

10

EXHIBIT 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

LIBERTY BROADBAND CORPORATION,

GRIZZLY MERGER SUB 2, INC.,

GRIZZLY MERGER SUB 1, LLC

and

GCI LIBERTY, INC.

Dated as of August 6, 2020

i

Exhibit A-1 — Voting Agreement in respect of the Company

Exhibit A-2 — Voting Agreement in respect of Parent

Exhibit B — Exchange Agreement

Exhibit C — Form of Certificate of Designations

Exhibit D — Form of Certificate of Merger

Exhibit E — Form of Company Reorganization Tax Opinion Representation Letter

Exhibit F — Form of Parent Reorganization Tax Opinion Representation Letter

Exhibit G — Form of Upstream Merger Certificate

Exhibit H — Form of Surviving Corporation Certificate of Incorporation

Exhibit I — Form of Surviving Corporation Bylaws

Exhibit J — Form of Split-Off Closing Tax Opinion

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of August 6, 2020, by and among Liberty Broadband Corporation, a Delaware corporation (“Parent”), Grizzly Merger Sub 1, LLC, a single member Delaware limited liability company and a direct Wholly Owned Subsidiary of Parent (“Merger LLC”), Grizzly Merger Sub 2, Inc., a Delaware corporation and a direct Wholly Owned Subsidiary of Merger LLC (“Merger Sub”), and GCI Liberty, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the Parties intend that Merger Sub shall merge with and into the Company (the “Merger”), on the terms and subject to the conditions set forth in this Agreement and in accordance with Section 251 of the General Corporation Law of the State of Delaware (“DGCL”), with the Company surviving the Merger as the Surviving Corporation;

WHEREAS, the Merger shall be immediately followed by a merger of the Surviving Corporation with and into Merger LLC (the “Upstream Merger”, and together with the Merger, the “Combination”), in accordance with Section 267 of the DGCL and Section 18-209(i) of the Delaware Limited Liability Company Act (the “DLLCA”), with Merger LLC surviving the Upstream Merger as the Surviving Company;

WHEREAS, the Merger shall be mutually interdependent with and a condition precedent to the Upstream Merger, and the Upstream Merger shall be effected immediately following the Effective Time in accordance with the DGCL and the DLLCA;

WHEREAS, simultaneously with the execution and delivery of this Agreement, and as a condition to the willingness of each of Parent and the Company to enter into this Agreement, John C. Malone, an individual (“Malone”), and certain other Persons are entering into voting agreements with Parent and the Company, copies of which are attached as Exhibit A-1 and Exhibit A-2 hereto, respectively (collectively, the “Voting Agreements”) and an Exchange Agreement with Parent, a copy of which is attached as Exhibit B hereto (the “Exchange Agreement”);

WHEREAS, as of the date of this Agreement, the Company beneficially owns 42,681,842 shares of Parent Series C Common Stock, representing 23.5% of the outstanding economic interest in Parent;

WHEREAS, the board of directors of Parent (the “Parent Board”) has established a special committee thereof consisting only of independent and disinterested directors (the “Parent Special Committee”) to, among other things, consider and negotiate the Transaction Documents and the transactions contemplated hereby and thereby;

WHEREAS, the Parent Special Committee has unanimously (i) determined that the Transaction Documents and the transactions contemplated hereby and thereby, are advisable and fair to, and in the best interests of, Parent and the Parent Stockholders (other than the Company, the Malone Group, the Maffei Group and each of their respective Affiliates and the Parent Section 16 Officers) and (ii) recommended that the Parent Board approve (including for purposes of Section 203 of the DGCL) and declare advisable the Transaction Documents and the transactions contemplated hereby and thereby and submit the proposals to approve the Stock Issuance and this Agreement to the Parent Stockholders for approval and adoption;

WHEREAS, the Parent Board, upon the unanimous recommendation of the Parent Special Committee, has unanimously (i) determined that the Transaction Documents and the transactions contemplated hereby and thereby are advisable and fair to, and in the best interests of, Parent and the Parent Stockholders (other than the Company, the Malone Group, the Maffei Group and each of their respective Affiliates and the Parent Section 16 Officers), (ii) approved (including for purposes of Section 203 of the DGCL) and declared advisable the Transaction Documents and the transactions contemplated hereby and thereby, (iii) directed that the proposals to approve the Stock Issuance and this Agreement be submitted to the Parent Stockholders for approval and adoption, and (iv) resolved to recommend that the Parent Stockholders approve the Stock Issuance and adopt this Agreement;

WHEREAS, the board of directors of the Company (the “Company Board”) has established a special committee thereof consisting only of independent and disinterested directors (the “Company Special Committee”) to, among other things, consider and negotiate the Transaction Documents and the transactions contemplated hereby and thereby;

WHEREAS, the Company Special Committee has unanimously (i) determined that the Transaction Documents and the transactions contemplated hereby and thereby, are advisable and fair to, and in the best interests of, the Company and the Company Stockholders (other than the Malone Group, the Maffei Group and each of their respective Affiliates and the Company Section 16 Officers) and (ii) recommended that the Company Board approve (including for purposes of Section 203 of the DGCL) and declare advisable the Transaction Documents and the transactions contemplated hereby and thereby and submit this Agreement to the Company Stockholders for adoption;

WHEREAS, the Company Board, upon the unanimous recommendation of the Company Special Committee, has unanimously (i) determined that the Transaction Documents and the transactions contemplated hereby and thereby are advisable and fair to, and in the best interests of, the Company and the Company Stockholders (other than the Malone Group, the Maffei Group and each of their respective Affiliates and the Company Section 16 Officers), (ii) approved (including for purposes of Section 203 of the DGCL) and declared advisable the Transaction Documents and the transactions contemplated hereby and thereby, (iii) directed that this Agreement be submitted to the Company Stockholders for adoption, and (iv) resolved to recommend that the Company Stockholders approve the adoption of this Agreement;

WHEREAS, the board of directors of Merger Sub (the “Merger Sub Board”) has unanimously (i) determined that this Agreement and the transactions contemplated hereby are advisable and fair to, and in the best interests of, Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, (iii) recommended that the sole stockholder of Merger Sub approve the adoption of this Agreement and (iv) directed that this Agreement be submitted to the sole stockholder of Merger Sub for adoption;

WHEREAS, the sole member of Merger LLC has (i) determined that this Agreement and the transactions contemplated hereby are advisable and fair to, and in the best interests of, Merger LLC and its sole member, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby and (iii) taken all action as is necessary or advisable to cause Merger LLC to authorize the Upstream Merger in accordance with Merger LLC’s governing documents and Section 267 of the DGCL and Section 18-209(i) of the DLLCA; and

WHEREAS, the Merger and the Upstream Merger are being undertaken pursuant to a single integrated plan, and for U.S. federal income tax purposes, it is intended that (i) the Combination shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986 (the “Code”), and (ii) this Agreement shall constitute a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the Treasury Regulations;

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

Article I

DEFINITIONS AND CONSTRUCTION

Section 1.1      Certain Definitions.  As used in this Agreement, the following terms will have the following meanings:

“2018 Opinion” means the opinion of Skadden filed by the Company with the SEC on March 9, 2018 as Exhibit 8.1 to Post-Effective Amendment No. 4 to Form S-4 (Registration No. 333-219619).

“Action” means any claim, audit, action, suit, proceeding, arbitration, mediation or investigation by or before any Governmental Authority.

“Adjusted Parent Series B Option” has the meaning specified in Section 2.8(b).

“Adjusted Parent Series C Option” has the meaning specified in Section 2.8(a).

“Adjusted Restricted Common Stock Award” has the meaning specified in Section 2.8(e).

“Adjusted Restricted Preferred Stock Award” has the meaning specified in Section 2.8(f).

“Adjusted Unit Award” has the meaning specified in Section 2.8(c).

“Adverse Regulatory Condition” means an obligation imposed by the FCC or the RCA on Parent and/or the Company in connection with or as a condition to approval of the Combination (a) to sell, divest, lease, license, transfer, dispose of or otherwise Encumber any of the assets, licenses, operations, rights, product lines, businesses or interest therein of GCI Holdings, LLC and its Subsidiaries, (b) that restricts or otherwise impairs from and after the Effective Time the ability of Parent or its Subsidiaries (including the Company and its Subsidiaries) to own or operate, any assets, licenses, operations, rights, product lines, businesses or interests therein of GCI Holdings, LLC and its Subsidiaries or (c) that from and after the Effective Date restricts Parent and its Subsidiaries from exercising full ownership rights with respect to the stock of the Surviving Corporation or Surviving Company, that, in each case, would reasonably be expected to be materially adverse to the business, assets, liabilities, financial condition or results of operations of GCI Holdings, LLC and its Subsidiaries, taken as a whole.

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with such specified Person, for so long as such Person remains so affiliated to the specified Person.  For purposes of this definition, and for the avoidance of doubt, (a) natural persons shall not be deemed to be Affiliates of each other, (b) no member of the Malone Group shall be deemed to be an Affiliate of the Company, Parent or their respective Affiliates or the Maffei Group, (c) no member of the Maffei Group shall be deemed to be an Affiliate of the Company, Parent or their respective Affiliates or the Malone Group, (d) none of the Company or Parent shall be deemed to be Affiliates of each other, the Malone Group, the Maffei Group or their respective Affiliates (provided, that following the completion of the Merger, the Surviving Corporation, and, following the completion of the Upstream Merger, the Surviving Company, and Parent will be Affiliates) and (e) none of the Specified Persons shall be deemed to be an Affiliate of the Company or Parent.  For purposes of this Agreement, unless otherwise specified, prior to the Effective Time, neither Parent nor any of its Subsidiaries will be deemed to be Affiliates of the Company or any of the Company’s Subsidiaries, whether or not they otherwise would be Affiliates of the Company or any of the Company’s Subsidiaries under the foregoing definition and vice versa.

“Agreement” has the meaning specified in the preamble.

“Alternative Company Transaction” means any of the following transactions: (a) any merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, tender offer or other similar transaction involving the Company and any Person which would result in such Person beneficially owning twenty-five percent (25%) or more of the aggregate outstanding equity securities of the Company (or the surviving or resulting entity) or securities representing twenty-five (25%) or more of voting power of the Company (or the surviving or resulting entity), (b) any direct or indirect sale, lease, exchange, transfer or other disposition to, or acquisition or purchase by, any Person, in a single transaction or a series of related transactions, of assets or properties of the Company and its Subsidiaries that constitute twenty-five percent (25%) or more of the fair market value of the assets and properties of the Company and its Subsidiaries, taken as a whole, (c) any direct or indirect acquisition or purchase, in a single transaction, or series of related transactions, by any Person of twenty-five percent (25%) or more of the aggregate outstanding equity securities or securities representing twenty-five percent (25%) or more of the voting power of the Company or (d) any other transaction having a similar effect to those described in any of clauses (a), (b) or (c), in each case, other than the transactions contemplated hereby; provided, that for the avoidance of doubt, all references to “Person” in this definition shall include any Group of Persons.

“Alternative Company Transaction Proposal” means any offer, inquiry, proposal or indication of interest, written or oral (whether binding or non-binding and other than an offer, inquiry, proposal or indication of interest by Parent or a Subsidiary of Parent), for an Alternative Company Transaction.

“Alternative Parent Transaction” means any of the following transactions: (a) any merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, tender offer or other similar transaction involving Parent and any Person which would result in such Person beneficially owning twenty-five percent (25%) or more of the aggregate outstanding equity securities of Parent (or the surviving or resulting entity) or securities representing twenty-five (25%) or more of voting power of Parent (or the surviving or resulting entity), (b) any direct or indirect sale, lease, exchange, transfer or other disposition to, or acquisition or purchase by, any Person, in a single transaction or a series of related transactions, of assets or properties of Parent and its Subsidiaries that constitute twenty-five percent (25%) or more of the fair market value of the assets and properties of Parent and its Subsidiaries, taken as a whole, (c) any direct or indirect acquisition or purchase, in a single transaction, or series of related transactions, by any Person of twenty-five percent (25%) or more of the aggregate outstanding equity securities or securities representing twenty-five percent (25%) or more of the voting power of Parent or (d) any other transaction having a similar effect to those described in any of clauses (a), (b) or (c), in each case, other than the transactions contemplated hereby; provided, that for the avoidance of doubt, all references to “Person” in this definition shall include any Group of Persons.

“Alternative Parent Transaction Proposal” means any offer, inquiry, proposal or indication of interest, written or oral (whether binding or non-binding and other than an offer, inquiry, proposal or indication of interest by the Company or a Subsidiary of the Company), for an Alternative Parent Transaction (other than an Excluded Alternative Parent Transaction).

“Amended Company Notice Period” has the meaning specified in Section 5.4(b)(ii).

“Amended Parent Notice Period” has the meaning specified in Section 5.6(b)(ii).

“Ancillary Agreements” means collectively, (i) the Joinder Agreements, (ii) a letter agreement, dated the date of this Agreement, by and among Qurate, the Company and Parent (iii) an assignment and assumption agreement, dated the date of this Agreement, by and among Qurate, Liberty Interactive LLC, the Company and Parent, (iv) a letter agreement, dated the date of this Agreement, by and among Liberty Media Corporation, Liberty Citation, Inc., Liberty Denver Arena LLC, Liberty Property Holdings, Inc., the Company and Parent, and (v) a termination agreement, dated the date of this Agreement, by and among the Company and Parent.

“Baker Botts” means Baker Botts L.L.P.

“beneficial owner”, “beneficial ownership”, “beneficially owns” and “owns beneficially” have the meaning given such terms in Rule 13d-3 under the Exchange Act and a Person’s beneficial ownership of capital stock or other equity security shall be calculated in accordance with the provisions of such Rule; provided, however, that, for purposes of determining beneficial ownership, (a) a Person shall be deemed to be the beneficial owner of any Equity which may be acquired by such Person (disregarding any legal impediments to such beneficial ownership), whether within sixty (60) days or thereafter, upon the conversion, exchange or exercise of any warrants, options, rights or other securities issued by a Person and (b) no Person shall be deemed to beneficially own any Equity solely as a result of such Person’s execution of any Transaction Document or such Person’s filing of any reports, forms or schedules with the SEC in connection with any of the matters contemplated hereby or thereby.

“Book Entry Shares” has the meaning specified in Section 2.6(a)(ii).

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the City of New York.

“Cable Systems” means a cable system, as such term is defined in 47 U.S.C. §522(7).

“Certificate” has the meaning specified in Section 2.6(a)(ii).

“Certificate of Designations” means a certificate of designations to the Parent Charter in substantially the form set forth as Exhibit C authorizing the Parent Preferred Stock or such other form as is mutually agreed to by Parent and the Company.

“Certificate of Merger” means a certificate of merger with respect to the Merger, containing the provisions required by, and executed in accordance with, Section 251(c) of the DGCL, in the form attached hereto as Exhibit D or such other form as is mutually agreed to by Parent and the Company.

“Charter Communications” means Charter Communications, Inc., a Delaware corporation.

“Closing” has the meaning specified in Section 2.4.

“Closing Date” has the meaning specified in Section 2.4.

“Closing Split-Off Tax Opinion Representation Letters” means the Company Closing Split-Off Tax Opinion Representation Letter, the Parent Closing Split-Off Tax Opinion Representation Letter, the Malone Closing Representation Letter and the Qurate Closing Representation Letter.

“Closing Split-Off Tax Opinion Representations” means the representations in the Closing Split-Off Tax Opinion Representation Letters.

“Code” has the meaning specified in the recitals.

“Combination” has the meaning specified in the recitals.

“Common Consideration” has the meaning specified in Section 2.6(a)(ii)(2).

“Common Exchange Ratio” means 0.580, which is the fraction of a share of Parent Series C Common Stock issuable as consideration for each share of Company Series A Common Stock and the fraction of a share of Parent Series B Common Stock issuable as consideration for each share of Company Series B Common Stock, in each case, in the Merger in accordance with Section 2.6.

“Communications Licenses” means all licenses, authorizations and certificates of public convenience and necessity issued or granted by the FCC or the State Commissions held by the Company or its Subsidiaries in each applicable jurisdiction with respect to the business of the Company and its Subsidiaries as presently conducted, as set forth on Section 3.11 of the Company Disclosure Letter.

“Company” has the meaning specified in the preamble.

“Company Adverse Recommendation Change” means any of the following actions of the Company Board or any committee thereof, including the Company Special Committee: (a) qualifying, amending or modifying, in a manner adverse to Parent in any material respect, or withdrawing or publicly proposing to qualify, amend or modify, in a manner adverse to Parent in any material respect, or withdraw the Company Board Recommendation or the Company Special Committee Recommendation or failing to include the Company Board Recommendation and the Company Special Committee Recommendation in the Joint Proxy Statement when disseminated to the Company Stockholders (and at all times thereafter prior to receipt of the Company Requisite Approvals), (b) publicly recommending, adopting or approving, or proposing to publicly recommend, adopt or approve, any Alternative Company Transaction Proposal, (c) making any public recommendation in favor of a tender offer or exchange offer or failing to recommend against acceptance of such tender or exchange offer by the close of business on the tenth (10th) Business Day after the commencement of such tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act, (d) other than with respect to a tender offer or exchange offer, failing to publicly reaffirm its recommendation of this Agreement within five (5) Business Days after Parent so requests in writing if an Alternative Company Transaction Proposal or any material modification thereto has been made public and not withdrawn (provided, that Parent shall be entitled to make such written request for reaffirmation only once for each Alternative Company Transaction Proposal and once for each material amendment to such Alternative Company Transaction Proposal) or (e) resolving, agreeing or publicly proposing to do any of the foregoing.

“Company Board” has the meaning specified in the recitals.

“Company Board Recommendation” has the meaning specified in Section 3.4(c).

“Company Bylaws” means the Bylaws of the Company, as in effect on the date of this Agreement.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Charter” means the Restated Certificate of Incorporation of the Company as in effect on the date of this Agreement.

“Company Closing Split-Off Tax Opinion Representation Letter” means a representation letter substantially in the form of the Company Signing Split-Off Tax Opinion Representation Letter, with such changes, updates or refinements, agreed to by the Company and Split-Off Tax Counsel (and, with respect to material changes, updates or refinements, with the consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed)), as may be reasonably necessary to reflect any changes in, or clarifications of, facts prior to the Closing, to be executed by the Company, dated and effective as of the Closing Date, delivered to Split-Off Tax Counsel as a condition to, and in connection with, the issuance of the Split-Off Closing Tax Opinion.

“Company Common Stock” means the Company Series A Common Stock, the Company Series B Common Stock and the Company Series C Common Stock.

“Company Director RSU Award” has the meaning specified in Section 2.8(d).

“Company Disclosure Letter” means the disclosure letter delivered by the Company to Parent concurrently with the execution of this Agreement, as may be updated from time to time prior to the Effective Time in accordance with Section 5.24.

“Company Disinterested Stockholder Approval” has the meaning specified in Section 3.4(d).

“Company Employee” means an employee of the Company or any of its Subsidiaries.

“Company Equity Awards” means the Company Stock Options, the Company Unit Awards, the Company Restricted Common Stock and the Company Restricted Preferred Stock.

“Company ERISA Affiliate” has the meaning specified in the definition of the term “Company Plan”.

“Company Financial Statements” has the meaning specified in Section 3.6(b).

“Company Intellectual Property” means the Intellectual Property that is owned by or purported to be owned by the Company or any of its Subsidiaries and material to the business of the Company and its Subsidiaries taken as a whole.

“Company Intervening Event” means any material fact, event, change, development or circumstance (a) that was not known or reasonably foreseeable (or, if known, the consequences or magnitude of which were not known or reasonably foreseeable) by the Company Special Committee (in the case of a Company Adverse Recommendation Change by the Company Special Committee) or the Company Board (in the case of a Company Adverse Recommendation Change by the Company Board) as of the date of this Agreement, which material fact, event, change, development or circumstance (or consequences or magnitude of which) becomes known to the Company Special Committee (in the case of a Company Adverse Recommendation Change by the Company Special Committee) or the Company Board (in the case of a Company Adverse Recommendation Change by the Company Board) prior to the Company Requisite Approvals and that affects, or would reasonably be likely to affect, in a material manner the business, assets, properties, Liabilities, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole and (b) does not relate to (i) the receipt, existence or terms of any Alternative Company Transaction Proposal or (ii) any changes in the market price or trading volume of the Company, Parent or any of their Portfolio Securities, in each case in and of itself (it being understood that the facts or occurrences giving rise or contributing to such change described in clause (ii) may be taken into account when determining a Company Intervening Event to the extent otherwise satisfying this definition).

“Company IT Systems” means the computer systems, including software, hardware, middleware, servers, workstations and routers owned, leased, used, or licensed by the Company or any of its Subsidiaries, which are material to the business of the Company and its Subsidiaries as currently conducted by the Company and its Subsidiaries.

“Company Leased Property” has the meaning specified in Section 3.12(b).

“Company Leases” has the meaning specified in Section 3.12(b).

“Company Margin Facility” means the margin loan agreement, dated as of December 29, 2017, as amended, restated, amended and restated, modified or supplemented, by and among Broadband Holdco, LLC, a Delaware limited liability company and Wholly Owned Subsidiary of the Company, JPMorgan Chase Bank, N.A., London Branch, as calculation agent and as administrative agent, and the lenders party thereto.

“Company Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that, individually or in the aggregate, is or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or financial condition of the Company and its Subsidiaries taken as a whole or (b) the ability of the Company to consummate the transactions contemplated by the Transaction Documents to which the Company is a party; provided, however, that, with respect to clause (a) above, none of the following shall constitute or be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur: (i) changes in conditions generally in the United States or global economy or in the capital or financial markets, including exchange or interest rates, (ii) changes in general economic and market conditions or changes in GAAP that, in either case, generally affect the industries in which the Company or any of its Subsidiaries participate, (iii) the announcement of the Transaction Documents or the transactions contemplated thereby or hereby (including any stockholder litigation arising from such announcement), (iv) acts of war, sabotage or terrorism, or any escalation or worsening of such acts, or any earthquakes, hurricanes, tornados, and other wind storms, floods, pandemics (including COVID-19) or epidemics or other natural disasters or acts of God, (v) any action taken or failure to act by the Company or its Subsidiaries which is expressly required by the Transaction Documents to which the Company is a party (other than any action required by Section 5.9(a)) or that has been expressly consented to by Parent under the terms of this Agreement, or (vi) any change, effect, event, occurrence, state of facts or development that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the business, results of operations or financial condition of Parent and its Subsidiaries, taken as a whole (it being understood that the underlying facts or occurrences giving rise or contributing to such material adverse effect may be taken into account when determining a Company Material Adverse Effect to the extent not otherwise excluded by this definition), except in each of cases (i), (ii) and (iv), to the extent that such changes, effects, events, occurrences, state of facts or developments affect the Company and its Subsidiaries in a disproportionate manner relative to other participants in the industries in which the Company and its Subsidiaries participate (in which case only the incremental disproportionate effect may be taken into account in determining whether there has been a Company Material Adverse Effect).

“Company Material Contract” has the meaning specified in Section 3.20(a).

“Company Notice Period” has the meaning specified in Section 5.4(b)(ii).

“Company Offer” has the meaning specified in Section 5.6(b)(ii).

“Company Other Interests” has the meaning specified in Section 3.3(c).

“Company Owned Parent Shares” has the meaning specified in Section 3.23.

“Company Plan” means each bonus, deferred compensation, incentive compensation, stock purchase, stock option, severance or termination pay, hospitalization, medical, life or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plan, program, agreement or arrangement and each other employee benefit plan, program, agreement or arrangement, sponsored, maintained or contributed to or required to be contributed to by the Company or by any trade or business, whether or not incorporated (“Company ERISA Affiliate”), that together with the Company would be deemed a “controlled group” within the meaning of Section 4001(a)(14) of ERISA, for the benefit of any employee, director or former employee or director of the Company or any of its Subsidiaries.

“Company Predecessor” means GCI Liberty, Inc., an Alaska corporation, which merged with and into the Company on May 10, 2018.

“Company Preferred Stock” means the Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, of the Company.

“Company PSU Award” means an award of restricted stock units issued under the Company Stock Plans evidencing the right to receive in specified circumstances a certain number of shares of the specified series of Company Common Stock or, in the discretion of the Company, the equivalent value in cash, that is subject to performance-based vesting conditions.

“Company Qualified Plan” has the meaning specified in Section 3.19(b).

“Company Real Property” has the meaning specified in Section 3.12(a).

“Company Reorganization Tax Counsel” has the meaning specified in Section 6.3(e).

“Company Reorganization Tax Opinion” means (a) the tax opinion, dated as of the Closing Date, referred to in Section 6.3(e), and (b) if required in connection with the filing of the Registration Statement, the opinion as to the material U.S. federal income tax consequences of the Combination, to be delivered by Company Reorganization Tax Counsel for purposes of the Registration Statement including the Joint Proxy Statement.

“Company Reorganization Tax Opinion Representation Letter” means the representation letter substantially in the form of Exhibit E, with such changes, updates or refinements, agreed to by Parent, the Company, Parent Tax Counsel and Company Reorganization Tax Counsel, as may be reasonably necessary to reflect any changes in, or clarifications of, facts prior to the Closing, to be executed by the Company, and dated and effective as of the Closing Date (and if applicable, as of the date of any Reorganization Tax Opinions to be delivered in connection with the Registration Statement), delivered to each of the tax counsel providing the Reorganization Tax Opinions as a condition to, and in connection with, the issuance of the Reorganization Tax Opinions.

“Company Requisite Approvals” means the Company Stockholder Approval and the Company Disinterested Stockholder Approval.

“Company Restricted Common Stock” means a restricted share of Company Common Stock.

“Company Restricted Preferred Stock” means a restricted share of Company Preferred Stock.

“Company RSU Award” means an award of restricted stock units issued under the Company Stock Plans evidencing the right to receive in specified circumstances a certain number of shares of the specified series of Company Common Stock or, in the discretion of the Company, the equivalent value in cash, excluding any Company PSU Awards.

“Company SEC Documents” has the meaning specified in Section 3.6(a).

“Company Section 16 Officer” means any person that the Company has determined to be an “officer” of the Company within the meaning of Rule 16a-1(f) of the Exchange Act.

“Company Series A Common Stock” means the Series A common stock, par value $0.01 per share, of the Company.

“Company Series A Stock Option” means a stock option to purchase shares of Company Series A Common Stock.

“Company Series B Common Stock” means the Series B common stock, par value $0.01 per share, of the Company.

“Company Series B Stock Option” means a stock option to purchase shares of Company Series B Common Stock.

“Company Series C Common Stock” means the Series C common stock, par value $0.01 per share, of the Company.

“Company Signing Split-Off Tax Opinion Representation Letter” means the representation letter executed by the Company prior to the execution of this Agreement, dated and effective as of the date of this Agreement, and delivered to Split-Off Tax Counsel as a condition to, and in connection with, the issuance of the Split-Off Signing Tax Opinion.

“Company Special Committee” has the meaning specified in the recitals.

“Company Special Committee Recommendation” has the meaning specified in Section 3.4(b).

“Company Split-Off Tax Opinion Representation Letters” means the Company Signing Split-Off Tax Opinion Representation Letter and the Company Closing Split-Off Tax Opinion Representation Letter.

“Company Stock Options” means the Company Series A Stock Options and the Company Series B Stock Options.

“Company Stock Plan” means the GCI Liberty, Inc. 2018 Omnibus Incentive Plan, the GCI Liberty, Inc. Transitional Stock Adjustment Plan, and the Amended and Restated 1986 Stock Option Plan of General Communication, Inc. (Restated effective as of September 26, 2014), in each case, as amended.

“Company Stockholder” means a holder of Company Common Stock or Company Preferred Stock.

“Company Stockholder Approval” has the meaning specified in Section 3.4(d).

“Company Stockholders Meeting” has the meaning specified in Section 5.7(a).

“Company Tax Opinion Representations” means the representations in the Company Reorganization Tax Opinion Representation Letter and the Company Split-Off Tax Opinion Representation Letters.

“Company Termination Fee” has the meaning specified in Section 7.3(a).

“Company Unit Awards” means the Company RSU Awards and the Company PSU Awards.

“Company Vote Date” has the meaning specified in Section 7.1(b)(iii).

“Competition Law” means any Law that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or lessening of competition through merger or acquisition or restraint of trade.

“Confidentiality Agreement” has the meaning specified in Section 5.8(d).

“Continuing Employee” has the meaning specified in Section 5.23(a).

“Contract” means any legally binding written or oral contract, agreement, instrument, commitment, understanding or undertaking (including leases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts and purchase orders).

“Contribution” has the meaning specified in the Reorganization Agreement.

“control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of securities or partnership or other ownership interests, as trustee or executor, by contract or credit arrangement or otherwise.

“Convertible Securities” means, with respect to any Person, (a) any securities that are convertible into or exercisable or exchangeable for any shares (or other units) of any class or series of equity securities of such Person, whether upon conversion, exercise, or exchange, pursuant to antidilution provisions of such securities or otherwise (other than, for purposes of this Agreement, the Parent Series B Common Stock or the Company Series B Common Stock) and (b) any subscriptions, options, rights, warrants or calls (or any similar securities) or agreements or arrangements of any character, in each case to acquire equity securities of such Person.

“Copyright Filings” has the meaning specified in Section 3.14(d).

“Copyrights” means registered and unregistered copyrights, mask works, computer programs, database rights, moral rights and similar rights in protectable material, including rights to use and all renewals and extensions thereof and registrations of the foregoing and applications therefor, and equivalents of the foregoing.

“D&O Insurance” has the meaning specified in Section 5.14(b).

“D&O Tail” has the meaning specified in Section 5.14(b).

“Data Security Requirements” means all applicable Laws and regulatory requirements to the extent relating to the collection, processing and control of Personal Data (including the California Consumer Privacy Act, the Regulation (EU) 2016/679 of The European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of Personal Data and on the free movement of such data, and repealing Directive 95/46/EC (the “GDPR”) and the Regulation of the European Parliament and of the Council concerning the respect for private life and the protection of Personal Data in electronic communications and repealing Directive 2002/58/EC).

“Debevoise” means Debevoise & Plimpton LLP.

“Debt Financing” means, subject to certain terms and conditions to be agreed, the agreement by the Debt Financing Sources to provide a debt facility under the Parent Margin Facility to Cheetah 6, the proceeds of which shall be used to repay in full the loans outstanding under the Company Margin Facility.

“Debt Financing Source” shall mean the lenders, any arrangers, potential agents, underwriters, placement agents and other Persons providing or potentially providing, or acting in connection with, the Debt Financing, and each of their respective Affiliates and their respective current, former and future equity holders, controlling persons, agents, Affiliates, members, managers, partners, officers, directors, employees, advisors, attorneys or other representatives and each of their respective successors and assigns.

“Debt Financing Source Provisions” shall mean Section 8.3, Section 8.5 and Section 8.20.

“Delaware Courts” has the meaning specified in Section 8.11.

“DGCL” has the meaning specified in the recitals.

“Dissenting Shares” has the meaning specified in Section 2.6(e).

“Distribution” has the meaning specified in the Tax Sharing Agreement.

“DLLCA” has the meaning specified in the recitals.

“Drop Dead Date” has the meaning specified in Section 7.1(b)(i).

“Effective Time” has the meaning specified in Section 2.3(a).

“Encumbrance” means any mortgage, deed of trust, lien (statutory or otherwise), pledge, hypothecation, charge, title retention device, restriction, covenant, title defect, assignment, adverse claim, restriction, encumbrance, option, right of first refusal or first offer, preemptive right or security interest of any kind or nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset, but other than restrictions under applicable securities Laws).

“Environmental Law” means any applicable Law relating to the protection of the environment (including ambient air, surface water, groundwater or land) or pollution, including any Law relating to the production, use, storage, treatment, transportation, recycling, disposal, discharge, release or other handling of any Hazardous Substances, or the investigation, clean-up or remediation thereof.

“Equity” means any and all shares of capital stock of the applicable Person and Convertible Securities of such Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, and all regulations promulgated thereunder.

“Exchange Act” means the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder.

“Exchange Agent” has the meaning specified in Section 2.7(a).

“Exchange Agreement” has the meaning specified in the recitals.

“Exchange Fund” has the meaning specified in Section 2.7(a).

“Excluded Alternative Parent Transaction” means an Alternative Parent Transaction (i) that would not (A) reasonably be expected to materially impair or delay the ability of Parent to consummate the Merger, (B) require Parent to abandon, terminate or fail to consummate the Merger and (C) reasonably be expected to result in an Adverse Regulatory Condition and (ii) unless the Parent Series C Common Stock would continue to be listed on a national securities exchange following the consummation of such Alternative Parent Transaction, the consummation of which, by its terms, is conditioned on the prior closing of the Merger.

“Extended Date” has the meaning specified in Section 5.14(a).

“FCC” means the United States Federal Communications Commission.

“FCC Approvals” has the meaning specified in Section 6.1(f).

“Final Order” means an Action or decision that has been granted as to which (a) no request for a stay or any similar request is pending, no stay is in effect, the Action or decision has not been vacated, reversed, set aside, annulled or suspended and any deadline for filing such a request that may be designated by statute or regulation has passed; (b) no petition for rehearing or reconsideration or application for review is pending and the time for the filing of any such petition or application has passed; (c) no Governmental Authority has undertaken to reconsider the Action on its own motion and the time within which it may effect such reconsideration has passed; and (d) no appeal is pending (including other administrative or judicial review) or in effect and any deadline for filing any such appeal that may be specified by statute or rule has passed.

“Fraud” means intentional and knowing common law fraud under Delaware law in the representations and warranties set forth in this Agreement.

“GAAP” means United States generally accepted accounting principles.

“GDPR” has the meaning specified in the definition of the term “Data Security Requirements”.

“Governance Instruments” means the Company Charter and the Company Bylaws.

“Government Shutdown” means the shutdown or suspension, including, for the avoidance of doubt, any tolling of review periods, of any government services provided by any of the SEC, the United States Federal Trade Commission, the United States Department of Justice, the FCC, the RCA or any other State Commission and/or NASDAQ, including, for the avoidance of doubt, as a result of the COVID-19 pandemic or any other pandemic or epidemic.

“Governmental Authority” means any supranational, national, federal, state, county, local or municipal government, or other political subdivision thereof, or any court, tribunal or arbitral body and any entity exercising executive, legislative, judicial, regulatory, taxing, administrative, prosecutorial or arbitral functions of or pertaining to government, domestic or foreign; provided, that such term shall not include any stock exchange or listing company.

“Governmental Permit” means any consent, license, permit, grant, or other authorization of a Governmental Authority that is required for the operation of such entity’s business or the holding of any of its material assets or properties; provided, that such term shall not include any Communications Licenses.

“Group” has the meaning ascribed to such term in Section 13(d)(3) of the Exchange Act.

“Hazardous Substance” means any substance, material or waste that is regulated by a Governmental Authority pursuant to any Environmental Law as “hazardous,” “pollutant,” “contaminant,” “toxic,” “radioactive” or similar item, including petroleum and petroleum products, polychlorinated biphenyls and friable asbestos.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, without duplication (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (a) all liabilities or other obligations (including all obligations in respect of principal, accrued interests, penalties, fees and premiums) of such Person (i) for borrowed money, (ii) evidenced by notes, bonds, debentures or other similar instruments (whether or not negotiable) (except any such liabilities or other obligations issued in the Ordinary Course with a maturity date of no more than six (6) months in a transaction intended to extend payment terms of trade payables or similar obligations to trade creditors incurred in the Ordinary Course), (iii) in respect of the principal component of all letters of credit, bankers’ acceptances, bank guarantees, surety bonds or similar instruments (whether or not negotiable) issued for the account of such Person regardless of whether drawn upon, (iv) created or arising under conditional sale or other title retention agreement with respect to property acquired or issued or assumed as the deferred purchase price of property or services (excluding (A) trade accounts payable or similar obligations in the Ordinary Course, (B) any earnout obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP, and (C) any such obligations incurred under ERISA), (v) in respect of any securitization transaction, (vi) consisting of net obligations of any interest rate, currency or commodity hedging arrangements to the extent the foregoing would appear on a balance sheet of such Person as a liability in accordance with GAAP or (vii) relating to a lease obligation required to be capitalized under GAAP or attributable to sale/leaseback transactions of such Person that appear on the balance sheet of such Person as a liability in accordance with GAAP; and (b) every obligation of others of the kind described in the preceding clause (a) that such Person has guaranteed, that is secured by an Encumbrance on any asset of such Person or that is otherwise such Person’s legal obligation.  Notwithstanding the foregoing, in no event shall the following constitute Indebtedness: (v) intercompany indebtedness, (w) accounts payable, deferred revenues, liabilities associated with customer prepayments, in each case, incurred in the Ordinary Course, (x) operating leases, (y) customary obligations under employment agreements and deferred compensation and (z) prepaid or deferred revenue and deferred tax liabilities.

“Indemnification Agreement” means the Indemnification Agreement, dated as of March 9, 2018, by and among Qurate, the Company, Liberty Interactive LLC and LV Bridge, LLC.

“Indemnification Agreement Joinder” means the Assumption and Joinder Agreement to Indemnification Agreement, dated as of the date of this Agreement, by and among Parent, the Company, Qurate, Liberty Interactive LLC and LV Bridge, LLC.

“Indemnified Parties” has the meaning specified in Section 5.14(a);

“Intellectual Property” means any and all of the following in any jurisdiction throughout the world, and all corresponding rights: (a) inventions (whether or not patentable or reduced to practice), all improvements thereto and all Patents; (b) Trademarks; (c) works of authorship (whether or not copyrightable) and Copyrights; (d) trade secrets; (e) rights of privacy and publicity, including rights to the use of names, likenesses, images, voices, signatures and biographical information of real persons; and (f) rights in software.

“Joinder Agreements” means the Indemnification Agreement Joinder and the Tax Sharing Agreement Joinder.

“Joint Proxy Statement” has the meaning specified in Section 5.7(a).

“Knowledge” means, with respect to the Company, the actual knowledge, after due inquiry, of any of the Senior Management of the Company in his or her capacity as an officer of the Company or a Subsidiary of the Company, and, with respect to Parent, the actual knowledge, after due inquiry, of any of the Senior Management of Parent in his or her capacity as an officer of Parent or a Subsidiary of Parent.

“Law” means all foreign, federal, state, provincial, local or municipal laws (including common law), statutes, ordinances, regulations and rules of any Governmental Authority, and all Orders.

“Liabilities” means debts, liabilities, commitments and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, known or unknown, asserted or unasserted, including those arising under any Law, Action or Order and those arising under any Contract.

“Liberty Ventures Common Stock” means the Series A Liberty Ventures common stock, par value $0.01 per share, of Qurate and the Series B Liberty Ventures common stock, par value $0.01 per share, of Qurate, each of which was formerly issued and outstanding.

“Maffei Group” means Gregory B. Maffei, The Maffei Foundation, MAVEN GRAT 1, LLC and MAVEN 2017-1 GRAT, LLC.

“Malone” has the meaning specified in the recitals.

“Malone Closing Representation Letter” means the representation letter substantially in the form of the Malone Signing Representation Letter with such changes, updates or refinements, agreed to by Malone and Split-Off Tax Counsel (and, with respect to material changes, updates or refinements, with the consent of the Company and Parent (such consent not to be unreasonably withheld, conditioned or delayed)), as may be reasonably necessary to reflect any changes in, or clarifications of, facts prior to the Closing to be executed by Malone, dated and effective as of the Closing Date, delivered to Split-Off Tax Counsel as a condition to, and in connection with, the issuance of the Split-Off Closing Tax Opinion.

“Malone Group” means Malone, Leslie Malone, John C. Malone 1995 Rev Trust, Leslie A. Malone 1995 Rev Trust, Tracy M. Neal Trust A, Evan D. Malone Trust A, Evan D. Malone, Malone Family Land Foundation, Malone Family Foundation, June 2003 CRT and Malone LG 2013 CRT.

“Malone Signing Representation Letter” means the representation letter executed by Malone prior to the execution of this Agreement, dated and effective as of the date of this Agreement, and delivered to Split-Off Tax Counsel as a condition to, and in connection with, the issuance of the Split-Off Signing Tax Opinion.

“Merger” has the meaning specified in the recitals.

“Merger Consideration” has the meaning specified in Section 2.6(a)(ii)(3).

“Merger LLC” has the meaning specified in the preamble.

“Merger Sub” has the meaning specified in the preamble.

“Merger Sub Board” has the meaning specified in the recitals.

“Merger Sub Stockholder Consent” has the meaning specified in Section 4.4(d).

“Morris Nichols” means Morris, Nichols, Arsht & Tunnell LLP.

“NASDAQ” means The Nasdaq Stock Market LLC.

“Order” means any judgment, order, writ, award, preliminary or permanent injunction or decree of any Governmental Authority.

“Ordinary Course” means in the ordinary course, subject, however, to such commercially reasonable actions as are reasonably necessary given changing economics and other conditions, circumstances or events relating to or arising from the COVID-19 pandemic.

“Ordinary Course Consistent with Past Practice” means in the ordinary course consistent with past practice, subject, however, to such commercially reasonable actions as are reasonably necessary given changing economics and other conditions, circumstances or events relating to or arising from the COVID-19 pandemic.

“Parent” has the meaning specified in the preamble.

“Parent Adverse Recommendation Change” means any of the following actions of the Parent Board or any committee thereof, including the Parent Special Committee: (a) qualifying, amending or modifying, in a manner adverse to the Company in any material respect, or withdrawing or publicly proposing to qualify, amend or modify, in a manner adverse to the Company in any material respect, or withdraw the Parent Board Recommendation or the Parent Special Committee Recommendation or failing to include the Parent Board Recommendation and the Parent Special Committee Recommendation in the Joint Proxy Statement when disseminated to the Parent Stockholders (and at all times thereafter prior to receipt of the Parent Requisite Approvals), (b) publicly recommending, adopting or approving, or proposing to publicly recommend, adopt or approve, any Alternative Parent Transaction Proposal, (c) making any public recommendation in favor of a tender offer or exchange offer or failing to recommend against acceptance of such tender or exchange offer by the close of business on the tenth (10th) Business Day after the commencement of such tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act, (d) other than with respect to a tender offer or exchange offer, failing to publicly reaffirm its recommendation of this Agreement within five (5) Business Days after the Company so requests in writing if an Alternative Parent Transaction Proposal or any material modification thereto has been made public and not withdrawn (provided, that the Company shall be entitled to make such written request for reaffirmation only once for each Alternative Parent Transaction Proposal and once for each material amendment to such Alternative Parent Transaction Proposal) or (e) resolving, agreeing or publicly proposing to do any of the foregoing.

“Parent Board” has the meaning specified in the recitals.

“Parent Board Recommendation” has the meaning specified in Section 4.4(c).

“Parent Bylaws” means the Bylaws of Parent, as in effect on the date of this Agreement.

“Parent Capital Stock” means the Parent Common Stock and the Parent Preferred Stock.

“Parent Charter” means the Restated Certificate of Incorporation of Parent, effective as of November 4, 2014, as in effect on the date of this Agreement.

“Parent Closing Split-Off Tax Opinion Representation Letter” means a representation letter substantially in the form of the Parent Signing Split-Off Tax Opinion Representation Letter with such changes, updates or refinements, agreed to by Parent and Split-Off Tax Counsel (and, with respect to material changes, updates or refinements, with the consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed)), as may be reasonably necessary to reflect any changes in, or clarifications of, facts prior to the Closing to be executed by Parent, dated and effective as of the Closing Date, delivered to Split-Off Tax Counsel as a condition to, and in connection with, the issuance of the Split-Off Closing Tax Opinion.

“Parent Common Stock” means shares of Parent Series A Common Stock, Parent Series B Common Stock or Parent Series C Common Stock.

“Parent Disclosure Letter” means the disclosure letter delivered by Parent to the Company concurrently with the execution of this Agreement.

“Parent Disinterested Stockholder Approval” has the meaning specified in Section 4.4(f).

“Parent Equity Awards” means the Parent Stock Options and the Parent RSUs.

“Parent ERISA Affiliate” has the meaning specified in the definition of the term “Parent Plan”.

“Parent Financial Statements” has the meaning specified in Section 4.6(b).

“Parent Governance Instruments” means the Parent Charter and the Parent Bylaws.

“Parent Intervening Event” means any material fact, event, change, development or circumstance (a) that was not known or reasonably foreseeable (or, if known, the consequences or magnitude of which were not known or reasonably foreseeable) by Parent Special Committee (in the case of a Parent Adverse Recommendation Change by the Parent Special Committee) or the Parent Board (in the case of a Parent Adverse Recommendation Change by the Parent Board) as of the date of this Agreement, which material fact, event, change, development or circumstance (or consequences or magnitude of which) becomes known to the Parent Special Committee (in the case of a Parent Adverse Recommendation Change by the Parent Special Committee), or the Parent Board (in the case of a Parent Adverse Recommendation Change by the Parent Board) prior to the Parent Requisite Approvals and that affects, or would reasonably be likely to affect, in a material manner the business, assets, properties, Liabilities, results of operations or condition (financial or otherwise) of Parent and its Subsidiaries, taken as a whole and (b) does not relate to (i) the receipt, existence or terms of any Alternative Parent Transaction Proposal or (ii) any changes in the market price or trading volume of the Company, Parent or any of their Portfolio Securities in each case in and of itself (it being understood that the facts or occurrences giving rise or contributing to such change described in clause (ii) may be taken into account when determining a Parent Intervening Event to the extent otherwise satisfying this definition).

“Parent Margin Facility” means the margin loan agreement, dated as of August 31, 2017, as amended, restated, amended and restated, modified or supplemented, by and among LBC Cheetah 6, LLC, a Delaware limited liability company and a Wholly Owned Subsidiary of Parent (“Cheetah 6”), BNP Paribas, as calculation agent, Wilmington Trust, National Association, as administrative agent, and the lenders party thereto.

“Parent Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that, individually or in the aggregate, is or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or financial condition of Parent and its Subsidiaries taken as a whole or (b) the ability of Parent to consummate the transactions contemplated by the Transaction Documents to which any of Parent, Merger Sub and Merger LLC is a party; provided, however, that, with respect to clause (a) above, none of the following shall constitute or be taken into account in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur: (i) changes in conditions generally in the United States or global economy or in the capital or financial markets, including exchange or interest rates, (ii) changes in general economic and market conditions or changes in GAAP that, in either case, generally affect the industries in which Parent or any of its Subsidiaries participate, (iii) the announcement of the Transaction Documents or the transactions contemplated thereby or hereby (including any stockholder litigation arising from such announcement), (iv) acts of war, sabotage or terrorism, or any escalation or worsening of such acts, or any earthquakes, hurricanes, tornados, and other wind storms, floods, pandemics (including COVID-19) or epidemics or other natural disasters or acts of God, (v) any action taken or failure to act by Parent or its Subsidiaries which is expressly required by the Transaction Documents to which Parent or its Subsidiaries is a party (other than any action required by Section 5.9(a)) or that has been expressly consented to by the Company under the terms of this Agreement, except in each of cases (i), (ii) and (iv), to the extent that such changes, effects, events, occurrences, state of facts or developments affect Parent and its Subsidiaries in a disproportionate manner relative to other participants in the industries in which Parent and its Subsidiaries participate (in which case only the incremental disproportionate effect may be taken into account in determining whether there has been a Parent Material Adverse Effect).

“Parent Notice Period” has the meaning specified in Section 5.6(b)(ii).

“Parent Offer” has the meaning specified in Section 5.4(b)(ii).

“Parent Other Interests” has the meaning specified in Section 4.3(c).

“Parent Plan” means each material bonus, deferred compensation, incentive compensation, stock purchase, stock option, severance or termination pay, hospitalization, medical, life or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plan, program, agreement or arrangement, and each other employee benefit plan, program, agreement or arrangement, sponsored, maintained or contributed to or required to be contributed to by Parent or by any trade or business, whether or not incorporated (“Parent ERISA Affiliate”), that together with Parent would be deemed a “controlled group” within the meaning of Section 4001(a)(14) of ERISA, for the benefit of any employee, director or former employee or director of Parent or any of its Subsidiaries.

“Parent Preferred Stock” means the Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, to be issued by Parent.

“Parent Qualified Plan” has the meaning specified in Section 4.13(b).

“Parent Reorganization Tax Opinion” means (a) the tax opinion, dated as of the Closing Date, referred to in Section 6.2(e) and (b) if required in connection with the filing of the Registration Statement, the opinion as to the material U.S. federal income tax consequences of the Combination, to be delivered by Parent Tax Counsel for purposes of the Registration Statement including the Joint Proxy Statement.

“Parent Reorganization Tax Opinion Representation Letter” means the representation letter substantially in the form of Exhibit F, with such changes, updates or refinements, agreed to by Parent, the Company, Parent Tax Counsel and Company Reorganization Tax Counsel, as may be reasonably necessary to reflect any changes in, or clarifications of, facts prior to the Closing, to be executed by Parent, and dated and effective as of the Closing Date (and if applicable, as of the date of any Reorganization Tax Opinions to be delivered in connection with the Registration Statement), delivered to each of the tax counsel providing the Reorganization Tax Opinions as a condition to, and in connection with, the issuance of the Reorganization Tax Opinions.

“Parent Requisite Approvals” means the Parent Stockholder Approval and the Parent Disinterested Stockholder Approval.

“Parent Restricted Common Stock” means restricted shares of Parent Common Stock.

“Parent RSUs” means restricted stock units with respect to shares of Parent Common Stock.

“Parent SEC Documents” has the meaning specified in Section 4.6(a).

“Parent Section 16 Officer” means any person that Parent has determined to be an “officer” of Parent within the meaning of Rule 16a-1(f) of the Exchange Act.

“Parent Series A Common Stock” means the Series A common stock, par value $0.01 per share, of Parent.

“Parent Series B Common Stock” means the Series B common stock, par value $0.01 per share, of Parent.

“Parent Series C Common Stock” means the Series C common stock, par value $0.01 per share, of Parent.

“Parent Signing Split-Off Tax Opinion Representation Letter” means the representation letter executed by Parent prior to the execution of this Agreement, dated and effective as of the date of this Agreement, and delivered to Split-Off Tax Counsel as a condition to, and in connection with, the issuance of the Split-Off Signing Tax Opinion.

“Parent Special Committee” has the meaning specified in the recitals.

“Parent Special Committee Recommendation” has the meaning specified in Section 4.4(b).

“Parent Split-Off Tax Opinion Representation Letters” means the Parent Signing Split-Off Tax Opinion Representation Letter and the Parent Closing Split-Off Tax Opinion Representation Letter.

“Parent Stock Option” means a stock option to purchase shares of Parent Common Stock.

“Parent Stock Plan” means the Liberty Broadband Corporation 2019 Omnibus Incentive Plan, the Liberty Broadband Corporation 2014 Omnibus Incentive Plan (Amended and Restated as of March 11, 2015) and the Liberty Broadband Corporation Transitional Stock Adjustment Plan.

“Parent Stockholder” means a holder of Parent Capital Stock.

“Parent Stockholder Approval” has the meaning specified in Section 4.4(f).

“Parent Stockholders Meeting” has the meaning specified in Section 5.7(a).

“Parent Tax Counsel” has the meaning specified in Section 6.2(e).

“Parent Tax Opinion Representations” means the representations in the Parent Reorganization Tax Opinion Representation Letter and the Parent Split-Off Tax Opinion Representation Letters.

“Parent Tax Sharing Agreement” means that certain Tax Sharing Agreement, dated as of November 4, 2014, by and between Parent and Liberty Media Corporation.

“Parent Termination Fee” has the meaning specified in Section 7.3(c).

“Parent Vote Date” has the meaning specified in Section 7.1(b)(iv).

“Party” means any of the Company, Parent, Merger Sub and Merger LLC.

“Patents” means patents and industrial designs, patent and industrial design applications and patent disclosures, together with all reissues, continuations, continuations-in-part, revisions, divisionals, extensions and reexaminations in connection therewith.

“Permitted Encumbrances” means: (a) statutory Encumbrances for current Taxes or other payments that are not yet due and payable, (b) Encumbrances for Taxes being contested in good faith and by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP in the Company SEC Documents or the Parent SEC Documents, as applicable, filed prior to the date of this Agreement, (c) Encumbrances in favor of vendors, mechanics, carriers, workmen, warehousemen, repairmen, materialmen or similar Encumbrances arising under applicable Law in the Ordinary Course, which would not materially impair the use, operation or value of the asset subject thereto, (d) valid non-exclusive licenses to Intellectual Property in the Ordinary Course Consistent with Past Practice, (e) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable Law, (f) with respect to any licensed or leased asset or property, the rights of any lessor, lessee, licensor or licensee under the applicable lease or license entered into in the Ordinary Course Consistent with Past Practice, (g) liens securing Indebtedness of the Company and/or its Subsidiaries described on Section 1.1(a) of the Company Disclosure Letter (and identified thereon as being secured by such liens) so long as the terms of such Indebtedness, as in effect on the date of this Agreement, require the incurrence of such liens to secure such Indebtedness, (h) defects, imperfections or irregularities in title, easements, covenants, restrictions and rights of way and other similar Encumbrances, or other liens of record, zoning, building and other similar codes and restrictions, with respect to real property, in each case, that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use, (i) (x) with respect to any securities, any transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities Law or (y) restrictions under organizational documents, (j) Encumbrances set forth in any Transaction Document, (k) Encumbrances that do not, individually or in the aggregate, materially impair the continued use or operation of the property to which they relate or the conduct of the business of the Company and its Subsidiaries as conducted on the date of this Agreement, (l) statutory Encumbrances arising by operation of Law with respect to a Liability incurred in the Ordinary Course and which is not yet due and payable or which is being contested in good faith and by appropriate proceedings and (m) any Encumbrances which are of record and any Encumbrances that would be disclosed by an accurate survey of the real property.

“Person” means any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Authority or any Group comprised of two (2) or more of the foregoing.

“Personal Data” means any and all information that, (i) alone or in combination with other information, allows the identification of a living individual (including, IP address, digital signature, name, address, telephone number, email address or usernames in combination with a password or security code that would allow access to an online account, date of birth, social security number, bank account number, government-issues identification number, credit card number, credit history and criminal history) and is “Personal Data” as that term is defined in Article 4 of the GDPR or (ii) is “Personally Identifiable Information” under any Data Security Requirements in any jurisdiction applicable to the processing of that Personal Data.

“Portfolio Securities” means the securities of the entities set forth on Section 1.1(b) of the Company Disclosure Letter.

“Preferred Consideration” has the meaning specified in Section 2.6(a)(ii)(3).

“Qurate” means Qurate Retail, Inc., a Delaware corporation (f/k/a Liberty Interactive Corporation).

“Qurate Closing Representation Letter” means the representation letter substantially in the form of the Qurate Signing Representation Letter with such changes, updates or refinements, agreed to by Qurate and Split-Off Tax Counsel (and, with respect to material changes, updates or refinements, with the consent of the Company and Parent (such consent not to be unreasonably withheld, conditioned or delayed)), as may be reasonably necessary to reflect any changes in, or clarifications of, facts prior to the Closing to be executed by Qurate, dated and effective as of the Closing Date, delivered to Split-Off Tax Counsel as a condition to, and in connection with, the issuance of the Split-Off Closing Tax Opinion.

“Qurate Signing Representation Letter” means the representation letter executed by Qurate prior to the execution of this Agreement, dated and effective as of the date of this Agreement, and delivered to Split-Off Tax Counsel as a condition to, and in connection with, the issuance of the Split-Off Signing Tax Opinion.

“RCA” means the Regulatory Commission of Alaska.

“Real Property” has the meaning specified in Section 3.12(b).

“Registration Statement” has the meaning specified in Section 5.7(a).

“Reorganization Agreement” means that certain Agreement and Plan of Reorganization dated as of April 4, 2017, as amended, by and among Qurate, Liberty Interactive LLC and the Company.

“Reorganization Tax Opinion Representations” means the representations in the Company Reorganization Tax Opinion Representation Letter and the Parent Reorganization Tax Opinion Representation Letter.

“Reorganization Tax Opinions” means the Parent Reorganization Tax Opinion and the Company Reorganization Tax Opinion.

“Representatives” means, with respect to any Person, its financial advisors, legal counsel, financing sources, accountants, insurers or other advisors, agents or representatives, including its officers and directors.

“Sarbanes Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, and the rules and regulations promulgated thereunder.

“Senior Management” means, with respect to (i) Parent, (A) the Chief Executive Officer, the Chief Accounting Officer, the Chief Legal Officer and the Chief Corporate Development Officer of Parent and (B) the Chief Executive Officer of Skyhook Wireless, Inc., and (ii) the Company, (A) the Chief Executive Officer, the Chief Accounting Officer, the Chief Legal Officer and the Chief Corporate Development Officer of the Company, (B) the Chief Executive Officer of GCI Holdings, LLC and (C) the Chief Executive Officer of Evite, Inc.

“Series A Consideration” has the meaning specified in Section 2.6(a)(ii)(1).

“Series B Consideration” has the meaning specified in Section 2.6(a)(ii)(2).

“Signing Split-Off Tax Opinion Representation Letters” means the Company Signing Split-Off Tax Opinion Representation Letter, the Parent Signing Split-Off Tax Opinion Representation Letter, the Malone Signing Representation Letter and the Qurate Signing Representation Letter.

“Skadden” means Skadden, Arps, Slate, Meagher & Flom LLP.

“Specified Persons” means the Persons listed on Section 1.1(c) of the Company Disclosure Letter.

“Split-Off” means the split-off of the Company Predecessor by Qurate on the Split-Off Date pursuant to which Qurate redeemed shares of Liberty Ventures Common Stock in exchange for shares of the corresponding class of Company Predecessor common stock.

“Split-Off Closing Tax Opinion” means the tax opinion, dated as of the Closing Date, referred to in Section 6.1(l).

“Split-Off Date” means March 9, 2018.

“Split-Off Signing Tax Opinion” means the tax opinion, dated as of the date of this Agreement, referred to in Section 3.18(j).

“Split-Off Tax Counsel” has the meaning specified in Section 6.1(l).

“Split-Off Tax Treatment” means (a) the qualification of the Contribution and Distribution as a tax-free transaction described under Sections 368(a)(1)(D), 355 and 361 of the Code and (b) the qualification of the Contribution and Distribution in whole for nonrecognition of income, gain and loss for U.S. federal (and state and local) income (or franchise) tax purposes to Qurate, the Company, each of their respective Subsidiaries at the effective time of the Distribution and the holders of Liberty Ventures Common Stock that received stock of the Company in the Distribution.

“Split-Off Tax Treatment Agreement” means any agreement or arrangement (written or oral, provided it is valid, binding and enforceable under applicable Law) that governs the sharing, allocation, reimbursement, or indemnification of Taxes with respect to, or the conduct, settlement or defense of any Tax Contest (as defined in the Tax Sharing Agreement) in respect of, the Split-Off Tax Treatment, other than the Tax Sharing Agreement, the Tax Sharing Agreement Joinder and any agreement or arrangement with a Tax Authority (as defined in the Tax Sharing Agreement).

“State Commissions” means the RCA and any other state Governmental Authority that has issued Communications Licenses to the Company or its Subsidiaries, or any successor to any such state Governmental Authority.

“Stock Issuance” means the issuance of (a) shares of Parent Series C Common Stock, Parent Series B Common Stock and Parent Preferred Stock to holders of shares of Company Series A Common Stock, Company Series B Common Stock and Company Preferred Stock, respectively, as part of the Merger Consideration and (b) shares of Parent Series C Common Stock and Parent Series B Common Stock pursuant to the terms of the Exchange Agreement.

“Subsidiary” means, with respect to any Person, any corporation, general or limited partnership, limited liability company, joint venture or other entity (a) that is consolidated with such Person for purposes of financial reporting under GAAP or (b) in which such Person (i) owns, directly or indirectly, more than fifty percent (50%) of the voting power represented by the outstanding voting securities or more than fifty percent (50%) of the equity securities, profits interest or capital interest, (ii) is entitled to elect at least one-half of the board of directors or similar governing body or (iii) in the case of a limited partnership or limited liability company, is a general partner or managing member and has the power to direct the policies, management and affairs of such entity, respectively; provided, that for purposes of this Agreement, unless otherwise specified, subject to Section 1.2(b), prior to the Effective Time, neither Parent nor any of its Subsidiaries will be deemed to be a Subsidiary of the Company or a Subsidiary of any of the Company’s Subsidiaries, whether or not they otherwise would be a Subsidiary of the Company or any of the Company’s Subsidiaries under the foregoing definition.

“Superior Company Proposal” means a bona fide written Alternative Company Transaction Proposal which the Company Special Committee or the Company Board (acting at the recommendation of the Company Special Committee) determines in good faith (after consultation with its outside legal counsel and financial advisors), taking into account all legal, financial, tax, regulatory, timing and other aspects of the proposal and the identity of the Person making the proposal, (a) is reasonably likely to be consummated on the terms proposed, (b) to the extent financing is required, such financing is then fully committed or reasonably capable of being obtained, (c) is more favorable from a financial point of view to the Company and the Company Stockholders (other than the Malone Group and the Maffei Group and their respective Affiliates and the Company Section 16 Officers) than the terms of the Merger and the other transactions contemplated hereby and (d) is otherwise on terms that the Company Special Committee or the Company Board (acting at the recommendation of the Company Special Committee) has determined to be superior to the transactions contemplated hereby; provided, however, that, for purposes of this definition of “Superior Company Proposal,” the term “Alternative Company Transaction Proposal” shall have the meaning assigned to such term in this Agreement, except that each reference to twenty-five percent (25%) in the definition of “Alternative Company Transaction” when used in the definition of “Alternative Company Transaction Proposal” shall be replaced with a reference to seventy-five percent (75%).

“Superior Parent Proposal” means a bona fide written Alternative Parent Transaction Proposal which the Parent Special Committee or the Parent Board (acting at the recommendation of the Parent Special Committee) determines in good faith (after consultation with its outside legal counsel and financial advisors), taking into account all legal, financial, tax, regulatory, timing and other aspects of the proposal and the identity of the Person making the proposal, (a) is reasonably likely to be consummated on the terms proposed, (b) to the extent financing is required, such financing is then fully committed or reasonably capable of being obtained, (c) is more favorable from a financial point of view to Parent and the Parent Stockholders (other than the Company and its Subsidiaries, the Malone Group and the Maffei Group and their respective Affiliates and the Parent Section 16 Officers) than the terms of the Merger and the other transactions contemplated hereby and (d) is otherwise on terms that the Parent Special Committee or the Parent Board (acting at the recommendation of the Parent Special Committee) has determined to be superior to the transactions contemplated hereby; provided, however, that, for purposes of this definition of “Superior Parent Proposal,” the term “Alternative Parent Transaction Proposal” shall have the meaning assigned to such term in this Agreement, except that each reference to twenty-five percent (25%) in the definition of “Alternative Parent Transaction” when used in the definition of “Alternative Parent Transaction Proposal” shall be replaced with a reference to seventy-five percent (75%).

“Surviving Company” has the meaning specified in Section 2.1(b).

“Surviving Corporation” has the meaning specified in Section 2.1(a).

“Tax” or “Taxes” means (a) any and all federal, state, local and foreign taxes and other assessments, governmental charges, duties, fees, levies and Liabilities in the nature of a tax, including taxes based upon or measured by gross receipts, income, profits, sales, use, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, escheat, employment, excise and property taxes and (b) all interest, penalties and additions imposed with respect to such amounts in clause (a).

“Tax Opinions” means (a) the Split-Off Closing Tax Opinion and (b) the Reorganization Tax Opinions.

“Tax Return” means a report, return, certificate, form or similar statement or document, including any amendment thereof or any attachment thereto, supplied to or filed with or required to be supplied to or filed with a Governmental Authority in connection with the determination, assessment or collection of any Tax, including an information return, claim for refund, amended return or declaration of estimated Tax.

“Tax Sharing Agreement” means that certain Tax Sharing Agreement, dated as of March 9, 2018, by and between Qurate and the Company.

“Tax Sharing Agreement Joinder” means the Assumption and Joinder Agreement to Tax Sharing Agreement, dated as of the date of this Agreement, by and among Parent, the Company and Qurate.

“Third Party” means any Person, including as defined in Section 13(d) of the Exchange Act, other than the Company, Parent or any of their respective Affiliates.

“Trademarks” means trademarks, service marks, designs, trade dress, logos, slogans, trade names, business names, corporate names, Internet domain names, social media handle registrations and all other indicia of origin, all applications, registrations and renewals in connection therewith and all goodwill associated with any of the foregoing.

“Transaction Documents” means this Agreement, the Voting Agreements and the Exchange Agreement.

“Transaction Tax-Related Losses” has the meaning specified in the Tax Sharing Agreement.

“Transaction Taxes” has the meaning specified in the Tax Sharing Agreement.

“Treasury Regulations” means the regulations promulgated under the Code in effect on the date of this Agreement and the corresponding sections of any regulations subsequently issued that amend or supersede such regulations.

“Upstream Effective Time” has the meaning specified in Section 2.3(b).

“Upstream Merger” has the meaning specified in the recitals.

“Upstream Merger Certificate” means the certificate of ownership and merger with respect to the Upstream Merger containing the provisions required by, and executed in accordance with, Section 267 of the DGCL and Section 18-209(i) of the DLLCA (and as authorized by Merger LLC in accordance with Section 267 of the DGCL and Section 18-209 of the DLLCA), in the form attached hereto as Exhibit G or in such other form as is mutually agreed by Parent and the Company.

“Use” has the meaning specified in Section 3.14(f).

“Voting Agreements” has the meaning specified in the recitals.

“Voting Company Debt” has the meaning specified in Section 3.2(c).

“Voting Parent Debt” has the meaning specified in Section 4.2(c).

“Wholly Owned Subsidiary” means, as to any Person, a Subsidiary of such Person, 100% of the Equity and voting interest in which is beneficially owned or owned of record, directly and/or indirectly, by such Person.

“Willful Breach” means a material breach of a Party’s covenants and agreements set forth in this Agreement that is the consequence of an act or omission by a Party with the Knowledge that the taking of such act or failure to take such action would be a material breach of such Party’s covenants or agreements.

Section 1.2      Terms Generally.

(a)            The definitions in Section 1.1 will apply equally to both the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun will include the corresponding masculine, feminine and neuter forms.  The words “include”, “includes” and “including” will be deemed to be followed by the phrase “without limitation”.  The word “will” shall be construed to have the same meaning and effect as the word “shall.” The words “herein”, “hereof” and “hereunder” and words of similar import refer to this Agreement (and the Exhibits, the Company Disclosure Letter and the Parent Disclosure Letter) in their entirety and not to any part hereof unless the context otherwise requires.  All references herein to Articles, Sections, Exhibits, the Company Disclosure Letter and the Parent Disclosure Letter will be deemed references to Articles and Sections of, and Exhibits and Schedules to, this Agreement unless the context otherwise requires.  Any references to any statute or regulation are to such statute or regulation as amended and supplemented from time to time (and, in the case of a statute or regulation, to any successor provisions), unless the context otherwise requires.  Any reference in this Agreement to a “day” or “number of days” (without the explicit qualification of “business”) will be interpreted as a reference to a calendar day or number of calendar days, as the case may be.  If any action or notice is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action or notice will be deferred until, or may be taken or given on, the next Business Day.  As used herein, and unless the context otherwise requires, the phrase “made available” and words of similar import mean that the relevant documents, instruments or materials were (A) (x) with respect to information to be made available to Parent, posted and made available to Parent on the Company due diligence data site or otherwise delivered to Debevoise, in its capacity as counsel to the Parent Special Committee, by the Company or its Representatives in connection with the transactions contemplated by the Transaction Documents and the Ancillary Agreements at least one (1) Business Day prior to the date of this Agreement, and (y) with respect to information to be made available to the Company, posted or made available to the Company on the Parent due diligence data site or delivered to Baker Botts in its capacity as counsel to the Company or Morris Nichols in its capacity as counsel to the Company Special Committee, as applicable, by Parent or its Representatives in connection with the transactions contemplated by the Transaction Documents and the Ancillary Agreements and in each case, at least one (1) Business Day prior to the date of this Agreement or (B) filed or furnished to the SEC (and publicly available) at least two (2) Business Days prior to the date of this Agreement.

(b)            References to “the Company” in the phrase “the Company and its Subsidiaries, taken as a whole”, including for purposes of Article III, will be deemed to include the Company’s equity interest in Parent through the Company’s ownership of Parent Series C Common Stock and the related value to the Company thereof.

(c)            For the avoidance of doubt, the phrase “Parent and its Subsidiaries” will be deemed to include Merger Sub and Merger LLC prior to the Effective Time, the Surviving Corporation following the Effective Time and the Surviving Company following the Upstream Effective Time.

Article II

THE COMBINATION

Section 2.1      The Combination.

(a)            Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease.  The Company shall continue as the surviving corporation in the Merger (hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company with all its properties, rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger.  At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, Liabilities and duties of the Company and Merger Sub shall become the debts, Liabilities and duties of the Surviving Corporation.

(b)            Upon the terms and subject to the conditions set forth in this Agreement (which constitutes a “plan of merger” for purposes of Section 18-209(i) of the DLLCA) and in accordance with the DGCL, the DLLCA and the authorization of the Upstream Merger by Merger LLC in accordance with Merger LLC’s governing documents, Section 267 of the DGCL, Section 18-209(i) of the DLLCA and the Upstream Merger Certificate, at the Upstream Effective Time, the Surviving Corporation shall be merged with and into Merger LLC and the separate corporate existence of the Surviving Corporation shall thereupon cease.  Merger LLC shall continue as the surviving company in the Upstream Merger (sometimes hereinafter referred to as the “Surviving Company”), and the separate existence of Merger LLC with all its properties, rights, privileges, immunities, powers and franchises shall continue unaffected by the Upstream Merger.  At the Upstream Effective Time, the effect of the Upstream Merger shall be as provided in the authorization of the Upstream Merger by Merger LLC in accordance with Merger LLC’s governing documents, Section 267 of the DGCL, Section 18-209(i) of the DLLCA, this Agreement, the Upstream Merger Certificate and the applicable provisions of the DGCL and the DLLCA.  Without limiting the generality of the foregoing, and subject thereto, at the Upstream Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Surviving Corporation and Merger LLC shall vest in the Surviving Company, and all debts, Liabilities and duties of the Surviving Corporation and Merger LLC shall become the debts, Liabilities and duties of the Surviving Company.

Section 2.2      Organizational Documents.

(a)            At the Effective Time, the Company Charter as in effect immediately prior to the Effective Time shall be amended and restated in its entirety to read as set forth on Exhibit H and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation until thereafter further amended (subject to Section 5.14(a)) in accordance with its terms and the DGCL.

(b)            The Parties shall take all necessary action so that, at the Effective Time, the Company Bylaws as in effect immediately prior to the Effective Time shall be amended and restated in their entirety to read as set forth on Exhibit I, and as so amended and restated shall be the bylaws of the Surviving Corporation until thereafter further amended (subject to Section 5.14(a)) in accordance with their terms, the terms of the certificate of incorporation of the Surviving Corporation and the DGCL.

(c)            At the Upstream Effective Time, the certificate of formation of Merger LLC, as in effect immediately prior to the Upstream Effective Time, shall be the certificate of formation of the Surviving Company, until thereafter amended in accordance with applicable Law and the applicable provisions of the Surviving Company’s certificate of formation and limited liability company agreement.

(d)            At the Upstream Effective Time, the limited liability company agreement of the Merger LLC, as in effect immediately prior to the Upstream Effective Time, shall be the limited liability company agreement of the Surviving Company, until thereafter amended (subject to Section 5.14(a)) in accordance with applicable Law and the applicable provisions of such limited liability company agreement.

Section 2.3      Effective Time; Upstream Effective Time.

(a)            Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, (i) first, Parent shall file the Certificate of Designations with the Secretary of State of the State of Delaware, which shall become effective upon the filing of the Certificate of Designations with the Secretary of State of the State of Delaware or such later date and time as set forth therein and mutually agreed by Parent and the Company but in all events prior to the Effective Time and (ii) second, the Company shall file the Certificate of Merger as contemplated by the DGCL, together with any required related certificates, filings or recordings, with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL.  The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later date and time as the Company and Parent may agree upon and as is set forth in such Certificate of Merger (such time, the “Effective Time”); provided, however, that in no event shall the Effective Time be prior to the time the Certificate of Designations has become effective.

(b)            Immediately following the filing of the Certificate of Merger, Merger LLC shall file the Upstream Merger Certificate, together with any required related certificates, filings or recordings, with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL and the DLLCA.  The Upstream Merger shall become effective upon the filing of the Upstream Merger Certificate with the Secretary of State of the State of Delaware or at such later date and time as the Company and Parent may agree upon and as is set forth in such Upstream Merger Certificate (such time, the “Upstream Effective Time”).  The Effective Time shall, in all events, precede the Upstream Effective Time.

Section 2.4      Closing.  Unless this Agreement shall have been terminated in accordance with Section 7.1, the closing of the Combination (the “Closing”) shall occur as promptly as practicable (but in no event later than the third (3rd) Business Day) after all of the conditions set forth in Article VI shall have been satisfied or waived (to the extent waivable) by the Party entitled to the benefit of the same (other than conditions which by their terms are required to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), or at such other date and time as agreed to by the Parties in writing (the date on which the Closing occurs, the “Closing Date”).  The Closing shall take place at 10:00 a.m., New York City time, on the Closing Date, at the offices of Baker Botts, 2001 Ross Avenue, Suite 900, Dallas, Texas or at such other place and time as agreed to by the Parties hereto.

Section 2.5      Directors and Officers.

(a)            The Parties shall take all necessary action such that the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, and the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case, until their respective successors are duly elected and qualified, or their earlier death, resignation, or removal.

(b)            The Parties shall take all necessary action such that the officers of Merger LLC immediately prior to the Upstream Effective Time shall be the officers of the Surviving Company until their respective successors are duly elected and qualified, or their earlier death, resignation, or removal.

Section 2.6      Effect on Capital Stock.

(a)            Effect on Company Capital Stock and Merger Sub Common Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of any Company Stockholders, any of the Parties, or any other Person:

(i)            Cancelled Shares.  Each share of Company Common Stock or Company Preferred Stock (A) held by the Company as treasury stock or by any of its Wholly Owned Subsidiaries immediately prior to the Effective Time shall be cancelled and shall cease to exist, and no securities of Parent or other consideration shall be delivered in exchange therefor and (B) owned by Parent or any of its Wholly Owned Subsidiaries immediately prior to the Effective Time shall be cancelled and shall cease to exist, and no securities of Parent or other consideration shall be delivered in exchange therefor.

(ii)            Conversion of Company Capital Stock.  Except as otherwise provided in Section 2.6(a)(i), and subject to Section 2.6(b), Section 2.6(e) and Section 2.7(e):

(1)            Each share of Company Series A Common Stock issued and outstanding immediately prior to the Effective Time shall automatically, and without any election on the part of the Company Stockholders, be converted into the right to receive a number of shares of Parent Series C Common Stock such that each holder of record of shares of Company Series A Common Stock immediately prior to the Effective Time shall have the right to receive, in the aggregate, a number of shares of Parent Series C Common Stock equal to the product of (x) the total number of shares of Company Series A Common Stock held of record by such holder immediately prior to the Effective Time, multiplied by (y) the Common Exchange Ratio (such shares of Parent Series C Common Stock, together with any cash payable in respect of such Company Series A Common Stock pursuant to Section 2.7(e)(i) in lieu of fractional shares, the “Series A Consideration”);

(2)            Each share of Company Series B Common Stock issued and outstanding immediately prior to the Effective Time shall automatically, and without any election on the part of the Company Stockholders, be converted into the right to receive a number of shares of Parent Series B Common Stock such that each holder of record of shares of Company Series B Common Stock immediately prior to the Effective Time shall have the right to receive, in the aggregate, a number of shares of Parent Series B Common Stock equal to the product of (x) the total number of shares of Company Series B Common Stock held of record by such holder immediately prior to the Effective Time, multiplied by (y) the Common Exchange Ratio (such shares of Parent Series B Common Stock, together with any cash payable in respect of such Company Series B Common Stock pursuant to Section 2.7(e)(i) in lieu of fractional shares, the “Series B Consideration” and, together with the Series A Consideration, “Common Consideration”); provided, for the avoidance of doubt and pursuant to the Exchange Agreement, members of the Malone Group have agreed to waive the right to receive certain shares of Parent Series B Common Stock and instead receive the consideration and rights set forth therein; and

(3)            Each share of Company Preferred Stock issued and outstanding immediately prior to the Effective Time shall automatically, and without any election on the part of the Company Stockholders, be converted into the right to receive one share of Parent Preferred Stock such that each holder of record of shares of Company Preferred Stock immediately prior to the Effective Time shall have the right to receive, in the aggregate, a number of shares of Parent Preferred Stock equal to the total number of shares of Company Preferred Stock held of record by such holder immediately prior to the Effective Time, (such shares of Parent Preferred Stock, the “Preferred Consideration”, and together with Common Consideration, the “Merger Consideration”).

From and after the Effective Time, all shares of Company Capital Stock that were outstanding immediately prior to the Effective Time shall cease to be outstanding and shall cease to exist, and, except as otherwise provided in Section 2.6(a)(i) and subject to Section 2.6(b), Section 2.6(c), and Section 2.6(e), each holder of (A) a certificate (a “Certificate”) that immediately prior to the Effective Time represented such shares or (B) such shares immediately prior to the Effective Time in non-certificated book-entry form (the “Book Entry Shares”) shall, in each case, thereafter cease to have any rights with respect to such shares of Company Capital Stock, except the right to receive the Merger Consideration to be issued in consideration therefor and any dividends or other distributions to which holders of shares become entitled in accordance with this Article II upon the surrender of such Certificate (subject to Section 2.7(i)) or exchange of Book Entry Shares in accordance with Section 2.7.

(iii)            Effect on Merger Sub Common Stock.  Each share of capital stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and shall become one (1) share of common stock of the Surviving Corporation.

(b)            Changes to Stock.  If at any time during the period between the date of this Agreement and the Effective Time, any change in outstanding Parent Capital Stock or Company Capital Stock shall occur by reason of any reclassification, recapitalization, stock split or combination, split-up, exchange or readjustment of shares or any stock dividend thereon with a record date or ex-dividend date during such period, or any similar extraordinary transaction or event (including any merger, consolidation, share exchange, business combination or similar transaction as a result of which Parent Capital Stock or Company Capital Stock will be converted or exchanged (other than any conversion by any holder thereof of Company Series B Common Stock into Company Series A Common Stock pursuant to the terms of the Company Charter)), the Merger Consideration, the Common Exchange Ratio and any other similarly dependent items, as the case may be, shall be appropriately and equitably adjusted to provide the Company Stockholders the same economic effect as contemplated by this Agreement prior to such event.  For the avoidance of doubt, neither the declaration nor payment by the Company of quarterly cash dividends on the Company Preferred Stock in accordance with the terms of the Company Charter prior to the Effective Time will require any adjustment under this Section 2.6(b).

(c)            Post-Closing Company Preferred Stock Dividends. Parent shall pay (or cause a Subsidiary of Parent to pay) all dividends declared by the Company Board in accordance with the Company Charter on the Company Preferred Stock to the extent that the payment date for such dividends is after the Closing and the record date therefor precedes the Closing. The declared dividends shall be paid by Parent on the payment date to the holders of record of Company Preferred Stock as of the close of business on the record date therefor. Any dividends declared by the Company Board on the Company Preferred Stock will be conditioned on the record date occurring prior to the Closing Date.

(d)            Conversion of Surviving Corporation Shares.  At the Upstream Effective Time, by virtue of the Upstream Merger and without any action on the part of any of the Parties or holders of any securities of the Surviving Corporation or Merger LLC, (i) each limited liability company interest of Merger LLC issued and outstanding immediately prior to the Upstream Effective Time shall remain outstanding as a limited liability company interest of the Surviving Company and (ii) each share of capital stock of the Surviving Corporation shall be cancelled and shall cease to exist, and no securities or other consideration shall be delivered in exchange therefor.

(e)            Dissenting Shares.  Notwithstanding anything in this Agreement to the contrary, shares of Company Series B Common Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into the right to receive the Series B Consideration, but rather the holders of such Dissenting Shares shall be entitled to payment of the fair value of such Dissenting Shares in accordance with and to the extent provided in Section 262 of the DGCL; provided, that if any such holder shall fail to perfect or otherwise shall waive, effectively withdraw or lose the right to appraisal under Section 262 with respect to any Dissenting Shares, then the right of such holder to be paid the fair value of such Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for, the right to receive the Series B Consideration as provided herein.

Section 2.7      Exchange of Certificates and Book Entry Shares.

(a)            Exchange Agent.  Prior to the Effective Time, Parent shall select an institution reasonably acceptable to the Company to act as the exchange agent (the “Exchange Agent”) in the Merger for the purpose of exchanging Certificates and Book Entry Shares for the applicable Merger Consideration.  Prior to the Effective Time, Parent shall enter into or shall have entered into an exchange agent agreement with the Exchange Agent, which agreement shall set forth the duties, responsibilities and obligations of the Exchange Agent consistent with the terms of this Agreement and such agreement shall be reasonably acceptable to the Company.  Parent will make available to the Exchange Agent, at or prior to the Effective Time, a number of shares of Parent Series B Common Stock, Parent Series C Common Stock and Parent Preferred Stock sufficient to pay the aggregate Merger Consideration pursuant to Section 2.6(a) and Section 2.7(e) (such shares of Parent Series B Common Stock, Parent Series C Common Stock and Parent Preferred Stock, together with any dividends or distributions with respect thereto, the “Exchange Fund”).  Promptly after the Effective Time, Parent will cause the Exchange Agent to send to each holder of record (as of immediately prior to the Effective Time) of a Certificate (A) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent or by appropriate guarantee of delivery in the form customarily used in transactions of this nature from a member of a national securities exchange, a member of the Financial Industry Regulatory Authority, or a commercial bank or trust company in the United States) for use in effecting delivery of shares of Company Common Stock or Company Preferred Stock to the Exchange Agent and (B) instructions for effecting the surrender of Certificates in exchange for the Merger Consideration issuable and payable in respect thereof, and any dividends or other distributions to which such holders are entitled pursuant to Section 2.7(d).  Exchange of any Book Entry Shares shall be effected in accordance with Parent’s customary procedures with respect to securities represented by book entry.

(b)            Exchange Procedure.  Each holder of shares of Company Common Stock or Company Preferred Stock that have been converted into the right to receive the Common Consideration or the Preferred Consideration, respectively, to be issued in consideration therefor, upon surrender to the Exchange Agent of a Certificate (subject to Section 2.7(i)), together with a properly completed letter of transmittal, or compliance with Parent’s customary procedures with respect to the exchange of Book Entry Shares, will be entitled to receive (i) the number of whole shares of Parent Series B Common Stock, Parent Series C Common Stock or Parent Preferred Stock (which shall be in non-certificated book-entry form unless a physical Certificate is requested) that such holder has the right to receive pursuant to Section 2.6 and (ii) a check or other form of payment in the amount equal to (x) any cash in lieu of fractional shares payable pursuant to Section 2.7(e) and (y) any dividends and other distributions, if any, payable in respect of such whole shares pursuant to Section 2.7(d).  Any such Certificate or Book Entry Share shall forthwith be cancelled.  No interest shall be paid or accrued on any Merger Consideration (including on any cash in lieu of fractional shares) or on any unpaid dividends and distributions payable to holders of Certificates or Book Entry Shares.  Until so surrendered, each Certificate and Book Entry Share shall, after the Effective Time, represent for all purposes only the right to receive such Merger Consideration (including any cash in lieu of fractional shares) and any dividends and other distributions in accordance with Section 2.7(d).

(c)            Certificate Holder.  If any portion of the Merger Consideration (or any other payment provided for in this Article II) is to be paid to or registered in the name of a Person other than the Person in whose name the applicable surrendered Certificate is registered, it shall be a condition to the payment or registration thereof that the surrendered Certificate shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such delivery of Merger Consideration (or other payment) shall pay to the Exchange Agent any transfer or other similar Taxes required as a result of such payment or registration in the name of a Person other than the registered holder of such Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d)            Dividends and Distributions.  No dividends or other distributions with respect to shares of Parent Series B Common Stock, Parent Series C Common Stock or Parent Preferred Stock issued pursuant to the Merger shall be paid to the holder of any unsurrendered Certificates or non-exchanged Book Entry Shares until such Certificates (subject to Section 2.7(i)) or Book Entry Shares are properly surrendered or exchanged in accordance with this Section 2.7.  Following such surrender or exchange, there shall be paid, without interest, to the record holder of the shares of Parent Series B Common Stock, Parent Series C Common Stock or Parent Preferred Stock issued in exchange therefor (i) all dividends and other distributions payable in respect of such shares of Parent Series B Common Stock, Parent Series C Common Stock or Parent Preferred Stock with a record date after the Effective Time and a payment date on or prior to the date of such surrender or exchange and not previously paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such shares of Parent Series B Common Stock, Parent Series C Common Stock and Parent Preferred Stock with a record date after the Effective Time but with a payment date subsequent to the date of such surrender or exchange.  For purposes of dividends or other distributions in respect of shares of Parent Series B Common Stock, Parent Series C Common Stock or Parent Preferred Stock, all shares of Parent Series B Common Stock, Parent Series C Common Stock or Parent Preferred Stock to be issued pursuant to the Merger shall be entitled to dividends and other distributions pursuant to the immediately preceding sentence as if issued and outstanding as of the Effective Time.

(e)            Fractional Shares.  No fractional shares of Parent Common Stock or Parent Preferred Stock shall be issued to holders of Company Common Stock or Company Preferred Stock in connection with the Merger.

(i)            The Exchange Agent and Parent shall, as soon as practicable after the Closing: (A) determine the number of whole shares of Parent Series B Common Stock and Parent Series C Common Stock, as applicable, and the number of fractional shares of Parent Series B Common Stock and Parent Series C Common Stock, as applicable, that each former record holder of Company Common Stock is entitled to receive in connection with the consummation of the Merger and (B) (1) aggregate all such fractional shares of Parent Series B Common Stock and Parent Series C Common Stock, as applicable, of all such record holders into whole shares of Parent Series B Common Stock and Parent Series C Common Stock, as applicable, and sell the whole shares obtained thereby in open market transactions at then-prevailing trading prices on behalf of such record holders to whom fractional share interests otherwise would have been issued and (2) in lieu of delivering such fractional shares to such record holders, deliver to each such record holder of Company Series A Common Stock or Company Series B Common Stock, as the case may be, such Company Series A Common Stock record holder’s ratable share of the net proceeds of such sales of Parent Series C Common Stock, based upon the average gross selling price per share of Parent Series C Common Stock and such Company Series B Common Stock record holder’s ratable share of the net proceeds of such sales of Parent Series B Common Stock, based upon the average gross selling price per share of Parent Series B Common Stock, in each case after making appropriate deductions for any amount required to be withheld under applicable Law as contemplated by Section 2.7(j) and less any brokers’ charges, commissions or transfer Taxes.

(ii)            The Exchange Agent, in its sole discretion, will determine the timing and method of selling such shares, the selling price of such shares and the broker-dealer through which such shares will be sold.  No interest will accrue on the proceeds from the sale of such shares.

(f)            No Further Ownership Rights.  The Merger Consideration (and any other payments) paid in accordance with the terms of this Article II in respect of shares of Company Capital Stock converted pursuant to Section 2.6 shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares.  After the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Capital Stock that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, any Certificates or Book Entry Shares formerly representing shares of Company Common Stock or Company Preferred Stock are presented to the Surviving Corporation (or the Surviving Company, as applicable) or the Exchange Agent for any reason, such Certificates shall be canceled and such Certificates or Book Entry Shares shall be exchanged as provided in this Article II.

(g)            Termination of Exchange Fund.  Any portion of the Exchange Fund that remains undistributed to the holders of shares of Company Common Stock or Company Preferred Stock for twelve (12) months after the Effective Time shall be delivered to Parent, upon demand, and any holder of Company Common Stock or Company Preferred Stock who has not theretofore complied with this Article II shall thereafter look only to Parent for payment of its claim for the Merger Consideration (and any other payment in accordance with this Article II).

(h)            No Liability.  None of Parent, Merger Sub, Merger LLC, the Company or the Exchange Agent shall be liable to any Person in respect of any cash, Parent Common Stock or Parent Preferred Stock from the Exchange Fund properly delivered to a public official to the extent required by any applicable abandoned property, escheat or similar Law.  If any Certificate or Book Entry Shares shall not have been surrendered or exchanged prior to the date on which the applicable Merger Consideration would escheat to or become the property of any Governmental Authority, any such Merger Consideration shall, to the extent permitted by applicable Law, immediately prior to such time become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(i)            Lost Certificates.  If any Certificate shall have been lost, stolen, defaced or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen, defaced or destroyed and, if reasonably required by Parent, the posting by such Person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay in respect of such lost, stolen, defaced or destroyed Certificate the Merger Consideration issuable in respect thereof (including any cash in lieu of fractional shares) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.7(d), with respect to each share of Company Common Stock or Company Preferred Stock formerly represented by such Certificate.

(j)            Withholding Rights.  Parent, Merger Sub, Merger LLC, the Company and the Exchange Agent shall each be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under any applicable Tax Law.  To the extent that amounts are so deducted or withheld by Parent, Merger Sub, Merger LLC, the Company or the Exchange Agent, as applicable, and timely paid to the applicable Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.8      Company Equity Awards.

(a)            At the Effective Time, each Company Series A Stock Option (whether or not vested) that is outstanding and unexercised immediately prior to the Effective Time, shall, automatically and without any required action on the part of the holder thereof, cease to represent an option award to purchase Company Series A Common Stock and be converted into an option award to purchase Parent Series C Common Stock (an “Adjusted Parent Series C Option”) governed by the same terms and conditions (including any applicable vesting requirements) as applied to such Company Series A Stock Option immediately prior to the Effective Time, except that (1) the number of shares of Parent Series C Common Stock subject to such Adjusted Parent Series C Option shall be equal to the product of (x) the Common Exchange Ratio, multiplied by (y) the number of shares of Company Series A Common Stock subject to such Company Series A Stock Option immediately prior to the Effective Time, rounded down to the next whole share of Parent Series C Common Stock and (2) the per share exercise price of such Adjusted Parent Series C Option shall be equal to the quotient of (A) the exercise price per share of the Company Series A Common Stock applicable to such Company Series A Stock Option immediately prior to the Effective Time divided by (B) the Common Exchange Ratio, with the result rounded up to the nearest cent; provided, however, that any vesting conditions applicable to each Company Series A Stock Option held by any person considered to be a non-employee director of the Company that is outstanding immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, accelerate in full immediately prior to the Effective Time.

(b)            At the Effective Time, each Company Series B Stock Option (whether or not vested) that is outstanding and unexercised immediately prior to the Effective Time, shall, automatically and without any required action on the part of the holder thereof, cease to represent an option award to purchase Company Series B Common Stock and be converted into an option award to purchase Parent Series B Common Stock (an “Adjusted Parent Series B Option”) governed by the same terms and conditions (including any applicable vesting requirements) as applied to such Company Series B Stock Option immediately prior to the Effective Time, except that (1) the number of shares of Parent Series B Common Stock subject to such Adjusted Parent Series B Option shall be equal to the product of (x) the Common Exchange Ratio, multiplied by (y) the number of shares of Company Series B Common Stock subject to such Company Series B Stock Option immediately prior to the Effective Time, rounded down to the next whole share of Parent Series B Common Stock and (2) the per share exercise price of such Adjusted Parent Series B Option shall be equal to the quotient of (A) the exercise price per share of the Company Series B Common Stock applicable to such Company Series B Stock Option immediately prior to the Effective Time divided by (B) the Common Exchange Ratio, with the result rounded up to the nearest cent.

(c)            At the Effective Time, each Company Unit Award (other than each Company Director RSU Award) that is outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the holder thereof, cease to represent a restricted stock unit award or performance stock unit award denominated in shares of Company Series A Common Stock and be converted into a restricted stock unit award or performance stock unit award, as applicable, denominated in shares of Parent Series C Common Stock (an “Adjusted Unit Award”), governed by the same terms and conditions (including any applicable service-based or performance-based vesting requirements) as applied to each such Company Unit Award immediately prior to the Effective Time, except that the number of shares of Parent Series C Common Stock subject to such Adjusted Unit Award shall be equal to the product of (x) the Common Exchange Ratio, multiplied by (y) the number of shares of Company Common Stock subject to such Company Unit Award immediately prior to the Effective Time, rounded down to the next whole share of Parent Series C Common Stock.

(d)            Immediately prior to the Effective Time, any vesting conditions applicable to each Company RSU Award held by any person considered to be a non-employee director of the Company (each, a “Company Director RSU Award”) that is outstanding immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, accelerate in full, and at the Effective Time, each Company Director RSU Award shall, automatically and without any action on the part of the holder thereof, be converted into the right to receive the Series A Consideration based on the total number of shares of Company Common Stock subject to such Company Director RSU Award immediately prior to the Effective Time.

(e)            At the Effective Time, each award of Company Restricted Common Stock that is outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the holder thereof, be converted in accordance with the provisions of Section 2.6(a)(ii)(1) and Section 2.7 applicable to the conversion of Company Series A Common Stock (following such conversion of such award of Company Restricted Common Stock, an “Adjusted Restricted Common Stock Award”), provided, however, that such Adjusted Restricted Common Stock Award will be subject to the same terms and conditions (including any applicable vesting requirements) as applied to each award of Company Restricted Common Stock immediately prior to the Effective Time.

(f)            At the Effective Time, each award of Company Restricted Preferred Stock that is outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the holder thereof, be converted in accordance with the provisions of Section 2.6(a)(ii)(3) and Section 2.7 applicable to the conversion of Company Preferred Stock (following such conversion of such award of Company Restricted Preferred Stock, an “Adjusted Restricted Preferred Stock Award”), provided, however, that such Adjusted Restricted Preferred Stock Award will be subject to the same terms and conditions (including any applicable vesting requirements) as applied to each award of Company Restricted Preferred Stock immediately prior to the Effective Time.

(g)            Prior to the Effective Time, the Compensation Committee of the Board of Directors of the Company shall adopt resolutions authorizing and directing the treatment of the Company Equity Awards in the manner prescribed by the terms of this Section 2.8.

(h)            As soon as practicable following the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Parent Capital Stock subject to equity awards converted pursuant to this Section 2.8.

Section 2.9      Further Assurances.  If, at any time after the Effective Time, Parent reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the transactions contemplated by the Transaction Documents and the Ancillary Agreements or to carry out the purposes and intent of the Transaction Documents and the Ancillary Agreements at or after the Effective Time, then the Company, Parent, the Surviving Corporation or the Surviving Company, as applicable, and their respective officers and directors shall execute and deliver all such proper deeds, assignments, instruments and assurances and do all other things reasonably necessary or desirable to consummate such contemplated transactions and to carry out the purposes and intent of the Transaction Documents and the Ancillary Agreements.

Article III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (a) the Company SEC Documents filed and publicly available at least two (2) Business Days prior to the date of this Agreement (other than any disclosure set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operation” or under the heading “Regulatory Matters,” “Competition” and “Legal Proceedings” that is predictive or forward-looking) but only to the extent the relevance of a disclosure or statement therein to a section of this Article III is reasonably apparent on its face without independent inquiry (provided, that in no event will any disclosure in the Company SEC Documents qualify or limit the representations and warranties in Sections 3.1 (Organization; Standing and Power), 3.2 (Capitalization), 3.4 (Authorization), 3.8(a) (Absence of Certain Changes), 3.18 (Tax Matters), 3.23 (Ownership in Parent), 3.24 (Brokers and Other Advisors) or 3.25 (Opinion of Financial Advisor) of this Agreement) or (b) the corresponding section of the Company Disclosure Letter (it being agreed that disclosure of any item in any section of the Company Disclosure Letter shall be deemed disclosed with respect to any other section but only to the extent the relevance of a disclosure or statement therein to a section of this Article III is reasonably apparent on its face without independent inquiry and that the mere inclusion of an item in the Company Disclosure Letter as an exception to a representation or warranty (or covenant, as applicable) shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Company and its Subsidiaries, taken as a whole, or to prevent or materially delay the consummation of the transactions contemplated by the Transaction Documents), the Company represents and warrants to Parent, Merger LLC and Merger Sub as follows (provided, that no representation is made in this Article III with respect to the substance of any financial or other information which has directly been provided by Parent specifically for the purpose of assisting the Company with its SEC reporting obligations as a public company):

Section 3.1      Organization; Standing and Power.  The Company (a) is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, (b) has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as currently conducted and (c) is duly qualified or licensed to do business as a foreign corporation, and is in good standing (with respect to jurisdictions which recognize such concept), in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except in the cases of clauses (b) and (c) as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  The Company has made available to Parent, prior to the date of this Agreement, a complete and correct copy of the Governance Instruments in effect as of the date of this Agreement.

Section 3.2      Capitalization.

(a)            The authorized capital stock of the Company consists of (i) five hundred million (500,000,000) shares of Company Series A Common Stock, (ii) twenty million (20,000,000) shares of Company Series B Common Stock, (iii) one billion forty million (1,040,000,000) shares of Company Series C Common Stock, and (iv) fifty million (50,000,000) shares of preferred stock, par value $0.01 per share, issuable in series with seven million five hundred thousand (7,500,000) shares designated as Company Preferred Stock.  No other shares of capital stock of, or other equity or voting interests in, the Company are authorized.

(b)            As of the close of business on July 29, 2020, (i) 101,325,219 shares of Company Series A Common Stock were issued and outstanding (which figure includes 256,748 shares of Company Restricted Common Stock), (ii) 4,488,674 shares of Company Series B Common Stock were issued and outstanding, (iii) no shares of Company Series C Common Stock were issued and outstanding, (iv) 7,199,778 shares of Company Preferred Stock were issued and outstanding (which figure includes 77,158 shares of Company Restricted Preferred Stock), (v) no shares of Company Common Stock were held in treasury by the Company, (vi) a total of 6,825,456 shares of Company Common Stock were available for future awards under the Company Stock Plans, of which 898,342 shares and 427,114 shares are currently registered as available for awards of Company Series A Common Stock and Company Series B Common Stock, respectively (vii) 426,403 shares of Company Series A Common Stock were reserved for issuance upon the vesting of outstanding Company RSU Awards and Company PSU Awards, (viii) 1,087,251 shares of Company Series A Common Stock and 1,245,063 shares of Company Series B Common Stock were reserved for issuance upon the exercise of outstanding unexercised Company Stock Options and (ix) no other shares of Company Capital Stock of, or other equity interests in, the Company were issued, reserved for issuance or outstanding.  All of the outstanding shares of Company Capital Stock have been fully paid and non-assessable and were issued in compliance with applicable securities Laws.  There are no preemptive or similar rights granted by the Company or any Subsidiary of the Company to any holders of any class of securities of the Company or any Subsidiary of the Company.  No shares of the Company are owned by any Subsidiary of the Company.  From the close of business on July 29, 2020 through the date of this Agreement, there have been no issuances, repurchases or redemptions by the Company of shares of Company Capital Stock or other equity interests in the Company or issuances by the Company of options, warrants, convertible or exchangeable securities, stock-based performance units or other rights to acquire shares of Company Capital Stock or other equity interests in the Company or other rights that give the holder thereof any economic or voting interest of a nature accruing to the holders of shares of Company Capital Stock or other equity interests in the Company, other than the issuance of Company Common Stock upon the exercise of Company Stock Options or the settlement of Company Unit Awards or the withholding of shares for the satisfaction of applicable tax withholding requirements related to Company Restricted Common Stock or Company Restricted Preferred Stock, in each case outstanding as of the close of business on July 29, 2020 and in accordance with the terms thereof.

(c)            Neither the Company nor any Subsidiary of the Company has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the Company Stockholders or the stockholders of any such Subsidiary on any matter (“Voting Company Debt”).

(d)            Except as set forth in Section 3.2(b), or pursuant to any Transaction Document, other than the Company Equity Awards, there are not, as of the date of this Agreement, any options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, restricted stock units, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound (i) obligating the Company or any of its Subsidiaries to issue, deliver or sell or cause to be issued, delivered or sold, additional shares of capital stock of, or other equity interests in, or any security convertible into or exercisable for or exchangeable into any capital stock of, or other equity interest in, the Company or any of its Subsidiaries or any Voting Company Debt, (ii) obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking or (iii) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of Company Capital Stock, or other equity interests in the Company.  As of the date of this Agreement, except pursuant to any Transaction Document, there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries.  Other than the Voting Agreements, there are no proxies, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or is bound with respect to the voting of the capital stock of, or other equity interests in, the Company or any of its Subsidiaries.  There are no agreements pursuant to which the Company or any of its Subsidiaries is a party or is bound pursuant to which any Person is entitled to elect, designate or nominate any director of the Company or any of its Subsidiaries.

(e)            Section 3.2(e) of the Company Disclosure Letter sets forth, in all material respects, the following information as of the close of business on July 29, 2020 with respect to each outstanding Company Equity Award: the aggregate number of shares issuable thereunder, the type of Company Equity Award, the grant date, the expiration date, the exercise price or reference price (if applicable) and the vesting schedule.  Each Company Stock Option was granted under a Company Stock Plan (or predecessor plan referenced therein) in accordance with applicable Law and the terms of the Company Stock Plan (or predecessor plan referenced therein) applicable thereto.  Each Company Stock Option has an exercise price, or base price, as applicable, equal to or greater than the fair market value of a corresponding share of Company Common Stock at the close of business on the date of grant.

(f)            The Company is not party to any “poison pill” rights plan or similar plan or agreement relating to any shares of Company Capital Stock or other equity interests of the Company.

Section 3.3      Subsidiaries.

(a)            Each Subsidiary of the Company (i) is a corporation or other entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the Laws of its jurisdiction of incorporation or organization, (ii) has all requisite power and authority to own, lease and operate its properties and to carry on its business as currently conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except in each case as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)            All of the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company have been duly authorized and validly issued, are fully paid and non-assessable and were issued in compliance with applicable securities Laws.  All of the outstanding capital stock, or other equity interests in, each Wholly Owned Subsidiary of the Company is owned by the Company, its Subsidiaries or by the Company and another Subsidiary.  All of the outstanding capital stock or other equity interests in each Wholly Owned Subsidiary of the Company is owned free and clear of any Encumbrance and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity interest), other than Permitted Encumbrances.

(c)            Section 3.3(c) of the Company Disclosure Letter (i) lists, as of the date of this Agreement, (A) each Subsidiary of the Company, (B) its jurisdiction of incorporation or organization, (C) the location of its principal executive office and (D) the type and number of interests held of record by the Company and (ii) lists any other Person in which the Company or any of its Subsidiaries owns Equity (other than Subsidiaries of the Company) and sets forth all Equity of such Person that is owned, in whole or in part, directly or indirectly, by the Company or its Subsidiaries (such equity interests referred to in this clause (ii), collectively, the “Company Other Interests”).  All Company Other Interests are fully paid and non-assessable and are owned, directly or indirectly, by the Company or one of its Subsidiaries free and clear of any Encumbrance and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Company Other Interests), other than Permitted Encumbrances.  Except as provided by any Transaction Document, there are no restrictions with respect to the Company (or any Subsidiary of the Company, as applicable) voting any of the Company Other Interests.  The Company has made available to Parent complete and correct copies of any stockholders agreements, voting agreements or other agreements with respect to the ownership of Company Other Interests in effect as of the date of this Agreement to which the Company or any of its Subsidiaries are a party.

Section 3.4      Authorization.

(a)            The Company has all requisite corporate power and authority to execute and deliver the Transaction Documents and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject, in the case of the Merger, to the receipt of the Company Stockholder Approval and the Company Disinterested Stockholder Approval.  Assuming the accuracy of the representations in Section 4.17, the execution, delivery and performance of the Transaction Documents and the Ancillary Agreements to which the Company is a party and the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of the Transaction Documents and the Ancillary Agreements to which the Company is a party or the consummation of the transactions contemplated hereby and thereby, other than, with respect to the Merger, the Company Stockholder Approval and the Company Disinterested Stockholder Approval.  This Agreement has been duly and validly executed and delivered by the Company and, assuming the due execution and delivery by Parent, Merger Sub and Merger LLC, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, rehabilitation, liquidation, preferential transfer, moratorium and similar Laws now or hereafter affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at equity or law).

(b)            The Company Special Committee has unanimously (i) determined that the Transaction Documents and the transactions contemplated hereby and thereby are advisable and fair to, and in the best interests of, the Company and the Company Stockholders (other than the Malone Group, the Maffei Group and each of their respective Affiliates and the Company Section 16 Officers) and (ii) recommended that the Company Board approve (including for purposes of Section 203 of the DGCL) and declare advisable the Transaction Documents and the transactions contemplated hereby and thereby and submit this Agreement to the Company Stockholders for adoption (such recommendation, the “Company Special Committee Recommendation”).  As of the date of this Agreement, the foregoing determinations and resolutions have not been rescinded, modified or withdrawn.

(c)            The Company Board, upon the unanimous recommendation of the Company Special Committee, has unanimously (i) determined that the Transaction Documents and the transactions contemplated hereby and thereby are advisable and fair to, and in the best interests of, the Company and the Company Stockholders (other than the Malone Group, the Maffei Group and each of their respective Affiliates and the Company Section 16 Officers), (ii) approved (including for purposes of Section 203 of the DGCL) and declared advisable the Transaction Documents and the transactions contemplated hereby and thereby, (iii) directed that this Agreement be submitted to the Company Stockholders for adoption and (iv) resolved to recommend that the Company Stockholders approve the adoption of this Agreement (such recommendation, the “Company Board Recommendation”).  As of the date of this Agreement, the foregoing determinations and resolutions have not been rescinded, modified or withdrawn.

(d)            Assuming the accuracy of the representations in Section 4.17, the only votes of the holders of any class or series of Company Capital Stock necessary to adopt the Transaction Documents and to consummate the transactions contemplated hereby and thereby are the adoption of this Agreement by: (i) the affirmative vote of holders of a majority of the aggregate voting power of the outstanding shares of Company Capital Stock entitled to vote thereon, voting together as a single class (the “Company Stockholder Approval”), and (ii) the affirmative vote of holders of a majority of the aggregate voting power of the outstanding shares of Company Capital Stock entitled to vote thereon (other than any outstanding shares of Company Capital Stock beneficially owned, directly or indirectly, by (A) Parent and its Subsidiaries, (B) the Malone Group, the Maffei Group or their respective Affiliates, (C) the members of the Parent Board and the Parent Section 16 Officers, (D) the members of the Company Board and the Company Section 16 Officers or (E) the immediate family members (as defined in Item 404 of Regulation S-K) of any of the foregoing), voting together as a single class (the “Company Disinterested Stockholder Approval”).

Section 3.5      Consents and Approvals; No Violations.

(a)            The execution, delivery and performance by the Company of the Transaction Documents and the Ancillary Agreements to which it is a party and the consummation by the Company of the transactions contemplated hereby and thereby do not and will not require any filing or registration with, notification to, or authorization, permit, license, declaration, Order, expiration of any applicable waiting period, consent or approval of any Governmental Authority by the Company other than (i) as may be required by Competition Laws, including the HSR Act, (ii) the declaration of effectiveness under the Securities Act of the Registration Statement, (iii) the filing with the SEC of (A) the Joint Proxy Statement in definitive form and (B) such reports and other filings under the Exchange Act as may be required in connection with the Transaction Documents and the Ancillary Agreements and the transactions contemplated hereby and thereby, (iv) such clearances, consents, approvals, Orders, licenses, authorizations, registrations, declarations, permits, filings and notifications as may be required under applicable U.S. federal and state or foreign securities Laws or the rules and regulations of NASDAQ, (v) approval by the FCC of applications for transfer of control and/or assignment of the FCC licenses, authorizations and registrations listed on Section 3.5(a)(v) of the Company Disclosure Letter, (vi) approval by the RCA of application(s) for transfer of control and/or assignment of RCA licenses, operating authority, franchises, designations and registrations listed on Section 3.5(a)(vi) of the Company Disclosure Letter, (vii) the filing of the Certificate of Merger, the Upstream Merger Certificate, the Certificate of Designations or other documents as required by the DGCL or DLLCA, (viii) Tax filings or (ix) such other actions or filings the absence of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)            The execution, delivery and, subject to the receipt of the Company Stockholder Approval and the Company Disinterested Stockholder Approval, performance by the Company of the Transaction Documents and the Ancillary Agreements to which it is a party and the consummation by the Company of the transactions contemplated hereby and thereby do not and will not (i) conflict with or violate any provision of the Governance Instruments or similar organizational documents of any of its Subsidiaries, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 3.5(a) have been obtained and all filings and other obligations described in Section 3.5(a) have been made (and any applicable waiting periods, including any applicable HSR waiting periods, have expired), and assuming the accuracy of the representations in Section 4.17, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound, (iii) require any consent or notice, or result in any violation or breach of, or conflict with, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of purchase, termination, amendment, acceleration or cancellation) under, result in the loss of any benefit under, or result in the triggering of any payments or requirements to purchase or redeem any Indebtedness or capital stock pursuant to, any of the terms, conditions or provisions of any Company Material Contract to which the Company or any of its Subsidiaries is a party or by which any properties of the Company or any of its Subsidiaries is bound or (iv) result in any Encumbrance (except for Permitted Encumbrances) on any property or asset of the Company or any of its Subsidiaries, except, with respect to clauses (ii), (iii) and (iv) of this Section 3.5(b) as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.6      SEC Reports and Financial Statements.

(a)            The Company has timely filed with, or furnished to, as applicable, the SEC all registration statements, prospectuses, reports, forms, statements, schedules, certifications and other documents required to be filed or furnished by the Company since the Split-Off Date (together with all exhibits and schedules thereto and all information incorporated therein by reference, the “Company SEC Documents”).  As of their respective dates, or if amended, as of the date of the last such amendment, the Company SEC Documents (i) were prepared in accordance and complied in all material respects with the requirements of the Sarbanes Act, the Securities Act and the Exchange Act (to the extent then applicable) and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)            Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in or incorporated by reference in the Company SEC Documents (the “Company Financial Statements”), (i) complied, as of its respective date of filing with the SEC, in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with Regulation S-X under the Exchange Act and with GAAP applied on a consistent basis during the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (iii) fairly presented in all material respects the consolidated financial position of the Company and its Subsidiaries, as of the respective dates thereof and the consolidated results of the Company’s and its Subsidiaries’ operations and cash flows for the periods indicated (except that the unaudited interim financial statements were or will be subject to normal and recurring year-end and quarter-end adjustments that are not in the aggregate material).

(c)            Since the Split-Off Date, the Company has maintained disclosure controls and procedures and internal control over financial reporting (as such terms are defined in Rules 13a-15 and 15d-15 under the Exchange Act) substantially as required by Rules 13a-15 and 15d-15 under the Exchange Act.  The Company’s disclosure controls and procedures are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes Act.  The Company’s management has completed an assessment of the effectiveness of the Company’s internal controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Document, or any amendment thereto, its conclusions about the effectiveness of the internal control structures and procedures as of the end of the period covered by such report or amendment based on such evaluation.  In connection with the Company management’s most recently completed assessment of the Company’s internal controls over financial reporting, (i) the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and audit committee any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting and (ii) to the Company’s Knowledge there is no fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.  To the Company’s Knowledge, no executive officer or director of the Company has received or otherwise had or obtained knowledge of, and no auditor, accountant, employee or Representative of the Company has provided written notice to the Company or any executive officer or director of, any substantive complaint or allegation that the Company or any of its Subsidiaries has engaged in improper accounting practices.

(d)            As of the date of this Agreement, there are no outstanding or unresolved comments in any comment letters from the Staff of the SEC relating to the Company SEC Documents and received by the Company prior to the date of this Agreement.  None of the Company SEC Documents filed on or prior to the date of this Agreement is, to the Company’s Knowledge, subject to ongoing SEC review or investigation.

(e)            Since the Split-Off Date, except as disclosed in the Company’s definitive proxy statements included in the Company SEC Documents, no event has occurred and no transactions or series of transactions, agreements, arrangements, understandings or relationship or relationships to which the Company or any of its Subsidiaries was or is to be a party exists that would be required to be disclosed by the Company pursuant to Item 404 of Regulation S-K.

(f)            Since the Split-Off Date, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ.

Section 3.7      No Undisclosed Liabilities.  Except as reflected or specifically reserved against in the balance sheet of the Company dated December 31, 2019 included in the Form 10-K filed by the Company with the SEC on February 27, 2020 (or described in the notes thereto), neither the Company nor any of its Subsidiaries has any Liabilities except (a) Liabilities incurred since December 31, 2019 in the Ordinary Course Consistent with Past Practice, (b) Liabilities incurred in connection with the Transaction Documents and the Ancillary Agreements or the transactions contemplated hereby and thereby or (c) Liabilities that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any material “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the Exchange Act)), where the result, purpose or intended effect of such Contract or arrangement is to avoid disclosure of any material transaction involving, or material Liabilities of, the Company or any of its Subsidiaries in the Company Financial Statements or Company SEC Documents.

Section 3.8      Absence of Certain Changes.  Since December 31, 2019, (a) there have been no changes, effects, events, occurrences, state of facts or developments that have had or would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (b) the business of the Company and its Subsidiaries, taken as a whole, has been conducted in the Ordinary Course Consistent with Past Practice, except for Liabilities incurred in connection with the Transaction Documents and the Ancillary Agreements or the transactions contemplated hereby and thereby, and (c) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a material breach of Section 5.1.

Section 3.9      Litigation.  As of the date of this Agreement, there are no Actions pending or, to the Company’s Knowledge, threatened, against the Company or any of its Subsidiaries or any of its or their respective properties or relating to the Transaction Documents or the Ancillary Agreements and the transactions contemplated hereby and thereby that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  As of the date of this Agreement, neither the Company nor any of its Subsidiaries (nor any of its or their respective properties) is subject to or bound by any material Order; provided, however, that the Company and its Subsidiaries are subject to and bound by material Orders of the FCC, the RCA and other State Commissions.  The Company and each of its Subsidiaries, as applicable, have complied with, and are now in compliance with, all Orders to which it is subject to or bound, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.10      Compliance with Applicable Laws.

(a)            The Company and each of its Subsidiaries have, since the Split-Off Date, complied, and are in compliance, in all material respects, with all applicable Laws.  Since the Split-Off Date, (i) to the Company’s Knowledge, no material unresolved investigation or review by any Governmental Authority with respect to the Company or any of its Subsidiaries is pending or threatened in writing and (ii) to the Company’s Knowledge, no Governmental Authority has indicated in writing an intention to conduct any such investigation or review.

(b)            The Company and its Subsidiaries (i) hold all material Governmental Permits necessary for the lawful conduct of their respective businesses or ownership of their respective properties, and all such Governmental Permits are in full force and effect and (ii) are in material compliance with all terms and conditions of such Governmental Permits and, to the Company’s Knowledge, no such Governmental Permits are subject to any actual or threatened revocation, withdrawal, suspension, cancellation, termination or modification action by the issuing Governmental Authority.

(c)            As of the date of this Agreement, the Company is not required to register as an “investment company” under the Investment Company Act of 1940.

Section 3.11      Communications Licenses.  The Company and its Subsidiaries are the authorized legal holders or otherwise have right to the Communications Licenses, which licenses constitute all of the material licenses, from the FCC or the State Commissions that are required for and/or used in the operation of the business of the Company and its Subsidiaries as presently operated.  All the Communications Licenses are valid and in full force and effect, unimpaired by any condition, except those conditions that may be contained within the applicable rules, orders or terms of such Communications Licenses or those conditions or rules applicable to the particular class of Communications Licenses generally, with which the Company and its Subsidiaries are in compliance in all material respects.  The Company and its Subsidiaries are in compliance in all material respects with the Communications Act of 1934 and the rules, orders and written policies of the FCC and all applicable State Commissions in respect of the operation of the business of the Company.  There is no pending or, to the Company’s Knowledge, threatened action by or before the FCC or any State Commissions in which the potential or requested remedy is the revocation, suspension, cancellation, rescission or material adverse modification of any of the Communications Licenses, or the payment of any monetary penalty, fine or forfeiture.  Section 3.11 of the Company Disclosure Letter contains a complete and correct list of the Communications Licenses of the Company.

Section 3.12      Real Property.

(a)            Section 3.12(a) of the Company Disclosure Letter sets forth all real property that is owned by the Company or any of its Subsidiaries and is primarily used by the Company or any of its Subsidiaries to conduct its business having a fair market value in excess of $10,000,000 or that is otherwise material to the operation of the business of the Company and its Subsidiaries, taken as a whole, (the “Company Real Property”).  The Company and its Subsidiaries have good title to all Company Real Property, subject to Permitted Encumbrances. To the Company’s Knowledge, no condemnation or eminent domain proceeding is pending or threatened against any part of the Company Real Property.

(b)            Section 3.12(b)(i) of the Company Disclosure Letter sets forth all material leasehold, subleases or licenses (other than rights of way and transmission facilities) that provide for annual payments by the Company or any of its Subsidiaries in excess of $10,000,000 (the “Company Leases”) under which the Company or any of its Subsidiaries leases, subleases or licenses any real property as a tenant to conduct its business (the “Company Leased Property” and, together with the Company Real Property, the “Real Property”).  Each Company Lease is valid and in full force and effect and binding on the Company or its Subsidiary party thereto, as applicable, and enforceable against the Company or such Subsidiary, as applicable, in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, rehabilitation, liquidation, preferential transfer, moratorium and similar Laws now or hereafter affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at equity or law) and (i) neither the Company nor, to the Company’s Knowledge, any other party to any such Company Lease, is in material default under any such lease and (ii) to the Company’s Knowledge, no event or circumstance exists that with notice or lapse of time or both would constitute a material default by the Company or its Subsidiaries under any such Company Lease.  No leasehold interest identified on Section 3.12(b)(i) of the Company Disclosure Letter has been leased, subleased or assigned, in whole or in any material part, by the Company or any of its Subsidiaries to another Person.

Section 3.13      Cable Systems.  The Company does not manage or operate any Cable Systems which it does not, directly or indirectly, wholly own, and the Company does not own any Cable Systems that it does not, directly or indirectly, manage and operate.

Section 3.14      Intellectual Property, IT Systems, Data Privacy and Security.

(a)            The Company and its Subsidiaries exclusively own, free and clear of any Encumbrances (other than Permitted Encumbrances), or license, or otherwise possess sufficient rights to use, all Intellectual Property material to the conduct of the business of the Company and its Subsidiaries, taken as a whole.  Section 3.14(a) of the Company Disclosure Letter sets forth a list of all (i) Trademark registrations and applications for registration and internet domain names, (ii) Patents issued or pending, and (iii) Copyright registrations and applications for registration, in each instance that are Company Intellectual Property, indicating for each of the foregoing (A) the current owner or registrant, (B) the jurisdiction where the application, registration or issuance is filed, (C) the application, registration and issue number (as applicable) and (D) the application, registration and issue date (as applicable).

(b)            The Company Intellectual Property is subsisting and, to the Company’s Knowledge, there is no fact or circumstance which would or reasonably would render the Company Intellectual Property invalid or unenforceable.

(c)            (i) To the Company’s Knowledge, neither the Company nor any of its Subsidiaries is infringing, misappropriating or otherwise violating in any material respect, the Intellectual Property rights of any Person, (ii) there is no claim, action, suit, investigation or proceeding pending against, or, to the Company’s Knowledge, threatened against, the Company or any of its Subsidiaries contesting the validity, enforceability, use, or ownership of the Company Intellectual Property, (iii) to the extent required by the Company’s reasonable judgment and consistent with prudent practices, all necessary registration, maintenance, and renewal fees in respect of the Company Intellectual Property have been paid and the Company is current in all material respects with all necessary documents and filings with the relevant Governmental Authorities for the purpose of maintaining such Company Intellectual Property, and each of the Company and its Subsidiaries has taken commercially reasonable steps to maintain the confidentiality of all trade secrets that are Company Intellectual Property and (iv) neither the Company nor its Subsidiaries has given notice to any Person asserting the infringement or misappropriation by such Person of any of the Company Intellectual Property that remains unresolved and, to the Company’s Knowledge, no Person is infringing or misappropriating any Company Intellectual Property.

(d)            To the Company’s Knowledge, the Company and each of its Subsidiaries have filed all required statements of account and paid all required royalty fees and interest relating to the Cable Systems to the United States Copyright Office required under the United States Copyright Act of 1976, as amended, and Copyright Office Regulations reported on such statements of account since the Split-Off Date (“Copyright Filings”).  Since the Split-Off Date, neither the Company nor any of its Subsidiaries has received any written notice or inquiry, and to the Company’s Knowledge, any oral notice or inquiry, from the United States Copyright Office or any other Person, regarding any statements of account or otherwise that the conduct of the business of the Company and its Subsidiaries infringes on any Person’s Copyright relative to the Copyright Filings.

(e)            The Company IT Systems are in good repair and working condition in all material respects (including with respect to working condition, performance and capacity) to effectively perform all information technology operations for which they are currently used.

(f)            The Company and its Subsidiaries (i) have a privacy policy or policies regarding the collection, use, retention, storage, protection, security, disclosure, distribution, transmission, maintenance and disposal (collectively, “Use”) of Personal Data and (ii) to the Company’s Knowledge, are in compliance in all material respects with the privacy policies applicable to the Company and its Subsidiaries and all applicable Data Security Requirements.  No claim or action is pending or threatened in writing against the Company or any of its Subsidiaries relating to its Use of Personal Data.  Neither the execution, delivery or performance of the Transaction Documents to which the Company is a party, nor the consummation of the transactions contemplated hereby and thereby, will result in any violation, in any material respect, of (i) any of the Company’s or its Subsidiaries’ privacy policies, or (ii) of any agreement of the Company or its Subsidiaries with respect to the Use of Personal Data.

(g)            The Company and its Subsidiaries have established, and are in compliance in all material respects with, a (i) written information security program or programs that (A) include safeguards for the security, confidentiality, and integrity of transactions and confidential or proprietary data, and (B) are designed to protect against unauthorized access to and disclosure of the Company IT Systems and proprietary data and (ii) business continuity and back-up and disaster recovery plans and procedures.  Neither the Company nor its Subsidiaries have been notified by any Third Party (including pursuant to an audit by such Third Party) of, and to the Company’s Knowledge there is not, any data security, information security or other technological deficiency with respect to the Company IT Systems that is unmitigated or lacks compensating security controls, or that presents a material risk of unauthorized Use or loss of any Personal Data.  To the Company’s Knowledge, neither the Company nor any of its Subsidiaries has suffered a material security breach with respect to any proprietary data or trade secrets since the Split-Off Date.

(h)            The Company and its Subsidiaries have cybersecurity and data breach insurance that, to the extent required by the Company’s reasonable judgment and consistent with prudent practices, is adequate and suitable in respect of the Company IT Systems and the nature and volume of Personal Data and other non-public information that any of them (or a Third Party on behalf of any of them) collects, stores, uses, maintains or transmits.

Section 3.15      Environmental Matters.

(a)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries are in compliance with applicable Environmental Laws; (ii) since the Split-Off Date, neither the Company nor any of its Subsidiaries has used any Real Property for the manufacture, transportation, treatment, storage or disposal of Hazardous Substances except for such use of Hazardous Substances customary in the industry in which the Company and its Subsidiaries operate and in commercially reasonable quantities or under circumstances that would not reasonably be expected to give rise to liability for remediation; and (iii) neither the Company nor any of its Subsidiaries has any liability in connection with any release by the Company or any of its Subsidiaries of any Hazardous Substances into the environment, and no release of Hazardous Substances by the Company or any of its Subsidiaries that would require remediation has occurred.

(b)            The Company and its Subsidiaries are not subject to any pending, or to the Company’s Knowledge, threatened Action seeking to impose any liability for any investigation, cleanup, removal or remediation pursuant to any Environmental Law that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.16      Insurance.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, or prevent or materially delay the consummation of the transactions contemplated by the Transaction Documents, the Company and its Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as the Company reasonably believes, based on past experience, is adequate for the businesses and operations of the Company and its Subsidiaries (taking into account the cost and availability of such insurance).

Section 3.17      Tax.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a)            (i) all Tax Returns required to be filed with any Governmental Authority by or on behalf of the Company or any of its Subsidiaries have been timely filed when due (taking into account any extension of time within which to file); (ii) all such Tax Returns are true, accurate and complete and have been prepared in compliance with all applicable Laws; (iii) all Taxes due and payable by the Company or any of its Subsidiaries (including any Taxes that are required to be collected, deducted or withheld in connection with any amounts paid or owing to, or received or owing from, any employee, creditor, independent contractor or other Third Party) have been timely paid (or collected or withheld and remitted) to the appropriate Governmental Authority, except for Taxes or Tax matters being contested in good faith and for which adequate reserves have been established in accordance with GAAP in the Company SEC Documents filed prior to the date of this Agreement; (iv) since the Split-Off Date, no written claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return of a particular type that the Company or any of its Subsidiaries is or may be subject to Tax, or required to file Tax Returns, of such type in that jurisdiction, other than any such claims that have been fully resolved; and (v) there are no Encumbrances on any of the assets of the Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax (except for Permitted Encumbrances);

(b)            each of the Company and its Subsidiaries has complied with all applicable Laws relating to the withholding of Taxes and has, within the time and the manner prescribed by applicable Law, withheld from and paid over to the appropriate Governmental Authorities all amounts required to be so withheld and paid over under all applicable Laws;

(c)            no outstanding written claim has been received by, and no audit, action, or proceeding is in progress or threatened in writing, against or with respect to the Company or any of its Subsidiaries in respect of any Tax, and all deficiencies, assessments or proposed adjustments asserted against the Company or any of its Subsidiaries by any Governmental Authority have been paid or fully and finally settled;

(d)            neither the Company nor any of its Subsidiaries (i) has any Liability for the Taxes of any Person (other than the Company Predecessor, the Company or any of their respective Subsidiaries) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign Tax Law), as a transferee or successor, or otherwise by operation of Law, (ii) is a party to any Tax sharing, allocation or indemnification agreement or arrangement (other than (x) any agreement or arrangement solely among the Company Predecessor, the Company or any of their respective Subsidiaries, (y) commercial agreements or arrangements entered into in the Ordinary Course, the primary subject matter of which does not relate to Taxes or (z) the Tax Sharing Agreement or the Tax Sharing Agreement Joinder), (iii) has received or applied for a Tax ruling or entered into a closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law) or (iv) is, or since March 10, 2018 has been, a member of any affiliated, combined, consolidated, unitary or similar group filing a consolidated, combined, unitary or similar income Tax Return (other than a group the common parent of which is the Company Predecessor, the Company or any of their respective Subsidiaries);

(e)            no waiver or extension of any statute of limitations in respect of any Taxes or any extension of time with respect to any Tax assessment or deficiency is in effect for the Company or any of its Subsidiaries;

(f)            neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Section 1.6011-4(b)(2) of the Treasury Regulations; and

(g)            other than the Split-Off, during the five-year period ending on the date of this Agreement, neither the Company nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying or intended to qualify for tax-free treatment under Section 355(a) of the Code.

Section 3.18      Tax Matters.

(a)            Neither the Company nor any of its Subsidiaries knows of any fact, agreement, plan or other circumstance that would reasonably be expected to (i) prevent or preclude the Combination from qualifying as a “reorganization” described in Section 368(a) of the Code, (ii) cause the Split-Off to fail to qualify as a tax-free distribution under Sections 355 and 361 of the Code to Qurate and the holders of Liberty Ventures Common Stock that received Company Predecessor common stock in the Split-Off or (iii) prevent or preclude the Company from making the Company Tax Opinion Representations.

(b)            As of the date of this Agreement, the representations set forth in the Company Signing Split-Off Tax Opinion Representation Letter are true and correct in all material respects.

(c)            The Company is not aware of any fact, agreement, plan or other circumstance, and has not taken any action which fact, agreement, plan, circumstance or action would reasonably be expected to prevent or preclude the Company from delivering the Company Closing Split-Off Tax Opinion Representation Letter and the Company Reorganization Tax Opinion Representation Letter immediately prior to the Closing.

(d)            The Company is not aware of any fact or circumstance which would or reasonably could prevent (i) Company Reorganization Tax Counsel from delivering the Company Reorganization Tax Opinion, assuming delivery to Company Reorganization Tax Counsel of the Company Reorganization Tax Opinion Representation Letter and the Parent Reorganization Tax Opinion Representation Letter or (ii) Split-Off Tax Counsel from delivering the Split-Off Closing Tax Opinion, assuming delivery to Split-Off Tax Counsel of the Closing Split-Off Tax Opinion Representation Letters.

(e)            To the Company’s Knowledge, as of the date of this Agreement, there is no pending audit, inquiry, examination, inspection, or other investigation, and there has been no written notice received by Qurate or its Subsidiaries of an intent to commence such an audit, inquiry, examination, inspection, or other investigation, by (i) the Internal Revenue Service subsequent to Qurate’s receipt from the Internal Revenue Service of the Issue Resolution Agreement relating to the Split-Off in July 2018 or (ii) any state Governmental Authority responsible for the administration of any Tax, in each case, into Qurate’s Tax affairs or any Tax Return of Qurate or its Subsidiaries, but only insofar as such audit, inquiry, examination, inspection, investigation or notice relates or could reasonably be expected to relate to the Split-Off Tax Treatment.

(f)            To the Company’s Knowledge, all statements of fact contained in the Split-Off Signing Tax Opinion, the Tax Sharing Agreement, the 2018 Opinion and the Signing Split-Off Tax Opinion Representation Letters are true, accurate and complete in all material respects.

(g)            The Company is not and, to the Company’s Knowledge, as of the date of this Agreement, Qurate is not a party to any Split-Off Tax Treatment Agreement.

(h)            There has been no indemnification claim and the Company is not aware of any fact which the Company believes will give rise to an indemnification obligation of the Company, in each case, relating to the Split-Off Tax Treatment, under the Tax Sharing Agreement, the basis for which claim exists or will exist prior to the Closing (it being agreed and understood that any fact related to the Combination and the transactions contemplated by the Transaction Documents and the Ancillary Agreements shall not constitute a fact that violates this Section 3.18(h)).

(i)            The Company is not and, to the Company’s Knowledge, Qurate is not, in breach of the Tax Sharing Agreement.

(j)            The Company has received the opinion of Skadden (which the Company has provided to Parent on the date of this Agreement), addressed to the Company and dated as of the date of this Agreement, in form and substance reasonably satisfactory to the Company, to the effect that, based upon the Signing Split-Off Tax Opinion Representation Letters and any other facts, representations and assumptions set forth or referred to in such opinion, and subject to such qualifications and limitations as may be set forth in such opinion, for U.S. federal income tax purposes, assuming that the Split-Off otherwise qualified as a tax-free distribution under Sections 355 and 361 of the Code to Qurate and the holders of Liberty Ventures Common Stock that received Company Predecessor common stock in the Split-Off, the transactions contemplated by this Agreement will not cause the Split-Off to fail to qualify as a tax-free distribution under Sections 355 and 361 of the Code to Qurate and the holders of Liberty Ventures Common Stock that received Company Predecessor common stock in the Split-Off.  The Company has delivered to Parent a true copy of the Split-Off Signing Tax Opinion and each of the Signing Split-Off Tax Opinion Representation Letters (other than the Parent Signing Split-Off Tax Opinion Representation Letter).

Section 3.19      Employees and Employee Benefits.

(a)            Section 3.19(a) of the Company Disclosure Letter sets forth a true, correct and complete list of each material Company Plan.

(b)            The Company has made available to Parent (i) a copy of each Company Plan and all material amendments thereto; (ii) the most recent annual reports (Form Series 5500), if any, required under ERISA or the Code in connection with each Company Plan; (iii) the most recent actuarial reports (if applicable) for all Company Plans; (iv) the most recent summary plan description, if any, required under ERISA with respect to each Company Plan; (v) all material written Contracts, instruments or agreements relating to each Company Plan, including administrative service agreements and group insurance Contracts and trust documents; (vi) the most recent determination letter from the Internal Revenue Service (or in the case of a master or prototype plan, a favorable opinion letter or in the case of a volume submitter plan, a favorable advisory letter) issued with respect to each Company Plan intended to be qualified under Section 401(a) of the Code (each a “Company Qualified Plan”); and (vii) any material communication from any Governmental Authority regarding any audit of or proceeding involving such plan or alleged noncompliance of such plan with applicable Law.

(c)            Neither the Company nor any Company ERISA Affiliates contribute to or have any obligation to contribute to, or have had any such obligation during the past six-year period preceding the Closing Date, and no Company Plan is (i) a defined benefit pension plan subject to Section 302 or Title IV of ERISA or Section 412 of the Code, (ii) a multiemployer plan within the meaning of Section 3(37) of ERISA, (iii) a “multiple employer plan” as defined in Section 413(c) of the Code, or (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(d)            Each Company Qualified Plan has received from the Internal Revenue Service a favorable determination letter (or in the case of a master or prototype plan, a favorable opinion letter or in the case of a volume submitter plan, a favorable advisory letter) as to its qualification under Section 401(a) of the Code, and to the Company’s Knowledge, no event or condition exists, whether by action or by failure to act, that would reasonably be expected to adversely affect the qualified status of any such Company Qualified Plan.  Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, (i) each Company Plan has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including ERISA and the Code, which are applicable to such Company Plan, (ii) there is no pending or, to the Company’s Knowledge, threatened Action against any Company Plan, any fiduciary thereof, the Company or any of its Subsidiaries other than routine claims for benefits and (iii) with respect to each Company Plan, all contributions, reimbursements and premium payments that are due have been made, and all contributions, reimbursements and premium payments for any period ending on or before the Closing that are not yet due have been made or properly accrued.

(e)            Except as provided pursuant to the terms of this Agreement, neither the execution of the Transaction Documents and the Ancillary Agreements to which the Company is a party nor the consummation of the transactions contemplated hereby and thereby (either alone or together with any other event) will (i) result in the accelerated vesting or payment of, or any increase in, or in the funding of, any compensation or benefits to any employee, officer or director (other than with respect to the treatment of Company Equity Awards in accordance with Section 2.8); (ii) result in the entitlement of any employee, officer or director to severance or termination pay or benefits; or (iii) limit or restrict the right of the Company to merge, amend or terminate any of the Company Plans.

(f)            Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, with respect to each Company Plan which is a group health plan, the Company and the Company ERISA Affiliates have complied with the health care continuation provisions of Section 4980B of the Code and corresponding provisions of ERISA, and neither the Company nor any of the Company ERISA Affiliates have incurred any Liability under Section 4980 of the Code.  No Company Plan provides any post-retirement medical, dental or life insurance benefits to any current or former employees (other than coverage mandated by applicable Law, including the Consolidated Omnibus Budget Reconciliation Act of 1985), the cost of which would reasonably be expected to be material.

(g)            No current or former director, officer, employee, independent contractor or consultant of the Company or any Subsidiary of the Company is entitled to receive any gross-up or additional payment by reason of the “additional tax” or “excise tax” required by Section 409A or Section 4999 of the Code being imposed on such Person.

(h)            No Action (other than routine claims for benefits) is pending against or, to the Company’s Knowledge, is threatened against, any Company Plan that, individually or in the aggregate, if determined or resolved adversely in accordance with the plaintiff’s demands, would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(i)            Neither the Company nor any of its Subsidiaries is a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement, agreement with any works council, or labor Contract.  To the Company’s Knowledge, as of the date of this Agreement there is no labor union organizing activity being conducted with respect to any material segment of Company Employees.  Except as would not reasonably be expected to be material, there is no labor strike, lockout, slowdown or stoppage pending or, to the Company’s Knowledge, threatened against or affecting the Company or any Subsidiary of the Company and no such strike, lockout, slowdown or stoppage has occurred since the Split-Off Date.

(j)            The Company is in compliance with all applicable Laws governing employment or labor, including all contractual commitments and all such Laws relating to wages, hours, worker classification, contractors, immigration, collective bargaining, discrimination, civil rights, safety and health and workers’ compensation, except, in each case, as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

Section 3.20      Material Contracts.

(a)            Section 3.20(a) of the Company Disclosure Letter sets forth a complete and correct list, as of the date of this Agreement, of each Contract described below in this Section 3.20(a) to which the Company or any of its Subsidiaries is a party or bound (any Contract of the type described in this Section 3.20(a), a “Company Material Contract”):

(i)            any Contract that is a “material contract” as such term is defined in Item 601(b)(10) of Regulation S¬K of the Exchange Act (other than any Company Plan);

(ii)            any Contract relating to Indebtedness (whether incurred, assumed, guaranteed, endorsed or secured by any asset) of the Company or any of its Subsidiaries with a principal amount or net obligation in excess of $25,000,000, other than Contracts solely among the Company and its Wholly Owned Subsidiaries;

(iii)            any Contract that (A) limits, in any material respect, the ability of the Company or any of its Subsidiaries to compete in any line of business or within any geographic area or with any Person or (B) grants a Third Party (1) any material exclusivity, (2) most favored nation, (3) any material right of first refusal or right of first offer or (4) other similar provisions to the foregoing (1) through (3) (other than Contracts with such restrictions that are not material to the conduct of the business of the Company and its Subsidiaries taken as a whole);

(iv)            any Contract (A) involving future payments, performance of services or delivery of goods or materials to or by the Company and its Subsidiaries of an amount or value reasonably expected to exceed $50,000,000 or (B) set forth on Section 3.21 of the Company Disclosure Letter;

(v)            any Contract entered into after the Split-Off Date involving the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets (other than equipment or inventory in the Ordinary Course Consistent with Past Practice) or capital stock or other equity interests of another Person for aggregate consideration (in one or a series of transactions) under such Contract of $25,000,000 or more;

(vi)            any Contract relating to the acquisition, ownership (including rights of first offer or rights of first refusal), disposition, conversion, pledging, hedging or voting of any Parent Common Stock, other than any of the Transaction Documents;

(vii)            any Contract that obligates the Company or any of its Subsidiaries to make any future capital investment or capital expenditure, other than Contracts entered into in the Ordinary Course Consistent with Past Practice and under which the obligation to make future capital investment or capital expenditure does not exceed $50,000,000 in the aggregate during any twelve (12) month period;

(viii)            (A) any Contract between the Company or any of its Subsidiaries, on the one hand, and any of its Affiliates, on the other hand, other than any Contract solely between or among the Company and/or its Wholly Owned Subsidiaries, and (B) any Contract required to be disclosed pursuant to Item 404 of Regulation S-K of the Exchange Act;

(ix)            any registration rights, stockholders, investors rights or similar agreements with respect to the Company or any of its Subsidiaries or any Company Other Interests held by the Company or any of its Subsidiaries;

(x)            any collective bargaining agreement or other Contract with any labor union or other employee representative or group;

(xi)            any Contract with a Governmental Authority or pursuant to which the Company or any of its Subsidiaries provides good or services to any Governmental Authority that is material to the business of the Company and its Subsidiaries, taken as a whole, other than goods or services offered to business, consumer or government customers in the Ordinary Course Consistent with Past Practice;

(xii)            any joint venture, partnership or limited liability company agreements or any other similar agreement or arrangement relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company that is material to the business of the Company and its Subsidiaries, taken as a whole, other than any agreements or arrangements with respect to Wholly Owned Subsidiaries of the Company;

(xiii)            any Contracts by which the Company or any of its Subsidiaries obtains transmissions or programming for the channel line-up for each of its Cable Systems or its broadcast television stations that they own or operate (whether by antennae, microwave, satellite or otherwise) of video or audio programming or other cable or broadcast distributed information which require annual expenditures by the Company or any of its Subsidiaries in excess of $10,000,000, including all Contracts with respect to any network affiliation and all related agreements and any agreements related to the retransmission of any broadcast television stations to the extent such Contracts require annual expenditures in excess of $10,000,000;

(xiv)            pole attachment Contracts with annual rent payments in excess of $10,000,000;

(xv)            any roaming or similar Contracts with annual payments in excess of $8,000,000;

(xvi)            any Contract that is material to the business of the Company and its Subsidiaries, taken as a whole, and by which (i) a Third Party (other than a Specified Person) grants the Company or any of its Subsidiaries a right to use any Intellectual Property, or (ii) the Company or any of its Subsidiaries grants to a Third Party (other than a Specified Person) the right to use any Company Intellectual Property or (iii) the Company contracts with a Third Party (other than a Specified Person) to create or develop Company Intellectual Property; and

(xvii)            any Contract that commits the Company or any of its Subsidiaries to enter into any of the foregoing.

(b)            The Company has made available to Parent correct and complete copies of all Company Material Contracts, in effect as of the date of this Agreement, including all material amendments or other modifications with respect thereto.  As of the date of this Agreement, neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any other party to a Company Material Contract, is in breach or violation of, or in default under, any Company Material Contract, with respect to either the Company or any of its Subsidiaries or, to the Company’s Knowledge, any other party to a Company Material Contract, no event has occurred or circumstance exists which would reasonably be expected to result in a breach or violation of, or a default under, any Company Material Contract, in each case, with or without notice or lapse of time or both, and each Company Material Contract is valid and binding on the Company or one or more of its Subsidiaries, as applicable, and, to the Company’s Knowledge, each other party thereto, and is enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, rehabilitation, liquidation, preferential transfer, moratorium and similar Laws now or hereafter affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at equity or law), and is in full force and effect with respect to each of the Company and one or more of its Subsidiaries, as applicable, and, to the Company’s Knowledge, each other party thereto, in the case of each of the foregoing, other than as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under any Company Material Contract.

Section 3.21      Customer Contracts.  Section 3.21 of the Company Disclosure Letter sets forth a complete and accurate list of the ten (10) largest customers (based on the amounts paid to the Company and its Subsidiaries in respect of the businesses of the Company and its Subsidiaries, and in each case other than the Company or its Subsidiaries) during the twelve (12) months ended December 31, 2019, showing the approximate total revenues generated by each such customer during such period.  As of the date of this Agreement, none of the customers set forth on Section 3.21 of the Company Disclosure Letter has (i) terminated or canceled its business relationship with the Company or any of its Subsidiaries or (ii) to the Company’s Knowledge, provided written notice to the Company or any of its Subsidiaries of an intention or request to so terminate or cancel.

Section 3.22      Anti-takeover Statutes.  Assuming the accuracy of the representations in Section 4.17, the Company has taken all action necessary to exempt the Transaction Documents and the transactions contemplated hereby and thereby from any antitakeover or similar statute or regulation, and accordingly, no restrictions on business combinations in any “fair price,” “business combination,” “control share acquisition,” “moratorium,” or other similar anti-takeover statute or regulation enacted in any jurisdiction applies to the Transaction Documents or any of the transactions contemplated hereby and thereby.

Section 3.23      Ownership in Parent.  As of the date of this Agreement, the Company holds directly or indirectly 42,681,842 shares of Parent Series C Common Stock (the “Company Owned Parent Shares”).  All of the Company Owned Parent Shares are owned free and clear of any and all Encumbrances other than any Permitted Encumbrances.  Except for the Company Owned Parent Shares, the Company does not beneficially own any Parent Common Stock or Parent Preferred Stock or any options or other rights to purchase or receive Parent Common Stock or Parent Preferred Stock.  As of the date of this Agreement, the Company is not an “interested stockholder” (as such term is defined in Section 203 of the DGCL) of Parent to whom the restrictions on business combinations apply.

Section 3.24      Brokers and Other Advisors.  Except for fees payable to Evercore Group L.L.C., no Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission payable by the Company or its Subsidiaries in connection with the Transaction Documents or the Ancillary Agreements or the transactions contemplated hereby and thereby based upon arrangements made by or on behalf of the Company or any of its Affiliates.

Section 3.25      Opinion of Financial Advisor.  The Company Special Committee and the Company Board have received the opinion of Evercore Group L.L.C., financial advisor to the Company Special Committee, to the effect that, as of the date of such opinion and subject to the factors, assumptions, limitations, qualifications and other matters considered in connection with the preparation thereof as set forth therein, the Common Exchange Ratio in the Merger is fair, from a financial point of view, to the holders of the Company Common Stock, other than the Malone Group, the Maffei Group and their respective Affiliates and the Company Section 16 Officers.  A true, correct and complete written copy of such opinion will be delivered promptly after the date of this Agreement to Parent for informational purposes only.

Section 3.26      Disclosure Documents.  The information with respect to the Company or any of its Subsidiaries that the Company supplied or will supply to Parent specifically for inclusion or incorporation by reference in (a) the Registration Statement, or any amendment or supplement thereto will not, at the time the Registration Statement is filed with the SEC and at the time it is declared effective by the SEC (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement is filed with the SEC and at the time it becomes effective) or (b) the Joint Proxy Statement will not, on the date that the Joint Proxy Statement is first mailed to the Company Stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The portions of the Registration Statement and the Joint Proxy Statement supplied by the Company will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.  The representations and warranties contained in this Section 3.26 do not apply to statements or omissions included or incorporated by reference in the Registration Statement or the Joint Proxy Statement based upon information supplied to the Company by Parent or Merger Sub or Merger LLC or any of their respective Representatives for use or incorporation by reference therein.

Article IV

REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB AND MERGER LLC

Except as set forth in (a) the Parent SEC Documents filed and publicly available at least two (2) Business Days prior to the date of this Agreement (other than any disclosure set forth under “Risk Factors” or “Management’s Discussion and Analysis of Financial Condition and Results of Operation”, that is predictive or forward-looking) but only to the extent the relevance of a disclosure or statement therein to a section of this Article IV is reasonably apparent on its face without independent inquiry (provided, that in no event will any disclosure in the Parent SEC Documents qualify or limit the representations and warranties in Sections 4.1 (Organization; Standing and Power), 4.2 (Capitalization), 4.4 (Authorization), 4.8 (Absence of Certain Changes), 4.12 (Tax Matters), 4.14 (Brokers and Other Advisors), 4.16 (Opinion of Financial Advisor) or 4.17 (Ownership of Company Common Stock) of this Agreement) or (b) the corresponding section of the Parent Disclosure Letter (it being agreed that disclosure of any item in any section of the Parent Disclosure Letter shall be deemed disclosed with respect to any other section but only to the extent the relevance of a disclosure or statement therein to a section of this Article IV is reasonably apparent on its face without independent inquiry and that the mere inclusion of an item in the Parent Disclosure Letter as an exception to a representation or warranty (or covenant, as applicable) shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would, individually or in the aggregate, reasonably be expected to have a material adverse effect on Parent and its Subsidiaries, taken as a whole, or prevent or materially delay the consummation of the transactions contemplated by the Transaction Documents), Parent, Merger Sub and Merger LLC represent and warrant to the Company as follows:

Section 4.1      Organization; Standing and Power.  (a) Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, (b) Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, (c) Merger LLC is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware, (d) each of Parent, Merger Sub and Merger LLC has all requisite corporate or other power and authority to own, lease and operate its properties and to carry on its business as currently conducted and (e) each of Parent, Merger Sub and Merger LLC is duly qualified or licensed to do business as a foreign corporation and foreign entity, respectively, and is in good standing (with respect to jurisdictions which recognize such concept), in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except in the case of clause (e) as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.  Parent has made available to the Company, prior to the date of this Agreement, a complete and correct copy of the Parent Governance Instruments, and the organizational documents of Merger Sub and Merger LLC, in each case, in effect as of the date of this Agreement.

Section 4.2      Capitalization.

(a)            The authorized capital stock of Parent consists of (i) five hundred million (500,000,000) shares of Parent Series A Common Stock, (ii) eighteen million seven hundred fifty thousand (18,750,000) shares of Parent Series B Common Stock, (iii) five hundred million (500,000,000) shares of Parent Series C Common Stock, and (iv) fifty million (50,000,000) shares of preferred stock, par value $0.01 per share, issuable in series.  No other shares of capital stock of, or other equity or voting interests in, Parent are authorized.

(b)            As of the close of business on July 29, 2020, (i) 26,495,123 shares of Parent Series A Common Stock were issued and outstanding (which figure includes 1,306 shares of Parent Restricted Common Stock issued and outstanding), (ii) 2,451,119 shares of Parent Series B Common Stock were issued and outstanding, (iii) 152,983,879 shares of Parent Series C Common Stock were issued and outstanding (which figure includes 2,615 shares of Parent Restricted Common Stock issued and outstanding), (iv) no shares of preferred stock of Parent were issued and outstanding, (v) no shares of Parent Common Stock were held in treasury by Parent or owned by its Subsidiaries, (vi) a total of 5,563,824 shares of Parent Common Stock were available for future awards under Parent’s equity incentive plan, of which 1,563,824 shares are currently registered as available for awards of Parent Series C Common Stock, (vii) 17,691 shares of Parent Series C Common Stock were reserved for issuance upon the vesting of outstanding Parent RSUs, (viii) 1,493 shares of Parent Series A Common Stock and 2,034,811 shares of Parent Series C Common Stock were reserved for issuance upon the exercise of outstanding unexercised Parent Stock Options, and (ix) no other shares of capital stock of, or other equity interests in, Parent were issued, reserved for issuance or outstanding.  All of the outstanding shares of capital stock of Parent have been and are fully paid and non-assessable and were issued in compliance with applicable securities Laws.  There are no preemptive or similar rights granted by Parent to any holders of any class of securities of Parent.  From the close of business on July 29, 2020 through the date of this Agreement, there have been no issuances, repurchases or redemptions by Parent of shares of Parent Capital Stock or other equity interests in Parent or issuances by Parent of options, warrants, convertible or exchangeable securities, stock-based performance units or other rights to acquire shares of Parent Capital Stock or other equity interests in Parent or other rights that give the holder thereof any economic or voting interest of a nature accruing to the holders of shares of Parent Capital Stock or other equity interests in Parent, other than the issuance of Parent Common Stock upon the exercise of Parent Stock Options or the settlement of Parent RSUs, or the withholding of shares for the satisfaction of applicable tax withholding requirements related to Parent Restricted Common Stock, in each case outstanding as of the close of business on July 29, 2020 and in accordance with the terms thereof.

(c)            Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with Parent Stockholders on any matter (“Voting Parent Debt”).

(d)            Except as set forth in Section 4.2(b) or pursuant to any Transaction Document, other than Parent Equity Awards, there are not, as of the date of this Agreement, any options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, restricted stock units, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which Parent is a party or by which Parent is bound (i) obligating Parent to issue, deliver or sell or cause to be issued, delivered or sold, additional shares of capital stock of, or other equity interests in, or any security convertible into or exercisable for or exchangeable into any capital stock of, or other equity interest in, Parent or any Voting Parent Debt, (ii) obligating Parent to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking or (iii) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of capital stock of, or other equity interests in, Parent.  As of the date of this Agreement, except pursuant to any Transaction Document, there are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any shares of capital stock of Parent.  Other than the Voting Agreements, there are no proxies, voting trusts or other agreements or understandings to which Parent is a party or is bound with respect to the voting of the capital stock of, or other equity interests in, Parent.  There are no agreements pursuant to which Parent or any of its Subsidiaries is a party or is bound pursuant to which any Person is entitled to elect, designate or nominate any director of Parent or any of its Subsidiaries.

(e)            The authorized capital stock of Merger Sub consists solely of ten thousand (10,000) shares of Merger Sub common stock.  As of the date of this Agreement, there are one thousand (1,000) shares of Merger Sub common stock issued and outstanding, all of which are held directly by Merger LLC.  All of the outstanding shares of Merger Sub common stock have been duly authorized and validly issued and are fully paid and non-assessable and free of preemptive rights.

(f)            The authorized equity interests of Merger LLC consist solely of limited liability company interests, all of which are held directly by Parent.  All of the outstanding limited liability company interests of Merger LLC have been duly authorized and validly issued.

(g)            The shares of Parent Series C Common Stock, Parent Series B Common Stock and Parent Preferred Stock to be issued as part of the Merger Consideration and pursuant to Section 2.8 have been (or, in the case of Parent Preferred Stock, will be upon filing of the Certificate of Designations) duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued and will be fully paid and non-assessable and the issuance thereof will not be subject to any preemptive or other similar right.

(h)            Parent is not party to any “poison pill” rights plan or similar plan or agreement relating to any shares of Parent Capital Stock or other equity interests of Parent.

Section 4.3      Subsidiaries.

(a)            Each Subsidiary of Parent (i) is a corporation or other entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the Laws of its jurisdiction of incorporation or organization, (ii) has all power and authority to own, lease and operate its properties and to carry on its business as currently conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except in each case as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)            All of the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of Parent have been duly authorized and validly issued, are fully paid and non-assessable and were issued in compliance with applicable securities Laws.  All of the outstanding capital stock, or other equity interests in, each Subsidiary of Parent is owned by Parent, its Subsidiaries or by Parent and another Subsidiary, and is owned free and clear of any Encumbrance and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity interest), other than Permitted Encumbrances.

(c)            Section 4.3(c) of the Parent Disclosure Letter (i) lists, as of the date of this Agreement, (A) each Subsidiary of Parent, (B) its jurisdiction of incorporation or organization, (C) the location of its principal executive office and (D) the type and number of interests held of record by Parent and (ii) lists any other Person in which Parent or any of its Subsidiaries owns Equity (other than Subsidiaries of Parent) and sets forth all Equity of such Person that is owned, in whole or in part, directly or indirectly, by Parent or its Subsidiaries (such equity interests referred to in this clause (ii), collectively, the “Parent Other Interests”).  All Parent Other Interests are fully paid and non-assessable and are owned, directly or indirectly, by Parent or one of its Subsidiaries free and clear of any Encumbrance and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Parent Other Interests), other than Permitted Encumbrances.  Except as provided by any Transaction Document, there are no restrictions with respect to Parent (or any Subsidiary of Parent, as applicable) voting any of the Parent Other Interests.  Parent has made available to the Company complete and correct copies of any stockholders agreements, voting agreements or other agreements with respect to the ownership of Parent Other Interests in effect as of the date of this Agreement to which Parent or any of its Subsidiaries are a party.

Section 4.4      Authorization.

(a)            Each of Parent, Merger Sub and Merger LLC has all requisite corporate, limited liability company or other power and authority to execute and deliver the Transaction Documents and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject, in the case of the Merger, to the receipt of the Parent Stockholder Approval and the Parent Disinterested Stockholder Approval and the effectiveness of the Merger Sub Stockholder Consent.  Assuming the accuracy of the representations in Section 3.23, the execution, delivery and performance of the Transaction Documents and the Ancillary Agreements to which any of Parent, Merger Sub and Merger LLC is a party, and the consummation by Parent, Merger Sub and Merger LLC of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate or other action on the part of Parent, Merger Sub and Merger LLC, and no other corporate or other proceedings on the part of Parent, Merger Sub and Merger LLC are necessary to authorize the execution and delivery of the Transaction Documents and the Ancillary Agreements to which any of Parent, Merger Sub and Merger LLC is a party or the consummation of the transactions contemplated hereby and thereby, other than, with respect to the Merger: (i) the Parent Requisite Approvals and (ii) the effectiveness of the Merger Sub Stockholder Consent.  Merger LLC has taken all action as is necessary or advisable to authorize the Upstream Merger in accordance with Merger LLC’s governing documents and Section 267 of the DGCL and Section 18-209(i) of the DLLCA, and such authorization is and shall be the only limited liability company authorization of Merger LLC necessary to authorize the Upstream Merger.  This Agreement has been duly and validly executed and delivered by Parent, Merger Sub and Merger LLC and, assuming the due execution and delivery by the Company, constitutes the valid and binding obligation of Parent, Merger Sub and Merger LLC, enforceable against Parent, Merger Sub and Merger LLC in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, rehabilitation, liquidation, preferential transfer, moratorium and similar Laws now or hereafter affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at equity or law).

(b)            The Parent Special Committee has unanimously (i) determined that the Transaction Documents and the transactions contemplated hereby and thereby, are advisable and fair to, and in the best interests of, Parent and the Parent Stockholders (other than the Company, the Malone Group, the Maffei Group and each of their respective Affiliates and the Parent Section 16 Officers) and (ii) recommended that the Parent Board approve (including for purposes of Section 203 of the DGCL) and declare advisable the Transaction Documents and the transactions contemplated hereby, including the filing of the Certificate of Designations, and thereby and submit the proposal to approve the Stock Issuance and this Agreement to the Parent Stockholders for approval and adoption (such recommendation, the “Parent Special Committee Recommendation”).  As of the date of this Agreement, the foregoing determinations and resolutions have not been rescinded, modified or withdrawn.

(c)            The Parent Board, upon the unanimous recommendation of the Parent Special Committee, has unanimously (i) determined that the Transaction Documents and the transactions contemplated hereby and thereby, are advisable and fair to, and in the best interests of, Parent and the Parent Stockholders (other than the Company, the Malone Group, the Maffei Group and each of their respective Affiliates and the Parent Section 16 Officers), (ii) approved (including for purposes of Section 203 of the DGCL) and declared advisable the Transaction Documents and the transactions contemplated hereby and thereby, (iii) directed that the proposals to approve the Stock Issuance and this Agreement be submitted to the Parent Stockholders for approval and adoption, and (iv) resolved to recommend that the Parent Stockholders approve the Stock Issuance and the adoption of this Agreement (such recommendation, the “Parent Board Recommendation”).  As of the date of this Agreement, the foregoing determinations and resolutions have not been rescinded, modified or withdrawn.

(d)            The Merger Sub Board has unanimously (i) determined that this Agreement and the transactions contemplated hereby are advisable and fair to, and in the best interests of, Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, (iii) recommended that the sole stockholder of Merger Sub approve the adoption of this Agreement and (iv) directed that this Agreement be submitted to the sole stockholder of Merger Sub for adoption.  As of the date of this Agreement, the foregoing determinations and resolutions have not been rescinded, modified or withdrawn.  Prior to the execution of this Agreement, Merger LLC, as sole stockholder of Merger Sub, duly executed and delivered a stockholder consent, such consent to be effective immediately following the execution of this Agreement, adopting this Agreement pursuant to Section 228 of the DGCL (the “Merger Sub Stockholder Consent”).  Parent has delivered to the Company a copy of the Merger Sub Stockholder Consent, which is currently in effect and has not been rescinded, modified or withdrawn.

(e)            The sole member of Merger LLC has (i) determined that this Agreement and the transactions contemplated hereby are advisable and fair to, and in the best interests of, Merger LLC and its sole member, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby and (iii) taken all action as is necessary or advisable to cause Merger LLC to authorize the Upstream Merger in accordance with Merger LLC’s governing documents, Section 267 of the DGCL and Section 18-209 of the DLLCA.  As of the date of this Agreement, the foregoing determinations and resolutions have not been rescinded, modified or withdrawn.

(f)            Assuming the accuracy of the representations in Section 3.23, the only votes of the holders of any class or series of Parent Capital Stock necessary to adopt the Transaction Documents and to consummate the transactions contemplated hereby and thereby are: (i) the approval of the Stock Issuance by the affirmative vote of the holders of a majority of the aggregate voting power of the outstanding shares of Parent Capital Stock present in person or represented by proxy at the Parent Stockholders Meeting and entitled to vote on the subject matter, voting together as a single class (the “Parent Stockholder Approval”), and (ii) the adoption of this Agreement by the affirmative vote of holders of a majority of the aggregate voting power of the outstanding shares of Parent Capital Stock entitled to vote on the subject matter (other than any outstanding shares of Parent Capital Stock beneficially owned, directly or indirectly, by (A) the Company and its Subsidiaries, (B) the Malone Group, the Maffei Group or their respective Affiliates, (C) the members of the Company Board and Company Section 16 Officers, (D) the members of the Parent Board and the Parent Section 16 Officers or (E) the immediate family members (as defined in Item 404 of Regulation S-K) of any of the foregoing), voting together as a single class (the “Parent Disinterested Stockholder Approval”).

Section 4.5      Consents and Approvals; No Violations.

(a)            The execution, delivery and performance by Parent, Merger Sub and Merger LLC of the Transaction Documents and the Ancillary Agreements to which it is a party, the execution, delivery and performance by Parent of the Voting Agreements and the Exchange Agreement and the consummation by Parent, Merger Sub and Merger LLC of the transactions contemplated hereby and thereby do not and will not require any filing or registration with, notification to, or authorization, permit, license, declaration, Order, expiration of any waiting period, consent or approval of any Governmental Authority by Parent, Merger Sub and Merger LLC other than (i) as may be required by Competition Laws, including the HSR Act, (ii) the declaration of effectiveness under the Securities Act of the Registration Statement, (iii) the filing with the SEC of (A) the Joint Proxy Statement in definitive form and (B) such reports and other filings under the Exchange Act as may be required in connection with the Transaction Documents and the Ancillary Agreements and the transactions contemplated hereby and thereby, (iv) such clearances, consents, approvals, Orders, licenses, authorizations, registrations, declarations, permits, filings and notifications as may be required under applicable U.S. federal and state or foreign securities Laws or the rules and regulations of NASDAQ, (v) approval by the FCC of applications for transfer of control and/or assignment of the FCC licenses, authorizations and registrations listed on Section 3.5(a)(v) of the Company Disclosure Letter, (vi) approval by the RCA of application(s) for transfer of control and/or assignment of RCA licenses, operating authority, franchises, designations and registrations listed on Section 3.5(a)(vi) of the Company Disclosure Letter, (vii) the filing of the Certificate of Merger, the Upstream Merger Certificate, the Certificate of Designations or other documents as required by the DGCL and the DLLCA, (viii) Tax filings or (ix) such other actions or filings the absence of which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)            The execution, delivery and, subject to the receipt of the Parent Stockholder Approval and the Parent Disinterested Stockholder Approval, performance by Parent, Merger Sub and Merger LLC of the Transaction Documents and the Ancillary Agreements to which it is a party, and the consummation by Parent, Merger Sub or Merger LLC of the transactions contemplated hereby and thereby, do not and will not (i) conflict with or violate any provision of the Parent Governance Instruments or the certificate of incorporation or bylaws of Merger Sub or the certificate of formation or limited liability company agreement of Merger LLC, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.5(a) have been obtained and all filings and other obligations described in Section 4.5(a) have been made (and any applicable waiting periods, including any applicable HSR waiting periods, have expired), and assuming the accuracy of the representations in Section 3.4, conflict with or violate any Law applicable to Parent, Merger Sub or Merger LLC or by which any properties of Parent, Merger Sub or Merger LLC is bound, (iii) require any consent or notice, or result in any violation or breach of, or conflict with, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of purchase, termination, amendment, acceleration or cancellation) under, result in the loss of any benefit under, or result in the triggering of any payments or requirements to purchase or redeem any Indebtedness or capital stock pursuant to, any of the terms, conditions or provisions of any Contract to which Parent or any of its Subsidiaries is a party or by which any property of Parent or any of its Subsidiaries is bound or (iv) result in any Encumbrance (except for Permitted Encumbrances) on any property or asset of Parent, Merger Sub, or Merger LLC, except, with respect to clauses (ii), (iii) and (iv) of this Section 4.5(b) as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.6      SEC Reports and Financial Statements.

(a)            Parent has timely filed with, or furnished to, as applicable, the SEC all registration statements, prospectuses, reports, forms, statements, schedules, certifications and other documents required to be filed or furnished by Parent since January 1, 2018 (together with all exhibits and schedules thereto and all information incorporated therein by reference, the “Parent SEC Documents”).  As of their respective dates, or if amended, as of the date of the last such amendment, the Parent SEC Documents (i) were prepared in accordance and complied in all material respects with the requirements of the Sarbanes Act, the Securities Act and the Exchange Act (to the extent then applicable) and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)            Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in or incorporated by reference in the Parent SEC Documents (the “Parent Financial Statements”), (i) complied, as of its respective date of filing with the SEC, in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with Regulation S-X under the Exchange Act and with GAAP applied on a consistent basis during the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (iii) fairly presented in all material respects the consolidated financial position of Parent and its Subsidiaries as of the respective dates thereof and the consolidated results of Parent and its Subsidiaries’ operations and cash flows for the periods indicated (except that the unaudited interim financial statements were or will be subject to normal and recurring year-end and quarter-end adjustments that are not in the aggregate material).

(c)            Since January 1, 2018, Parent has maintained disclosure controls and procedures and internal control over financial reporting (as such terms are defined in Rules 13a-15 and 15d-15 under the Exchange Act) substantially as required by Rules 13a-15 and 15d-15 under the Exchange Act.  Parent’s disclosure controls and procedures are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes Act.  Parent’s management has completed an assessment of the effectiveness of Parent’s internal controls and procedures and, to the extent required by applicable Law, presented in any applicable Parent SEC Document, or any amendment thereto, its conclusions about the effectiveness of the internal control structures and procedures as of the end of the period covered by such report or amendment based on such evaluation.  In connection with Parent’s management’s most recently completed assessment of Parent’s internal controls over financial reporting, (i) Parent’s principal executive officer and its principal financial officer have disclosed to Parent’s auditors and audit committee any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting and (ii) to Parent’s Knowledge, there is no fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.  To Parent’s Knowledge, no executive officer or director of Parent has received or otherwise had or obtained knowledge of, and no auditor, accountant, employee or Representative of Parent has provided written notice to Parent or any executive officer or director of, any substantive complaint or allegation that Parent or any of its Subsidiaries has engaged in improper accounting practices.

(d)            As of the date of this Agreement, there are no outstanding or unresolved comments in any comment letters from the Staff of the SEC relating to the Parent SEC Documents and received by Parent prior to the date of this Agreement.  None of the Parent SEC Documents filed on or prior to the date of this Agreement is, to Parent’s Knowledge, subject to ongoing SEC review or investigation.

(e)            Since January 1, 2018, except as disclosed in the Parent’s definitive proxy statements included in the Parent SEC Documents, no event has occurred and no transactions or series of transactions, agreements, arrangements, understandings or relationship or relationships to which Parent or any of its Subsidiaries was or is to be a party exists that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K.

(f)            Since January 1, 2018, Parent has complied in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ.

Section 4.7      No Undisclosed Liabilities.  Except as reflected or specifically reserved against in the balance sheet of Parent dated December 31, 2019 included in the Form 10-K filed by Parent with the SEC on February 3, 2020 (or described in the notes thereto), neither Parent nor any of its Subsidiaries has any Liabilities except (a) Liabilities incurred since December 31, 2019 in the Ordinary Course Consistent with Past Practice, (b) Liabilities incurred in connection with the Transaction Documents and the Ancillary Agreements or the transactions contemplated hereby and thereby or (c) Liabilities that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.  Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any material “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the Exchange Act)), where the result, purpose or intended effect of such Contract or arrangement is to avoid disclosure of any material transaction involving, or material Liabilities of, Parent or any of its Subsidiaries in the Parent Financial Statements or Parent SEC Documents.

Section 4.8      Absence of Certain Changes.  Since December 31, 2019, (a) there have been no changes, effects, events, occurrences, state of facts or developments that have had or would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (b) the business of Parent and its Subsidiaries, taken as a whole, has been conducted in the Ordinary Course Consistent with Past Practice, except for Liabilities incurred in connection with the Transaction Documents and the Ancillary Agreements or the transactions contemplated hereby or thereby, and (c) neither Parent nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a material breach of Section 5.2.

Section 4.9      Litigation.  As of the date of this Agreement, there are no Actions pending or, to Parent’s Knowledge, threatened, against Parent or any of its Subsidiaries (including Merger Sub and Merger LLC) or any of its or their respective properties, or relating to the Transaction Documents or the Ancillary Agreements and the transactions contemplated hereby and thereby that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.  As of the date of this Agreement, neither Parent nor any of its Subsidiaries (including Merger Sub and Merger LLC) (or any of its or their respective properties) is subject to or bound by any material Order.  Parent and each of its Subsidiaries (including Merger Sub and Merger LLC), as applicable, have complied with, and are now in compliance with, all Orders to which such Persons are a party or bound, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.10      Compliance with Applicable Laws.

(a)            Parent and each of its Subsidiaries have, since January 1, 2018, complied, and are in compliance, in all material respects, with all applicable Laws.  Since January 1, 2018, (i) to Parent’s Knowledge, no material unresolved investigation or review by any Governmental Authority with respect to Parent or any of its Subsidiaries is pending or threatened in writing, and (ii) to Parent’s Knowledge, no Governmental Authority has indicated in writing an intention to conduct any such investigation or review.

(b)            Parent and its Subsidiaries (i) hold all material Governmental Permits necessary for the lawful conduct of their respective businesses or ownership of their respective properties, and all such Governmental Permits are in full force and effect and (ii) are in material compliance with all terms and conditions of such Governmental Permits and, to Parent’s Knowledge, no such Governmental Permits are subject to any actual or threatened revocation, withdrawal, suspension, cancellation, termination or modification action by the issuing Governmental Authority.

(c)            As of the date of this Agreement, Parent is not required to register as an “investment company” under the Investment Company Act of 1940.

Section 4.11      Tax.  Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect:

(a)            (i) all Tax Returns required to be filed with any Governmental Authority by or on behalf of Parent or any of its Subsidiaries have been timely filed when due (taking into account any extension of time within which to file); (ii) all such Tax Returns are true, accurate and complete and have been prepared in compliance with all applicable Laws; (iii) all Taxes due and payable by Parent or any of its Subsidiaries (including any Taxes that are required to be collected, deducted or withheld in connection with any amounts paid or owing to, or received or owing from, any employee, creditor, independent contractor or other Third Party) have been timely paid (or collected or withheld and remitted) to the appropriate Governmental Authority, except for Taxes or Tax matters being contested in good faith and for which adequate reserves have been established in accordance with GAAP in the Parent SEC Documents filed prior to the date of this Agreement; (iv) since January 1, 2018, no written claim has been made by any Governmental Authority in a jurisdiction where Parent or any of its Subsidiaries does not file a Tax Return of a particular type that Parent or any of its Subsidiaries is or may be subject to Tax, or required to file Tax Returns, of such type in that jurisdiction, other than any such claims that have been fully resolved; and (v) there are no Encumbrances on any of the assets of Parent or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax (except for Permitted Encumbrances);

(b)            each of Parent and its Subsidiaries has complied with all applicable Laws relating to the withholding of Taxes and has, within the time and the manner prescribed by applicable Law, withheld from and paid over to the appropriate Governmental Authorities all amounts required to be so withheld and paid over under all applicable Laws;

(c)            no outstanding written claim has been received by, and no audit, action, or proceeding is in progress or threatened in writing, against or with respect to Parent or any of its Subsidiaries in respect of any Tax, and all deficiencies, assessments or proposed adjustments asserted against Parent or any of its Subsidiaries by any Governmental Authority have been paid or fully and finally settled;

(d)            neither Parent nor any of its Subsidiaries (i) has any Liability for the Taxes of any Person (other than Parent or any of its Subsidiaries) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign Tax Law), as a transferee or successor, or otherwise by operation of Law, (ii) is a party to any Tax sharing, allocation or indemnification agreement or arrangement (other than (w) any agreement or arrangement solely among Parent or any of its Subsidiaries, (x) commercial agreements or arrangements entered into in the ordinary course of business the primary subject matter of which does not relate to Taxes, (y) the Parent Tax Sharing Agreement or (z) the Tax Sharing Agreement Joinder), (iii) has received or applied for a Tax ruling or entered into a closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law) or (iv) is, or since November 5, 2014 has been, a member of any affiliated, combined, consolidated, unitary or similar group filing a consolidated, combined, unitary or similar income Tax Return (other than a group the common parent of which is Parent or any of its Subsidiaries);

(e)            no waiver or extension of any statute of limitations in respect of any Taxes or any extension of time with respect to any Tax assessment or deficiency is in effect for Parent or any of its Subsidiaries;

(f)            neither Parent nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Section 1.6011-4(b)(2) of the Treasury Regulations; and

(g)            during the five-year period ending on the date of this Agreement, neither Parent nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying or intended to qualify for tax-free treatment under Section 355(a) of the Code.

Section 4.12          Tax Matters.

(a)            All of the issued and outstanding shares of common stock of Merger Sub are owned directly by Merger LLC, free and clear of any Encumbrances.

(b)            For U.S. federal tax purposes, Merger LLC is disregarded as an entity separate from Parent.

(c)            Neither Parent nor any of its Subsidiaries knows of any fact, agreement, plan or other circumstance that would reasonably be expected to (i) prevent or preclude the Combination from qualifying as a “reorganization” described in Section 368(a) of the Code, (ii) cause the Split-Off to fail to qualify as a tax-free distribution under Sections 355 and 361 of the Code to Qurate and the holders of Liberty Ventures Common Stock that received Company Predecessor common stock in the Split-Off or (iii) prevent or preclude Parent from making the Parent Tax Opinion Representations.

(d)            As of the date of this Agreement, the representations set forth in the Parent Signing Split-Off Tax Opinion Representation Letter are true and correct in all material respects.

(e)            Parent is not aware of any fact, agreement, plan or other circumstance, and has not taken any action, which fact, agreement, plan, circumstance or action would reasonably be expected to prevent or preclude Parent from delivering the Parent Closing Split-Off Tax Opinion Representation Letter and the Parent Reorganization Tax Opinion Representation Letter immediately prior to the Closing.

(f)            Parent is not aware of any fact or circumstance which would or reasonably could prevent Parent Tax Counsel from delivering the Parent Reorganization Tax Opinion, assuming delivery to Parent Tax Counsel of the Parent Reorganization Tax Opinion Representation Letter and the Company Reorganization Tax Opinion Representation Letter.

(g)            All statements of fact contained in the Parent Signing Split-Off Tax Opinion Representation Letter are true, accurate and complete in all material respects.

(h)            None of Parent, Merger Sub or Merger LLC is a party to any Split-Off Tax Treatment Agreement.

Section 4.13          Employees and Employee Benefits.

(a)            Neither Parent nor any Parent ERISA Affiliates contribute to or have any obligation to contribute to, or have had any such obligation during the past six-year period preceding the Closing Date, and no Parent Plan is (i) a defined benefit pension plan subject to Section 302 or Title IV of ERISA or Section 412 of the Code, (ii) a multiemployer plan within the meaning of Section 3(37) of ERISA, (iii) a “multiple employer plan” as defined in Section 413(c) of the Code, or (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(b)            Each Parent Plan intended to be qualified under Section 401(a) of the Code (each a “Parent Qualified Plan”) has received from the Internal Revenue Service a favorable determination letter (or in the case of a master or prototype plan, a favorable opinion letter or in the case of a volume submitter plan, a favorable advisory letter) as to its qualification under Section 401(a) of the Code, and to Parent’s Knowledge, no event or condition exists, whether by action or by failure to act, that would reasonably be expected to adversely affect the qualified status of any such Parent Qualified Plan.  Except as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect, (i) each Parent Plan has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including ERISA and the Code, which are applicable to such Parent Plan, (ii) there is no pending or, to Parent’s Knowledge, threatened Action against any Parent Plan, any fiduciary thereof, Parent or any of its Subsidiaries other than routine claims for benefits and (iii) with respect to each Parent Plan, all contributions, reimbursements and premium payments that are due have been made, and all contributions, reimbursements and premium payments for any period ending on or before the Closing that are not yet due have been made or properly accrued.

(c)            Except as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect, with respect to each Parent Plan which is a group health plan, Parent and Parent ERISA Affiliates have complied with the health care continuation provisions of Section 4980B of the Code and corresponding provisions of ERISA, and neither Parent nor any of Parent ERISA Affiliates have incurred any Liability under Section 4980 of the Code.  No Parent Plan provides any post-retirement medical, dental or life insurance benefits to any current or former employees (other than coverage mandated by applicable Law, including the Consolidated Omnibus Budget Reconciliation Act of 1985), the cost of which could reasonably be expected to be material.

(d)            No Action (other than routine claims for benefits) is pending against or, to Parent’s Knowledge, is threatened against, any Parent Plan that, individually or in the aggregate, if determined or resolved adversely in accordance with the plaintiff’s demands, would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(e)            Neither Parent nor any of its Subsidiaries is a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement, agreement with any works council, or labor Contract.  To Parent’s Knowledge, as of the date of this Agreement, there is no labor union organizing activity being conducted with respect to any material segment of employees of Parent or any of its Subsidiaries.  Except as would not reasonably be expected to be material, there is no labor strike, lockout, slowdown or stoppage pending or, to Parent’s Knowledge, threatened against or affecting Parent or any Subsidiary of Parent and no such strike, lockout, slowdown or stoppage has occurred since the Split-Off Date.

(f)            Parent is in compliance with all applicable Laws governing employment or labor, including all contractual commitments and all such Laws relating to wages, hours, worker classification, contractors, immigration, collective bargaining, discrimination, civil rights, safety and health and workers’ compensation, except, in each case, as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

Section 4.14           Brokers and Other Advisors.  Except for fees payable to Perella Weinberg Partners LP, no Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission payable by Parent or its Subsidiaries (including Merger Sub and Merger LLC) in connection with the Transaction Documents or the Ancillary Agreements or the transactions contemplated hereby and thereby based upon arrangements made by or on behalf of Parent or any of its Subsidiaries (including Merger Sub and Merger LLC).

Section 4.15           Disclosure Documents.  The information with respect to Parent or any of its Subsidiaries (including Merger Sub and Merger LLC) that Parent supplied or will supply to the Company specifically for inclusion or incorporation by reference in (a) the Registration Statement, or any amendment or supplement thereto will not, at the time the Registration Statement is filed with the SEC and at the time it is declared effective by the SEC (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement is filed with the SEC and at the time it becomes effective) or (b) the Joint Proxy Statement will not, on the date that the Joint Proxy Statement is first mailed to the Company Stockholders and the Parent Stockholders or at the time of the Company Stockholders Meeting or Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The portions of the Registration Statement and the Joint Proxy Statement supplied by Parent or any of its Subsidiaries (including Merger Sub and Merger LLC) will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.  The representations and warranties contained in this Section 4.15 do not apply to statements or omissions included or incorporated by reference in the Registration Statement or the Joint Proxy Statement based upon information supplied to Parent, Merger Sub or Merger LLC by the Company, its Subsidiaries or any of their respective Representatives for use or incorporation by reference therein.

Section 4.16          Opinion of Financial Advisor.  The Parent Special Committee has received the opinion of Perella Weinberg Partners LP, financial advisor to the Parent Special Committee, to the effect that, as of the date of such opinion and subject to the factors, assumptions, limitations, qualifications and other matters considered in connection with the preparation thereof as set forth therein, the Common Exchange Ratio in the Merger are fair from a financial point of view to the Parent Stockholders (other than the Company, the Malone Group, the Maffei Group and each of their respective Affiliates and the Parent Section 16 Officers).  A true, correct and complete written copy of such opinion will be delivered promptly after the date of this Agreement to the Company for informational purposes only.

Section 4.17          Ownership of Company Common Stock.  As of the date of this Agreement and since the Split-Off Date, Parent does not beneficially own, and has not beneficially owned, any shares of Company Common Stock, nor any Convertible Securities of the Company.  As of the date of this Agreement, none of Parent, Merger Sub or Merger LLC is an “interested stockholder” (as such term is defined in Section 203 of the DGCL) of the Company to whom the restrictions on business combinations apply.

Section 4.18          Operations of Merger Sub and Merger LLC.  Each of Merger Sub and Merger LLC has been formed solely for the purpose of engaging in the Combination and, from the date of their formation until the Effective Time, neither Merger Sub nor Merger LLC have or will have engaged in any activities or incurred any Liabilities or obligations other than in connection with the Transaction Documents and the transactions contemplated hereby and thereby.

Section 4.19          Anti-Takeover Statutes.  Assuming the accuracy of the representations in Section 3.23, Parent has taken all action necessary to exempt the Transaction Documents and the transactions contemplated hereby and thereby from any antitakeover or similar statute or regulation, and accordingly, no restrictions on business combinations in any “fair price,” “business combination,” “control share acquisition,” “moratorium,” or other similar anti-takeover statute or regulation enacted in any jurisdiction applies to the Transaction Documents, or any of the transactions contemplated hereby and thereby.

Article V

COVENANTS

Section 5.1          Conduct of the Company’s Business Pending the Effective Time.  From the date of this Agreement until the Effective Time, except (w) as required by applicable Law, (x) as expressly required or expressly permitted by this Agreement, any other Transaction Document or as expressly required by any Governance Instrument in effect as of the date of this Agreement, (y) as consented to in writing by the Parent Special Committee (which consent shall not be unreasonably conditioned, withheld or delayed) or (z) as set forth in Section 5.1 of the Company Disclosure Letter, the Company will, and will cause each of its Subsidiaries to, (i) conduct its business in the Ordinary Course Consistent with Past Practice and (ii) use its commercially reasonable efforts to preserve intact its business organization and goodwill and relationships with material customers, suppliers, licensors, licensees, distributors and other Third Parties.  In addition to and without limiting the generality of the foregoing, from the date of this Agreement until the Effective Time, except (1) as required by applicable Law, (2) as expressly required or expressly permitted by this Agreement or any other Transaction Document, or as expressly required by any Governance Instrument in effect as of the date of this Agreement, (3) as consented to in writing by the Parent Special Committee (which consent shall not be unreasonably conditioned, withheld or delayed) or (4) as set forth in Section 5.1 of the Company Disclosure Letter:

(a)            Governing Documents.  The Company shall not amend or propose to amend the Governance Instruments and shall cause each of its Subsidiaries not to amend or propose to amend its respective certificate of incorporation or bylaws or similar organizational or governing documents, other than in the case of any such Subsidiary, ministerial or administrative changes not adverse to the interests of Parent.

(b)            No Dissolution or Reorganizations.  The Company shall not authorize or adopt, or publicly propose, a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries.

(c)            Issuance of Securities.  The Company shall not, and shall cause each of its Subsidiaries not to, (i) authorize for issuance, issue or deliver, sell or transfer or agree or commit to issue, deliver, sell or transfer any shares of capital stock of or other equity interest in the Company or any of its Subsidiaries or Convertible Securities or other rights of any kind to acquire, any shares of capital stock of or any other equity interest in the Company or any of its Subsidiaries, other than (x) the issuance of Company Common Stock pursuant to Company Equity Awards governed by the Company Stock Plans or (y) issuances of capital stock or other equity interest from any Wholly Owned Subsidiary to the Company or any other Wholly Owned Subsidiary, (ii) amend or modify any term or provision of any of its outstanding equity securities or (iii) accelerate or waive any restrictions pertaining to the vesting of any Company Equity Awards, warrants or other rights of any kind to acquire any shares of capital stock or other equity interests in the Company, other than accelerations permitted under Section 5.1(h).

(d)            No Dispositions.  The Company shall not, and shall cause each of its Subsidiaries not to, sell, pledge, dispose of, transfer, lease, license, exercise, convert or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, exercise, conversion or Encumbrance of, (i) any tangible or intangible property or assets of the Company or any of its Subsidiaries material to the operation of the businesses of the Company and its Subsidiaries, taken as a whole, or (ii) any Company Owned Parent Shares or Portfolio Securities held by the Company on the date of this Agreement, except (A) pledges or other Encumbrances to the extent they are a Permitted Encumbrance, (B) to the Company or a Wholly Owned Subsidiary of the Company or (C) pursuant to Contracts in effect as of the date of this Agreement copies of which have been made available to Parent and, (D) in the case of clause (i) only, in the Ordinary Course Consistent with Past Practice or non-exclusive licenses in connection with the marketing, promotion or sales of products and services, including in respect of GCI Holdings, LLC, or Evite, Inc. and their respective Subsidiaries) in the Ordinary Course Consistent with Past Practice.

(e)            No Acquisitions. The Company shall not, and shall cause each of its Subsidiaries not to, acquire or agree to acquire, directly or indirectly, by purchase, merger, consolidation or otherwise, equity or assets constituting all or substantially all of the business of (or any division of the business of) another Person for a purchase price in excess of $75,000,000 in the aggregate for all such acquisitions.

(f)            Dividends; Changes in Stock.  The Company shall not, and shall cause each of its Subsidiaries not to, and shall not propose or commit to (and shall cause each of its Subsidiaries not to propose or commit to), (i) declare, set aside, make or pay any dividend or make any other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of the capital stock of the Company (other than any dividend or distribution (x) by a Wholly Owned Subsidiary of the Company to the Company or another Wholly Owned Subsidiary of the Company or (y) preferential dividends on the Company Preferred Stock as contemplated by the Company Charter) or enter into any voting agreement with respect to the capital stock of the Company, (ii) reclassify, combine, split or subdivide any capital stock of the Company or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of capital stock of the Company or any of its Subsidiaries, or (iii) redeem, purchase or otherwise acquire, directly or indirectly, any shares of capital stock of or other equity interests in the Company or any of its Subsidiaries (other than in connection with the exercise, settlement or vesting of any Company Equity Awards, including the withholding of shares to satisfy withholding Tax obligations in respect of Company Equity Awards and conversion of Company Series B Common Stock pursuant to the Company Charter).

(g)            Investments; Indebtedness.  The Company shall not, and shall cause each of its Subsidiaries not to, or otherwise agree to (i) except as assumed in connection with an acquisition permitted by Section 5.1(e) or used to finance any such acquisition in accordance with Section 5.1(e) of the Company Disclosure Letter, make any loans, advances or capital contributions to, or investments in, any other Person, other than investments by the Company or a Wholly Owned Subsidiary of the Company to or in any Wholly Owned Subsidiary of the Company or the Company or advances of expenses to any director or officer of the Company in connection with advancement obligations in effect on the date of this Agreement, (ii) except as contemplated under Section 5.22, incur, assume or modify any Indebtedness of the type described in clause (a)(i) or (ii) of the definition thereof in excess of $50,000,000 or (iii) assume, guarantee, endorse, grant an Encumbrance on any of its assets as security or otherwise become liable or responsible (directly or contingently) for Indebtedness of another Person (excluding the Company or any of its Subsidiaries) other than Permitted Encumbrances.

(h)            Benefits Changes.  Except as required under the terms of any Company Plan as in effect on the date of this Agreement, the Company shall not, and shall cause each of its Subsidiaries not to (i) increase the compensation or benefits of, or grant any new severance benefits or entitlements to, any Company Employee or non-employee director, other than in the Ordinary Course Consistent with Past Practice; (ii) make or forgive any loans or advances to, or grant any new transaction, retention or change-in-control entitlement to, any Company Employee or non-employee director (other than advances of expenses to any director or officer of the Company in connection with advancement obligations in effect on the date of this Agreement); (iii) establish, adopt, or enter into any new pension, other retirement, deferred compensation, equity or equity-like compensation, or other compensation or benefit agreement, plan or arrangement for the benefit of any current or former Company Employee or non-employee director that is not otherwise provided for in this Section 5.1(h), other than in the Ordinary Course Consistent with Past Practice or the cost of which are not material; (iv) materially amend or modify any existing Company Plan, other than in the Ordinary Course Consistent with Past Practice; (v) accelerate the timing of payment of compensation or benefits to any Company Employee or non-employee director; (vi) renew or enter into any modification of any collective bargaining agreement or implement or announce any reduction in labor force, other than in the Ordinary Course Consistent with Past Practice; (vii) provide any funding for any rabbi trust or similar arrangement; or (viii) hire any new employees, other than to fill existing positions that are or become vacant or in the Ordinary Course Consistent with Past Practice.

(i)            Accounting Matters.  The Company shall not change its method of accounting, except (i) as required by changes in GAAP or Regulation S-X under the Exchange Act or (ii) as may be required by a change in applicable Law.  The Company shall not, and shall cause each of its Subsidiaries not to, change its or any such Subsidiary’s fiscal year.

(j)            Tax Matters.  The Company shall not, and shall not permit any of its Subsidiaries to, (i) make, change or revoke any material Tax election, other than in the Ordinary Course Consistent with Past Practice, (ii) settle or compromise any material Tax Liability with any Governmental Authority, (iii) surrender any right to claim a material refund of Taxes, (iv) consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to the Company or any of its Subsidiaries, (v) change any material method of Tax accounting, (vi) enter into any closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law), (vii) apply for any Tax ruling or (viii) file any amended material Tax Return.

(k)            Capital Expenditures.  The Company shall not, and shall cause each of its Subsidiaries not to, authorize, or enter into any commitment for, any capital expenditures with respect to tangible property or real property that would result in the aggregate amount of such capital expenditure authorizations, commitments and spend at any point in time from and after the date of this Agreement exceeding $50,000,000 during any 12-month period, other than any capital expenditure authorizations, commitments and spend in accordance with the annual budget for 2020 as presented to the Company Board prior to the date of this Agreement and any annual budget for 2021 as presented to the Company Board consistent therewith.

(l)             Lines of Business.  The Company shall not, and shall cause each of its Subsidiaries not to, enter into any new line of business, other than the lines of business (or any reasonable extension thereof) in which the Company and its Subsidiaries are currently engaged as of the date of this Agreement or any similar, corollary, ancillary, supportive, complementary, synergistic or related business or (y) establish any non-wholly owned Subsidiary or joint venture.

(m)           Discharge of Liabilities.  Except as expressly permitted in this Agreement, the Company shall not, and shall cause each of its Subsidiaries not to, pay, discharge, settle or compromise, or fail to defend, any Actions before any Governmental Authority or consent to the entry of any Order in connection therewith, other than (i) in the Ordinary Course Consistent with Past Practice where the amounts paid or to be paid by the Company and its Subsidiaries are in an amount less than $50,000,000 in the aggregate (net of amounts covered by insurance policies of the Company and its Subsidiaries), (ii) that do not involve the admission of wrongdoing by the Company or any of its Subsidiaries and (iii) that do not impose restrictions (in any material respect) on the business of the Company or any of its Subsidiaries, or on the Surviving Corporation or the Surviving Company, as applicable, following the Effective Time or the Upstream Effective Time.

(n)             Regulatory Matters.  The Company shall not, and shall cause each of its Subsidiaries not to, make any filings with the FCC or the State Commissions, or to take any action that would require any filing with the FCC or the State Commissions, other than, in each case, in the Ordinary Course Consistent with Past Practice; provided, that nothing in this clause (o) shall prohibit the Company from complying with its obligations set forth in Section 5.9.

(o)             No Rights Plan.  The Company shall not adopt or implement any stockholder rights plan, “poison pill” or similar anti-takeover agreement or plan, in each case that would prohibit, restrict or delay, or otherwise be applicable to, the Merger.

(p)            General.  The Company shall not, and shall cause each of its Subsidiaries not to, authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing set forth in this Section 5.1.

Section 5.2          Conduct of Parent’s Business Pending the Effective Time.  From the date of this Agreement until the Effective Time, except (w) as required by applicable Law, (x) as expressly required or expressly permitted by this Agreement, the Voting Agreements, the Exchange Agreement, any other Transaction Document or as expressly required by any Parent Governance Instrument in effect as of the date of this Agreement, (y) as consented to in writing by the Company Special Committee (which consent shall not be unreasonably conditioned, withheld or delayed) or (z) as set forth in Section 5.2 of the Parent Disclosure Letter, Parent will, and will cause each of its Subsidiaries to, (i) conduct its business in the Ordinary Course Consistent with Past Practice and (ii) use its commercially reasonable efforts to preserve intact its business organization and goodwill and relationships with material customers, suppliers, licensors, licensees, distributors and other Third Parties.  In addition to and without limiting the generality of the foregoing, from the date of this Agreement until the Effective Time, except (1) as required by applicable Law, (2) as expressly required or expressly permitted by this Agreement or any other Transaction Document, or as expressly required by any Parent Governance Instrument in effect as of the date of this Agreement, (3) as consented to in writing by the Company Special Committee (which consent shall not be unreasonably conditioned, withheld or delayed) or (4) as set forth in Section 5.2 of the Parent Disclosure Letter:

(a)            Governing Documents.  Parent shall not, and shall cause each of Merger Sub and Merger LLC not to, amend the Parent Governance Instruments or the organizational or governing documents of Merger Sub or Merger LLC.

(b)            No Dissolution or Reorganization.  Parent shall not authorize or adopt, or publicly propose, a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Parent or any of its Subsidiaries; provided, that, the foregoing shall not prohibit any Excluded Alternative Parent Transactions.

(c)            Issuance; Dividends; Changes in Stock.  Parent shall not (i) reclassify, combine, adjust, split or subdivide any capital stock of Parent, (ii) issue or authorize the issuance of shares of capital stock of Parent, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of Parent, other than (x) the issuance of Parent Common Stock pursuant to the Transaction Documents or Parent Equity Awards governed by the Parent Stock Plan, (y) the issuance, grant or sale of Parent Series A Common Stock or Parent Series C Common Stock for or in excess of fair market value, or (z) in connection with any Excluded Alternative Parent Transaction, (iii) redeem, purchase or otherwise acquire, directly or indirectly, any shares of capital stock of or other equity interests in Parent, other than (x) subject to clause (iv), in connection with the exercise, settlement or vesting of any equity awards with respect to shares of capital stock of Parent, (y) any cash repurchases of capital stock of Parent made pursuant to Ordinary Course share repurchase programs or (z) any such action not effected until after the Closing, (iv) accelerate or waive any restrictions pertaining to the vesting of any Parent Equity Awards, warrants or other rights of any kind to acquire any shares of capital stock or other equity interest in Parent or (v) declare with a record date or ex-dividend date that is at or prior to the Closing or pay at or prior to the Closing any dividend or other distribution payable in cash, stock, property or otherwise, with respect to its capital stock or other equity interests.

(d)            No Rights Plan.  Parent shall not adopt or implement any stockholder rights plan, “poison pill” or similar anti-takeover agreement or plan, in each case that would prohibit, restrict or delay, or otherwise be applicable to, the Merger.

(e)            General.  Parent shall not, and shall cause each of its Subsidiaries not to, authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing set forth in this Section 5.2.

Section 5.3          No Solicitation by the Company; Alternative Company Transaction.

(a)            The Company will, and will cause each of its Subsidiaries and each of the directors, officers and employees of the Company and each of its Subsidiaries to, and shall instruct and use reasonable best efforts to cause the other Representatives of the Company and its Subsidiaries to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Third Party or its Representatives conducted prior to the date of this Agreement with respect to any Alternative Company Transaction Proposal.  The Company will promptly request each such Person that has, within the twelve (12) months preceding the date of this Agreement, executed a confidentiality agreement in connection with its consideration of any Alternative Company Transaction to return or destroy all confidential information furnished prior to the execution of this Agreement to or for the benefit of such Person by or on behalf of the Company or any of its Subsidiaries and will promptly terminate access by all Persons (other than Parent and its Representatives) to any physical or electronic data rooms relating to a possible Alternative Company Transaction.  The Company shall not, and shall cause its Subsidiaries and each of its and its Subsidiaries’ directors, officers and employees not to, and shall instruct and use reasonable best efforts to cause the other Representatives of the Company and its Subsidiaries not to, directly or indirectly, (i) solicit, initiate or knowingly facilitate, induce or encourage any inquiries or the making or announcement of any proposal or offer (including any proposal or offer to the Company Stockholders) that constitutes, or would reasonably be expected to lead to, an Alternative Company Transaction Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding any Alternative Company Transaction Proposal or (iii) furnish to any Person any non-public information with respect to the Company and its Subsidiaries, or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to any Person or Group (other than Parent and its Representatives), in each case to knowingly facilitate or encourage the making of, or knowingly cooperate in any way that would reasonably be expected to lead to, any Alternative Company Transaction Proposal, except in each case as expressly permitted by this Section 5.3; provided, that, notwithstanding anything to the contrary in this Agreement, the Company or any of its Representatives may in any event (A) in good faith seek to clarify the terms and conditions of any bona fide unsolicited Alternative Company Transaction Proposal to determine whether such Alternative Company Transaction Proposal constitutes or would reasonably be expected to lead to a Superior Company Proposal (it being understood that any such communications shall be with the Third Party (or its Representatives) making such Alternative Company Transaction Proposal and shall be limited to the clarification of the Alternative Company Transaction Proposal made by such Third Party and subject to Section 5.3(b) shall not include (x) any negotiations or similar discussions with respect to such Alternative Company Transaction Proposal or (y) the Company’s view or position with respect thereto), (B) inform any Person that makes an Alternative Company Transaction Proposal of the restrictions imposed by the provisions of this Section 5.3 or (C) waive any standstill provisions in any agreement with any Person or Group to the extent such standstill provisions would prohibit such Person or Group from making an Alternative Company Transaction Proposal privately to the Company Board or the Company Special Committee.

(b)            Notwithstanding anything to the contrary contained in Section 5.3(a) or elsewhere in this Agreement, if, following the date of this Agreement and prior to obtaining the Company Requisite Approvals, the Company receives a bona fide written Alternative Company Transaction Proposal which did not result from a breach of this Section 5.3, upon a good faith determination by the Company Special Committee or the Company Board (following the recommendation of the Company Special Committee), after consultation with its outside legal counsel and financial advisor, (i) that based on information then available such Alternative Company Transaction Proposal either constitutes a Superior Company Proposal or would reasonably be expected to result in a Superior Company Proposal (excluding for purposes of determining whether such Alternative Company Transaction Proposal would reasonably be expected to result in a Superior Company Proposal, any assessment of the likelihood that the Malone Group or the Maffei Group would vote in favor of, tender into or otherwise support such Alternative Company Transaction Proposal) and (ii) that failure to take such action would be inconsistent with its fiduciary duties under applicable Law, and subject to compliance with Section 5.3(c), the Company and its Representatives may then take the following actions:

(i)            Furnish any information with respect to the Company and its Subsidiaries to, and afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, the Person or Group (and their respective Representatives) making such Alternative Company Transaction Proposal; provided, that prior to furnishing any such information, it receives from such Person or Group an executed confidentiality agreement containing terms and restrictions at least as restrictive as the terms contained in the Confidentiality Agreement (other than de minimis differences but including a customary “standstill” agreement by such Person or Group, which standstill shall not prohibit such Person or Group from making an Alternative Company Transaction Proposal privately to the Company Board or the Company Special Committee) and that does not contain any provision requiring the Company or its Subsidiaries to pay or reimburse the counterparty’s fees, costs or expenses of any nature; provided, further, that the Company shall not furnish to any such Person or Group any information furnished by or on behalf of Parent or its Representatives to the Company or its Representatives in accordance with the provisions of the Confidentiality Agreement or otherwise on a confidential basis; and

(ii)            Following the execution of the confidentiality agreement referenced in the foregoing clause (i), engage in discussions or negotiations with such Person or Group (and their Representatives) with respect to such Alternative Company Transaction Proposal.

(c)            In addition to the obligations of the Company set forth in Sections 5.3(a), 5.3(b) and 5.4, as promptly as practicable (and in any event within twenty-four (24) hours) after receipt of any Alternative Company Transaction Proposal or any request for information from, or for the initiation of negotiations with, the Company or its Representatives concerning an Alternative Company Transaction Proposal, the Company shall provide the Parent Special Committee with an initial written notice of such Alternative Company Transaction Proposal or request.  Such notice shall include a written summary of the material terms and conditions of such Alternative Company Transaction Proposal or request (including unredacted copies of any such written Alternative Company Transaction Proposal or request), and the identity of the Person or Group making such Alternative Company Transaction Proposal or request.  In addition, the Company shall (i) keep the Parent Special Committee reasonably currently informed of the status of, and negotiations (if any) regarding, and any material developments affecting the terms and conditions of, such Alternative Company Transaction Proposal or request and (ii) provide the Parent Special Committee promptly (and in any event within forty-eight (48) hours) with all non-public information concerning the Company or any of its Subsidiaries that is made available to the Person or Group of Persons making such Alternative Company Transaction Proposal or request (or any of their Representatives), which was not previously made available to the Parent Special Committee or its Representatives.  Without limiting the foregoing, the Company shall promptly (and in any event within twenty-four (24) hours after any determination) advise the Parent Special Committee in writing if the Company Special Committee or the Company Board (acting at the recommendation of the Company Special Committee) determines to begin providing information or engaging in discussions concerning an Alternative Company Transaction Proposal pursuant to Section 5.3(b).

(d)            The Company shall not, and shall not permit any of its Subsidiaries, or any of its or their Representatives on the Company’s or its Subsidiaries’ behalf, to, enter into any confidentiality agreement that prohibits the Company or any of its Subsidiaries from complying with its obligations to Parent under this Agreement.

Section 5.4          Company Change of Recommendation.

(a)            Except as expressly permitted by this Section 5.4, the Company Board shall not, nor shall any committee thereof, including the Company Special Committee, directly or indirectly, (i) make a Company Adverse Recommendation Change or (ii) approve or recommend, or publicly propose to approve or recommend, or allow the Company or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding (A) constituting, or providing for, any Alternative Company Transaction Proposal (other than a confidentiality agreement as contemplated by Section 5.3(b)(i)) or (B) requiring it (or that would require it) to abandon, terminate or fail to consummate the Merger.  Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Company Requisite Approvals, the Company Special Committee or the Company Board (acting at the recommendation of the Company Special Committee) may, subject to compliance with Section 5.4(b), solely in response to (1) a Company Intervening Event, make a Company Adverse Recommendation Change under clause (a) of the definition thereof or (2) a Superior Company Proposal that did not result from a breach of Section 5.3, make a Company Adverse Recommendation Change, if, in either case, the Company Special Committee or the Company Board (acting at the recommendation of the Company Special Committee) determines in good faith, after consultation with its outside legal counsel and outside financial advisor, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law.

(b)            The Company shall not make a Company Adverse Recommendation Change in response to a Company Intervening Event or a Superior Company Proposal unless:

(i)            in the case of a Superior Company Proposal, such Superior Company Proposal has been made and has not been withdrawn and continues to be a Superior Company Proposal; and

(ii)           the Company shall have first (A) provided to Parent and the Parent Special Committee five (5) Business Days’ prior written notice (the “Company Notice Period”), which notice shall state expressly (1) that a Company Intervening Event has occurred or that the Company has received a Superior Company Proposal, as applicable, (2) (x) in the case of a Company Intervening Event, the material facts underlying such Company Intervening Event in reasonable detail or (y) in the case of a Superior Company Proposal, the material terms and conditions of the Superior Company Proposal (including the form and per share value of the consideration offered therein and the identity of the Person or Group making the Superior Company Proposal), and the Company shall provide to Parent and the Parent Special Committee unredacted copies of the relevant transaction agreements with the Person or Group making such Superior Company Proposal and other material documents related thereto (it being understood and agreed that any amendment (or subsequent amendment) to the financial terms, including to the proposed purchase price, or to any other material term of such Superior Company Proposal or any material change to the relevant facts and circumstances underlying the Company Intervening Event shall each require the Company to provide a new notice to Parent and the Parent Special Committee in accordance with this Section 5.4(b), provided, that the Company Notice Period in connection with any such new notice shall be four (4) Business Days (the “Amended Company Notice Period”), but no such Amended Company Notice Period shall shorten the Company Notice Period) and (3) that in response to such Company Intervening Event or Superior Company Proposal, the Company intends to make a Company Adverse Recommendation Change, and (B) prior to making a Company Adverse Recommendation Change, during the Company Notice Period or the Amended Company Notice Period, as applicable, to the extent requested by the Parent Special Committee, engaged, and directed its Representatives to engage (under the direction of the Company Special Committee), in good faith negotiations with the Parent Special Committee and its Representatives during such Company Notice Period or Amended Company Notice Period, as applicable, to amend this Agreement to permit the Company Special Committee or the Company Board (acting at the recommendation of the Company Special Committee) not to make such Company Adverse Recommendation Change, and considered in good faith any bona fide offer (a “Parent Offer”) by Parent to the Company, and, after such negotiations and good faith consideration of such Parent Offer, if any, the Company Special Committee or the Company Board (acting at the recommendation of the Company Special Committee) again makes the determination described in the last sentence of Section 5.4(a) (it being understood that the delivery of the notification contemplated by this Section 5.4(b) shall not, in and of itself, constitute a Company Adverse Recommendation Change).

(c)            Notwithstanding any Company Adverse Recommendation Change, this Agreement shall be submitted to the Company Stockholders at the Company Stockholders Meeting for the purpose of obtaining the Company Requisite Approvals, and nothing contained herein (unless this Agreement is otherwise terminated in accordance with its terms) shall relieve the Company of such obligation.

(d)            Except as expressly prohibited by this Section 5.4, nothing contained in this Agreement shall prohibit the Company or the Company Board from (i) taking and disclosing to the Company Stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act (or any similar communication to Company Stockholders in connection with the making or amendment of a tender offer or exchange offer) or (ii) making any “stop-look-and-listen” or similar communication to the Company Stockholders of the nature contemplated by Rule 14d-9 under the Exchange Act; provided, that (A) in no event shall this Section 5.4(d) affect the obligations specified in this Section 5.4 (or the consequences thereof in accordance with this Agreement) or the definition of Company Adverse Recommendation Change and (B) any such disclosure (other than the issuance by the Company of a “stop-look-and-listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) that is otherwise within the definition of “Company Adverse Recommendation Change” shall be deemed a Company Adverse Recommendation Change for all purposes of this Agreement.

Section 5.5          No Solicitation by Parent; Alternative Parent Transaction.

(a)            Parent will, and will cause each of its Subsidiaries and each of the directors, officers and employees of Parent and each of its Subsidiaries to, and shall instruct and use reasonable best efforts to cause the other Representatives of Parent and its Subsidiaries to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Third Party or its Representatives conducted prior to the date of this Agreement with respect to any Alternative Parent Transaction Proposal.  Parent will promptly request each such Person that has, within the twelve (12) months preceding the date of this Agreement, executed a confidentiality agreement in connection with its consideration of any Alternative Parent Transaction (other than an Excluded Alternative Parent Transaction) to return or destroy all confidential information furnished prior to the execution of this Agreement to or for the benefit of such Person by or on behalf of Parent or any of its Subsidiaries and will promptly terminate access by all Persons (other than the Company and its Representatives) to any physical or electronic data rooms relating to a possible Alternative Parent Transaction (other than an Excluded Alternative Parent Transaction).  Parent shall not, and shall cause its Subsidiaries and each of its and its Subsidiaries’ directors, officers and employees not to, and shall instruct and use reasonable best efforts to cause the other Representatives of Parent and its Subsidiaries not to, directly or indirectly, (i) solicit, initiate or knowingly facilitate, induce or encourage any inquiries or the making or announcement of any proposal or offer (including any proposal or offer to the Parent Stockholders) that constitutes, or would reasonably be expected to lead to, an Alternative Parent Transaction Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding any Alternative Parent Transaction Proposal or (iii) furnish to any Person any non-public information with respect to Parent and its Subsidiaries, or afford access to the business, properties, assets, books or records of Parent or any of its Subsidiaries to any Person or Group (other than the Company and its Representatives), in each case to knowingly facilitate or encourage the making of, or knowingly cooperate in any way that would reasonably be expected to lead to, any Alternative Parent Transaction Proposal, except in each case as expressly permitted by this Section 5.5; provided, that, notwithstanding anything to the contrary in this Agreement, Parent or any of its Representatives may in any event (A) in good faith seek to clarify the terms and conditions of any bona fide unsolicited Alternative Parent Transaction Proposal to determine whether such Alternative Parent Transaction Proposal constitutes or would reasonably be expected to lead to a Superior Parent Proposal (it being understood that any such communications shall be with the Third Party (or its Representatives) making such Alternative Parent Transaction Proposal and shall be limited to the clarification of the Alternative Parent Transaction Proposal made by such Third Party and subject to Section 5.5(b) shall not include (x) any negotiations or similar discussions with respect to such Alternative Parent Transaction Proposal or (y) Parent’s view or position with respect thereto), (B) inform any Person that makes an Alternative Parent Transaction Proposal of the restrictions imposed by the provisions of this Section 5.5 or (C) waive any standstill provisions in any agreement with any Person or Group to the extent such standstill provisions would prohibit such Person or Group from making an Alternative Parent Transaction Proposal privately to the Parent Board or the Parent Special Committee.

(b)            Notwithstanding anything to the contrary contained in Section 5.5(a) or elsewhere in this Agreement, if, following the date of this Agreement and prior to obtaining the Parent Requisite Approvals, Parent receives a bona fide written Alternative Parent Transaction Proposal which did not result from a breach of this Section 5.5, upon a good faith determination by the Parent Special Committee or the Parent Board (following the recommendation of the Parent Special Committee), after consultation with its outside legal counsel and financial advisor, (i) that based on information then available such Alternative Parent Transaction Proposal either constitutes a Superior Parent Proposal or would reasonably be expected to result in a Superior Parent Proposal (excluding for purposes of determining whether such Alternative Parent Transaction Proposal would reasonably be expected to result in a Superior Parent Proposal, any assessment of the likelihood that the Malone Group or the Maffei Group would vote in favor of, tender into or otherwise support such Alternative Parent Transaction Proposal) and (ii) that failure to take such action would be inconsistent with its fiduciary duties under applicable Law, and subject to compliance with Section 5.5(c), Parent and its Representatives may then take the following actions:

(i)            Furnish any information with respect to Parent and its Subsidiaries to, and afford access to the business, properties, assets, books or records of Parent or any of its Subsidiaries to, the Person or Group (and their respective Representatives) making such Alternative Parent Transaction Proposal; provided, that prior to furnishing any such information, it receives from such Person or Group an executed confidentiality agreement containing terms and restrictions at least as restrictive as the terms contained in the Confidentiality Agreement (other than de minimis differences but including a customary “standstill” agreement by such Person or Group, which standstill shall not prohibit such Person or Group from making an Alternative Parent Transaction Proposal privately to the Parent Board or the Parent Special Committee) and that does not contain any provision requiring Parent or its Subsidiaries to pay or reimburse the counterparty’s fees, costs or expenses of any nature; provided, further, that Parent shall not furnish to any such Person or Group any information furnished by or on behalf of the Company or its Representatives to Parent or its Representatives in accordance with the provisions of the Confidentiality Agreement or otherwise on a confidential basis; and

(ii)            Following the execution of the confidentiality agreement referenced in the foregoing clause (i), engage in discussions or negotiations with such Person or Group (and their Representatives) with respect to such Alternative Parent Transaction Proposal.

(c)            In addition to the obligations of Parent set forth in Sections 5.5(a), 5.5(b) and 5.6 as promptly as practicable (and in any event within twenty-four (24) hours) after receipt of any Alternative Parent Transaction Proposal or any request for information from, or for the initiation of negotiations with, Parent or its Representatives concerning an Alternative Parent Transaction Proposal, Parent shall provide the Company Special Committee with an initial written notice of such Alternative Parent Transaction Proposal or request.  Such notice shall include a written summary of the material terms and conditions of such Alternative Parent Transaction Proposal or request (including unredacted copies of any such written Alternative Parent Transaction Proposal or request), and the identity of the Person or Group making such Alternative Parent Transaction Proposal or request.  In addition, Parent shall (i) keep the Company Special Committee reasonably currently informed of the status of, and negotiations (if any) regarding, and any material developments affecting the terms and conditions of, such Alternative Parent Transaction Proposal or request and (ii) provide the Company Special Committee promptly (and in any event within forty-eight (48) hours) with all non-public information concerning Parent or any of its Subsidiaries that is made available to the Person or Group of Persons making such Alternative Parent Transaction Proposal or request (or any of their Representatives), which was not previously made available to the Company Special Committee or its Representatives.  Without limiting the foregoing, Parent shall promptly (and in any event within twenty-four (24) hours after any determination) advise the Company Special Committee in writing if the Parent Special Committee or the Parent Board (acting at the recommendation of the Parent Special Committee) determines to begin providing information or engaging in discussions concerning an Alternative Parent Transaction Proposal pursuant to Section 5.5(b).

(d)           Parent shall not, and shall not permit any of its Subsidiaries, or any of its or their Representatives on Parent’s or its Subsidiaries’ behalf, to, enter into any confidentiality agreement that prohibits Parent or any of its Subsidiaries from complying with its obligations to the Company under this Agreement.

Section 5.6          Parent Change of Recommendation.

(a)            Except as expressly permitted by this Section 5.6, the Parent Board shall not, nor shall any committee thereof, including the Parent Special Committee, directly or indirectly, (i) make a Parent Adverse Recommendation Change or (ii) approve or recommend, or publicly propose to approve or recommend, or allow Parent or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding (A) constituting, or providing for, any Alternative Parent Transaction Proposal (other than a confidentiality agreement as contemplated by Section 5.5(b)(i)) or (B) requiring it (or that would require it) to abandon, terminate or fail to consummate the Merger.  Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Parent Requisite Approvals, the Parent Special Committee or Parent Board (acting at the recommendation of the Parent Special Committee) may, subject to compliance with Section 5.6(b), solely in response to (1) a Parent Intervening Event, make a Parent Adverse Recommendation Change under clause (a) of the definition thereof or (2) a Superior Parent Proposal that did not result from a breach of Section 5.5, make a Parent Adverse Recommendation Change, if, in either case, the Parent Special Committee or the Parent Board (acting at the recommendation of the Parent Special Committee) determines in good faith, after consultation with its outside legal counsel and outside financial advisor, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law.

(b)            Parent shall not make a Parent Adverse Recommendation Change in response to a Parent Intervening Event or a Superior Parent Proposal unless:

(i)            in the case of a Superior Parent Proposal, such Superior Parent Proposal has been made and has not been withdrawn and continues to be a Superior Parent Proposal; and

(ii)            Parent shall have first (A) provided to the Company and the Company Special Committee five (5) Business Days’ prior written notice (the “Parent Notice Period”), which notice shall state expressly (1) that a Parent Intervening Event has occurred or that Parent has received a Superior Parent Proposal, as applicable, (2) (x) in the case of a Parent Intervening Event, the material facts underlying such Parent Intervening Event, in reasonable detail, or (y) in the case of a Superior Parent Proposal, the material terms and conditions of the Superior Parent Proposal (including the form and per share value of the consideration offered therein and the identity of the Person or Group making the Superior Parent Proposal), and Parent shall provide to the Company and the Company Special Committee unredacted copies of the relevant transaction agreements with the Person or Group making such Superior Parent Proposal and other material documents related thereto (it being understood and agreed that any amendment (or subsequent amendment) to the financial terms, including to the proposed purchase price, or to any other material term of such Superior Parent Proposal or any material change to the relevant facts and circumstances underlying the Parent Intervening Event shall each require Parent to provide a new notice to the Company and the Company Special Committee in accordance with this Section 5.6(b), provided, that the Parent Notice Period in connection with any such new notice shall be four (4) Business Days (the “Amended Parent Notice Period”), but no such Amended Parent Notice Period shall shorten the Parent Notice Period) and (3) that in response to such Parent Intervening Event or Superior Parent Proposal, Parent intends to make a Parent Adverse Recommendation Change, and (B) prior to making a Parent Adverse Recommendation Change, during the Parent Notice Period or the Amended Parent Notice Period, as applicable, to the extent requested by the Company Special Committee, engaged, and directed its Representatives to engage (under the direction of the Parent Special Committee), in good faith negotiations with the Company Special Committee and its Representatives during such Parent Notice Period or Amended Parent Notice Period, as applicable, to amend this Agreement to permit the Parent Special Committee or the Parent Board (acting at the recommendation of the Parent Special Committee) not to make such Parent Adverse Recommendation Change, and considered in good faith any bona fide offer (a “Company Offer”) by the Company to Parent, and, after such negotiations and good faith consideration of such Company Offer, if any, the Parent Special Committee or the Parent Board (acting at the recommendation of the Parent Special Committee) again makes the determination described in the last sentence of Section 5.6(a) (it being understood that the delivery of the notification contemplated by this Section 5.6(b) shall not, in and of itself, constitute a Parent Adverse Recommendation Change).

(c)            Notwithstanding any Parent Adverse Recommendation Change, this Agreement shall be submitted to the Parent Stockholders at the Parent Stockholders Meeting for the purpose of obtaining the Parent Requisite Approvals, and nothing contained herein (unless this Agreement is otherwise terminated in accordance with its terms) shall relieve Parent of such obligation.

(d)            Except as expressly prohibited by this Section 5.6, nothing contained in this Agreement shall prohibit Parent or the Parent Board from (i) taking and disclosing to the Parent Stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act (or any similar communication to Company Stockholders in connection with the making or amendment of a tender offer or exchange offer) or (ii) making any “stop-look-and-listen” or similar communication to the Parent Stockholders of the nature contemplated by Rule 14d-9 under the Exchange Act; provided, that (A) in no event shall this Section 5.6(d) affect the obligations specified in this Section 5.6 (or the consequences thereof in accordance with this Agreement) or the definition of Parent Adverse Recommendation Change and (B) any such disclosure (other than the issuance by Parent of a “stop-look-and-listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) that is otherwise within the definition of “Parent Adverse Recommendation Change” shall be deemed a Parent Adverse Recommendation Change for all purposes of this Agreement.

Section 5.7          Registration Statement and Joint Proxy Statement.

(a)           As promptly as practicable following the date of this Agreement, Parent and the Company shall prepare, and (assuming Parent has received all required information from the Company) Parent shall file with the SEC a Registration Statement on Form S-4 (together with any amendments thereof or supplements thereto, the “Registration Statement”), in which the joint proxy statement (together with any amendments thereof or supplements thereto, the “Joint Proxy Statement”) furnished to (i) Company Stockholders in connection with the meeting of the Company Stockholders for the purpose of considering and voting upon the matters contemplated by this Agreement (the “Company Stockholders Meeting”) and (ii) Parent Stockholders in connection with the meeting of the Parent Stockholders for the purpose of considering and voting upon the matters contemplated by this Agreement (the “Parent Stockholders Meeting”), will be included.  Each of Parent and the Company shall use its reasonable best efforts to cause the Registration Statement and the Joint Proxy Statement and any other filings required to be made with the SEC in connection with the transactions contemplated by the Transaction Documents and the Ancillary Agreements to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated hereby.  Each of Parent and the Company shall furnish all information concerning it and its respective Subsidiaries and Affiliates as may reasonably be requested by the other Party in connection with such actions and the preparation of the Joint Proxy Statement and the Registration Statement and any other filings required to be made with the SEC in connection with the transactions contemplated by the Transaction Documents and the Ancillary Agreements.  The Company will cause the Joint Proxy Statement to be mailed to Company Stockholders and Parent will cause the Joint Proxy Statement to be mailed to Parent Stockholders, in each case as promptly as practicable after the Registration Statement is declared effective under the Securities Act.

(b)           All filings by the Company or Parent with the SEC in connection with the transactions contemplated by the Transaction Documents and the Ancillary Agreements and all mailings by the Company or Parent to the Company Stockholders or Parent Stockholders, as applicable, in connection with the Merger and the other transactions contemplated by the Transaction Documents and the Ancillary Agreements shall be subject to the prior review and reasonable comment by the other Party and its Representatives, including the Parent Special Committee or the Company Special Committee, as applicable, and their respective advisors.

(c)            Each of Parent and the Company shall (i) as promptly as practicable notify the other of (A) the receipt of any comments from the SEC and all other written correspondence and oral communications with the SEC relating to the Joint Proxy Statement or the Registration Statement or any other filings required to be made with the SEC in connection with the transactions contemplated by the Transaction Documents and the Ancillary Agreements (including the time when the Registration Statement becomes effective and the issuance of any stop order or suspension of qualifications of the Parent Series C Common Stock, Parent Series B Common Stock or the Parent Preferred Stock issuable in connection with the Merger for offering or sale in any jurisdiction) and (B) any request by the SEC for any amendment or supplements to the Joint Proxy Statement or the Registration Statement or any other filings required to be made with the SEC in connection with the transactions contemplated by the Transaction Documents and the Ancillary Agreements, or for additional information with respect thereto and (ii) supply each other with copies of (A) all correspondence between it or any of its Representatives, on the one hand, and the SEC, on the other hand, with respect to (x) the Joint Proxy Statement, (y) the Registration Statement or (z) any other filings required to be made with the SEC in connection with the transactions contemplated by the Transaction Documents and the Ancillary Agreements and (B) all Orders of the SEC relating to the Registration Statement.

(d)           If at any time prior to the Effective Time, any information relating to the Company, Parent, Merger Sub, Merger LLC or any of their respective Affiliates and Subsidiaries, directors or officers, is discovered by the Company, Parent, Merger Sub or Merger LLC, which is required to be set forth in an amendment or supplement to the Joint Proxy Statement or the Registration Statement or any other filing required to be made with the SEC and disseminated to the Company Stockholders or the Parent Stockholders, so that none of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Company Stockholders or the Parent Stockholders.

(e)            Unless this Agreement has been terminated pursuant to Section 7.1, the Company shall duly give notice of, convene and hold the Company Stockholders Meeting (in compliance with applicable Law and the Governance Instruments) as promptly as practicable following the date the Registration Statement is declared effective under the Securities Act and the Staff of the SEC advises that it has no further comments on the Joint Proxy Statement or that the Company may commence mailing the Joint Proxy Statement and use good faith efforts to schedule the Company Stockholders Meeting on the same day or as close in time as reasonably practicable to the Parent Stockholders Meeting, for the purpose of seeking the Company Requisite Approvals and, subject to Section 5.4, the Company shall use its reasonable best efforts to solicit such adoption and obtain the Company Requisite Approvals.  The Company (in consultation with Parent) shall set a single record date for persons entitled to notice of, and to vote at, the Company Stockholders Meeting and shall not change such record date (whether in connection with the Company Stockholders Meeting or any adjournment or postponement thereof) without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed).  Notwithstanding the foregoing, the Company shall not adjourn or postpone the Company Stockholders Meeting without Parent’s prior written consent (acting through the Parent Special Committee) other than (A) to the extent necessary to ensure that any supplement or amendment to the Joint Proxy Statement that the Company Special Committee or the Company Board (acting at the direction of the Company Special Committee) has determined in good faith after consultation with outside legal counsel is necessary under Law is provided to the Company Stockholders in advance of a vote to obtain the Company Requisite Approvals, (B) if, as of the time for which the Company Stockholders Meeting is originally scheduled, there are insufficient shares of Company Capital Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, (C) if additional time is reasonably required to solicit proxies in favor of the adoption of this Agreement, or (D) otherwise to comply with applicable Law; provided, that in the case of either clauses (A), (B), (C), or (D), the Company Stockholders Meeting shall only be adjourned or postponed for a minimum time that the Company (acting at the direction of the Company Special Committee) determines in good faith to be reasonable under the circumstances (it being understood that any such adjournment or postponement shall not affect the Company’s obligation to hold the Company Stockholders Meeting as aforesaid).  The Company shall ensure that all proxies solicited in connection with the Company Stockholders Meeting are solicited in compliance with applicable Law and the Governance Instruments.  Without limiting the generality of the foregoing, the Company’s obligations pursuant to this Section 5.7(e) (including its obligation to hold the Company Stockholders Meeting at which this Agreement shall be submitted to the Company Stockholders to obtain the Company Requisite Approvals as aforesaid) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Alternative Company Transaction Proposal or by a Company Adverse Recommendation Change.  Prior to the date of the Company Stockholders Meeting, the Company shall, upon the reasonable request of Parent, direct the proxy solicitor or other agent of the Company to advise Parent as to the aggregate tally of proxies received by the Company with respect to the Company Requisite Approvals at the same frequency as such information is provided to the Company.  Without the prior written consent of Parent, the Company Requisite Approvals shall be the only matters (other than matters of procedure and matters required by applicable Law to be voted on by the Company Stockholders in connection therewith) that the Company shall propose to be voted on by Company Stockholders at the Company Stockholders Meeting. The Company Board shall not take any action that would cause any approval by the Company Stockholders other than the Company Requisite Approvals to be necessary to adopt the Transaction Documents and to consummate the transactions contemplated hereby and thereby. Except to the extent expressly permitted by Section 5.4, (i) the Company Board shall recommend that the Company Stockholders vote in favor of the adoption of this Agreement at the Company Stockholders Meeting and (ii) the Joint Proxy Statement shall include a statement to the effect that the Company Board recommends that the Company Stockholders vote in favor of adoption of this Agreement at the Company Stockholders Meeting.

(f)            Unless this Agreement has been terminated pursuant to Section 7.1, Parent shall duly give notice of, convene and hold the Parent Stockholders Meeting (in compliance with applicable Law and the Parent Governance Instruments) as promptly as practicable following the date the Registration Statement is declared effective under the Securities Act and the Staff of the SEC advises that it has no further comments on the Joint Proxy Statement or that Parent may commence mailing the Joint Proxy Statement and use good faith efforts to schedule the Parent Stockholders Meeting on the same day or as close in time as reasonably practicable to the Company Stockholders Meeting, for the purpose of seeking the Parent Requisite Approvals and, subject to Section 5.6, Parent shall use its reasonable best efforts to solicit such adoption and obtain the Parent Requisite Approvals.  Parent (in consultation with the Company) shall set a single record date for persons entitled to notice of, and to vote at, the Parent Stockholders Meeting and shall not change such record date (whether in connection with the Parent Stockholders Meeting or any adjournment or postponement thereof) without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed).  Notwithstanding the foregoing, Parent shall not adjourn or postpone the Parent Stockholders Meeting without the Company’s prior written consent (acting through the Company Special Committee) other than (A) to the extent necessary to ensure that any supplement or amendment to the Joint Proxy Statement that the Parent Special Committee or the Parent Board (acting at the direction of the Parent Special Committee) has determined in good faith after consultation with outside legal counsel is necessary under Law is provided to the Parent Stockholders in advance of a vote to obtain the Parent Requisite Approvals, (B) if, as of the time for which the Parent Stockholders Meeting is originally scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, (C) if additional time is reasonably required to solicit proxies in favor of the adoption of this Agreement or approval of the Stock Issuance or (D) otherwise to comply with applicable Law; provided, that in the case of either clauses (A), (B), (C), or (D), the Parent Stockholders Meeting shall only be adjourned or postponed for a minimum time that Parent (acting at the direction of the Parent Special Committee) determines in good faith to be reasonable under the circumstances (it being understood that any such adjournment or postponement shall not affect Parent’s obligation to hold the Parent Stockholders Meeting to obtain the Parent Requisite Approvals as aforesaid).  Parent shall ensure that all proxies solicited in connection with the Parent Stockholders Meeting are solicited in compliance with applicable Law and the Parent Governance Instruments.  Without limiting the generality of the foregoing, Parent’s obligations pursuant to this Section 5.7(f) (including its obligation to hold the Parent Stockholders Meeting at which this Agreement shall be submitted to the Parent Stockholders to obtain the Parent Requisite Approvals as aforesaid) shall not be affected by the commencement, public proposal, public disclosure or communication to Parent of any Alternative Parent Transaction Proposal or by a Parent Adverse Recommendation Change.  Prior to the date of the Parent Stockholders Meeting, Parent shall, upon the reasonable request of the Company, direct the proxy solicitor or other agent of Parent to advise the Company as to the aggregate tally of proxies received by Parent with respect to the Parent Requisite Approvals at the same frequency as such information is provided to Parent.  Without the prior written consent of the Company, the Parent Requisite Approvals shall be the only matters (other than matters of procedure and matters required by applicable Law to be voted on by the Parent Stockholders in connection therewith) that Parent shall propose to be voted on by Parent Stockholders at the Parent Stockholders Meeting. The Parent Board shall not take any action that would cause any approval by the Parent Stockholders other than the Parent Requisite Approvals to be necessary to adopt the Transaction Documents and to consummate the transactions contemplated hereby and thereby. Except to the extent expressly permitted by Section 5.6, (i) the Parent Board shall recommend that the Parent Stockholders vote in favor of the adoption of this Agreement and approve the Stock Issuance at the Parent Stockholders Meeting and (ii) the Joint Proxy Statement shall include a statement to the effect that the Parent Board recommends that the Parent Stockholders vote in favor of adoption of this Agreement and approval of the Stock Issuance at the Parent Stockholders Meeting.

Section 5.8          Information and Access.

(a)            From the date of this Agreement until the Effective Time, upon reasonable notice and subject to applicable Law, the Company will, and will cause its Subsidiaries, and its and their officers, directors, employees, contractors, Representatives and Affiliates to, afford to the officers, employees, counsel, bankers, accountants and other authorized Representatives of Parent and the Parent Special Committee reasonable access during normal business hours and upon reasonable prior notice to all its properties, personnel, books and records for purposes of satisfying Parent’s rights and obligations under this Agreement and furnish promptly to such Persons such information concerning its business, properties, personnel and affairs as such Persons will from time to time reasonably request for purposes of satisfying Parent’s rights and obligations under this Agreement.

(b)            From the date of this Agreement until the Effective Time, upon reasonable notice and subject to applicable Law, Parent will, and will cause its Subsidiaries, and its and their officers, directors, employees, contractors, Representatives and Affiliates to, afford to the officers, employees, counsel, bankers, accountants and other authorized Representatives of the Company and the Company Special Committee reasonable access during normal business hours and upon reasonable prior notice to all its properties, personnel, books and records for purposes of satisfying the Company’s rights and obligations under this Agreement and furnish promptly to such Persons such information concerning its business, properties, personnel and affairs as such Persons will from time to time reasonably request for purposes of satisfying the Company’s rights and obligations under this Agreement.

(c)            No investigation or information provided pursuant to this Section 5.8 shall affect or otherwise obviate or diminish any representations or warranties of any Party or conditions to the obligations of any Party.

(d)            Each of the Company and Parent will hold all information furnished by or behalf of the other Party or its Representatives pursuant to this Section 5.8 in confidence in accordance with the provisions of that certain Mutual Non-Disclosure Agreement, dated as of May 18, 2020 (the “Confidentiality Agreement”), by and between the Company and Parent.

(e)            Nothing in this Section 5.8 or in any other part of this Agreement shall require the Company or Parent, as applicable, to permit any inspection of, or to disclose:

(i)            any information concerning Alternative Company Transaction Proposals or Alternative Parent Transaction Proposals, which shall be governed by Section 5.3 and Section 5.4 (in the case of Alternative Company Transaction Proposals) and Section 5.5 and Section 5.6 (in the case of Alternative Parent Transaction Proposals);

(ii)            any information regarding the deliberations of the Company Board, Company Special Committee, Parent Board or Parent Special Committee, as applicable, with respect to the transactions contemplated hereby or any similar transaction or transactions with any other Person, the entry into this Agreement, or any materials provided to the Company Board, Company Special Committee, Parent Board, or Parent Special Committee, as applicable, in connection therewith;

(iii)           materials prepared by the Company Special Committee’s or Parent Special Committee’s, as applicable, financial or legal advisors; or

(iv)           materials the disclosure of which (A) would jeopardize any attorney-client or other privilege or (B) would contravene any applicable Law, fiduciary duty or confidentiality obligation, provided that Parent and the Company shall use commercially reasonable efforts to take such actions as may be reasonably required to allow such disclosure to be provided to the other Party or its Representatives without waiving privilege or causing a violation of applicable Law, fiduciary duty or confidentiality obligation.

Section 5.9          Reasonable Best Efforts.

(a)            Subject to the terms and conditions herein provided and Section 5.9 of the Company Disclosure Letter and the Parent Disclosure Letter, (i) each of Parent, Merger Sub, Merger LLC and the Company shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws to consummate and make effective as promptly as reasonably practicable the transactions contemplated by or related to the Transaction Documents to which such Party is a party (including the satisfaction, but not waiver, of the closing conditions set forth in Article VI) and (ii) each of Parent, Merger Sub and Merger LLC shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws to cooperate with the Company so that the Company may consummate and make effective as promptly as reasonably practicable any transaction(s) permitted by Part I of Section 5.1 of the Company Disclosure Letter in which the Company has elected to engage, including, but not limited to, cooperating in all respects with the Company in connection with any filing or submission with a Governmental Authority in connection with such transaction(s).

(b)            In furtherance and not in limitation of the foregoing, each of Parent, Merger Sub, Merger LLC and the Company shall use their reasonable best efforts to obtain consents of all Governmental Authorities and Third Parties necessary to consummate the transactions contemplated by or related to the Transaction Documents.  Each Party hereto shall make appropriate filings, if necessary, pursuant to the HSR Act (or any other Competition Law) with respect to the transactions contemplated by or related to the Transaction Documents as promptly as practicable after the date of this Agreement, and shall supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the HSR Act (or any other Competition Law).  Each Party hereto shall make appropriate filings, if necessary, pursuant to the requirements of the FCC, RCA or any other State Commission, and any other Governmental Authority with respect to the transactions contemplated by or related to the Transaction Documents as promptly as practicable after the date of this Agreement, and shall supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested by the Governmental Authorities as it relates to the transactions contemplated by the Transaction Documents.

(c)            Each of the Parties hereto shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the transactions contemplated by the Transaction Documents and in connection with any investigation or other inquiry by or before a Governmental Authority relating to such transactions, including any proceeding initiated by a private party, and (ii) promptly notify the other Party of any written communication to that party from the Federal Trade Commission, the Antitrust Division of the Department of Justice, any State Attorney General, the FCC, the RCA or any other State Commission or any other Governmental Authority and permit the other Party to review in advance any proposed communication relating to the transactions contemplated by the Transaction Documents to any of the foregoing, (iii) consult with the other Party prior to participating in any substantive meeting, telephone call or discussion with any Governmental Authority in respect of any filings, investigation or inquiry concerning the Transaction Documents and provide the other Party the opportunity to attend and participate in any such meeting, telephone call or discussion, and (iv) furnish the other party with copies of all correspondence, filings, and written communications (or a reasonably detailed summary of any oral communications) between them and their respective Representatives on the one hand, and any Governmental Authority or members of their respective staffs on the other hand, with respect to Transaction Documents.

(d)            In furtherance and not in limitation of the covenants of the parties contained in this Section 5.9, each of the parties hereto shall use its reasonable best efforts to resolve objections, if any, as may be asserted by a Governmental Authority or other Person with respect to the Combination.  Without limiting any other provision of this Agreement, Parent and the Company shall each use their reasonable best efforts to (i) avoid the entry of, or to have vacated or terminated, any decree, order or judgment that would restrain, prevent or delay the consummation of the transactions contemplated by the Transaction Documents, the Voting Agreements and the Exchange Agreement, on or before the Drop Dead Date, and (ii) avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Authority with respect to the transactions contemplated by the Transaction Documents so as to enable the consummation of such transactions to occur as soon as reasonably possible (and in any event no later than the Drop Dead Date), in each case, as may be required in order to obtain any approvals from any Governmental Authority necessary to consummate the transactions contemplated by the Transaction Documents or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any suit or proceeding, which would otherwise have the effect of preventing or materially delaying the consummation of such transactions; provided, however, that, notwithstanding anything to the contrary in the Transaction Documents, (I) in no event shall the Company, Parent or any of their Subsidiaries or Affiliates be obligated to propose or agree to accept any undertaking or condition, to enter into any consent decree, to make any divestiture or accept or take any operational restriction, requirement or action, that is not conditional on the consummation of the Merger, and (II) in no event shall Parent or any of its Subsidiaries or Affiliates be obligated to, and in no event may the Company or any of its Subsidiaries without the consent of Parent, proffer to, or agree or consent to, an Adverse Regulatory Condition.

Section 5.10          Section 16 Matters.  Prior to the Effective Time, each of Parent and the Company shall take all such steps as may be required (to the extent permitted under applicable Law) to cause any acquisitions from or dispositions to Parent or the Company of shares of Parent Capital Stock or Company Capital Stock, as applicable, resulting from the transactions contemplated by the Transaction Documents and the Ancillary Agreements (including securities deliverable upon exercise, vesting or settlement of any Company Equity Awards or Parent Equity Awards or other derivative securities) by each Person who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent or the Company, respectively, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.11          Tax Matters.

(a)            Parent, the Company, Merger LLC and Merger Sub intend that, for U.S. federal income tax purposes, the Combination shall be treated as a single integrated transaction and shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code.  Subject to Section 5.11 of the Company Disclosure Letter and the Parent Disclosure Letter, each of Parent, the Company, Merger LLC and Merger Sub (i) shall, and shall cause its respective Subsidiaries to, use its reasonable best efforts to cause the Combination to so qualify, (ii) shall file all Tax Returns in a manner consistent with, and take no position inconsistent with (whether in audits, Tax Returns or otherwise) such treatment, (iii) shall use its reasonable best efforts to take or cause to be taken any action within its control reasonably necessary to ensure the receipt of the Tax Opinions and (iv) will cooperate with the tax counsel that are to render the Tax Opinions by providing appropriate representations as to factual matters on the Closing Date and the date of any Reorganization Tax Opinion delivered in connection with the Registration Statement, as applicable, including in the case of the Company, the Company Tax Opinion Representations, and in the case of Parent, the Parent Tax Opinion Representations.

(b)            Parent, the Company, Merger LLC and Merger Sub hereby adopt this Agreement as well as any other agreements entered into pursuant to this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the Treasury Regulations.

(c)            Subject to Section 5.11 of the Company Disclosure Letter and the Parent Disclosure Letter, none of Parent, the Company, Merger LLC or Merger Sub shall, nor shall it permit its Affiliates to, take any action, and each of Parent, the Company, Merger LLC and Merger Sub shall not, and shall ensure that its Affiliates do not, fail to take any action (provided that such action is otherwise permitted to be taken under this Agreement and the Transaction Documents and the Ancillary Agreements to which such Party is a party), which action or failure to act would prevent, preclude or impede the Combination from qualifying (or reasonably would be expected to cause the Combination to fail to qualify) as a “reorganization” within the meaning of Section 368(a) of the Code.

(d)            None of Parent, the Company, Merger LLC or Merger Sub shall, nor shall it permit its Affiliates to, take any action, and each of Parent, the Company, Merger LLC and Merger Sub shall not, and shall ensure that its Affiliates do not, fail to take any action (provided that such action is otherwise permitted to be taken under this Agreement and the Transaction Documents and the Ancillary Agreements to which such Party is a party), which action or failure to act would cause (or reasonably would be expected to cause) (i) the Split-Off to fail to qualify in whole to Qurate, the Company (and the Company Predecessor), their respective Subsidiaries and the former holders of Liberty Ventures Common Stock for non-recognition of income, gain and loss under Sections 355 and 361 of the Code or (ii) the Company or any of its Subsidiaries to have an indemnification obligation in respect of any Transaction Taxes or Transaction Tax-Related Losses under the Tax Sharing Agreement (it being agreed and understood that the entry into any Transaction Document and the consummation of the Combination and the transactions contemplated by the Transaction Documents and the Ancillary Agreements shall not constitute actions that violate this Section 5.11(d)).

(e)            Immediately prior to the Closing, the Company shall execute and deliver (i) the Company Closing Split-Off Tax Opinion Representation Letter to Split-Off Tax Counsel and (ii) subject to Section 5.11 of the Company Disclosure Letter, the Company Reorganization Tax Opinion Representation Letter to Parent Tax Counsel and Company Reorganization Tax Counsel.  Immediately prior to the Closing, the Company shall provide Parent with a true copy of the Split-Off Closing Tax Opinion and each of the Closing Split-Off Tax Opinion Representation Letters (other than the Parent Closing Split-Off Tax Opinion Representation Letter).

(f)            Immediately prior to the Closing, Parent shall execute and deliver (i) the Parent Closing Split-Off Tax Opinion Representation Letter to Split-Off Tax Counsel and (ii) subject to Section 5.11 of the Parent Disclosure Letter, the Parent Reorganization Tax Opinion Representation Letter to Parent Tax Counsel and Company Reorganization Tax Counsel.

Section 5.12          Public Announcements.  The Company and Parent shall consult with each other before issuing, and will provide each other the opportunity to review and reasonably comment upon, and use reasonable best efforts to agree on, any press release or other public statements with respect to the Transaction Documents and the Ancillary Agreements and the transactions contemplated hereby and thereby, and shall not issue any such press release or make any such public statement without the prior written consent of the other Party (which shall not be unreasonably withheld, delayed or conditioned), except as either Party, after consultation with outside counsel, may determine is required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or stock market if it has used reasonable best efforts to consult with the other Party prior thereto regarding the timing, scope and content of any such press release or public statement; provided, however, that no such consultation shall be required to make any disclosure or otherwise take any action expressly permitted by Section 5.3, Section 5.4, Section 5.5 or Section 5.6 (or for the other Party to respond to any such disclosure or action).  In addition, except (i) to the extent disclosed in or consistent with the Registration Statement or Joint Proxy Statement in accordance with the provisions of Section 5.7, (ii) to the extent necessary to comply with such Party’s periodic reporting obligations under the Exchange Act, (iii) for any consent given in accordance with this Section 5.12 or (iv) as expressly permitted by Section 5.3, Section 5.4, Section 5.5 or Section 5.6 (or for the other Party to respond to any such disclosure or action), neither Party shall issue any press release or otherwise make any public statement or disclosure concerning the other Party or the other Party’s business, financial condition or results of operations without the consent of such other Party, which consent shall not be unreasonably withheld, delayed or conditioned.  The parties agree that the initial press release to be issued with respect to the transactions contemplated hereby shall be in the form agreed to by the parties.  Notwithstanding the foregoing, after the issuance of any press release or the making of any public statement with respect to which the consultation procedures set forth in this Section 5.12 have been followed, either Party may issue such additional publications or press releases and make such other customary announcements without consulting with any other Party hereto so long as such additional publications, press releases and announcements do not disclose any non-public information regarding the transactions contemplated by the Transaction Documents and the Ancillary Agreements beyond the scope of, and are reasonably consistent in tone and tenor with, the disclosure included in the press release or public statement with respect to which the other Party had been consulted.

Section 5.13          Expenses.  Whether or not the Combination is consummated, all costs and expenses incurred or to be incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the Party (or, in the case of Merger Sub and Merger LLC, by Parent) incurring such cost or expense.

Section 5.14          Indemnification and Insurance.

(a)            For a period of six (6) years after the Effective Time (and until such later date as of which any Action against any Indemnified Party commenced during such six (6)-year period shall have been finally disposed of) (such six (6) year anniversary of the Effective Time or, if applicable, such later date, the “Extended Date”), Parent shall, and shall cause the Surviving Corporation and its Subsidiaries, and from and after the Upstream Merger, the Surviving Company and its Subsidiaries, to honor and fulfill in all respects the obligations (including both indemnification and advancement of expenses) of the Company and its Subsidiaries under their respective certificates of incorporation or bylaws (or any similar organizational documents) and under any indemnification agreements, in each case, in effect on the date of this Agreement, for the benefit of (x) any of the Company’s or its Subsidiaries’ current or former directors and officers and any Person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time or (y) any person serving or who prior to the Effective Time has served on the board of directors of another Person at the request of the Company or its Subsidiaries, in the case of each of clauses (x) and (y), in each such individual’s capacity as described in such clause (collectively, the “Indemnified Parties”).  In addition, for the period following the Effective Time and until the Extended Date, Parent shall cause the certificates of incorporation, certificates of formation and bylaws and operating agreements, as applicable (and other similar organizational documents) of the Surviving Corporation, the Surviving Company and their respective Subsidiaries to contain provisions with respect to indemnification, advancement of expenses and exculpation in favor of the Indemnified Parties (in their capacities as such) for events and Actions to the extent relating to periods at or prior to the Effective Time that are no less advantageous to the Indemnified Parties (in their capacities as such) than the corresponding provisions in the certificate of incorporation and bylaws (or other similar organizational documents) of the Company or its applicable Subsidiary, as the case may be, each as in effect on the date of this Agreement, and during period, such provisions shall not be amended, repealed or otherwise modified in any respect, except as required by Law.

(b)            Insurance.  Prior to or at the Effective Time, the Company shall obtain and fully pay, or if the Company is unable, Parent shall as of the Effective Time cause to be obtained and fully paid, a tail policy (“D&O Tail”) for the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), which D&O Tail shall (i) cover each individual covered by the D&O Insurance immediately prior to the Effective Time (in each case in his or her applicable covered capacity), (ii) be for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any acts or omissions prior to, or any claim related to any period of time at or prior to, the Effective Time, (iii) be from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance and (iv) have terms, conditions, retentions and limits of liability that are no less favorable to the intended beneficiaries than the coverage provided under the Company’s existing D&O Insurance, including with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against an Indemnified Party by reason of his or her having served in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, that the cost of such D&O Tail shall in no event exceed three hundred percent (300%) of the amount of the last annual premium paid by the Company for the D&O Insurance; and provided, further, that if the aggregate cost of D&O Tail exceeds such amount, the obligation shall be to obtain a D&O Tail with the greatest coverage available, from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(c)            Successors.  If Parent, the Surviving Corporation, the Surviving Company or any of their respective successors or assigns shall (i) consolidate with, or merge with or into, any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties or assets to any Person (including, for the avoidance of doubt, by cancelling or otherwise eliminating all or substantially all of its properties or assets), then, in each case, Parent, the Surviving Corporation, the Surviving Company or any of their respective successors or assigns shall take such action as may be necessary so that such Person (and its successors and assigns) shall assume all of the applicable obligations set forth in this Section 5.14.

(d)            Enforceability.  Each of the covered individuals described in Section 5.14(b)(i) and each Indemnified Party (in each case, in his or her capacity as such) is intended, from and after the Effective Time, to be a third-party beneficiary of the applicable provisions of this Section 5.14 with full rights of enforcement as if a party hereto.  From and after the Effective Time, this Section 5.14 will be irrevocable, and no term of this Section 5.14 may be amended, waived or modified, without the prior written consent of each affected Indemnified Party.  From and after the Effective Time, any amendment, waiver or modification of this Section 5.14 without such consent shall be null and void.  The rights of the Indemnified Parties (and covered individuals described in Section 5.14(b)(i)) (in each case, in his or her capacity as such) under this Section 5.14 shall be in addition to, and not in substitution for, any other rights that such Persons may have under the certificate or articles of incorporation, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by any corporation or entity whatsoever, or applicable Law (whether at law or in equity).

Section 5.15          Notification of Certain Matters.  The Company shall give prompt notice to Parent and Parent shall give prompt notice to the Company, as the case may be, of (i) the occurrence or non-occurrence of any event of which is likely to cause any representation or warranty of the Company or Parent, as the case may be, to be untrue or inaccurate at the Closing Date such that the conditions to Closing set forth in Article VI would fail to be satisfied and (ii) any failure by the Company or Parent, as the case may be, to materially comply with or materially satisfy any covenant or other agreement to be complied with by such Party hereunder such that the conditions to Closing set forth in Article VI would fail to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.15 shall not limit or otherwise affect any remedies available to Parent or the Company, as the case may be; provided further, that a Party’s good faith failure to comply with this Section 5.15 shall not provide any other Party the right not to effect the transactions contemplated by this Agreement, except to the extent that any other provision of this Agreement independently provides such right.

Section 5.16          Defense of Litigation.

(a)            The Company shall promptly (and in any event, within two (2) Business Days) advise Parent, and Parent shall promptly (and in any event, within two (2) Business Days) advise the Company, of any Action commenced or, to such Party’s Knowledge, threatened to be commenced, after the date of this Agreement, against such Party or any of its directors or officers by any stockholder relating to this Agreement and the transactions contemplated hereby, and shall keep Parent or the Company, as applicable, reasonably informed regarding any such litigation.

(b)            The Company shall give Parent the opportunity to consult with the Company regarding, and, if appropriate, subject to a customary joint defense agreement, participate in, the defense or settlement of any such Action at Parent’s own expense and shall consider Parent’s views with respect to such Action, and shall not settle, compromise or enter into any agreement or arrangement, or consent to the entry of, or fail to defend against entry of, any order or judgment, with respect to any such Action without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed); provided, that such prior written consent of Parent shall not be required for, and the Company may enter into, any settlement, compromise, agreement, arrangement, order or judgment of such Action so long as such settlement, compromise, agreement, arrangement, order or judgment does not include an admission of liability or wrongdoing on the part of Parent or any of its current or former directors or officers (to the extent such individuals are a party to such Action).

(c)            Parent shall give the Company the opportunity to consult with Parent regarding and, prior to the Effective Time and, if appropriate, subject to a customary joint defense agreement, participate in, the defense or settlement of any such Action at the Company’s own expense and shall consider the Company’s views with respect to such Action, and prior to the Effective Time, shall not settle, compromise or enter into any agreement or arrangement, or consent to the entry of, or fail to defend against entry of, any order or judgment, with respect to any such Action without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed); provided, that such prior written consent of the Company shall not be required for, and Parent may enter into, any settlement, compromise, agreement, arrangement, order or judgment of such Action so long as such settlement, compromise, agreement, arrangement, order or judgment does not include an admission of liability or wrongdoing on the part of the Company or any of its current or former directors or officers (to the extent such individuals are a party to such Action).

(d)            Each Party shall use its reasonable best efforts to cause its Representatives to cooperate with the other Party in the defense against any such Action relating to this Agreement and the transactions contemplated hereby.

Section 5.17          State Takeover Laws.  The Company and Parent shall (a) take all reasonable action necessary to ensure that no restriction in any “fair price,” “business combination,” “control share acquisition” or other state takeover statute or similar Law is or becomes applicable to this Agreement or any of the transactions contemplated by the Transaction Documents and (b) if the restrictions of any “fair price,” “business combination,” “control share acquisition” or other state takeover statute or similar Law becomes applicable to this Agreement or any of the transactions contemplated by the Transaction Documents, take all reasonable action necessary to ensure that such transactions may be consummated as promptly as practicable on the terms required by, or provided for, in this Agreement or the other Transaction Documents and otherwise to minimize the effect of such Law on the transactions contemplated by the Transaction Documents.

Section 5.18          Stock Exchange Delisting.  Prior to the Closing Date, the Company and Parent shall cooperate and use their respective reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary on their part under applicable Law and the rules and policies of NASDAQ to enable the delisting of the shares of the Company Series A Common Stock and Company Preferred Stock from NASDAQ, the removal of the Company Series B Common Stock from the OTC Markets and the deregistration of the shares of Company Capital Stock under the Exchange Act as promptly as practicable after the Effective Time.

Section 5.19          Listing.  Parent shall use reasonable best efforts to cause (i) the shares of Parent Series C Common Stock and Parent Preferred Stock issuable under Article II to be authorized for listing on NASDAQ, subject to official notice of issuance, prior to the Closing and (ii) the shares of Parent Series B Common Stock issuable under Article II to be authorized for listing on the OTC Markets prior to the Closing.

Section 5.20          Reservation of Parent Capital Stock.  At or prior to the Effective Time, Parent shall reserve (free from preemptive rights) out of its authorized but unissued shares of Parent Capital Stock (i) for the purposes of effecting the conversion of the issued and outstanding shares of Company Capital Stock pursuant to Article II, sufficient shares of Parent Series C Common Stock, Parent Series B Common Stock and Parent Preferred Stock to provide for such conversion and (ii) for the purposes of satisfying the exercise, vesting or settlement of any Company Equity Awards as the same may be adjusted pursuant to Section 2.8, sufficient Parent Series C Common Stock, Parent Series B Common Stock and Parent Preferred Stock to provide for such exercise, vesting or settlement.

Section 5.21          Obligations of Merger Sub and Merger LLC.  Parent shall take all actions necessary to cause Merger Sub and Merger LLC to (i) perform their respective obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement, including the adoption of this Agreement by Merger LLC as the sole stockholder of Merger Sub, and (ii) consummate the Upstream Merger in accordance with Section 267 of the DGCL and Section 18-209(i) of the DLLCA immediately following the Effective Time.  Merger LLC has taken all action as is necessary or advisable to authorize the Upstream Merger in accordance with Merger LLC’s governing documents and Section 267 of the DGCL and Section 18-209(i) of the DLLCA, and such authorization is and shall be the only authorization necessary to authorize the Upstream Merger.

Section 5.22          Financing Matters.

(a)            At the request of Parent, the Company shall (or shall cause its applicable Subsidiary to) (i) (A) deliver notices of prepayment (which may be delivered at Parent’s request in advance of the Closing Date so long as they are contingent upon the occurrence of the Closing) in respect of any Indebtedness of the Company or any of its Subsidiaries specified by Parent (including, without limitation, the Company Margin Facility) within the time periods reasonably requested by Parent and take such other actions reasonably requested by Parent to facilitate the prepayment of amounts outstanding in respect of such Indebtedness on or following the Closing Date (it being understood and agreed that any prepayment shall be contingent upon the occurrence of the Closing and, notwithstanding anything in this Section 5.22 to the contrary, no actions shall be required which would obligate the Company or its Subsidiaries to complete such prepayment prior to the occurrence of the Closing) and (B) use commercially reasonable efforts to arrange for customary payoff letters, terminations of commitments, lien terminations, releases and instruments and acknowledgements of discharge, in each case in respect of such Indebtedness to be delivered to Parent on or prior to the Closing Date (it being understood and agreed that commercially reasonable efforts will be used to deliver drafts of such documents to Parent no later than five (5) Business Days prior to the Closing Date) and (ii) use commercially reasonable efforts to take any reasonable actions as may be required in connection with the Combination to facilitate the continuation of amounts outstanding in respect of any such Indebtedness specified by Parent following the Closing, including, without limitation, the preparation of, and the execution and delivery of, supplemental indentures, officers’ certificates, notices and legal opinions.

(b)            The Company shall, and shall cause each of its Subsidiaries to, take the actions on Section 5.22(b) of the Company Disclosure Letter.  At the request of the Company, Parent shall, and shall cause each of its Subsidiaries to, cooperate with the Company to undertake the actions on Section 5.22(b) of the Company Disclosure Letter.

(c)            The Parent shall, and shall cause each of its Subsidiaries to, take the actions on Section 5.22(c) of the Parent Disclosure Letter.  At the request of Parent, the Company shall, and shall cause each of its Subsidiaries to, cooperate with Parent to undertake the actions on Section 5.22(c) of the Parent Disclosure Letter.

Section 5.23          Employee Benefits.

(a)            For the period commencing at the Effective Time and ending on December 31 of the year in which the Effective Time occurs, Parent shall provide (or cause to be provided) to each Company Employee who is employed immediately prior to the Effective Time (each, a “Continuing Employee”) (i) an annual rate of salary or wages that is no less favorable than the annual rate of salary or wages provided to such Continuing Employee as of immediately prior to the Effective Time, and (ii) incentive compensation opportunities (including commissions) and employee benefits that are substantially comparable in the aggregate to the incentive compensation opportunities (including commissions) and employee benefits provided to such Continuing Employee during applicable periods prior to the Effective Time.

(b)           With respect to any health or welfare plan maintained by Parent or its Affiliates in which any Continuing Employee commences to participate at or after the Effective Time, Parent shall use its commercially reasonable efforts, and shall use its commercially reasonable efforts to cause its Affiliates (including the Surviving Corporation or Surviving Company, as applicable) and their respective Third Party insurance providers to, (i) waive preexisting conditions, limitations, exclusions, actively-at-work requirements and waiting periods with respect to participation by and coverage of such Continuing Employee (and his or her eligible dependents) to the extent such requirements were waived or satisfied under the comparable Company Plans in respect of the applicable period and (ii) for any group health plan, recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by such Continuing Employee (and his or her eligible dependents) in respect of the applicable period for purposes of satisfying such period’s deductible and co-payment limitations.  In addition, as of the Effective Time, Parent shall, and shall cause its Affiliates (including the Surviving Corporation or Surviving Company, as applicable) to, provide each Continuing Employee full credit for purposes of eligibility, vesting, accruals and determination of level of benefits under any employee benefit or compensation plan or arrangement maintained by Parent or any of its Affiliates (including the Surviving Corporation or Surviving Company, as applicable) that such Continuing Employee may be eligible to participate in after the Effective Time for such Continuing Employee’s service with the Company or any of its Affiliates, to the same extent that such service was credited for purposes of any comparable Company Plan immediately prior to the Effective Time.  Notwithstanding the foregoing, nothing in this Section 5.23(b) shall be construed to require crediting of service that would result in (A) duplication of benefits, (B) service credit for benefit accruals under a defined benefit pension plan, or (C) service credit under a newly established plan for which prior service is not taken into account for employees of Parent generally.

(c)            Without limiting the generality of Section 8.3, the provisions of this Section 5.23 are solely for the benefit of the Parties to this Agreement, and no current or former Company Employee or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Section 5.23.  No provision of this Section 5.23 shall be construed as a limitation on the right of Parent to amend or terminate any specific employee benefit plan that Parent would otherwise have under the terms of such employee benefit plan, nor shall any provision of this Section 5.23 be construed to require the continuation of the employment of any Continuing Employee.  Nothing herein shall be deemed to establish, amend or modify any Company Plan, Parent Plan or other benefit plan, program, agreement or arrangement maintained or sponsored by Parent, Merger Sub, Merger LLC, the Company and any of their respective Affiliates.

Section 5.24          Supplemental Disclosure.  From the date of this Agreement until the Effective Time, the Company shall, from time to time, supplement or amend the information contained in the Company Disclosure Letter delivered to Parent to the extent required in connection with transactions consummated without violation of Section 5.1(e) or actions otherwise permitted by Part I of Section 5.1 of the Company Disclosure Letter.

Section 5.25          Exchange Agreement. Parent shall not amend, waive or modify the Exchange Agreement prior to the Effective Time without the prior written consent of the Company Special Committee.

Article VI

CONDITIONS PRECEDENT

Section 6.1          Conditions Precedent to the Obligations of Each Party.  The respective obligations of each Party to effect the Merger shall be subject to the satisfaction, or, to the extent permitted by Law, waiver in writing by each of Parent and the Company (acting at the direction of the Parent Special Committee and the Company Special Committee, respectively) (provided, that the conditions set forth in clauses (b) and (d) shall not be waivable), at or prior to the Closing, of the following conditions:

(a)           Company Stockholder Approval.  The Company Stockholder Approval shall have been obtained.

(b)           Company Disinterested Stockholder Approval.  The Company Disinterested Stockholder Approval shall have been obtained.

(c)           Parent Stockholder Approval.  The Parent Stockholder Approval shall have been obtained.

(d)           Parent Disinterested Stockholder Approval.  The Parent Disinterested Stockholder Approval shall have been obtained.

(e)           Competition Law Approvals.  Any authorization or consent from a Governmental Authority required to be obtained with respect to the transactions contemplated by the Transaction Documents under any Competition Law identified on Section 6.1(e) of the Parent Disclosure Letter shall have been obtained and shall remain in full force and effect.

(f)            FCC Approvals.  The FCC shall, as necessary, have approved the application(s) for transfer of control and/or assignment of the FCC licenses, authorizations, approvals and registrations listed on Section 3.5(a) of the Company Disclosure Letter (the “FCC Approvals”), and such FCC Approvals shall have become a Final Order.

(g)           State Commission Approvals.  The RCA shall have issued an Order approving the application filed by Parent to acquire the Company, and such Order shall have become a Final Order.

(h)            No Injunction or Restraints.  No Order or Law entered, enacted, promulgated, enforced or issued by any court or other Governmental Authority of competent jurisdiction, shall be in effect which prevents, prohibits, renders illegal or enjoins the consummation of the Combination or any of the other transactions contemplated by any of the Transaction Documents.

(i)            Registration Statement.  The Registration Statement shall have become effective under the Securities Act, and no stop order or proceedings seeking a stop order shall have been initiated by the SEC and not rescinded.

(j)            Listing.  The shares of Parent Series C Common Stock and Parent Preferred Stock issuable to the Company Stockholders in connection with the Merger as provided in Article II shall have been authorized for listing on NASDAQ, subject to official notice of issuance.

(k)            Combination.  Assuming the completion of the Merger, there are no conditions that have not been satisfied with the respect to the consummation of the Upstream Merger.

(l)            Split-Off Closing Tax Opinion.  The Company shall have received the opinion of Skadden (or other nationally recognized counsel reasonably acceptable to the Company and Parent) (“Split-Off Tax Counsel”), addressed to the Company and dated as of the Closing Date, in form and substance reasonably satisfactory to the Company and Parent (it being agreed and understood that an opinion substantially in the form attached hereto as Exhibit J (except for the replacement of bracketed text with accurate dates and names) would be reasonably satisfactory, in all respects, to the Company and Parent), to the effect that, based upon the Closing Split-Off Tax Opinion Representations and any other facts, representations and assumptions set forth or referred to in such opinion, and subject to such qualifications and limitations as may be set forth in such opinion, for U.S. federal income tax purposes, assuming that the Split-Off otherwise qualified as a tax-free distribution under Sections 355 and 361 of the Code to Qurate and the holders of Liberty Ventures Common Stock that received Company Predecessor common stock in the Split-Off, the transactions contemplated by this Agreement will not cause the Split-Off to fail to qualify as a tax-free distribution under Sections 355 and 361 of the Code to Qurate and the holders of Liberty Ventures Common Stock that received Company Predecessor common stock in the Split-Off.

Section 6.2     Conditions Precedent to the Obligations of Parent, Merger Sub and Merger LLC.  The obligations of Parent, Merger Sub and Merger LLC to effect the Combination shall be subject to the satisfaction, or, to the extent permitted by Law, waiver in writing by Parent (acting at the direction of the Parent Special Committee), at or prior to the Closing of the following conditions:

(a)           Representations and Warranties.

(i)            The representations and warranties of the Company contained in Sections 3.1 (Organization; Standing and Power), 3.2 (Capitalization), 3.3(a) (Subsidiaries), 3.4 (Authorization), 3.8(a) (Absence of Certain Changes), 3.22 (Anti-takeover Statutes), 3.23 (Ownership in Parent) and 3.24 (Brokers and Other Advisors) shall be true and correct in all respects (other than in the case of the representations and warranties in (A) the first sentence of clause (b), clause (d) and clause (e) of Section 3.2, each of which shall be true and correct other than de minimis inaccuracies and (B) clause (c) of Section 3.3 which shall be true and correct in all material respects) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case, such representation and warranty shall be true and correct in all respects as of such earlier date).

(ii)           The other representations and warranties of the Company contained in this Agreement shall be true and correct in all respects (disregarding all materiality and “Company Material Adverse Effect” qualifiers contained therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which case, such representations and warranties shall be true and correct in all respects as of such earlier date), except where all failures of such representations and warranties referred to in this clause (ii) to be true and correct have not had, and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)           Performance of Obligations of the Company.  The Company shall have performed, in all material respects, its covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date.

(c)           No Company Material Adverse Effect.  Since the date of this Agreement, there shall not have been a Company Material Adverse Effect.

(d)           Officer’s Certificate.  Parent, Merger Sub and Merger LLC shall have received a certificate of an executive officer of the Company as to the satisfaction of the conditions set forth in Sections 6.2(a), 6.2(b) and 6.2(c).

(e)           Reorganization Tax Opinion.  Parent shall have received the opinion of Debevoise (or other nationally recognized counsel reasonably acceptable to Parent) (“Parent Tax Counsel”), addressed to Parent and dated as of the Closing Date, in form and substance reasonably satisfactory to Parent, to the effect that, based upon the Reorganization Tax Opinion Representations and any other facts, representations and assumptions set forth or referred to in such opinion, and subject to such qualifications and limitations as may be set forth in such opinion, for U.S. federal income tax purposes, the Combination will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.  The condition set forth in this Section 6.2(e) shall not be waivable after the effective date of the Registration Statement.

(f)           No Adverse Regulatory Condition.  The Final Orders described in Section 6.1(f) and 6.1(g) shall have been obtained and shall not require the imposition of any Adverse Regulatory Condition which Parent reasonably determines not to waive or accept.

Section 6.3     Conditions Precedent to the Obligations of the Company.  The obligation of the Company to effect the Merger shall be subject to the satisfaction, or, to the extent permitted by Law, waiver in writing by the Company (acting at the direction of the Company Special Committee), at or prior to the Closing of the following conditions:

(a)           Representations and Warranties.

(i)            The representations and warranties of Parent, Merger Sub and Merger LLC contained in Sections 4.1 (Organization; Standing and Power), 4.2 (Capitalization), 4.3(a) (Subsidiaries), 4.4 (Authorization), 4.8(a) (Absence of Certain Changes), 4.13 (Brokers and Other Advisors) and 4.17 (Ownership of Company Common Stock) and 4.19 (Anti-takeover Statutes) shall be true and correct in all respects (other than in the case of the representations and warranties in the first sentence of clause (b) and clause (d) of Section 4.2, each of which shall be true and correct other than de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case, such representation and warranty shall be true and correct in all respects as of such earlier date).

(ii)           The other representations and warranties of Parent, Merger Sub and Merger LLC contained in this Agreement shall be true and correct in all respects (disregarding all materiality and “Parent Material Adverse Effect” qualifiers contained therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which case, such representations and warranties shall be true and correct in all respects as of such earlier date), except where all failures of such representations and warranties referred to in this clause (ii) to be true and correct have not had, and would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)           Performance of Obligations of Parent, Merger Sub and Merger LLC.  Each of Parent, Merger Sub and Merger LLC shall have performed, in all material respects, its covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date.

(c)           No Parent Material Adverse Effect.  Since the date of this Agreement, there shall not have been a Parent Material Adverse Effect.

(d)           Officer’s Certificate.  The Company shall have received a certificate of an executive officer of Parent as to the satisfaction of the conditions set forth in Sections 6.3(a), 6.3(b) and 6.3(c).

(e)           Reorganization Tax Opinion.  The Company shall have received the opinion of Skadden (or other nationally recognized counsel reasonably acceptable to the Company) (“Company Reorganization Tax Counsel”), addressed to the Company and dated as of the Closing Date, in form and substance reasonably satisfactory to the Company, to the effect that, based upon the Reorganization Tax Opinion Representations and any other facts, representations and assumptions set forth or referred to in such opinion, and subject to such qualifications and limitations as may be set forth in such opinion, for U.S. federal income tax purposes, the Combination will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.  The condition set forth in this Section 6.3(e) shall not be waivable after the effective date of the Registration Statement.

Article VII

TERMINATION

Section 7.1     Termination.  This Agreement may be terminated, and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time (and except as set forth below notwithstanding adoption of this Agreement by the stockholders of the Company or by Merger LLC as the sole stockholder of Merger Sub), as authorized by the Company Special Committee or the Company Board (acting at the recommendation of the Company Special Committee) or the Parent Special Committee or the Parent Board (acting at the recommendation of the Parent Special Committee), as applicable, as follows:

(a)           by mutual written consent of each of Parent and the Company;

(b)           by either the Company or Parent if:

(i)            the Merger has not been consummated on or before the first anniversary of the date of this Agreement or such other date and time mutually agreed in writing between Parent and the Company (as extended for any permitted extensions, the “Drop Dead Date”); provided, that the Drop Dead Date may be extended for any or all of the following:

(1)            for a period of up to three (3) months by either Parent (acting at the direction of the Parent Special Committee) or the Company (acting at the direction of the Company Special Committee), by written notice to the Company (in the case notice is delivered by Parent) or Parent (in the case notice is delivered by the Company), if the Merger shall not have been consummated as of the first anniversary of the date of this Agreement as a result of any of the conditions set forth in Section 6.1(e), Section 6.1(f), Section 6.1(g), Section 6.1(h), Section 6.1(i) or Section 6.1(j) not being satisfied but where each of the other conditions set forth in Article VI has been satisfied or waived (or would be satisfied if the Merger were to occur on such date); provided, further, that to the extent one or more Government Shutdowns affect the ability of the Parties to satisfy any of the conditions set forth in Sections 6.1(e), Section 6.1(f), Section 6.1(g), Section 6.1(h), Section 6.1(i) or Section 6.1(j) prior to the Drop Dead Date including any extension thereto (including due to a delay in the ability to make any applicable filings or in the review thereof by any Governmental Authority or NASDAQ), for each calendar day (without duplication) such Government Shutdowns had been in effect and had such effect, the Drop Dead Date shall be extended by one calendar day, but in no event shall the Drop Dead Date be so extended beyond the second anniversary of the date of this Agreement;

(2)            for an initial period of up to fifteen (15) days, which either Parent (acting at the direction of the Parent Special Committee) or the Company (acting at the direction of the Company Special Committee), by written notice to the Company (in the case notice is delivered by Parent) or Parent (in the case notice is delivered by the Company), shall have the right to extend two times by up to an additional fifteen (15) days each time, if the Merger shall not have been consummated as of the first anniversary of the date of this Agreement as a result of any of the conditions set forth in Section 6.2(e) or Section 6.3(e) not being satisfied, but where each of the other conditions set forth in Article VI has been satisfied or waived (or would be satisfied if the Merger were to occur on such date); or

(3)            for an initial period of up to three (3) months, which may be extended by up to an additional three (3) months, by either Parent (acting at the direction of the Parent Special Committee) or the Company (acting at the direction of the Company Special Committee), by written notice to the Company (in the case notice is delivered by Parent) or Parent (in the case notice is delivered by the Company), to permit the Company to consummate prior to or at the Closing, an acquisition, divestiture, strategic business transaction or similar transaction permitted by Part I of Section 5.1 of the Company Disclosure Letter that is pending at the time of such extension if and to the extent the consummation is reasonably required by Section 5.9(a) to satisfy the conditions set forth in Article VI;

provided, however, that, in each case, the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to the Party seeking to terminate this Agreement if such Party’s (in the case of Parent, including Merger Sub or Merger LLC) failure to comply in all material respects with this Agreement has been a primary cause of the failure of the Effective Time to occur on or before the Drop Dead Date;

(ii)            any Governmental Authority shall have issued or granted an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger, the Upstream Merger or the other transactions contemplated by the Transaction Documents and such Order or other action is, or shall have become, final and non-appealable; provided, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to a Party if such Party’s (in the case of Parent, including Merger Sub or Merger LLC) failure to comply in all material respects with its obligations under Section 5.9 has been a primary cause of the issuance of such Order or other action;

(iii)           the Company Requisite Approvals shall not have been obtained at the Company Stockholders Meeting, or at any adjournment or postponement thereof, at which a vote on the adoption of this Agreement was taken (the date on which such vote was taken, the “Company Vote Date”); or

(iv)           the Parent Requisite Approvals shall not have been obtained at the Parent Stockholders Meeting, or at any adjournment or postponement thereof, at which a vote on the adoption of this Agreement was taken (the date on which such vote was taken, the “Parent Vote Date”).

(c)           by the Company:

(i)             prior to receipt of the Parent Requisite Approvals, if (A) Parent, the Parent Board or the Parent Special Committee shall have made a Parent Adverse Recommendation Change or (B) Parent shall have materially breached or failed to perform any of its obligations set forth in Section 5.5 or Section 5.6; or

(ii)            if (A) a breach of any representation or warranty or (B) failure to perform any covenant or agreement, in either case, on the part of Parent, Merger Sub or Merger LLC set forth in this Agreement shall have occurred such that any condition set forth in Section 6.3(a) or Section 6.3(b) would not reasonably be capable of being satisfied and such breach or failure is incapable of being cured by the Drop Dead Date or, if curable, shall not have been cured by the earlier of the Drop Dead Date or the forty-fifth (45th) day after written notice thereof from the Company shall have been received by Parent; provided that the right to terminate this Agreement under this Section 7.1(c)(ii) shall not be available to the Company if the Company has failed to comply in all material respects with any of its obligations under this Agreement.

(d)           by Parent:

(i)             prior to receipt of the Company Requisite Approvals, if (A) the Company, the Company Board or the Company Special Committee shall have made a Company Adverse Recommendation Change or (B) the Company shall have materially breached or failed to perform any of its obligations set forth in Section 5.3 or Section 5.4; or

(ii)            if (A) a breach of any representation or warranty or (B) a failure to perform any covenant or agreement, in either case, on the part of the Company set forth in this Agreement shall have occurred such that any condition set forth in Section 6.2(a) or Section 6.2(b) would not reasonably be capable of being satisfied and such breach or failure is incapable of being cured by the Drop Dead Date, or, if curable, shall not have been cured by the earlier of the Drop Dead Date or the forty-fifth (45th) day after written notice thereof from Parent shall have been received by the Company; provided that the right to terminate this Agreement under this Section 7.1(d)(ii) shall not be available to Parent if Parent, Merger Sub or Merger LLC has failed to comply in all material respects with any of its obligations under this Agreement.

Section 7.2     Effect of Termination.  In the event of termination of this Agreement as provided in Section 7.1 (other than pursuant to Section 7.1(a)), written notice thereof shall be given to Parent, in the case of termination by the Company, or to the Company, in the case of termination by Parent, specifying the provisions hereof pursuant to which such termination is made and the basis therefor, and this Agreement shall forthwith become null and void and of no effect and the obligations of the Parties under this Agreement shall terminate, without Liability of any Party (or any stockholder, director, officer, employee, agent, consultant or Representative of such Party) to the other Parties hereto; provided, that no termination of this Agreement pursuant to Section 7.1 shall relieve any Party from any Liability or damages resulting from Fraud or Willful Breach by such Party prior to such termination, in each case, as determined by a court of competent jurisdiction pursuant to a final and nonappealable judgment; provided, further, that the obligations and other provisions set forth in Section 5.13 (Expenses), this Section 7.2 and Section 7.3 (Payments), as well as Article VIII (Miscellaneous), and the definitions of all defined terms appearing in such Sections or Article shall survive any termination of this Agreement.  No termination of this Agreement shall affect the rights and obligations of the Parties under the Confidentiality Agreement, which shall survive termination of this Agreement in accordance with its terms.

Section 7.3     Payments.

(a)            In the event that prior to the Company Vote Date, Parent terminates this Agreement pursuant to Section 7.1(d)(i), then the Company shall pay Parent a one-time fee equal to $240,000,000 (the “Company Termination Fee”) by wire transfer of immediately available funds to an account designated by Parent within two (2) Business Days of the later of the date of such termination and the date Parent identifies the account to which the Company Termination Fee shall be paid.

(b)            In the event that (i) this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(iii), and (ii) (A) at any time after the date of this Agreement and prior to the Company Vote Date, an Alternative Company Transaction Proposal shall have been publicly announced or publicly made known to the Company Stockholders and not withdrawn, and (B) within twelve (12) months after such termination, the Company or any of its Subsidiaries shall have (x) entered into a definitive agreement with respect to any Alternative Company Transaction Proposal (regardless if consummated during or subsequent to such twelve (12) month period) or (y) consummated any Alternative Company Transaction, then, in any such event, the Company shall pay or cause to be paid to Parent the Company Termination Fee by wire transfer (to an account designated by Parent) of immediately available funds at or prior to the later of (i) the earlier of the entry into such definitive agreement or the consummation of such Alternative Company Transaction and (ii) two (2) Business Days after the date Parent identifies the account to which the Company Termination Fee shall be paid; provided, that for purposes of this Section 7.3(b), each reference to twenty-five percent (25%) in the definition of “Alternative Company Transaction”, including when used in the definition of “Alternative Company Transaction Proposal” shall be replaced with a reference to fifty percent (50%).

(c)            In the event that, prior to the Parent Vote Date, the Company terminates this Agreement pursuant to Section 7.1(c)(i), then Parent shall pay the Company a one-time fee equal to $340,000,000 (the “Parent Termination Fee”) by wire transfer of immediately available funds to an account designated by the Company within two (2) Business Days of the later of the date of such termination and the date the Company identifies the account to which the Parent Termination Fee shall be paid.

(d)            In the event that (i) this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(iv), and (ii) (A) at any time after the date of this Agreement and prior to the Parent Vote Date, an Alternative Parent Transaction Proposal shall have been publicly announced or publicly made known to the Parent Stockholders and not withdrawn, and (B) within twelve (12) months after such termination, Parent or any of its Subsidiaries shall have (x) entered into a definitive agreement with respect to any Alternative Parent Transaction Proposal (regardless if consummated during or subsequent to such twelve (12) month period) or (y) consummated any Alternative Parent Transaction, then, in any such event, Parent shall pay or cause to be paid to the Company the Parent Termination Fee by wire transfer (to an account designated by the Company) of immediately available funds at or prior to the later of (i) the earlier of the entry into such definitive agreement or the consummation of such Alternative Parent Transaction and (ii) two (2) Business Days after the date the Company identifies the account to which the Parent Termination Fee shall be paid; provided, that for purposes of this Section 7.3(d), each reference to twenty-five percent (25%) in the definition of “Alternative Parent Transaction”, including when used in the definition of “Alternative Parent Transaction Proposal” shall be replaced with a reference to fifty percent (50%).

(e)            Each of the Parties hereto acknowledges that (i) the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and (ii) without these agreements, the Parties would not enter into this Agreement; accordingly, if the Company fails to timely pay the Company Termination Fee or Parent fails to timely pay the Parent Termination Fee, in each case, pursuant to this Section 7.3 and, in order to obtain such payment, the other Party commences a suit that results in a judgment against such Party for the payment of the applicable fee set forth in this Section 7.3 and prevails, such Party shall pay the other Party its costs and expenses in connection with such suit (including reasonable attorneys’ fees) together with interest on such amount at an annual rate equal to the prime rate established in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

Article VIII

MISCELLANEOUS

Section 8.1      Effectiveness of Representations, Warranties and Agreements.  Except as set forth in the next sentence, the respective representations, warranties and agreements of the Parties contained herein or in any certificate delivered pursuant hereto prior to or at the Closing will terminate at the Effective Time.  The terms of Article I, Section 5.14, Section 5.23 and this Article VIII, as well as the covenants and other agreements set forth in this Agreement that by their terms apply, or that are to be performed, in whole or in part, after the Effective Time, shall survive the consummation of the Merger.  For the avoidance of doubt, it is agreed and acknowledged by each of the Parties that the statements and representations set forth in the Signing Split-Off Tax Opinion Representation Letters, the Closing Split-Off Tax Opinion Representation Letters, the Company Reorganization Tax Opinion Representation Letter and the Parent Reorganization Tax Opinion Representation Letter are made solely to Split-Off Tax Counsel, Company Reorganization Tax Counsel and Parent Tax Counsel, as applicable, and are not intended to and shall not confer upon any of the Parties or any other Person any rights or remedies (including serving as the basis of a claim for, or a defense against, any Action by any Party or other Person).

Section 8.2      Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given (a) on the date of delivery if delivered personally or sent via e-mail or (b) on the first (1st) Business Day following the date of dispatch if sent by a nationally recognized overnight courier (providing proof of delivery), in each case to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to Parent, Merger Sub, Merger LLC or Parent Special Committee, to:

Liberty Broadband Corporation
12300 Liberty Boulevard
Englewood, CO 80112
Attention:                      Chief Legal Officer
Email:                            [Separately provided]

with a copy to (which shall not constitute notice):

Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
Facsimile: (212) 909-6000
Attention:                      Jeffrey J. Rosen
                                      Michael A. Diz
Email:                            jrosen@debevoise.com
                                      madiz@debevoise.com

if to the Company, to:

GCI Liberty, Inc.
12300 Liberty Boulevard
Englewood, CO 80112
Attention:                      Chief Legal Officer
Email:                            [Separately provided]

with a copy to (which shall not constitute notice):

Baker Botts L.L.P.
2001 Ross Avenue
Suite 900
Dallas, Texas 75201-2980
Attention:                      Samantha Crispin
                                      Nicole Perez
Email:                           samantha.crispin@bakerbotts.com
                                      nicole.perez@bakerbotts.com

if to the Company Special Committee, to:

GCI Liberty, Inc.
12300 Liberty Boulevard
Englewood, CO 80112
Attention:                      Chief Legal Officer
Email:                            [Separately provided]

with a copy to (which shall not constitute notice):

Morris, Nichols, Arsht & Tunnell LLP
1201 N Market, St #1600
Wilmington, DE 19801
Attention:                      Melissa A. DiVincenzo
                                      Eric S. Klinger-Wilensky
Email:                            mdivincenzo@mnat.com
                                      ekwilensky@mnat.com

Section 8.3     Entire Agreement; No Third-Party Beneficiaries.  This Agreement, the documents and the instruments referred to herein, the other Transaction Documents, the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and neither Party is relying on any other oral or written representation, agreement or understanding and no Party makes any express or implied representation or warranty in connection with the transactions contemplated by this Agreement, in each case other than as set forth in this Agreement.  This Agreement is not intended to and shall not confer upon any Person other than the Parties any rights or remedies except as provided in Section 5.14; provided, that the Debt Financing Sources are express third-party beneficiaries of the Debt Financing Source Provisions and are entitled to enforce such Debt Financing Source Provisions.

Section 8.4     Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the Parties hereto without the prior written consent of the other Parties.

Section 8.5     Amendment and Supplements.  This Agreement may be amended or supplemented at any time by additional written agreements signed by the Parties (following, in the case of Parent, the approval of the Parent Special Committee and, in the case of Company, the approval of the Company Special Committee) to be necessary, desirable or expedient to further the purpose of this Agreement or to clarify the intention of the Parties, whether before or after adoption of this Agreement by the Company Stockholders, the Parent Stockholders or Merger LLC as sole stockholder of Merger Sub; provided, however, that, after the Company Requisite Approvals, the Parent Requisite Approvals or the adoption of this Agreement by the sole stockholder of Merger Sub has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval or adoption by the Company Stockholders, the Parent Stockholders or the sole stockholder of Merger Sub under applicable Law without such requisite approval or adoption.  This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the Parties in interest at the time of the amendment and, with respect to Section 5.14, any other Person whose consent is required to effect such amendment.  Notwithstanding anything to the contrary contained herein, the Debt Financing Source Provisions (and any provision of this Agreement to the extent an amendment or supplement of such provision would modify the substance of any Debt Financing Source Provisions) may not be amended, supplemented, waived or otherwise modified in a manner that is materially adverse to any Debt Financing Source without the prior written consent of the Debt Financing Sources that are materially adversely affected thereby.

Section 8.6     Headings.  The headings and table of contents contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.7     Waiver.  No provision of this Agreement may be waived except by a written instrument signed by the Party against whom the waiver is to be effective (including, in the case of Parent, upon the approval of the Parent Special Committee, and, in the case of Company, upon approval of the Company Special Committee).  Any agreement on the part of a Party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such Party (including, in the case of Parent, upon the approval of the Parent Special Committee, and, in the case of Company, upon approval of the Company Special Committee).  No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies provided herein shall be cumulative and not exclusive of any rights or remedies provided by Law.  For the avoidance of doubt, the conditions to Closing set forth in Section 6.1(b) and Section 6.1(d) may not be waived.

Section 8.8     No Additional Representations.

(a)            Except for the representations and warranties expressly made by the Company in Article III and in any certificate, document or agreement to be delivered by the Company pursuant to this Agreement, neither the Company nor any other Person makes, and Parent disclaims any reliance upon, any express or implied representation or warranty whatsoever or with respect to any information provided or made available in connection with the transactions contemplated by this Agreement with respect to the Company and its Subsidiaries and their respective assets, Liabilities and businesses, including any information, documentation, forecasts, budgets, projections or estimates provided by the Company or any of its Representatives, including the Company Special Committee and its advisors, including in any “data rooms” or management presentations or the accuracy or completeness of any of the foregoing.

(b)            Except for the representations and warranties expressly made by Parent, Merger Sub and Merger LLC in Article IV and in any certificate, document or agreement to be delivered by Parent, Merger Sub or Merger LLC pursuant to this Agreement, neither Parent, Merger Sub, Merger LLC nor any other Person makes, and the Company disclaims any reliance upon, any express or implied representation or warranty whatsoever or with respect to any information provided or made available in connection with the transactions contemplated by this Agreement with respect to Parent, Merger Sub and Merger LLC or their respective assets, Liabilities or businesses, including any information, documentation, forecasts, budgets, projections or estimates provided by Parent, Merger Sub, Merger LLC or any of their respective Representatives, including the Parent Special Committee and its advisors, including in any “data rooms” or management presentations or the accuracy or completeness of any of the foregoing.

Section 8.9     Counterparts.  This Agreement may be executed in one (1) or more counterparts, all of which shall be considered one (1) and the same agreement and shall become effective when one (1) or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.  The exchange of copies of this Agreement and of signature pages by facsimile or e-mail shall constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement for all purposes.  Signatures of the Parties transmitted by facsimile or e-mail shall be deemed to be their original signatures for all purposes.

Section 8.10     Applicable Law.  All disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby shall be governed by and construed in accordance with the Laws of the State of Delaware without regard to its rules of conflict of Laws.

Section 8.11     Jurisdiction.  Each of the Parties hereto (a) irrevocably and unconditionally consents to submit itself to the sole and exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, or, solely if that court does not have subject matter jurisdiction, the Superior Court of the State of Delaware, or, solely if the subject matter of the action is one over which exclusive jurisdiction is vested in the courts of the United States of America, a federal court sitting in the State of Delaware (collectively, the “Delaware Courts”) in connection with any dispute, claim, or controversy arising out of or relating to this Agreement or the transactions contemplated hereby, (b) waives any objection to the laying of venue of any such litigation in any of the Delaware Courts, (c) agrees not to plead or claim in any such court that such litigation brought therein has been brought in an inconvenient forum and agrees not otherwise to attempt to deny or defeat such personal jurisdiction or venue by motion or other request for leave from any such court, and (d) agrees that it will not bring any Action in connection with any dispute, claim, or controversy arising out of or relating to this Agreement or the transactions contemplated hereby, in any court or other tribunal, other than the Delaware Courts (in the manner and priority set forth in subsection (a) of this Section 8.11).  All Actions arising out of or relating to this Agreement or the transactions contemplated hereby shall be heard and determined in the Delaware Courts.  Each of the Parties hereto hereby irrevocably and unconditionally agrees that service of process in connection with any dispute, claim, or controversy arising out of or relating to this Agreement or the transactions contemplated hereby may be made upon such Party by prepaid certified or registered mail, with a validated proof of mailing receipt constituting evidence of valid service, directed to such Party at the address specified in Section 8.2.  Service made in such manner, to the fullest extent permitted by applicable Law, shall have the same legal force and effect as if served upon such Party personally within the State of Delaware.  Nothing herein shall be deemed to limit or prohibit service of process by any other manner as may be permitted by applicable Law.

Section 8.12     Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.12.

Section 8.13     Joint Participation in Drafting this Agreement.  The Parties acknowledge and confirm that each of their respective attorneys have participated jointly in the drafting, review and revision of this Agreement and that it has not been written solely by counsel for one Party and that each Party has had the benefit of its independent legal counsel’s advice with respect to the terms and provisions hereof and its rights and obligations hereunder.  Each Party hereto, therefore, stipulates and agrees that the rule of construction to the effect that any ambiguities are to be or may be resolved against the drafting Party shall not be employed in the interpretation of this Agreement to favor any Party against another and that no Party shall have the benefit of any legal presumption or the detriment of any burden of proof by reason of any ambiguity or uncertain meaning contained in this Agreement.

Section 8.14     Enforcement of this Agreement.  The Parties acknowledge and agree that irreparable damage would occur and that the Parties would not have any adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that monetary damages, even if available, would not be an adequate remedy therefor.  It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of equitable relief to prevent breaches of this Agreement (without the obligation to post a bond therefor) and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.  In the event that any Action shall be brought by any Party in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law or that the award of specific performance is not an appropriate remedy for any reason of law or equity.  Notwithstanding anything to the contrary contained herein, any determination by (i) the Parent Board with respect to the enforcement (or non-enforcement) of Parent’s rights hereunder shall be made only with the approval of the Parent Special Committee and (ii) the Company Board with respect to the enforcement (or non-enforcement) of the Company’s rights hereunder shall be made only with the approval of the Company Special Committee.  Notwithstanding anything to the contrary in this Agreement, if any Party brings an Action to enforce specifically the terms of this Agreement (other than an action to specifically enforce any provision that expressly survives termination of this Agreement), the Drop Dead Date shall automatically be extended to (i) the twentieth (20th) Business Day following the resolution of such Action or (ii) such other time period established by the court presiding over such Action.

Section 8.15     Limited Liability.  Notwithstanding any other provision of this Agreement, no stockholder, director, officer, Affiliate, agent or Representative of any Party (other than Parent as the sole member of Merger LLC and Merger LLC as the sole stockholder of Merger Sub) will have any Liability for a breach of the covenants, obligations, representations or warranties of the Company or Parent, respectively, hereunder or under any certificate or letter delivered by the Company or Parent, respectively, with respect thereto and, to the fullest extent legally permissible, each Party, for itself and its stockholders, directors, officers and Affiliates, waives and agrees not to seek to assert or enforce any such Liability which any such Person otherwise might have pursuant to applicable Law.

Section 8.16     Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, insofar as the foregoing can be accomplished without materially affecting the economic benefits anticipated by the parties to this Agreement and, in the case of the Company, the Company Stockholders.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the greatest extent possible.

Section 8.17     Incorporation of Exhibits.  The Company Disclosure Letter, the Parent Disclosure Letter and all Exhibits and schedules attached hereto and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

Section 8.18     No Joint Venture.  Nothing contained in this Agreement shall be deemed or construed as creating a joint venture or partnership between any of the Parties hereto.  No Party is by virtue of this Agreement is authorized as an agent, employee or legal Representative of any other Party.  No Party shall have the power to control the activities and operations of any other and their status is, and at all times shall continue to be, that of independent contractors with respect to each other.  No Party shall have any power or authority to bind or commit any other Party.  No Party shall hold itself out as having any authority or relationship in contravention of this Section 8.18.

Section 8.19     Special Committee Matters.  Prior to the Effective Time, without the consent of the Parent Special Committee or Company Special Committee, as applicable, (a) the Parent Board or the Company Board, as applicable, shall not eliminate, revoke or diminish the authority of, the Parent Special Committee or the Company Special Committee, as applicable or (b) remove or cause the removal of any director of the Parent Board or the Company Board, as applicable, that is a member of the Parent Special Committee or the Company Special Committee, as applicable, either as a member of the Parent Board or the Company Board, as applicable, or of the Parent Special Committee or the Company Special Committee, as applicable.  For the avoidance of doubt, any amendment or waiver of, or consent required by this Agreement by the Company or the Company Board or Parent or the Parent Board, as applicable, shall require the approval of the Parent Special Committee or Company Special Committee, as applicable.  The Parent Special Committee (and, for so long as the Parent Special Committee is in existence, only the Parent Special Committee) and the Company Special Committee (and, for so long as the Company Special Committee is in existence, only the Company Special Committee) may pursue any action or litigation with respect to breaches of this Agreement on behalf of the Company or Parent, as applicable.

Section 8.20     Lender Limitations.  Notwithstanding anything to the contrary contained in this Agreement, each of the Parties: (a) agrees that it will not bring or support any litigation, person in any action, suit, proceeding, cause of action, claim, cross claim or third-party claim of any kind or description, whether at law or in equity, whether in contract or in tort or otherwise, against any of the Debt Financing Sources in any way relating to this Agreement or any of the transactions contemplated herein, including, any dispute arising out of or relating in any way to the Debt Financing, in any forum other than the federal and New York state courts located in the Borough of Manhattan within the City of New York; (b) agrees that all litigation, actions, suits, proceedings, causes of action, claims, cross claims or third-party claims (whether at law, in equity, in contract, in tort or otherwise) against any of the Debt Financing Sources in any way relating to the Debt Financing, shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to principles or rules or conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction; and (c) hereby irrevocably and unconditionally waives, and covenants that it will not assert, any right such party may have to a trial by jury in respect of any litigation, action, suit, proceeding, cause of action, claim, cross claim or third-party claim of any kind or description (whether in law or in equity, whether in contract or in tort or otherwise) directly or indirectly arising out of or relating in any way to the Debt Financing.  Notwithstanding anything herein to the contrary, each of the Company, on behalf of itself and each of its Subsidiaries (and, to the extent permitted by applicable Law, on behalf of each of its equity holders, directors, officers and employees) acknowledges and agrees that it (and such other Persons) shall have no recourse against the Debt Financing Sources in connection with the Debt Financing, and the Debt Financing Sources shall be subject to no liability or claims by such Persons in connection with the Debt Financing or in any way relating to this Agreement or any of the transactions contemplated hereby or thereby, whether at law, in equity, in contract, in tort or otherwise, and no Debt Financing Source shall have any rights or claims against the Company or any of its Subsidiaries (and any of their respective equity holders, directors, officers and employees) in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby, whether at law or equity, in contract, in tort or otherwise; provided that, (x) the foregoing will not limit the rights of the parties to the Debt Financing under any definitive agreements related thereto and (y) the foregoing will not in any manner limit the recourse of or against any of the parties to the Company Margin Facility or the Parent Margin Facility or otherwise limit any of their respective rights, obligations, liabilities, claims or rights to bring claims arising under or with respect to the Company Margin Facility or the Parent Margin Facility, as applicable (including in respect of the Debt Financing contemplated by the Parent Margin Facility).

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement and Plan of Merger as of the date first above written.

LIBERTY BROADBAND CORPORATION

By:	/s/ Renee L. Wilm
	Name:	Renee L. Wilm
	Title:	Chief Legal Officer

GRIZZLY MERGER SUB 2, INC.

By:	/s/ Renee L. Wilm
	Name:	Renee L. Wilm
	Title:	Chief Legal Officer

GRIZZLY MERGER SUB 1, LLC

By:	/s/ Renee L. Wilm
	Name:	Renee L. Wilm
	Title:	Chief Legal Officer

[Signature Page to Agreement and Plan of Merger]

GCI LIBERTY, INC.

By:	/s/ Craig Troyer
	Name:	Craig Troyer
	Title:	Senior Vice President and Assistant Secretary

[Signature Page to Agreement and Plan of Merger]

List of Omitted Exhibits

The following exhibits and schedules to the Agreement and Plan of Merger, dated as of August 6, 2020, by and among Liberty Broadband Corporation, Grizzly Merger Sub 2, Inc., Grizzly Merger Sub 1, LLC and GCI Liberty, Inc. have not been provided herein:

Exhibit A-1 — Voting Agreement in respect of the Company

Exhibit A-2 — Voting Agreement in respect of Parent

Exhibit B — Exchange Agreement

Exhibit C — Form of Certificate of Designations

Exhibit D — Form of Certificate of Merger

Exhibit E — Form of Company Reorganization Tax Opinion Representation Letter

Exhibit F — Form of Parent Reorganization Tax Opinion Representation Letter

Exhibit G — Form of Upstream Merger Certificate

Exhibit H — Form of Surviving Corporation Certificate of Incorporation

Exhibit I — Form of Surviving Corporation Bylaws

Exhibit J — Form of Split-Off Closing Tax Opinion

The registrant hereby undertakes to furnish supplementally a copy of any omitted exhibit to the Securities and Exchange Commission upon request.

EXHIBIT 10.1

EXECUTION VERSION

EXCHANGE AGREEMENT

This Exchange Agreement (this “Agreement”) is made and entered into as of August 6, 2020, by and among John C. Malone (“Dr. Malone”), the John C. Malone 1995 Revocable Trust U/A DTD 3/6/1995 (the “Trust”) and Liberty Broadband Corporation, a Delaware corporation (“Parent”).

RECITALS

WHEREAS, simultaneously with the execution of this Agreement, Parent, GCI Liberty, Inc., a Delaware corporation (the “Company”), Grizzly Merger Sub 1, LLC, a Delaware limited liability company and Wholly Owned Subsidiary of Parent (“Merger LLC”), and Grizzly Merger Sub 2, Inc., a Delaware corporation and Wholly Owned Subsidiary of Merger LLC (“Merger Sub”), are entering into the Agreement and Plan of Merger, dated as of the date hereof (as amended pursuant to its terms, the “Merger Agreement”), pursuant to which, upon the terms and subject to the conditions set forth therein (i) Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger, and (ii) immediately following the Merger, the Company, as the surviving corporation in the Merger and a Wholly Owned Subsidiary of Merger LLC, will merge with and into Merger LLC (the “Upstream Merger”, and together with the Merger, the “Combination”), with Merger LLC surviving the Upstream Merger;

WHEREAS, at the Effective Time, except as otherwise provided in the Merger Agreement, each share of Company Series A Common Stock issued and outstanding immediately prior to the Effective Time will automatically be converted into the right to receive 0.580 shares of Parent Series C Common Stock; each share of Company Series B Common Stock issued and outstanding immediately prior to the Effective Time will automatically be converted into the right to receive 0.580 shares of Parent Series B Common Stock; and each share of Company Preferred Stock issued and outstanding immediately prior to the Effective Time will automatically be converted into the right to receive one share of Parent Preferred Stock;

WHEREAS, in connection with the Combination, as required by Parent and the Company in connection with the execution of the Merger Agreement, the Trust has agreed to (i) waive its right to receive certain shares of Parent Series B Common Stock in the Merger in respect of the shares of Company Series B Common Stock held by the Trust immediately prior to the Effective Time, and (ii) to receive shares of Parent Series C Common Stock, on the terms and subject to the conditions herein, so that the Malone Voting Power immediately following the Effective Time is as close as possible to being equal to, but without being greater than, the Target Voting Power;

WHEREAS, Dr. Malone and Parent have agreed that the Malone Series C Exchangeable Shares will be exchangeable on a one-for-one basis, at the option of Dr. Malone, into shares of Parent Series B Common Stock upon the occurrence of a Dilutive Event on the terms and subject to the conditions set forth herein;

WHEREAS, Dr. Malone and Parent have further agreed that Dr. Malone or the Trust will exchange shares of Parent Series B Common Stock for shares of Parent Series C Common Stock, on a one-for-one basis, upon the occurrence of an Accretive Event on the terms and subject to the conditions set forth herein; and

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WHEREAS, Dr. Malone and Parent have further agreed that Dr. Malone or the Trust will receive, subject to the discretion of Parent to elect an exchange pursuant to Section 5 of this Agreement, the same per share amount and form of consideration to be received by holders of Parent Series B Common Stock for each Malone Series C Exchangeable Share then held by Malone or the Trust, on a one-for-one basis, upon the occurrence of a Fundamental Event on the terms and subject to the conditions set forth herein.

NOW THEREFORE, in consideration of the covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.	Definitions. Capitalized terms used but not defined in this Agreement have the respective meanings assigned to those terms in the Merger Agreement. In addition, as used in this Agreement, the following terms will have the following meanings:

“Accretive Event” means any event resulting in the reduction of the Outstanding Votes, whether by repurchase, redemption, conversion or otherwise, immediately following which, and after taking into account any concurrent or substantially concurrent other event resulting in a reduction of the number of Outstanding Votes or the effects of any substantially concurrent Dilutive Event, the Malone Voting Power would be greater than 0.5% plus the Target Voting Power at such time.

“Accretive Event Notice” has the meaning set forth in Section 4(a).

“Agreement” has the meaning set forth in the preamble.

“Available Parent Series B Shares” means, at the time of any determination thereof, shares of Parent Series B Common Stock in an amount equal to (x) the number of Waived Parent Series B Shares, plus (y) the aggregate number of Reverse Exchange Malone Series B Exchange Shares delivered to Parent at any one or more Reverse Exchange Closings occurring prior to such date of determination, minus (y) the aggregate number of any Dilutive Event Parent Series B Exchange Shares delivered by Parent at any one or more prior Dilutive Event Exchange Closings.

“beneficial owner”, “beneficial ownership” and “beneficially owns” have the meanings given such terms in Rule 13d-3 under the Exchange Act and Dr. Malone’s beneficial ownership of capital stock or other equity security which is then entitled to vote generally in the election of directors shall be calculated in accordance with the provisions of such Rule; provided, however, that, for purposes of determining beneficial ownership, (a) Dr. Malone shall be deemed to be the beneficial owner of any Equity which may be acquired by Dr. Malone (disregarding any conditions or legal impediments to such beneficial ownership), whether within sixty (60) days or thereafter, upon the conversion, exchange or exercise of any warrants, options, rights or other securities issued by a Person, (b) notwithstanding clause (a), Dr. Malone shall not be deemed to beneficially own any Available Parent Series B Shares unless and until Dr. Malone acquires such shares at an Exchange Closing pursuant to the terms of this Agreement and Dr. Malone will cease to beneficially own any shares of Parent Series B Common Stock upon delivery of such shares to Parent at any Reverse Exchange Closing, (c) notwithstanding clause (a), Dr. Malone shall not be deemed to beneficially own any Parent Series A Common Stock into which shares of Parent Series B Common Stock beneficially owned by Dr. Malone may be converted pursuant to the Parent Charter, (d) Dr. Malone shall not be deemed to beneficially own any Equity solely as a result of Dr. Malone’s execution of any Transaction Document or Dr. Malone’s filing of any reports, forms or schedules with the SEC in connection with any of the matters contemplated hereby or thereby, and (e) Dr. Malone shall be deemed to beneficially own any shares of Parent Series B Common Stock Transferred to, and held by, a Family Member for purposes of any determination of the Malone Voting Power.

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“Combination” has the meaning set forth in the Recitals.

“Combination Closing” means the closing of the Combination pursuant to the Merger Agreement.

“Combination Closing Issuance” has the meaning set forth in Section 2.

“Company” has the meaning set forth in the Recitals.

“Delaware Courts” has the meaning set forth in Section 16.

“Dilutive Event” means any event resulting in the increase of the Outstanding Votes, whether upon the exercise of stock options, conversion of any convertible security, issuance of capital stock or otherwise, immediately following which, and after taking into account any concurrent or substantially concurrent other event resulting in the increase of the number of Outstanding Votes or the effects of any substantially concurrent Accretive Event, the Malone Voting Power would be less than the Target Voting Power at such time minus 0.5%.

“Dilutive Event Exchange” has the meaning set forth in Section 3(d).

“Dilutive Event Exchange Closing” has the meaning set forth in Section 3(c).

“Dilutive Event Notice” has the meaning set forth in Section 3(a).

“Dilutive Event Parent Series B Exchange Shares” has the meaning set forth in Section 3(d).

“Dilutive Event Series C Exchangeable Shares” has the meaning set forth in Section 3(b).

“Exchange” means a Dilutive Event Exchange, a Reverse Exchange or a Fundamental Event Exchange.

“Exchange Closing” means a Dilutive Event Exchange Closing, a Reverse Exchange Closing or a Fundamental Event Exchange Closing.

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“Exchange Event” means a Dilutive Event, an Accretive Event or a Fundamental Event.

“Exchange Notice” has the meaning set forth in Section 3(b).

“Family Member” means a descendant of a parent of either John C. Malone or Leslie A. Malone.

“Fundamental Event” means any combination, consolidation, merger, split-off, spin-off, rights offering, or dividend, in each case, as a result of which holders of Parent Series B Common Stock are entitled to receive securities of Parent, securities of another Person, property or cash, or a combination thereof.

“Fundamental Event Exchange” has the meaning set forth in Section 5.

“Fundamental Event Exchange Closing” has the meaning set forth in Section 5.

“Fundamental Event Parent Series B Exchange Shares” has the meaning set forth in Section 5.

“Fundamental Event Series C Exchangeable Shares” has the meaning set forth in Section 5.

“Independent Director” means a member of the Parent Board who (i) qualifies as an “Independent Director” as defined in the NASDAQ Marketplace Rules or who qualifies as “independent” under the applicable rules and regulations of any other national securities exchange on which the Parent Capital Stock is publicly traded after the date hereof and (ii) is independent for purposes of Delaware law (as determined in good faith by the Parent Board) from Dr. Malone.

“Initial Malone Series C Exchangeable Shares” means the shares of Parent Series C Common Stock to be issued and/or delivered to the Trust at the Effective Time pursuant to Section 2 hereof, which shall be equal to the number of Waived Parent Series B Shares. For the avoidance of doubt, the Initial Malone Series C Exchangeable Shares shall not include any shares of Parent Series C Common Stock that the Trust or the Leslie A. Malone 1995 Rev Trust receives as Series A Consideration.

“Malone Rescission Shares” shall have the meaning set forth in Section 6.

“Malone Series C Exchangeable Shares” means, at the time of any determination thereof, shares of Parent Series C Common Stock in an amount equal to (x) the number of Initial Malone Series C Exchangeable Shares plus (y) the aggregate number of any Reverse Exchange Parent Series C Exchange Shares issued to Dr. Malone or the Trust at any one or more prior Reverse Exchange Closings, minus (z) the aggregate number of any Dilutive Event Series C Exchangeable Shares exchanged by Dr. Malone or the Trust at any one or more prior Dilutive Event Exchange Closings.

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“Malone Voting Power” means, at the time of any determination thereof, the aggregate voting power of the Voting Securities with respect to which Dr. Malone has beneficial ownership as a percentage of the voting power of all outstanding Voting Securities.

“Merger” has the meaning set forth in the Recitals.

“Merger Agreement” has the meaning set forth in the Recitals.

“Merger LLC” has the meaning set forth in the Recitals.

“Merger Sub” has the meaning set forth in the Recitals.

“Dr. Malone” has the meaning set forth in the preamble.

“Non-Exempt Transfer” means a Transfer of Parent Series B Common Stock beneficially owned by Dr. Malone to any Person, other than a Transfer (i) that does not result in Dr. Malone ceasing to be the beneficial owner of such shares of Parent Series B Common Stock (provided, however, that if, following such Transfer, Dr. Malone ceases to be the beneficial owner of such shares of Parent Series B Common Stock, such shares of Parent Series B Common Stock shall be deemed to be Transferred in a Non-Exempt Transfer at the time Dr. Malone so ceases to be the beneficial owner thereof), (ii) (x) to a Family Member for estate-planning purposes or (y) to the President and Chief Executive Officer of Parent as of the date hereof, so long as such person remains a director and officer of Parent (the person referred to in this subsection (ii)(y) of this definition, the “Proposed Transferee”); provided, that, in the case of Transfers referred to in clause (y) of this subsection (ii), the Proposed Transferee (1) is Transferred all of the Parent Series B Common Stock then beneficially owned by Dr. Malone and the Trust and all rights to Available Parent Series B Shares available to Dr. Malone and the Trust under this Agreement at such time and (2) has signed a Successor Exchange Agreement prior to such Transfer, or (iii) upon the death of Dr. Malone, to his heirs, executors, administrators, testamentary trustees, legatees or beneficiaries; provided, in the case of Transfers referred to in this subsection (iii), such Transfer shall be deemed a Non-Exempt Transfer unless such transferees have signed a Successor Exchange Agreement within 180 days (or such later date as determined by the Independent Directors) of the date of such Transfer.

“Outstanding Votes” means, at the time of any determination thereof, the total number of votes of the outstanding Voting Securities that may be cast at any meeting of stockholders of Parent at which matters generally voted on by the holders of Voting Securities are to be considered.

“Parent” has the meaning set forth in the preamble.

“Parent Charter” means the Restated Certificate of Incorporation of Parent, as amended from time to time.

“Parent Exchange Shares” means (i) the Initial Malone Series C Exchangeable Shares, (ii) any Dilutive Event Parent Series B Exchange Shares issued in a Dilutive Exchange, (iii) any Reverse Exchange Parent Series C Exchange Shares issued in a Reverse Exchange or (iv) any Available Parent Series B Shares issued in a Fundamental Event Exchange.

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“Parent Rescission Shares” shall have the meaning set forth in Section 6.

“Permitted Encumbrance” means (i) any Encumbrance under this Agreement (including, without limitation, pursuant to Section 6 hereof), and (ii) any restrictions on transfer arising under securities Laws of general applicability.

“Rescission” has the meaning set forth in Section 6.

“Rescission Exchange” has the meaning set forth in Section 9.

“Reverse Exchange” has the meaning set forth in Section 4(c).

“Reverse Exchange Closing” has the meaning set forth in Section 4(b).

“Reverse Exchange Malone Series B Exchange Shares” has the meaning set forth in Section 4(c).

“Reverse Exchange Parent Series C Exchange Shares” has the meaning set forth in Section 4(c).

“Successor Exchange Agreement” means a successor exchange agreement, approved by the Independent Directors, between Parent and one or more persons, in substantially the form of this Agreement with such modifications as are necessary such that (i) if, as of the time of execution of such successor exchange agreement, such person’s beneficial ownership as a percentage of the voting power of all outstanding Voting Securities is greater than the Target Voting Power, such person agrees to transfer Parent Series B Common Stock to Parent in exchange for Parent Series C Common Stock so that such person’s beneficial ownership as a percentage of the voting power of all outstanding Voting Securities does not exceed the Target Voting Power and (ii) the number of Available Parent Series B Shares under such successor exchange agreement includes that number of Available Parent Series B Shares under this Agreement at the time of execution of the successor exchange agreement.

“Target Voting Power” means 49% (or such lesser percentage from time to time in effect as a result of decreases in accordance with the following provisions). At the time of each Transfer, if any, of Parent Series B Common Stock in a Non-Exempt Transfer, the Target Voting Power shall be decreased by an amount equal to the aggregate voting power of Parent Series B Common Stock Transferred in such Non-Exempt Transfer (expressed as a percentage of the voting power of all outstanding Voting Securities at such time). For the avoidance of doubt, if the Target Voting Power has previously been decreased to 45% and the aggregate voting power of Parent Series B Common Stock Transferred in a subsequent Non-Exempt Transfer is 1%, the Target Voting Power shall be 44%.

“Transfer” means a sale, transfer or disposition of beneficial ownership, directly or indirectly, whether by operation of law or otherwise; provided, however, the granting of any proxy to vote Parent Series B Common Stock in connection with a Fundamental Event will not be deemed a Transfer of beneficial ownership of the underlying shares.

“Trust” has the meaning set forth in the preamble.

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“Upstream Merger” has the meaning set forth in the Recitals.

“Voting Securities” shall have the meaning set forth in the Parent Charter, together with any shares of a new class or series of capital stock of Parent issued after the date hereof which by the terms of any amendment to the Parent Charter (including through the effectiveness of a Preferred Stock Designation (as defined in the Parent Charter)) is designated as a Voting Security.

“Waived Parent Series B Shares” means the portion of the shares of Parent Series B Common Stock that, but for the waiver contained in Section 2 hereof, would have been issued to the Trust pursuant to the Merger which shall be equal to the minimum number of whole shares of Parent Series B Common Stock which must be subtracted from the total number of shares of Parent Series B Common Stock to which the Trust is entitled to receive pursuant to the Merger such that the Malone Voting Power immediately following the Effective Time is as close as possible to being equal to, but without being greater than, the Target Voting Power.

“Waiver” has the meaning set forth in Section 2.

2.	Waiver; Combination Closing Issuance. The Trust hereby waives its right to receive in the Merger as Series B Consideration the Waived Parent Series B Shares (the “Waiver”) and, at the Effective Time, Parent shall issue to the Trust the Initial Malone Series C Exchangeable Shares (the “Combination Closing Issuance”).

3.	Exchange Upon Dilutive Events.

(a)	If Parent proposes to consummate any Dilutive Event or receives notice of any occurrence, event or fact that would reasonably be expected to cause, or has caused, a Dilutive Event, Parent shall provide prompt written notice to Dr. Malone (a “Dilutive Event Notice”), specifying the nature and timing of the Dilutive Event and a reasonable estimate of the Malone Voting Power after giving effect to such Dilutive Event (for the avoidance of doubt, without giving effect to any Dilutive Event Exchange in respect thereof).

(b)	No later than five (5) Business Days after the later of (x) receipt of a Dilutive Event Notice by Dr. Malone or (y) occurrence of the Dilutive Event, Dr. Malone may deliver to Parent written notice (an “Exchange Notice”), specifying the number of Malone Series C Exchangeable Shares to be exchanged by one or both of Dr. Malone and the Trust for shares of Parent Series B Common Stock (collectively, the “Dilutive Event Series C Exchangeable Shares”); provided, that the number of Dilutive Event Series C Exchangeable Shares may not exceed the lesser of (i) such number of shares of Parent Series B Common Stock, the incremental beneficial ownership of which by Dr. Malone or the Trust would cause the Malone Voting Power immediately following the consummation and closing of such Dilutive Event Exchange to be as close as possible to being equal to, but without being greater than, the Target Voting Power, and (ii) the number of Available Parent Series B Shares at such time.

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(c)	The consummation and closing of any Dilutive Event Exchange will take place as promptly as practicable following the later of (i) the delivery of an Exchange Notice and (ii) the receipt of any necessary regulatory approvals required for Dr. Malone and Parent to complete such Dilutive Event Exchange (including pursuant to the HSR Act or any other Competition Law) (the “Dilutive Event Exchange Closing”), and at a location and time agreed to by Dr. Malone and Parent; provided, however, that the conditions set forth in Sections 11, 12 and 13 shall have been satisfied (or waived by the party entitled to the benefit of same).

(d)	At any Dilutive Event Exchange Closing, on the terms and subject to the conditions contained in this Agreement (including after giving effect to any adjustments in accordance with Section 20(d) hereof), Dr. Malone and the Trust, as applicable, shall convey, transfer and deliver to Parent their respective number of Dilutive Event Series C Exchangeable Shares specified in the Exchange Notice for such Dilutive Event Exchange Closing free and clear of all Encumbrances other than Permitted Encumbrances, and, in exchange therefor, Parent shall issue and/or deliver to Dr. Malone and the Trust, as applicable, such number of shares of Parent Series B Common Stock as is equal to such number of Dilutive Event Series C Exchangeable Shares delivered by Dr. Malone and the Trust, respectively (the transactions described in this clause (d) being a “Dilutive Event Exchange”, and such shares of Parent Series B Common Stock so delivered pursuant to a Dilutive Event Exchange, the “Dilutive Event Parent Series B Exchange Shares”), which Dilutive Event Parent Series B Exchange Shares shall be duly authorized, validly issued, fully paid and nonassessable and free and clear of all Encumbrances other than Permitted Encumbrances.

(e)	At any Dilutive Event Exchange Closing, Parent and Dr. Malone will duly execute and deliver a cross receipt acknowledging the receipt by Dr. Malone or the Trust of the Dilutive Event Parent Series B Exchange Shares and the receipt by Parent of the Dilutive Event Series C Exchangeable Shares.

4.	Reverse Exchange Upon Accretive Events.

(a)	If Parent proposes to consummate any Accretive Event or receives notice of any occurrence, event or fact that would reasonably be expected to cause, or has caused, an Accretive Event, Parent shall provide prompt written notice to Dr. Malone (an “Accretive Event Notice”), specifying the nature and timing of the Accretive Event and a reasonable estimate of the Malone Voting Power after giving effect to such Accretive Event (for the avoidance of doubt, without giving effect to any Reverse Exchange in respect thereof) and its reasonable estimate of the Reverse Exchange Malone Series B Exchange Shares to be delivered at the Reverse Exchange Closing relating to such Accretive Event Notice.

(b)	No later than the earlier of (x) five (5) Business Days after receipt of an Accretive Event Notice by Dr. Malone and (y) the date on which an Accretive Event is to occur, but in any event prior to or concurrently with the consummation of the Accretive Event, Dr. Malone or the Trust and Parent shall consummate a Reverse Exchange (the “Reverse Exchange Closing”) at a location and time agreed to by Dr. Malone and Parent; provided, however, that the conditions set forth in Sections 11, 12 and 13 shall have been satisfied (or waived by the party entitled to the benefit of same).

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(c)	At a Reverse Exchange Closing, on the terms and subject to the conditions contained in this Agreement (including after giving effect to any adjustments in accordance with Section 20(d) hereof), Dr. Malone or the Trust shall deliver to Parent the number of shares of Parent Series B Common Stock that would cause the Malone Voting Power to be as close as possible to being equal to, but without being greater than, the Target Voting Power after giving effect to the Accretive Event and such Reverse Exchange Closing (the “Reverse Exchange Malone Series B Exchange Shares”), free and clear of all Encumbrances other than Permitted Encumbrances, and, in exchange therefor, Parent shall issue and/or deliver to Dr. Malone and the Trust, as applicable, the number of shares of Parent Series C Common Stock as is equal to the number of Reverse Exchange Malone Series B Exchange Shares delivered by Dr. Malone and the Trust, respectively (the transactions described in this clause (c) being a “Reverse Exchange” and such shares of Parent Series C Common Stock so delivered pursuant to an Reverse Exchange, the “Reverse Exchange Parent Series C Exchange Shares”), and such shares shall be duly authorized, validly issued, fully paid and nonassessable and free and clear of all Encumbrances other than Permitted Encumbrances.

(d)	At any Reverse Exchange Closing, Parent and Dr. Malone will duly execute and deliver a cross receipt acknowledging the receipt by Dr. Malone or the Trust of the Reverse Exchange Parent Series C Exchange Shares and the receipt by Parent of the Reverse Exchange Malone Series B Exchange Shares.

5.	Exchange Upon Fundamental Events. In the event that Parent proposes to consummate a Fundamental Event, then either, at Parent’s sole discretion (as approved by a majority of the Independent Directors), either (x) Parent shall provide for Dr. Malone or the Trust to receive the same per share amount and form of consideration for each Malone Series C Exchangeable Share then outstanding and beneficially owned by Dr. Malone or the Trust as the per share amount and form of consideration to be received by holders of Parent Series B Common Stock in such Fundamental Event, and Dr. Malone or the Trust, as applicable, will waive (or cause to be waived) the right to receive the consideration that otherwise would be received with respect to such Malone Series C Exchangeable Shares or (y) immediately prior to the consummation of the Fundamental Event, Parent and Dr. Malone shall consummate, and Parent and the Trust shall separately consummate, an exchange whereby Parent shall issue and/or deliver to Dr. Malone and the Trust, as applicable, one share of Parent Series B Common Stock for each Malone Series C Exchangeable Share then outstanding and beneficially owned by Dr. Malone or the Trust, respectively, in an aggregate amount not to exceed the Available Parent Series B Shares (the “Fundamental Event Parent Series B Exchange Shares”) and Dr. Malone and the Trust, as applicable, shall deliver to Parent their respective Malone Series C Exchangeable Shares (the “Fundamental Event Series C Exchangeable Shares”), which shall result in Dr. Malone and the Trust holding shares of Parent Series B Common Stock (in lieu of such Malone Series C Exchangeable Shares) that are entitled to receive the same per share amount and form of consideration to be received by Dr. Malone and the Trust, respectively, for his or its other shares of Parent Series B Common Stock (a “Fundamental Event Exchange” and the consummation of a Fundamental Event Exchange, a “Fundamental Event Exchange Closing”).

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6.	Rescission. If, following an Exchange Closing, the applicable Exchange Event is not consummated either prior to or within ten (10) Business Days following such Exchange Closing, (i) the applicable Exchange will be automatically rescinded and treated as if neither the Exchange nor the Exchange Closing had ever occurred (the “Rescission”); (ii) each of Parent, Dr. Malone and the Trust hereby waives, and none of Parent, Dr. Malone or the Trust shall have, any rights, duties or obligations of any kind (other than rights, duties or obligations to effect the Rescission) in respect of the Exchange to receive or retain, (x) in the case of Dr. Malone and the Trust, (A) following any Dilutive Event Exchange Closing, any Dilutive Event Parent Series B Exchange Shares; (B) following any Reverse Exchange Closing, any Reverse Exchange Parent Series C Exchange Shares; and (C) following any Fundamental Event Exchange Closing, any Fundamental Event Parent Series B Exchange Shares (such shares referred to in clauses (A), (B) and (C), collectively the “Malone Rescission Shares”), and, (y) in the case of Parent, (A) following any Dilutive Event Exchange Closing, any Dilutive Event Series C Exchangeable Shares; (B) following any Reverse Exchange Closing, any Reverse Exchange Malone Series B Exchange Shares; and (C) following any Fundamental Event Exchange Closing, any Fundamental Event Series C Exchangeable Shares (such shares referred to in clauses (A), (B) and (C), collectively the “Parent Rescission Shares”); and (iii) each of Parent, on the one hand, and Dr. Malone and the Trust, on the other hand, will take such actions as are reasonably necessary to effect such Rescission, and each will be deemed, upon the effectiveness of such Rescission, to make appropriate representations and warranties to the other with respect to the valid issuance and conveyance, as applicable, and the lack of any Encumbrances upon the Malone Rescission Shares or Parent Rescission Shares (other than Permitted Encumbrances), as applicable, so as to vest in the other good and valid title to the Malone Rescission Shares or Parent Rescission Shares, as applicable.

7.	Representations.

(a)	Representations of Dr. Malone. Dr. Malone, on behalf of himself individually and as trustee of the Trust, represents and warrants to Parent that:

(i)	as of the date of this Agreement, Dr. Malone beneficially owns 4,021,175 shares of Company Series B Common Stock, 10 shares of Company Preferred Stock, 607,021 shares of Parent Series A Common Stock and 2,363,834 shares of Parent Series B Common Stock;

(ii)	(x) as of the date of any Dilutive Event Exchange Closing, Dr. Malone will beneficially own or own of record such number of shares of Dilutive Event Series C Exchangeable Shares as is specified in the Exchange Notice to be delivered and exchanged by Dr. Malone or the Trust at the Dilutive Event Exchange Closing free and clear of all Encumbrances other than Permitted Encumbrances, (y) as of the date of any Reverse Exchange Closing, Dr. Malone will beneficially own or own of record such number of shares of Reverse Exchange Malone Series B Exchange Shares to be delivered and exchanged by Dr. Malone or the Trust at the Reverse Exchange Closing free and clear of all Encumbrances other than Permitted Encumbrances or (z) as of the date of any Fundamental Event Exchange Closing, Dr. Malone will beneficially own or own of record such number of shares of Malone Series C Exchangeable Shares to be delivered and exchanged by Dr. Malone or the Trust at the Fundamental Event Exchange Closing free and clear of all Encumbrances other than Permitted Encumbrances;

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(iii)	upon delivery to Parent of the Dilutive Event Series C Exchangeable Shares, Reverse Exchange Malone Series B Exchange Shares or Malone Series C Exchangeable Shares at the applicable Exchange Closing, in the manner provided in this Agreement, Parent will have good and valid title to such Dilutive Event Series C Exchangeable Shares, Reverse Exchange Malone Series B Exchange Shares or Malone Series C Exchangeable Shares, free and clear of all Encumbrances other than Permitted Encumbrances and Encumbrances created by Parent or any of its Subsidiaries;

(iv)	the Trust is a trust duly organized, validly existing under the Laws of the State of Florida and each of Dr. Malone and the Trust have all requisite legal capacity to execute and deliver this Agreement and to perform their obligations under this Agreement, including the consummation of the Waiver and Combination Closing Issuance, any Exchange and the other transactions contemplated hereby;

(v)	this Agreement has been duly and validly executed and delivered by Dr. Malone and the Trust and, assuming the due execution and delivery hereof by Parent, is a valid and binding agreement of Dr. Malone and the Trust, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies;

(vi)	the execution, delivery and performance by Dr. Malone and the Trust of this Agreement and the consummation by Dr. Malone or the Trust of the Waiver and Combination Closing Issuance, any Exchange and the other transactions contemplated hereby requires no action by or in respect of, or filings with, any Governmental Authority other than (x) as may be required by Competition Laws, including the HSR Act, (y) such clearances, consents, approvals, Orders, licenses, authorizations, registrations, declarations, permits, filings and notifications as may be required under applicable securities Laws and (z) any actions or filings under Laws (other than Competition Laws) the absence of which would not reasonably be expected, individually or in the aggregate, to have a material adverse effect on the ability of Dr. Malone or the Trust to consummate the Waiver and Combination Closing Issuance, an Exchange or the other transactions contemplated hereby, or prevent or materially delay the consummation of the Waiver and Combination Closing Issuance, an Exchange or the other transactions contemplated by this Agreement or the Merger Agreement;

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(vii)	the execution and delivery of this Agreement, and the performance by Dr. Malone and the Trust of this Agreement and the consummation by Dr. Malone or the Trust of the Waiver and Combination Closing Issuance, any Exchange and the other transactions contemplated hereby will not (x) violate any applicable Law, (y) conflict with or constitute a default, breach or violation of (with or without notice or lapse of time, or both) the terms, conditions or provisions of, or result in the acceleration of (or the creation in any Person of any right to cause the acceleration of) any performance of any obligation or any increase in any payment required by, or the termination, suspension, modification, impairment or forfeiture (or the creation in any Person of any right to cause the termination, suspension, modification, impairment or forfeiture) of any contract, agreement or instrument to which Dr. Malone or the Trust is subject, which would prevent Dr. Malone or the Trust from performing any of their obligations hereunder, or (z) require any consent by or approval of or notice to any other Person or entity (other than a Governmental Authority), except, in the case of clauses (x), (y) and (z), as would not have a material adverse effect, individually or in the aggregate, on Dr. Malone’s or the Trust’s ability to consummate the Waiver and Combination Closing Issuance, an Exchange or the other transactions contemplated hereby, or prevent or materially delay the consummation of the Waiver and Combination Closing Issuance, an Exchange or the other transactions contemplated by this Agreement or the Merger Agreement; and

(viii)	each of Dr. Malone and the Trust is a sophisticated investor and an accredited investor (as defined in Rule 501(a) of Regulation D of the Securities Act), with sufficient knowledge and experience in financial and business matters to evaluate the merits and risks of the Waiver and Combination Closing Issuance, any Exchange, and the other transactions contemplated hereby, and each of Dr. Malone and the Trust acknowledges that the offer and sale of the Parent Exchange Shares has not been registered under the Securities Act or any securities Laws of any state and that such Parent Exchange Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act.

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(b)	Representations of Parent. Parent represents and warrants to Dr. Malone and the Trust that:

(i)	upon issuance and/or delivery to Dr. Malone or the Trust of Parent Exchange Shares at the Combination Closing Issuance or an Exchange Closing in the manner provided in this Agreement, such Parent Exchange Shares will be duly authorized, validly issued, fully paid and nonassessable and Dr. Malone or the Trust, as applicable, will have good and valid title to such Parent Exchange Shares so delivered free and clear of all Encumbrances other than Permitted Encumbrances and Encumbrances created by Dr. Malone or any of his respective Affiliates;

(ii)	Parent is a Delaware corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has full power and authority to execute and deliver this Agreement and to consummate the Combination Closing Issuance, any Exchange and the other transactions contemplated hereby;

(iii)	the execution and delivery of this Agreement by Parent, and performance of this Agreement by Parent, including the consummation of the Combination Closing Issuance, any Exchange and the other transactions contemplated hereby, has been duly authorized by all requisite corporate power;

(iv)	this Agreement has been duly and validly executed and delivered by Parent and, assuming the due execution and delivery hereof by Dr. Malone and the Trust, is a valid and binding agreement of Parent, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies;

(v)	the execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the Combination Closing Issuance, any Exchange, and the other transactions contemplated hereby requires no action by or in respect of, or filings with, any Governmental Authority, other than (x) filings or notifications required to be made by Parent pursuant to any Competition Laws, including the HSR Act, (y) such clearances, consents, approvals, Orders, licenses, authorizations, registrations, declarations, permits, filings and notifications as may be required under applicable securities Laws and (z) any actions or filings under Laws (other than Competition Laws) the absence of which would not reasonably be expected, individually or in the aggregate, to have a material adverse effect on the ability of Parent to consummate the Combination Closing Issuance, any Exchange or the other transactions contemplated hereby or prevent or materially delay the consummation of the Combination Closing Issuance, any Exchange or the other transactions contemplated by this Agreement or the Merger Agreement; and

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(vi)	the execution, delivery and performance by Parent of this Agreement and the consummation of the Combination Closing Issuance, any Exchange, and the other transactions contemplated hereby will not (A) violate any applicable Law, (B) after giving effect to the waivers contained herein, conflict with or constitute a default, breach or violation of (with or without notice or lapse of time, or both) the terms, conditions or provisions of, or result in the acceleration of (or the creation in any Person of any right to cause the acceleration of) any performance of any obligation or any increase in any payment required by, or the termination, suspension, modification, impairment or forfeiture (or the creation in any Person of any right to cause the termination, suspension, modification, impairment or forfeiture) of any contract, agreement or instrument to which Parent is subject, including without limitation the Parent Charter, the Parent Bylaws or similar organization documents of any of Parent’s Subsidiaries, which would prevent it from performing any of its obligations hereunder, (C) require any consent by or approval of or notice to any other Person or entity (other than a Governmental Authority), except, in the case of clauses (A), (B) and (C), as would not have a material adverse effect, individually or in the aggregate, on Parent’s ability to consummate the Combination Closing Issuance, any Exchange and the other transactions contemplated hereby, or prevent or materially delay the consummation of the Combination Closing Issuance, any Exchange and the other transactions contemplated by this Agreement or the Merger Agreement.

8.	Reasonable Best Efforts and Other Covenants.

(a)	Parent, Dr. Malone and the Trust shall cooperate with each other and use their reasonable best efforts to (i) consummate the Combination Closing Issuance, any Exchange and any other transactions contemplated by this Agreement in the manner contemplated by this Agreement and (ii) execute documents reasonably necessary to effect the Combination Closing Issuance or any Exchange.

(b)	Parent, Dr. Malone and the Trust shall cooperate with each other and shall prepare and file all necessary filings, applications, notices and/or similar instruments or documentation, and use their reasonable best efforts to obtain as promptly as practicable all consents, approvals or non-objections, as applicable, of all Third Parties and Governmental Authorities that, in each case, are required under applicable Law to consummate the Combination Closing Issuance, any Exchange, and the other transactions contemplated by this Agreement.

(c)	If requested by Dr. Malone (or, upon the death of Dr. Malone, his heirs, executors, administrators, testamentary trustees, legatees or beneficiaries), Parent shall negotiate in good faith a Successor Exchange Agreement with the Proposed Transferee or such heir, executor, administrator, testamentary trustee, legatee or beneficiary.

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(d)	Neither Dr. Malone nor the Trust shall Transfer any shares of Parent Series B Common Stock to the Proposed Transferee if such Transfer would be a Non-Exempt Transfer.

(e)	Dr. Malone shall promptly provide notice to the Company of any Transfer by Dr. Malone or the Trust of Parent Series B Common Stock.

(f)	Unless otherwise determined by the Independent Directors, in connection with any Fundamental Event involving a split-off or spin-off, Dr. Malone, the Trust and the Company (acting through the Independent Directors) shall negotiate an exchange agreement with respect to the split-off or spun-off entity in substantially the form of this Agreement in order to replicate the benefits and obligations of Dr. Malone and the Trust with respect to substantially similar securities of the split-off or spun-off entity as exist under this Agreement as of the effective time of such split-off or spin-off.

9.	Tax Matters. Each of Parent, the Trust and Dr. Malone acknowledges and agrees that, for U.S. federal income tax purposes, the Combination Closing Issuance is intended to be treated as an issuance of stock by Parent pursuant to the “plan of reorganization” in the Merger Agreement and not as a separate transaction. Each of Parent, the Trust and Dr. Malone acknowledges and agrees that each Exchange is a transaction intended to qualify, for U.S. federal income tax purposes, as a tax-free exchange pursuant to Section 1036(a) of the Code and a tax-free reorganization under Section 368(a)(1)(E) of the Code, and except to the extent otherwise required pursuant to a “determination” (within the meaning of Section 1313(a) of the Code), Parent, the Trust and Dr. Malone agree not to take any position on any Tax Return, or take any position for Tax purposes, that is inconsistent with (i) treating the Combination Closing Issuance as an issuance of stock by Parent pursuant to the “plan of reorganization” in the Merger Agreement and not as a separate transaction and (ii) any Exchange qualifying for U.S. federal income tax purposes as a tax-free exchange under Section 1036(a) of the Code and a tax-free reorganization under Section 368(a)(1)(E) of the Code; provided, that in the event of a Rescission, Parent, the Trust and Dr. Malone shall not take any position on any Tax Return, or take any position for Tax purposes, that is inconsistent with an Exchange and any exchange effecting a Rescission (a “Rescission Exchange”) qualifying either as (A) disregarded transactions or as tax-free exchanges under Section 1036(a) of the Code, to the extent the Exchange and a corresponding Rescission Exchange occur in the same tax year, or (B) as tax-free exchanges under Section 1036(a) of the Code, to the extent the Exchange and the corresponding Rescission Exchange occur in different tax years.

10.	Legend. Each of Parent, the Trust and Dr. Malone shall take all such action necessary to cause the Parent Exchange Shares to bear a legend containing the following words:

“THE SECURITIES SHOWN ON THIS REPORT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND, UNLESS SO REGISTERED, THEY MAY NOT BE SOLD, OFFERED FOR SALE, TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF SUCH ACT AND APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION.”

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11.	Conditions to Parties’ Obligation to Effect an Exchange. The respective obligations of Parent, Dr. Malone and the Trust to effect any Exchange shall be subject to the satisfaction, by each of Dr. Malone, the Trust and Parent prior to or at the relevant Exchange Closing of the following conditions:

(a)	No Injunctions or Restraints. No Order entered, enacted, promulgated, enforced or issued by any court or other Governmental Authority of competent jurisdiction, shall be in effect which prohibits, renders illegal or enjoins the consummation of such Exchange; and

(b)	Dilutive Event. In the case of a Dilutive Event Exchange, the relevant Dilutive Event shall have occurred.

(c)	Accretive Event. In the case of a Reverse Exchange, the relevant Accretive Event shall be reasonably expected to occur concurrently with or promptly following the Reverse Exchange.

(d)	Fundamental Event. In the case of a Fundamental Event Exchange, the relevant Fundamental Event shall be reasonably expected to occur immediately following the Fundamental Event Exchange.

12.	Conditions to Parent’s Obligation to Effect an Exchange. The obligation of Parent to effect any Exchange is also subject to the satisfaction, or (to the extent legally permissible) waiver in writing by Parent, prior to or at the relevant Exchange Closing of the following conditions:

(a)	Representations and Warranties. The representations and warranties of Dr. Malone and the Trust set forth in Section 7(a) shall be true and correct in all material respects in each case as of the date of this Agreement and as of the Exchange Closing as though made on and as of the Exchange Closing, except for (x) those representations and warranties made as of a specified date, which shall be true and correct in all material respects as of such date, and (y) de minimis inaccuracies;

(b)	Covenants. Dr. Malone and the Trust shall have performed in all material respects all covenants required to be performed by them prior to or at such Exchange Closing; and

(c)	Closing Certificate. Dr. Malone and the Trust shall have delivered to Parent a certificate duly signed by Dr. Malone, individually and as trustee of the Trust, that the conditions set forth in Sections 12(a) and (b) have been satisfied.

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13.	Conditions to Dr. Malone’s and the Trust’s Obligation to Effect an Exchange. The obligation of Dr. Malone and the Trust to effect any Exchange is also subject to the satisfaction, or (to the extent legally permissible) waiver in writing by Dr. Malone (individually and as trustee of the Trust), prior to or at the relevant Exchange Closing of the following conditions:

(a)	Representations and Warranties. The representations and warranties of Parent set forth in Section 7(b) shall be true and correct in all material respects in each case as of the date of this Agreement and as of the Exchange Closing as though made on and as of the Exchange Closing, except for (x) those representations and warranties made as of a specified date, which shall be true and correct in all material respects as of such date, and (y) de minimis inaccuracies;

(b)	Covenants. Parent shall have performed in all material respects all other covenants required to be performed by it prior to or at such Exchange Closing; and

(c)	Officer’s Certificate. Parent shall have delivered to Dr. Malone and the Trust a certificate duly signed by a duly authorized officer of Parent that the conditions set forth in Sections 13(a) and (b) have been satisfied.

14.	Termination. This Agreement will terminate and immediately cease to be of any further force and effect (i) pursuant to the mutual consent of each of the parties hereto in a written instrument (in the case of Parent, upon the approval of the Parent Special Committee or a majority of Independent Directors), (ii) upon any event resulting in the reduction of the Available Parent Series B Shares to zero, (iii) upon execution of a Successor Exchange Agreement, or (iv) upon termination of the Merger Agreement if the Merger Agreement is terminated in accordance with its terms without the Combination Closing having occurred. If this Agreement is terminated in accordance with this Section 14, this Agreement shall forthwith become null and void and of no effect and the obligations of the parties hereto shall terminate, without Liability of any party (or any stockholder, director, officer, employee, consultant, financial advisor, legal counsel, financing source, accountant, insurer or other advisor, agent or representative of such party); provided, that, nothing contained herein shall relieve any party to this Agreement from any liability for damages resulting from (a) fraud or (b) willful material breach by such party prior to such termination, in each case, as determined by a court of competent jurisdiction pursuant to a final and nonappealable judgment. For purposes of this Agreement, “willful material breach” means a material breach of a party’s covenants and agreements set forth in this Agreement that is the consequence of an act or omission by a party with the knowledge that the taking of such act or failure to take such action would be a material breach of such party’s covenants or agreements (provided, that, with respect to Parent, knowledge includes the actual knowledge, after due inquiry of any of the Senior Management of Parent).

15.	Applicable Law. All disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, the Waiver and Combination Closing Issuance or any Exchange and the other transactions contemplated hereby shall be governed by and construed in accordance with the Laws of the State of Delaware without regard to its rules of conflict of Laws.

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16.	Jurisdiction. Each of the parties hereto (a) irrevocably and unconditionally consents to submit itself to the sole and exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, or, solely if that court does not have subject matter jurisdiction, the Superior Court of the State of Delaware, or, solely if the subject matter of the action is one over which exclusive jurisdiction is vested in the courts of the United States of America, a federal court sitting in the State of Delaware (collectively, the “Delaware Courts”) in connection with any dispute, claim, or controversy arising out of or relating to this Agreement, the Waiver and Combination Closing Issuance or any Exchange and the other transactions contemplated hereby, (b) waives any objection to the laying of venue of any such litigation in any of the Delaware Courts, (c) agrees not to plead or claim in any such court that such litigation brought therein has been brought in an inconvenient forum and agrees not otherwise to attempt to deny or defeat such personal jurisdiction or venue by motion or other request for leave from any such court, and (d) agrees that it will not bring any Action in connection with any dispute, claim, or controversy arising out of or relating to this Agreement, the Waiver and Combination Closing Issuance or any Exchange and the other transactions contemplated hereby, in any court or other tribunal, other than any of the Delaware Courts. All Actions arising out of or relating to this Agreement, the Waiver and Combination Closing Issuance or any Exchange and the other transactions contemplated hereby shall be heard and determined in the Delaware Courts. Each of the parties hereto hereby irrevocably and unconditionally agrees that service of process in connection with any dispute, claim, or controversy arising out of or relating to this Agreement, the Waiver and Combination Closing Issuance or any Exchange and the other transactions contemplated hereby may be made upon such party by prepaid certified or registered mail, with a validated proof of mailing receipt constituting evidence of valid service, directed to such party at the address specified in Section 19 hereof. Service made in such manner, to the fullest extent permitted by applicable Law, shall have the same legal force and effect as if served upon such party personally within the State of Delaware. Nothing herein shall be deemed to limit or prohibit service of process by any other manner as may be permitted by applicable Law.

17.	Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE COMBINATION CLOSING ISSUANCE OR ANY EXCHANGE AND THE OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 17.

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18.	Enforcement of this Agreement. The parties acknowledge and agree that irreparable damage would occur and that the parties would not have any adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement (without the obligation to post a bond therefor) and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity.

19.	Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given (a) on the date of delivery if delivered personally or sent via e-mail or (b) on the first (1st) Business Day following the date of dispatch if sent by a nationally recognized overnight courier (providing proof of delivery), in each case to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to Dr. Malone or the Trust, to:

John C. Malone
c/o Liberty Media Corporation
12300 Liberty Boulevard
Englewood, CO 80112
E-Mail: [Separately provided]

With a copy (which shall not constitute notice) to:

Sherman & Howard L.L.C.
633 Seventeenth Street

Suite 3000

Denver, CO 80202

Attention:	Steven D. Miller
Jeffrey R. Kesselman
E-Mail:	smiller@shermanhoward.com
jkesselman@shermanhoward.com

if to Parent, to:

Liberty Broadband Corporation

12300 Liberty Boulevard

Englewood, CO 80112

Attention: Chief Legal Officer

Email: [Separately provided]

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with a copy to (which shall not constitute notice):

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

Facsimile: (212) 909-6000

Attention:	Jeffrey J. Rosen
Michael A. Diz
Email:	jrosen@debevoise.com
madiz@debevoise.com

20.	Miscellaneous.

(a)	Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto (in the case of Parent, acting upon the consent of the Parent Special Committee or the Independent Directors). Any purported assignment in breach of the foregoing is void and of no force and effect whatsoever. Subject to the foregoing, the provisions of this Agreement shall be binding upon and inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns, and, in the event of Dr. Malone’s death, his heirs, executors, administrators, testamentary trustees, legatees or beneficiaries.

(b)	This Agreement may be executed in separate counterparts, each of which will be an original and all of which taken together will constitute one and the same agreement.

(c)	If, subsequent to the date hereof, further documents are reasonably requested in order to carry out the provisions and purposes of this Agreement, the parties hereto will execute and deliver such further documents.

(d)	When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. When this Agreement contemplates a certain number of securities, as of a particular date, such number of securities (including Available Parent B Shares) shall be deemed to be appropriately adjusted to account for stock splits, stock dividends, recapitalizations, combinations of shares or other change affecting the outstanding shares of Parent Common Stock or Voting Securities other than any Fundamental Event.

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(e)	Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed (i) in the case of an amendment, by each of parties hereto (in the case of Parent, upon the approval of the Parent Special Committee or a majority of the Independent Directors), and (ii) in the case of a waiver, by the party against whom the waiver is to be effective (in the case of Parent, upon the approval of the Parent Special Committee or a majority of the Independent Directors). No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(f)	If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, insofar as the foregoing can be accomplished without materially affecting the benefits anticipated by the parties to this Agreement. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Exchanges and the other transactions contemplated hereby are fulfilled to the greatest extent possible.

(g)	The parties acknowledge and confirm that each of their respective attorneys have participated jointly in the drafting, review and revision of this Agreement and that it has not been written solely by counsel for one party and that each party has had the benefit of its independent legal counsel’s advice with respect to the terms and provisions hereof and its rights and obligations hereunder. Each party hereto, therefore, stipulates and agrees that the rule of construction to the effect that any ambiguities are to be or may be resolved against the drafting party shall not be employed in the interpretation of this Agreement to favor any party against another and that no party shall have the benefit of any legal presumption or the detriment of any burden of proof by reason of any ambiguity or uncertain meaning contained in this Agreement.

(h)	Whether or not the Combination is consummated, all costs and expenses incurred or to be incurred with this Agreement and the transactions contemplated hereby will be paid by the party incurring such cost or expense; provided, that, Parent shall pay (or reimburse Dr. Malone and the Trust) all reasonable out-of-pocket costs and expenses incurred by Dr. Malone and the Trust, including the reasonable fees, charges and disbursements of counsel for Dr. Malone and the Trust and any filing fees due for any filings pursuant to any Competition Law, including the HSR Act, in each case, necessary or in connection with the preparation, negotiation, execution and consummation of this Agreement and any of the transactions contemplated by this Agreement, including the Combination Closing Issuance or any Exchange.

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[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

JOHN C. MALONE

/s/ John C. Malone

JOHN C. MALONE 1995 REVOCABLE TRUST U/A DTD 3/6/1995

By:	/s/ John C. Malone
Name:	John C. Malone
Title:	Trustee

[Signature page to Exchange Agreement]

LIBERTY BROADBAND CORPORATION

By:	/s/ Renee L. Wilm
Name:	Renee L. Wilm
Title:	Chief Legal Officer

[Signature page to Exchange Agreement]

EXHIBIT 10.2

Execution Version

VOTING AGREEMENT

This Voting Agreement (this “Agreement”), dated as of August 6, 2020, is entered into by and among Liberty Broadband Corporation, a Delaware corporation (“Parent”), GCI Liberty, Inc., a Delaware corporation (the “Company”), and each of the undersigned stockholders of Parent (each, a “Stockholder” and, together, the “Stockholders”).

WHEREAS, subject to the terms and conditions of the Agreement and Plan of Merger (as the same may be amended, supplemented or modified, the “Merger Agreement”), dated as of the date hereof, among Parent, Grizzly Merger Sub 1, LLC, a Delaware limited liability company and direct Wholly Owned Subsidiary of Parent (“Merger LLC”), Grizzly Merger Sub 2, Inc., a Delaware corporation and direct Wholly Owned Subsidiary of Merger LLC (“Merger Sub”), and the Company, among other transactions contemplated by the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a Wholly Owned Subsidiary of Parent, and immediately thereafter the Company will be merged with and into Merger LLC (the “Upstream Merger”), with Merger LLC surviving the Upstream Merger as a direct Wholly Owned Subsidiary of Parent;

WHEREAS, in connection with the negotiation and execution of the Merger Agreement and related agreements and the transactions contemplated thereby, (a) the board of directors of Parent has established a special committee thereof consisting only of independent and disinterested directors (the “Parent Special Committee”) and (b) the board of directors of the Company has established a special committee thereof consisting only of independent and disinterested directors (the “Company Special Committee”);

WHEREAS, as of the date of this Agreement, each Stockholder owns beneficially (references herein to “beneficial owner,” “beneficial ownership” and “owns beneficially” shall have the meanings assigned to such terms under Rule 13d-3 of the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder, as amended from time to time) or of record, and, with respect to the Merger and the other transactions contemplated by the Merger Agreement, has the power to vote or direct the voting of, certain shares of Parent Series A Common Stock and Parent Series B Common Stock listed on Schedule A hereto (all such shares, the “Existing Shares”, and shares of Parent Series A Common Stock and Parent Series B Common Stock referred to collectively as the “Voting Stock”); and

WHEREAS, as a condition and inducement for Parent and the Company to enter into the Merger Agreement, Parent and the Company have required that each Stockholder, in his, her or its capacity as a stockholder of Parent, enter into this Agreement, and each Stockholder has agreed to enter into this Agreement.

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NOW THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the parties hereto agree as follows:

1.                  Definitions. Capitalized terms not defined in this Agreement have the meaning assigned to those terms in the Merger Agreement.

2.                  Effectiveness; Termination. This Agreement shall be effective upon signing. This Agreement shall automatically terminate upon the earliest to occur (the “Expiration Date”) of (a) such date and time as the Merger Agreement shall have been validly terminated in accordance with Article VII thereof, (b) the Effective Time, (c) the written agreement of Parent, the Company and the Stockholders to terminate this Agreement and (d) the date of any material modification, waiver or amendment of the Merger Agreement as in effect on the date of this Agreement that adversely affects the value or tax treatment of the consideration payable to the Stockholders, or causes such consideration to include any property other than (i) Parent Series C Common Stock (and cash in lieu of fractional shares of Parent Series C Common Stock) for Company Series A Common Stock, (ii) Parent Series B Common Stock (and cash in lieu of fractional shares of Parent Series B Common Stock) for Company Series B Common Stock or (iii) Parent Preferred Stock for Company Preferred Stock, or adds new conditions or modifies any existing conditions to the consummation of the Merger that materially adversely affect any Stockholder, without the prior written consent of Malone; provided, that the representations, warranties, covenants and agreements contained in Sections 7, 8 and 9 of this Agreement will terminate at the Effective Time; provided, further, that (x) this Section 2 and Sections 10 through 26 of this Agreement shall survive any such termination, and (y) such termination shall not relieve any party of any liability or damages resulting from (1) fraud or (2) willful material breach by such party prior to termination, in each case, as determined by a court of competent jurisdiction pursuant to a final and nonappealable judgment. For purposes of this Agreement, (a) “fraud” means intentional and knowing common law fraud under Delaware law in the representations and warranties set forth in this Agreement and (b) “willful material breach” means a material breach of a party’s covenants and agreements set forth in this Agreement that is the consequence of an act or omission by a party with the knowledge that the taking of such act or failure to take such action would be a material breach of such party’s covenants or agreements.

3.                  Voting Agreement. From the date hereof until the Expiration Date (the “Support Period”), each Stockholder irrevocably and unconditionally hereby agrees that at any meeting (whether annual or special and each postponement, recess, adjournment or continuation thereof) of the Parent Stockholders, however called, and in connection with any written consent of the Parent Stockholders, such Stockholder shall:

(a)               appear at such meeting or otherwise cause all of the Existing Shares and all other shares of Voting Stock or voting securities over which he, she or it has acquired beneficial or record ownership after the date hereof or otherwise has the power to vote or direct the voting of (including any shares of Voting Stock acquired by means of purchase, dividend or distribution, or issued upon the exercise of any stock options to acquire Voting Stock or the conversion of any convertible securities, or pursuant to any other equity awards or derivative securities or otherwise over which he, she or it has the power to vote) (together with the Existing Shares, collectively, the “Shares”), which he, she or it owns or controls as of the applicable record date, to be counted as present thereat for purposes of calculating a quorum; and

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(b)               so long as there has not been a Parent Adverse Recommendation Change made by the Parent Special Committee or the Parent Board (acting at the recommendation of the Parent Special Committee) in compliance with the Merger Agreement that has not been rescinded or otherwise withdrawn, vote or cause to be voted (including by proxy or written consent, if applicable) all such Shares (i) in favor of the Stock Issuance, (ii) in favor of any proposal to adjourn or postpone such meeting of the Parent Stockholders to a later date if such adjournment or postponement is proposed in compliance with the provisions of Section 5.7(f) of the Merger Agreement, (iii) against any action or proposal in favor of any Alternative Parent Transaction, without regard to the terms of such Alternative Parent Transaction or (iv) against any action, proposal, transaction, agreement or amendment of the Parent Charter or Parent Bylaws, in each case of this clause (iv) which would reasonably be expected to (A) result in a breach of any covenant, representation or warranty or any other obligation or agreement of Parent contained in the Merger Agreement, or of any Stockholder contained in this Agreement for which the Stockholders have received prior notice from Parent or the Company that it reasonably expects that such action or proposal would result in a breach, or (B) prevent, impede, interfere with, delay, postpone, or adversely affect the consummation of the transactions contemplated by the Merger Agreement, including the Merger.

For the avoidance of doubt, the foregoing commitments apply to any Shares held by any trust, limited partnership or other entity directly or indirectly holding Shares for which any Stockholder serves as a partner, stockholder, trustee or in a similar capacity. To the extent any Stockholder does not have sole control of the voting determinations of such entity, such Stockholder agrees to exercise all voting rights or other voting determination rights he, she or it has in such entity to carry out the intent and purposes of his, her or its support and voting obligations in this paragraph and otherwise set forth in this Agreement. Each Stockholder represents, covenants and agrees that, (x) except for this Agreement, he, she or it has not entered into, and shall not enter into during the Support Period, any commitment, agreement, understanding or other similar arrangement with any person to vote or give instructions in any manner with respect to any Shares, including any voting agreement or voting trust and (y) except as expressly set forth herein or with respect to routine matters at an annual meeting of the Parent Stockholders, he, she or it has not granted, and shall not grant during the Support Period, a proxy, consent or power of attorney with respect to any Shares. Each Stockholder agrees not to enter into any agreement or commitment with any person the effect of which would violate, or frustrate the intent of, the provisions of this Agreement. In furtherance and not in limitation of the foregoing, but only in the event and in each case that a Stockholder fails to be counted as present or fails to vote all of such Stockholder’s Shares in accordance with this Agreement until the Expiration Date, each Stockholder hereby appoints Renee Wilm, for so long as she serves as Chief Legal Officer of Parent and the Company, or any other person acting as Chief Legal Officer of Parent and the Company and any designee thereof, and each of them individually, its proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote or act by written consent (and to instruct nominees or record holders to vote or act by written consent) during the Support Period with respect to any and all of such Stockholder’s Shares in accordance with this Section 3. This proxy and power of attorney are given to secure the performance of the duties of such Stockholder under this Agreement. Each Stockholder hereby agrees that this proxy and power of attorney granted by each such Stockholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient under applicable Law to support an irrevocable proxy and shall revoke any and all prior proxies granted by such Stockholder with respect to any Shares regarding the matters set forth in this Section 3. The power of attorney granted by each Stockholder herein is a durable power of attorney and shall survive the bankruptcy, death or incapacity of such Stockholder.

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4.                  Non-Solicitation. Each Stockholder hereby agrees, and agrees to cause his, her or its controlled Affiliates (which, for the avoidance of doubt, does not include the Company or Parent) and its and their representatives not to, take any action which, were it taken by Parent or its Representatives, would violate Section 5.5 or Section 5.6 of the Merger Agreement, it being understood that any action in compliance with Section 5.5 or Section 5.6 of the Merger Agreement shall not be deemed a breach by any Stockholder of this Section 4.

5.                  Transfer Restrictions Prior to the Merger. Each Stockholder hereby agrees that he, she or it will not, during the Support Period, without the prior written consent of Parent and the Company, (a) convert any shares of Parent Series B Common Stock into shares of Parent Series A Common Stock, (b) other than pursuant to the Merger Agreement or the Exchange Agreement, directly or indirectly, offer for sale, sell, transfer, exchange, convert, assign, give, tender in any tender or exchange offer, pledge, encumber, hypothecate or otherwise dispose of (by merger, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or other disposition of (by merger, by testamentary disposition, by operation of law or otherwise) or otherwise convey or dispose of, any of the Shares, or any interest therein (including by merger, by testamentary disposition, by operation of law or otherwise), including the right to vote any such Shares, as applicable (a “Transfer”); provided, that such Stockholder may Transfer Shares for estate-planning purposes (including by testamentary disposition), or to a controlled Affiliate or with respect to a trust over which such Stockholder has sole or shared investment power, to a named beneficiary, so long as the transferee, prior to the time of Transfer, agrees in a signed writing reasonably satisfactory to Parent and the Company to be bound by and comply with the provisions of this Agreement, and such Stockholder provides at least five (5) Business Days’ prior written notice (which shall include the written consent of the transferee agreeing to be bound by and comply with the provisions of this Agreement) to Parent and the Company, in which case such Stockholder shall remain responsible for any breach of this Agreement by such transferee, and provided, further, that the death of a Stockholder shall itself not be a Transfer of Shares so long as a Stockholder, or a controlled Affiliate of a Stockholder, continues to own such Shares as Shares covered under this Agreement and such controlled Affiliate agrees in a signed writing reasonably satisfactory to Parent and the Company to be bound by and comply with the provisions of this Agreement. Notwithstanding anything contained herein, each Stockholder will be permitted to (i) effect a bona fide pledge of Parent Series A Common Stock or Parent Series B Common Stock (including in each case any existing pledge) to any financial institution in connection with a bona fide financing transaction (a “Permitted Pledge”) (so long as such pledge does not prevent or otherwise restrict in any manner such Stockholder from voting such shares pursuant to the provisions of this Agreement prior to any default and foreclosure under the indebtedness underlying such pledge) and (ii) grant a revocable proxy with respect to routine matters at an annual meeting of the Parent Stockholders (provided such proxy does not apply with respect to any of the matters set forth in this Agreement, even if such matters are submitted to a vote at an annual meeting of the Parent Stockholders).

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6.                  Representations of the Stockholders. Each Stockholder represents and warrants to Parent and the Company as follows: (a) the Stockholder has full legal right, capacity and authority to execute and deliver this Agreement, to perform the Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby; (b) this Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and legally binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms, and no other action is necessary to authorize the execution and delivery of this Agreement by the Stockholder or the performance of his, her or its obligations hereunder; (c) the execution and delivery of this Agreement by the Stockholder do not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any law applicable to such Stockholder or result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any of the Shares pursuant to, any agreement or other instrument or obligation binding upon the Stockholder or any of the Shares, nor require any authorization, consent or approval of, or filing with, any Governmental Authority other than pursuant to the Exchange Act, the Securities Act and the HSR Act; (d) subject to the Permitted Pledges, the Stockholder owns beneficially and has the power to vote or direct the voting of, the Stockholder’s Shares, including the Existing Shares of such Stockholder, a complete and accurate schedule of which is set forth opposite such Stockholder’s name on Schedule A; (e) the Stockholder owns beneficially the Stockholder’s Shares, including the Existing Shares of such Stockholder, free and clear of any proxy, voting restriction, adverse claim or other Encumbrance (other than any Permitted Pledge and any restrictions created by the Transaction Documents or under applicable federal or state securities laws); and (f) the Stockholder or his, her or its advisers has read and is familiar with the terms of the Merger Agreement and the other agreements and documents contemplated herein and therein.

7.                  Representations and Warranties of Malone. Malone hereby represents and warrants that he is not aware of any fact, agreement, plan or other circumstance, and has not taken any action, which fact, agreement, plan, circumstance or action would reasonably be expected to prevent or preclude Malone from delivering the Malone Closing Representation Letter immediately prior to the Closing.

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8.                  Representations of Parent and the Company.

(a)               Parent represents and warrants to each Stockholder as follows: (1) Parent has full legal right, capacity and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby; (2) this Agreement has been duly and validly executed and delivered by Parent and constitutes a valid and legally binding agreement of Parent, enforceable against Parent in accordance with its terms, and no other action is necessary to authorize the execution and delivery of this Agreement by Parent or the performance of its obligations hereunder; (3) the execution and delivery of this Agreement by Parent does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any law applicable to Parent or result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any property of Parent pursuant to, any agreement or other instrument or obligation binding upon Parent or any of its property, nor require any authorization, consent or approval of, or filing with, any Governmental Authority other than pursuant to the Exchange Act, the Securities Act or the HSR Act.

(b)               The Company represents and warrants to each Stockholder as follows: (1) the Company has full legal right, capacity and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby; (2) this Agreement has been duly and validly executed and delivered by the Company and constitutes a valid and legally binding agreement of the Company, enforceable against the Company in accordance with its terms, and no other action is necessary to authorize the execution and delivery of this Agreement by the Company or the performance of its obligations hereunder; (3) the execution and delivery of this Agreement by the Company does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any law applicable to the Company or result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any property of the Company pursuant to, any agreement or other instrument or obligation binding upon the Company or any of its property, nor require any authorization, consent or approval of, or filing with, any Governmental Authority other than pursuant to the Exchange Act, the Securities Act or the HSR Act.

9.                  Certain Covenants.

(a)               Malone will cooperate with Split-Off Tax Counsel by providing appropriate representations as to factual matters on the Closing Date, including the representations in the Malone Closing Representation Letter, and immediately prior to the Closing, Malone shall execute and deliver the Malone Closing Representation Letter to Split-Off Tax Counsel; provided, however, that Malone will be deemed to satisfy his obligation under this Section 9 in the event that (x) any of Parent, the Company or Split-Off Tax Counsel withholds its consent to any material changes, updates or refinements to any representations made in the Malone Signing Representation Letter that Malone has reasonably requested to be made in the Malone Closing Representation Letter as may be reasonably necessary to reflect any changes in, or clarifications of, facts prior to Closing to the extent that similar or analogous changes, updates or refinements to representations reflecting the same changes in, or clarifications of, fact are made with respect to any other Closing Split-Off Tax Opinion Representation Letter or (y) Parent or the Company does not execute and deliver to Split-Off Tax Counsel immediately prior to Closing the Parent Closing Split-Off Tax Opinion Representation Letter or the Company Closing Split-Off Tax Opinion Representation Letter, respectively.

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10.              Antitrust Filings. Parent, the Company and each Stockholder shall make an appropriate filing, if necessary, pursuant to the HSR Act with respect to the transactions contemplated by or related to the Merger Agreement as promptly as practicable after the date of this Agreement and shall supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be reasonably requested pursuant to the HSR Act. Prior to making any application to or filing with any Governmental Authority in connection with the transactions contemplated by or related to the Merger Agreement, each party hereto will provide the other party with any information or documents that the other party may reasonably require to prepare any such filing or application.

11.              Publicity. Each Stockholder hereby authorizes Parent and the Company to publish and disclose in any documents and schedules filed with the SEC, and any press release or other disclosure document that Parent or the Company determines to be necessary or desirable in connection with this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby (including, but not limited to, in the Registration Statement, the Joint Proxy Statement or any other filing with any Governmental Authority made in connection with the Merger) such Stockholder’s identity and ownership of the Shares, this Agreement and the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement and such other information required in connection with such disclosure. Each Stockholder agrees to notify Parent and the Company as promptly as practicable of any inaccuracies or omissions in any information relating to the Stockholders that is so published or disclosed.

12.              Entire Agreement. This Agreement (including the schedules hereto), the Exchange Agreement and the Merger Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. Except as provided in Section 13 with respect to Indemnified Parties, nothing in this Agreement, express or implied, is intended to or shall confer upon any person not a party to this Agreement any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Parent acknowledges and agrees that, except as expressly provided herein, nothing in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Shares.

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13.              Indemnification.

(a)               Parent (the “Indemnifying Party”) covenants and agrees, on the terms and subject to the limitations set forth in this Agreement, to indemnify and hold harmless each Stockholder (and each of his or her respective successors and assigns), in each case in his or her capacity as a shareholder of Parent (each in such capacity, an “Indemnified Party”), from and against any and all Losses (as defined below) incurred in connection with, arising out of or resulting from any claims, demands, actions, proceedings or investigations (each, an “Action” and collectively, “Actions”) arising out of this Agreement or the Exchange Agreement or the performance of such Indemnified Party hereunder or thereunder (including any Actions brought by any of the stockholders, directors, officers or employees of Parent). For purposes of this Section 13, “Losses” means any loss (including disgorgement of consideration), liability, cost, damage or expense (including, without duplication, reasonable fees and expenses of counsel, accountants, consultants and other experts) related to an Action for which an Indemnified Party is entitled to indemnification pursuant to this Agreement; provided, however, that any diminution in value of Parent Capital Stock or Company Capital Stock shall not constitute a Loss.

(b)               Notwithstanding anything herein to the contrary, the Indemnifying Party will not be obligated to provide indemnity hereunder to any Indemnified Party with respect to any Losses which (x) result from such Indemnified Party’s fraud, bad faith, willful misconduct or gross negligence or (y) result from any breach of any representation and warranty of such Indemnified Party contained in this Agreement, the Exchange Agreement, the Malone Signing Representation Letter or the Malone Closing Representation Letter, or any breach of any covenant or agreement made or to be performed by such Indemnified Party under this Agreement or the Exchange Agreement.

(c)               The Indemnifying Party will indemnify the Indemnified Parties pursuant to this Section 13 regardless of whether such Losses are incurred prior to or after the Effective Time. The indemnification provided pursuant to this Section 13 is in addition to, and not in derogation of, any other rights an Indemnified Party may have under applicable law, the Governance Instruments, the Parent Governance Instruments, or pursuant to any contract, agreement or arrangement (including, for the avoidance of doubt, under the Merger Agreement); provided, however, that Losses will not be duplicated. Subject to Section 13(j), if an Indemnified Party receives an indemnification payment pursuant to this Agreement and later receives insurance proceeds or other third-party recovery proceeds in respect of the related Losses, then the Indemnified Party shall promptly remit to the Indemnifying Party, amounts equal to the lesser of (x) the amount of such insurance proceeds or other third-party recovery proceeds, if any, and (y) the amount of the indemnification payment previously paid by or on behalf of the Indemnifying Party with respect to such Losses.

(d)               Promptly after the receipt by any Indemnified Party of notice with respect to any Action that is or may be subject to indemnification hereunder (each, an “Indemnifiable Claim”) (and in no event more than ten Business Days after such event), such Indemnified Party shall give written notice thereof to the Indemnifying Party, which notice will include, to the extent known, the basis for such Indemnifiable Claim and copies of any pleadings or written demands relating to such Indemnifiable Claim and, promptly following request therefor, shall provide any additional information in respect thereof that the Indemnifying Party may reasonably request; provided, that (x) any delay in giving or failure to give such notice will not affect the obligations of the Indemnifying Party hereunder except to the extent the Indemnifying Party is actually prejudiced as a result of such delay in or failure to notify and (y) no such notice shall be required to be given to the Indemnifying Party to the extent that the Indemnifying Party or any of its respective Affiliates is a party to any such Indemnifiable Claim.

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(e)               Subject to Section 13(f), Section 13(g), and Section 13(j), the Indemnifying Party shall be entitled to exercise full control of the defense, compromise or settlement of any Indemnifiable Claim in respect of an Action commenced or made by a Person who is not a party to this Agreement or an Affiliate of a party to this Agreement (a “Third Party Indemnifiable Claim”) so long as, within ten Business Days after the receipt of notice of such Third Party Indemnifiable Claim from the Indemnified Party (pursuant to Section 13(d)) (or, if later, within ten Business Days of conclusion of the negotiations contemplated by Section 13(j)), the Indemnifying Party: (x) delivers a written confirmation to such Indemnified Party that the indemnification provisions of Section 13 are applicable, subject only to the limitations set forth in this Agreement, to such Third Party Indemnifiable Claim and that the Indemnifying Party will indemnify such Indemnified Party in respect of such Third Party Indemnifiable Claim to the extent required by this Section 13, and (y) notifies such Indemnified Party in writing that the Indemnifying Party will assume the control of the defense thereof. Following notification to such Indemnified Party of the assumption of the defense of such Third Party Indemnifiable Claim, the Indemnifying Party shall retain legal counsel reasonably satisfactory to such Indemnified Party to conduct the defense of such Third Party Indemnifiable Claim. If the Indemnifying Party so assumes the defense of any such Third Party Indemnifiable Claim in accordance herewith, subject to the provisions of subsections (d) through (f) and subsection (j) of this Section 13, (A) the Indemnifying Party shall be entitled to exercise full control of the defense, compromise or settlement of such Third Party Indemnifiable Claim and such Indemnified Party shall cooperate (subject to the Indemnifying Party’s agreement to reimburse such Indemnified Party for all documented reasonable out-of-pocket expenses incurred by such Indemnified Party in connection with such cooperation) with the Indemnifying Party in any manner that the Indemnifying Party reasonably may request in connection with the defense, compromise or settlement thereof (subject to the last sentence of this Section 13(e)), and (B) such Indemnified Party shall have the right to employ separate counsel selected by such Indemnified Party and to participate in (but not control) the defense, compromise or settlement thereof and the Indemnifying Party shall pay up to $1,000,000.00 (the “Separate Counsel Cap”) of the reasonable fees and expenses of one such separate counsel, and, if reasonably necessary, one local counsel. No Indemnified Party shall settle or compromise or consent to entry of any judgment with respect to any such Action (or part thereof) for which it is entitled to indemnification and to which the Indemnifying Party has provided the written confirmation specified in clause (x) above without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, delayed or conditioned). Without the prior written consent of each of the Indemnified Parties who are named in the Action subject to the Third Party Indemnifiable Claim (which consent shall not be unreasonably withheld, delayed or conditioned), the Indemnifying Party will not settle or compromise or consent to the entry of judgment with respect to any Indemnifiable Claim (or part thereof) unless such settlement, compromise or consent (x) includes an unconditional release of such Indemnified Parties, (y) does not include any admission of wrongdoing on the part of such Indemnified Parties and (z) does not enjoin or restrict in any way the future actions or conduct of such Indemnified Parties (other than in a manner consistent with the terms of the subject instruments).

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(f)                Notwithstanding Section 13(e), an Indemnified Party, at the expense of the Indemnifying Party (it being understood, however, that the Indemnifying Party shall not be liable for the expenses of more than one separate counsel (in addition to one local counsel in each applicable jurisdiction) representing the Indemnified Party), shall, subject to the last sentence of this Section 13(f), be entitled to separately control the defense, compromise or settlement of any Third Party Indemnifiable Claim (x) as to such Indemnified Party if the Indemnified Party with the opinion of external counsel shall have reasonably concluded that there exists any actual conflict of interest relating to the defense of such Action between the Indemnified Party and the Indemnifying Party and (y) subject to Section 13(j), as to which the Indemnifying Party has previously assumed control in the event the Indemnifying Party is not diligently pursuing such defense. No Indemnified Party shall settle or compromise or consent to entry of any judgment with respect to any Action with respect to which it controls the defense thereof pursuant to this Section 13(f) and for which it is entitled to indemnification without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed.

(g)               In all instances under this Section 13 where the Indemnifying Party has agreed to pay the fees, costs and expenses of the Indemnified Parties, such fees, costs and expenses shall be reasonable. The parties agree to cooperate and coordinate in connection with the defense, compromise or settlement of any Indemnifiable Claims.

(h)               In addition to (but without duplication of) the Indemnified Party’s right to indemnification as set forth in this Section 13, if so requested by an Indemnified Party, the Indemnifying Party shall also advance to such Indemnified Party (within ten Business Days of such request) any and all documented reasonable out-of-pocket fees, costs and expenses incurred by an Indemnified Party in accordance with this Section 13 in connection with investigating, defending, being a witness in or participating in (including any appeal), or preparing to defend, be a witness in or participate in, any Indemnifiable Claim (other than an Indemnifiable Claim initiated by the Indemnified Party or in which the Company or Parent alleges a breach by the Indemnified Party of any representation and warranty of such Indemnified Party contained in this Agreement, the Exchange Agreement, the Malone Signing Representation Letter or the Malone Closing Representation Letter, or any breach of any covenant or agreement made or to be performed by such Indemnified Party under this Agreement or the Exchange Agreement), including, without duplication, reasonable fees and expenses of legal counsel, accountants, consultants and other experts (“Expense Advances”).

(i)                 Each Stockholder agrees that he or she will repay Expense Advances made to him or her (or paid on his or her behalf) by the Indemnifying Party pursuant to this Section 13 if it is ultimately finally determined by a court of competent jurisdiction that he or she is not entitled to be indemnified pursuant to this Section 13.

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(j)                 Notwithstanding anything to the contrary herein, in the event, at any time prior to the Effective Time, an Action that is a Third Party Indemnifiable Claim under this Agreement and is also, or is consolidated with, an Action that is a Third Party Indemnifiable Claim under the voting agreement of even date herewith by and among Parent, the Company and the stockholders signatory thereto with respect to the Company Common Stock (the “Company Voting Agreement” and such Action or consolidated Actions, a “Consolidated Action” or “Consolidated Actions”), Parent, the Company and Malone shall negotiate in good faith such that (i) Parent and the Company equitably contribute to any Losses and Expense Advances that might become payable under this Agreement and the Company Voting Agreement with respect to such Consolidated Action or Consolidated Actions; provided, that, the amount (if any) contributed by each of Parent and the Company pursuant to subsection (B) of Section 13(e) of either this Agreement or the Company Voting Agreement shall be considered paid for purposes of the Separate Counsel Cap under both this Agreement and the Company Voting Agreement, without duplication, and (ii) one or both of Parent or the Company may assume control of the defense of the Indemnified Parties (but not any other Person) in such Consolidated Action or Consolidated Actions on the terms and subject to the conditions set forth herein (in the case Parent so assumes such defense) or in the Company Voting Agreement (in the case the Company so assumes such defense).

(k)               If Parent or any of its respective successors or assigns shall (i) consolidate with, or merge with or into, any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties or assets to any Person (including, for the avoidance of doubt, by cancelling or otherwise eliminating all or substantially all of its properties or assets), then, in each case, Parent or any of its respective successors or assigns shall take such action as may be necessary so that such Person (and its successors and assigns) shall assume all of the applicable obligations set forth in this Section 13.

14.              Assignment. Except as provided in Section 5 of this Agreement, neither this Agreement nor any of the rights or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties. Any attempted assignment in violation of this Section 14 shall be null and void ab initio. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by, the parties and their respective successors and assigns and, in the event of a Stockholder’s death, such Stockholder’s heirs, executors, administrators, testamentary trustees, legatees or beneficiaries.

15.              Director/Officer. Notwithstanding anything to the contrary contained in this Agreement, each Stockholder is entering into this Agreement solely in his, her or its capacity as a beneficial owner of such Stockholder’s Shares, and nothing herein is intended to or shall limit, affect or restrict any director or officer of Parent solely in his or her capacity as a director or officer of Parent or any of its Subsidiaries (including voting on matters put to such board or any committee thereof, influencing officers, employees, agents, management or the other directors of Parent or any of its Subsidiaries and taking any action or making any statement at any meeting of such board or any committee thereof), in each case solely in his or her capacity as a director or officer of Parent or any of its Subsidiaries in the exercise of his or her fiduciary duties as a director or officer of Parent or its Subsidiaries.

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16.              Further Assurances. Each party hereto agrees, from time to time, at the reasonable request of any other party hereto and without further consideration, to execute and deliver such additional consents, documents and other instruments and to take such further actions as are reasonably requested to effectuate the matters covered by this Agreement.

17.              Remedies/Specific Enforcement. Each of the parties hereto agrees that this Agreement is intended to be legally binding and specifically enforceable pursuant to its terms and that the other parties would be irreparably harmed if any of the provisions of this Agreement are not performed in accordance with its specific terms and that monetary damages would not provide adequate remedy in such event. Accordingly, in the event of any breach or threatened breach by any party hereto of any covenant or obligation contained in this Agreement, in addition to any other remedy to which the other parties may be entitled (whether at law or in equity), the other parties shall be entitled to injunctive relief to prevent breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions hereof, and each party hereto hereby waives any defense in any action for specific performance or an injunction or other equitable relief, that a remedy at law would be adequate. Each party hereto further agrees that no party or any other person or entity shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this paragraph, and each party hereto irrevocably waives any right he, she or it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

18.              Governing Law; Jurisdiction; Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of law. The parties hereto hereby irrevocably submit to the jurisdiction of the Delaware Court of Chancery or, in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, of the United States District Court for the District of Delaware in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the matters contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware, or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined exclusively in the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware. The parties hereto hereby consent to and grant the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, the United States District Court for the District of Delaware, jurisdiction over the person of such parties and, to the extent permitted by law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided herein or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

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19.              Notice. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given (a) on the date of delivery if delivered personally or sent via e-mail or (b) on the first (1st) Business Day following the date of dispatch if sent by a nationally recognized overnight courier (providing proof of delivery), in each case to the parties hereto at the following addresses (or at such other address for a party as shall be specified by like notice);

If to Parent:

Liberty Broadband Corporation
12300 Liberty Boulevard
Englewood, CO 80112
Attn: Chief Legal Officer
Email: [Separately provided]

With a copy to:

Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
Attn:    Jeffrey J. Rosen, Esq.
Michael A. Diz, Esq.
Email:   jrosen@debevoise.com
             madiz@debevoise.com

If to the Company:

GCI Liberty, Inc.
12300 Liberty Boulevard
Englewood, CO 80112
Attn: Chief Legal Officer
Email: [Separately provided]

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with a copy to (which shall not constitute notice):

Baker Botts L.L.P.
2001 Ross Avenue
Suite 900
Dallas, Texas 75201-2980
Attention:  Samantha Crispin
                   Nicole Perez
Email:        samantha.crispin@bakerbotts.com
                   nicole.perez@bakerbotts.com

and with a copy to (which shall not constitute notice):

Morris, Nichols, Arsht & Tunnell LLP
1201 N Market, St #1600
Wilmington, DE 19801
Attention:     Melissa A. DiVincenzo
                     Eric S. Klinger-Wilensky
Email:           mdivincenzo@mnat.com
                      ekwilensky@mnat.com

If to the Stockholders:

John C. Malone
c/o Liberty Media Corporation
12300 Liberty Boulevard
Englewood, CO 80112
E-Mail: [Separately provided]

With a copy (which shall not constitute notice) to:

Sherman & Howard L.L.C.
633 Seventeenth Street

Suite 3000

Denver, CO 80202
Attention: Steven D. Miller and Jeffrey R. Kesselman
E-Mail:     smiller@shermanhoward.com and jkesselman@shermanhoward.com or such other address, email address or facsimile number as such party may hereafter specify by like notice to the other parties hereto.

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20.              Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision will be interpreted so as reasonably to effect the intent of the parties hereto. Upon such determination that any term or other provision is invalid, illegal, void or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the greatest extent possible.

21.              Amendments; Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed (a) in the case of an amendment, by Parent, the Company and each Stockholder, and (b) in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

22.              Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION ARISING OUT OF OR RELATING TO THIS AGREEMENT.

23.              Counterparts. The parties may execute this Agreement in one or more counterparts, including by facsimile or other electronic signature. All the counterparts will be construed together and will constitute one Agreement.

24.              Action by Parent and the Company. Actions taken under this Agreement (a) on behalf of Parent will be taken only with the approval of the Parent Special Committee (if such committee is in existence at the time such action is to be taken) and (b) on behalf of the Company will be taken only with the approval of the Company Special Committee (if such committee is in existence at the time such action is to be taken).

25.              Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. When this Agreement contemplates a certain number of securities, as of a particular date, such number of securities shall be deemed to be appropriately adjusted to account for stock splits, dividends, recapitalizations, combinations of shares or other changes affecting the such securities.

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26.              Expenses. Parent shall pay the reasonable out-of-pocket costs and expenses incurred by each of the Stockholders in connection with the preparation, negotiation, execution and delivery of this Agreement, including the reasonable fees, charges and disbursements of advisors, representatives and counsel for the Stockholders in connection therewith (the “Voting Agreement Fees”), and any required filing fee in connection with the filings made on behalf of the Stockholders described in this Agreement and the Merger Agreement; provided, however, that the amount of costs and expenses Parent shall pay in the aggregate for the Voting Agreement Fees shall not exceed $62,500.00. Except as otherwise provided herein, all costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, whether or not consummated, shall be paid by the party incurring such cost or expense.

27.              No Additional Representations. Except for the representations and warranties expressly made in this Agreement, each party hereto hereby agrees that no other party hereto makes, and each party hereto disclaims any reliance upon, any express or implied representation or warranty whatsoever with respect to the matters set forth in this Agreement.

[Signature pages follow]

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IN WITNESS WHEREOF, this Agreement has been duly executed by the parties and is effective as of the date first set forth above.

/s/ John C. Malone
John C. Malone

John C. Malone 1995 Revocable Trust

/s/ John C. Malone
John C. Malone, Trustee

Leslie A. Malone 1995 Revocable Trust

/s/ John C. Malone
John C. Malone, Trustee

Malone Family Land Foundation

/s/ John C. Malone
By:	John C. Malone
Its:	President

Malone Family Foundation

/s/ John C. Malone
By:	John C. Malone
Its:	Treasurer

John C. Malone June 2003 Charitable Remainder Unitrust

/s/ John C. Malone
John C. Malone, Trustee

[Signature page to Parent Voting Agreement]

LIBERTY BROADBAND CORPORATION

By:	/s/ Renee L. Wilm
Name: Renee L. Wilm
Title: Chief Legal Officer

GCI LIBERTY, INC.

By:	/s/ Craig Troyer
Name: Craig Troyer
Title: Senior Vice President and Assistant Secretary

[Signature page to Parent Voting Agreement]

SCHEDULE A

Stockholder Information

Stockholder	Parent Series A Common Stock	Parent Series B Common Stock
John C. Malone 1995 Revocable Trust	1,153,227	2,156,373
Leslie A. Malone 1995 Revocable Trust	25,444	57,641
Malone Family Land Foundation	62,500	0
Malone Family Foundation	27,610	0
John C. Malone June 2003 Charitable Remainder Unitrust	0	122,649

A-1

EXHIBIT 10.3

Execution Version

VOTING AGREEMENT

This Voting Agreement (this “Agreement”), dated as of August 6, 2020, is entered into by and among Liberty Broadband Corporation, a Delaware corporation (“Parent”), GCI Liberty, Inc., a Delaware corporation (the “Company”), and each of the undersigned stockholders of the Company (each, a “Stockholder” and, together, the “Stockholders”).

WHEREAS, subject to the terms and conditions of the Agreement and Plan of Merger (as the same may be amended, supplemented or modified, the “Merger Agreement”), dated as of the date hereof, among Parent, Grizzly Merger Sub 1, LLC, a Delaware limited liability company and direct Wholly Owned Subsidiary of Parent (“Merger LLC”), Grizzly Merger Sub 2, Inc., a Delaware corporation and direct Wholly Owned Subsidiary of Merger LLC (“Merger Sub”), and the Company, among other transactions contemplated by the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a Wholly Owned Subsidiary of Parent, and immediately thereafter the Company will be merged with and into Merger LLC (the “Upstream Merger”), with Merger LLC surviving the Upstream Merger as a direct Wholly Owned Subsidiary of Parent;

WHEREAS, in connection with the negotiation and execution of the Merger Agreement and related agreements and the transactions contemplated thereby, (a) the board of directors of Parent has established a special committee thereof consisting only of independent and disinterested directors (the “Parent Special Committee”) and (b) the board of directors of the Company has established a special committee thereof consisting only of independent and disinterested directors (the “Company Special Committee”);

WHEREAS, as of the date of this Agreement, each Stockholder owns beneficially (references herein to “beneficial owner,” “beneficial ownership” and “owns beneficially” shall have the meanings assigned to such terms under Rule 13d-3 of the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder, as amended from time to time) or of record, and, with respect to the Merger and the other transactions contemplated by the Merger Agreement, has the power to vote or direct the voting of, certain shares of Company Series A Common Stock, Company Series B Common Stock and Company Preferred Stock listed on Schedule A hereto (all such shares, the “Existing Shares”, and shares of Company Series A Common Stock, Company Series B Common Stock and Company Preferred Stock referred to collectively as the “Voting Stock”); and

WHEREAS, as a condition and inducement for Parent and the Company to enter into the Merger Agreement, Parent and the Company have required that each Stockholder, in his, her or its capacity as a stockholder of the Company, enter into this Agreement, and each Stockholder has agreed to enter into this Agreement.

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NOW THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the parties hereto agree as follows:

1.            Definitions. Capitalized terms not defined in this Agreement have the meaning assigned to those terms in the Merger Agreement.

2.            Effectiveness; Termination. This Agreement shall be effective upon signing. This Agreement shall automatically terminate upon the earliest to occur (the “Expiration Date”) of (a) such date and time as the Merger Agreement shall have been validly terminated in accordance with Article VII thereof, (b) the Effective Time, (c) the written agreement of Parent, the Company and the Stockholders to terminate this Agreement and (d) the date of any material modification, waiver or amendment of the Merger Agreement as in effect on the date of this Agreement that adversely affects the value or tax treatment of the consideration payable to the Stockholders or causes such consideration to include any property other than (i) Parent Series C Common Stock (and cash in lieu of fractional shares of Parent Series C Common Stock) for Company Series A Common Stock, (ii) Parent Series B Common Stock (and cash in lieu of fractional shares of Parent Series B Common Stock) for Company Series B Common Stock or (iii) Parent Preferred Stock for Company Preferred Stock, or adds new conditions or modifies any existing conditions to the consummation of the Merger that materially adversely affect any Stockholder, without the prior written consent of Malone; provided, that the representations, warranties, covenants and agreements contained in Sections 7, 8 and 9 of this Agreement will terminate at the Effective Time; provided, further, that (x) this Section 2 and Sections 11 through 26 of this Agreement shall survive any such termination, and (y) such termination shall not relieve any party of any liability or damages resulting from (1) fraud or (2) willful material breach by such party prior to termination, in each case, as determined by a court of competent jurisdiction pursuant to a final and nonappealable judgment. For purposes of this Agreement, (a) “fraud” means intentional and knowing common law fraud under Delaware law in the representations and warranties set forth in this Agreement and (b) “willful material breach” means a material breach of a party’s covenants and agreements set forth in this Agreement that is the consequence of an act or omission by a party with the knowledge that the taking of such act or failure to take such action would be a material breach of such party’s covenants or agreements.

3.            Voting Agreement. From the date hereof until the Expiration Date (the “Support Period”), each Stockholder irrevocably and unconditionally hereby agrees that at any meeting (whether annual or special and each postponement, recess, adjournment or continuation thereof) of the Company Stockholders, however called, and in connection with any written consent of the Company Stockholders, such Stockholder shall:

(a)            appear at such meeting or otherwise cause all of the Existing Shares and all other shares of Voting Stock or voting securities over which he, she or it has acquired beneficial or record ownership after the date hereof or otherwise has the power to vote or direct the voting of (including any shares of Voting Stock acquired by means of purchase, dividend or distribution, or issued upon the exercise of any stock options to acquire Voting Stock or the conversion of any convertible securities, or pursuant to any other equity awards or derivative securities or otherwise over which he, she or it has the power to vote) (together with the Existing Shares, collectively, the “Shares”), which he, she or it owns or controls as of the applicable record date, to be counted as present thereat for purposes of calculating a quorum; and

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(b)            so long as there has not been a Company Adverse Recommendation Change made by the Company Special Committee or the Company Board (acting at the recommendation of the Company Special Committee) in compliance with the Merger Agreement that has not been rescinded or otherwise withdrawn, vote or cause to be voted (including by proxy or written consent, if applicable) all such Shares (i) in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger, (ii) in favor of any proposal to adjourn or postpone such meeting of the Company Stockholders to a later date if such adjournment or postponement is proposed in compliance with the provisions of Section 5.7(e) of the Merger Agreement, (iii) against any action or proposal in favor of any Alternative Company Transaction, without regard to the terms of such Alternative Company Transaction or (iv) against any action, proposal, transaction, agreement or amendment of the Company Charter or Company Bylaws, in each case of this clause (iv) which would reasonably be expected to (A) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of any Stockholder contained in this Agreement for which the Stockholders have received prior notice from Parent or the Company that it reasonably expects that such action or proposal would result in a breach, or (B) prevent, impede, interfere with, delay, postpone, or adversely affect the consummation of the transactions contemplated by the Merger Agreement, including the Merger.

For the avoidance of doubt, the foregoing commitments apply to any Shares held by any trust, limited partnership or other entity directly or indirectly holding Shares for which any Stockholder serves as a partner, stockholder, trustee or in a similar capacity. To the extent any Stockholder does not have sole control of the voting determinations of such entity, such Stockholder agrees to exercise all voting rights or other voting determination rights he, she or it has in such entity to carry out the intent and purposes of his, her or its support and voting obligations in this paragraph and otherwise set forth in this Agreement. Each Stockholder represents, covenants and agrees that, (x) except for this Agreement, he, she or it has not entered into, and shall not enter into during the Support Period, any commitment, agreement, understanding or other similar arrangement with any person to vote or give instructions in any manner with respect to any Shares, including any voting agreement or voting trust and (y) except as expressly set forth herein or with respect to routine matters at an annual meeting of the Company Stockholders, he, she or it has not granted, and shall not grant during the Support Period, a proxy, consent or power of attorney with respect to any Shares. Each Stockholder agrees not to enter into any agreement or commitment with any person the effect of which would violate, or frustrate the intent of, the provisions of this Agreement. In furtherance and not in limitation of the foregoing, but only in the event and in each case that a Stockholder fails to be counted as present or fails to vote all of such Stockholder’s Shares in accordance with this Agreement until the Expiration Date, each Stockholder hereby appoints Renee Wilm, for so long as she serves as Chief Legal Officer of Parent and the Company, or any other person acting as Chief Legal Officer of Parent and the Company and any designee thereof, and each of them individually, its proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote or act by written consent (and to instruct nominees or record holders to vote or act by written consent) during the Support Period with respect to any and all of such Stockholder’s Shares in accordance with this Section 3. This proxy and power of attorney are given to secure the performance of the duties of such Stockholder under this Agreement. Each Stockholder hereby agrees that this proxy and power of attorney granted by each such Stockholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient under applicable Law to support an irrevocable proxy and shall revoke any and all prior proxies granted by such Stockholder with respect to any Shares regarding the matters set forth in this Section 3. The power of attorney granted by each Stockholder herein is a durable power of attorney and shall survive the bankruptcy, death or incapacity of such Stockholder.

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4.            Non-Solicitation. Each Stockholder hereby agrees, and agrees to cause his, her or its controlled Affiliates (which, for the avoidance of doubt, does not include the Company or Parent) and its and their representatives not to, take any action which, were it taken by the Company or its Representatives, would violate Section 5.3 or Section 5.4 of the Merger Agreement, it being understood that any action in compliance with Section 5.3 or Section 5.4 of the Merger Agreement shall not be deemed a breach by any Stockholder of this Section 4.

5.            Transfer Restrictions Prior to the Merger. Each Stockholder hereby agrees that he, she or it will not, during the Support Period, without the prior written consent of Parent and the Company, (a) convert any shares of Company Series B Common Stock into shares of Company Series A Common Stock, (b) other than pursuant to the Merger Agreement or the Exchange Agreement, directly or indirectly, offer for sale, sell, transfer, exchange, convert, assign, give, tender in any tender or exchange offer, pledge, encumber, hypothecate or otherwise dispose of (by merger, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or other disposition of (by merger, by testamentary disposition, by operation of law or otherwise) or otherwise convey or dispose of, any of the Shares, or any interest therein (including by merger, by testamentary disposition, by operation of law or otherwise), including the right to vote any such Shares, as applicable (a “Transfer”); provided, that such Stockholder may Transfer Shares for estate-planning purposes (including by testamentary disposition), or to a controlled Affiliate or with respect to a trust over which such Stockholder has sole or shared investment power, to a named beneficiary, so long as the transferee, prior to the time of Transfer, agrees in a signed writing reasonably satisfactory to Parent and the Company to be bound by and comply with the provisions of this Agreement, and such Stockholder provides at least five (5) Business Days’ prior written notice (which shall include the written consent of the transferee agreeing to be bound by and comply with the provisions of this Agreement) to Parent and the Company, in which case such Stockholder shall remain responsible for any breach of this Agreement by such transferee, and provided, further, that the death of a Stockholder shall itself not be a Transfer of Shares so long as a Stockholder, or a controlled Affiliate of a Stockholder, continues to own such Shares as Shares covered under this Agreement and such controlled Affiliate agrees in a signed writing reasonably satisfactory to Parent and the Company to be bound by and comply with the provisions of this Agreement. Notwithstanding anything contained herein, each Stockholder will be permitted to (i) effect a bona fide pledge of Series A Common Stock or Company Preferred Stock (including any existing pledge) to any financial institution in connection with a bona fide financing transaction (a “Permitted Pledge”) (so long as such pledge does not prevent or otherwise restrict in any manner such Stockholder from voting such shares pursuant to the provisions of this Agreement prior to any default and foreclosure under the indebtedness underlying such pledge) and (ii) grant a revocable proxy with respect to routine matters at an annual meeting of the Company Stockholders (provided such proxy does not apply with respect to any of the matters set forth in this Agreement, even if such matters are submitted to a vote at an annual meeting of the Company Stockholders).

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6.            Representations of the Stockholders. Each Stockholder represents and warrants to Parent and the Company as follows: (a) the Stockholder has full legal right, capacity and authority to execute and deliver this Agreement, to perform the Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby; (b) this Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and legally binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms, and no other action is necessary to authorize the execution and delivery of this Agreement by the Stockholder or the performance of his, her or its obligations hereunder; (c) the execution and delivery of this Agreement by the Stockholder do not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any law applicable to such Stockholder or result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any of the Shares pursuant to, any agreement or other instrument or obligation binding upon the Stockholder or any of the Shares, nor require any authorization, consent or approval of, or filing with, any Governmental Authority other than pursuant to the Exchange Act, the Securities Act and the HSR Act; (d) subject to the Permitted Pledges, the Stockholder owns beneficially and has the power to vote or direct the voting of, the Stockholder’s Shares, including the Existing Shares of such Stockholder, a complete and accurate schedule of which is set forth opposite such Stockholder’s name on Schedule A; (e) the Stockholder owns beneficially the Stockholder’s Shares, including the Existing Shares of such Stockholder, free and clear of any proxy, voting restriction, adverse claim or other Encumbrance (other than any Permitted Pledge and any restrictions created by the Transaction Documents or under applicable federal or state securities laws); and (f) the Stockholder or his, her or its advisers has read and is familiar with the terms of the Merger Agreement and the other agreements and documents contemplated herein and therein.

7.            Representations and Warranties of Malone. Malone hereby represents and warrants that he is not aware of any fact, agreement, plan or other circumstance, and has not taken any action, which fact, agreement, plan, circumstance or action would reasonably be expected to prevent or preclude Malone from delivering the Malone Closing Representation Letter immediately prior to the Closing.

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8.            Representations of Parent and the Company.

(a)            Parent represents and warrants to each Stockholder as follows: (1) Parent has full legal right, capacity and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby; (2) this Agreement has been duly and validly executed and delivered by Parent and constitutes a valid and legally binding agreement of Parent, enforceable against Parent in accordance with its terms, and no other action is necessary to authorize the execution and delivery of this Agreement by Parent or the performance of its obligations hereunder; (3) the execution and delivery of this Agreement by Parent does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any law applicable to Parent or result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any property of Parent pursuant to, any agreement or other instrument or obligation binding upon Parent or any of its property, nor require any authorization, consent or approval of, or filing with, any Governmental Authority other than pursuant to the Exchange Act, the Securities Act or the HSR Act.

(b)            The Company represents and warrants to each Stockholder as follows: (1) the Company has full legal right, capacity and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby; (2) this Agreement has been duly and validly executed and delivered by the Company and constitutes a valid and legally binding agreement of the Company, enforceable against the Company in accordance with its terms, and no other action is necessary to authorize the execution and delivery of this Agreement by the Company or the performance of its obligations hereunder; (3) the execution and delivery of this Agreement by the Company does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any law applicable to the Company or result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any property of the Company pursuant to, any agreement or other instrument or obligation binding upon the Company or any of its property, nor require any authorization, consent or approval of, or filing with, any Governmental Authority other than pursuant to the Exchange Act, the Securities Act or the HSR Act.

9.            Certain Covenants. Malone will cooperate with Split-Off Tax Counsel by providing appropriate representations as to factual matters on the Closing Date, including the representations in the Malone Closing Representation Letter, and immediately prior to the Closing, Malone shall execute and deliver the Malone Closing Representation Letter to Split-Off Tax Counsel; provided, however, that Malone will be deemed to satisfy his obligation under this Section 9 in the event that (x) any of Parent, the Company or Split-Off Tax Counsel withholds its consent to any material changes, updates or refinements to any representations made in the Malone Signing Representation Letter that Malone has reasonably requested to be made in the Malone Closing Representation Letter as may be reasonably necessary to reflect any changes in, or clarifications of, facts prior to Closing to the extent that similar or analogous changes, updates or refinements to representations reflecting the same changes in, or clarifications of, fact are made with respect to any other Closing Split-Off Tax Opinion Representation Letter or (y) Parent or the Company does not execute and deliver to Split-Off Tax Counsel immediately prior to Closing the Parent Closing Split-Off Tax Opinion Representation Letter or the Company Closing Split-Off Tax Opinion Representation Letter, respectively.

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10.            Antitrust Filings. Parent, the Company and each Stockholder shall make an appropriate filing, if necessary, pursuant to the HSR Act with respect to the transactions contemplated by or related to the Merger Agreement as promptly as practicable after the date of this Agreement and shall supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be reasonably requested pursuant to the HSR Act. Prior to making any application to or filing with any Governmental Authority in connection with the transactions contemplated by or related to the Merger Agreement, each party hereto will provide the other party with any information or documents that the other party may reasonably require to prepare any such filing or application.

11.            Publicity. Each Stockholder hereby authorizes Parent and the Company to publish and disclose in any documents and schedules filed with the SEC, and any press release or other disclosure document that Parent or the Company determines to be necessary or desirable in connection with this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby (including, but not limited to, in the Registration Statement, the Joint Proxy Statement or any other filing with any Governmental Authority made in connection with the Merger) such Stockholder’s identity and ownership of the Shares, this Agreement and the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement and such other information required in connection with such disclosure. Each Stockholder agrees to notify Parent and the Company as promptly as practicable of any inaccuracies or omissions in any information relating to the Stockholders that is so published or disclosed.

12.            Entire Agreement. This Agreement (including the schedules hereto), the Exchange Agreement and the Merger Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. Except as provided in Section 13 with respect to Indemnified Parties, nothing in this Agreement, express or implied, is intended to or shall confer upon any person not a party to this Agreement any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Parent acknowledges and agrees that, except as expressly provided herein, nothing in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Shares.

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13.          Indemnification.

(a)            Company (the “Indemnifying Party”) covenants and agrees, on the terms and subject to the limitations set forth in this Agreement, to indemnify and hold harmless each Stockholder (and each of his or her respective successors and assigns), in each case in his or her capacity as a shareholder of the Company (each in such capacity, an “Indemnified Party”), from and against any and all Losses (as defined below) incurred in connection with, arising out of or resulting from any claims, demands, actions, proceedings or investigations (each, an “Action” and collectively, “Actions”) arising out of this Agreement or the Exchange Agreement or the performance of such Indemnified Party hereunder or thereunder (including any Actions brought by any of the stockholders, directors, officers or employees of the Company). For purposes of this Section 13, “Losses” means any loss (including disgorgement of consideration), liability, cost, damage or expense (including, without duplication, reasonable fees and expenses of counsel, accountants, consultants and other experts) related to an Action for which an Indemnified Party is entitled to indemnification pursuant to this Agreement; provided, however, that any diminution in value of Parent Capital Stock or Company Capital Stock shall not constitute a Loss.

(b)            Notwithstanding anything herein to the contrary, the Indemnifying Party will not be obligated to provide indemnity hereunder to any Indemnified Party with respect to any Losses which (x) result from such Indemnified Party’s fraud, bad faith, willful misconduct or gross negligence or (y) result from any breach of any representation and warranty of such Indemnified Party contained in this Agreement, the Exchange Agreement, the Malone Signing Representation Letter or the Malone Closing Representation Letter, or any breach of any covenant or agreement made or to be performed by such Indemnified Party under this Agreement or the Exchange Agreement.

(c)            The Indemnifying Party will indemnify the Indemnified Parties pursuant to this Section 13 regardless of whether such Losses are incurred prior to or after the Effective Time. The indemnification provided pursuant to this Section 13 is in addition to, and not in derogation of, any other rights an Indemnified Party may have under applicable law, the Governance Instruments, the Parent Governance Instruments, or pursuant to any contract, agreement or arrangement (including, for the avoidance of doubt, under the Merger Agreement); provided, however, that Losses will not be duplicated. Subject to Section 13(j), if an Indemnified Party receives an indemnification payment pursuant to this Agreement and later receives insurance proceeds or other third-party recovery proceeds in respect of the related Losses, then the Indemnified Party shall promptly remit to the Indemnifying Party, amounts equal to the lesser of (x) the amount of such insurance proceeds or other third-party recovery proceeds, if any, and (y) the amount of the indemnification payment previously paid by or on behalf of the Indemnifying Party with respect to such Losses.

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(d)            Promptly after the receipt by any Indemnified Party of notice with respect to any Action that is or may be subject to indemnification hereunder (each, an “Indemnifiable Claim”) (and in no event more than ten Business Days after such event), such Indemnified Party shall give written notice thereof to the Indemnifying Party, which notice will include, to the extent known, the basis for such Indemnifiable Claim and copies of any pleadings or written demands relating to such Indemnifiable Claim and, promptly following request therefor, shall provide any additional information in respect thereof that the Indemnifying Party may reasonably request; provided, that (x) any delay in giving or failure to give such notice will not affect the obligations of the Indemnifying Party hereunder except to the extent the Indemnifying Party is actually prejudiced as a result of such delay in or failure to notify and (y) no such notice shall be required to be given to the Indemnifying Party to the extent that the Indemnifying Party or any of its respective Affiliates is a party to any such Indemnifiable Claim.

(e)            Subject to Section 13(f), Section 13(g), and Section 13(j), the Indemnifying Party shall be entitled to exercise full control of the defense, compromise or settlement of any Indemnifiable Claim in respect of an Action commenced or made by a Person who is not a party to this Agreement or an Affiliate of a party to this Agreement (a “Third Party Indemnifiable Claim”) so long as, within ten Business Days after the receipt of notice of such Third Party Indemnifiable Claim from the Indemnified Party (pursuant to Section 13(d)) (or, if later, within ten Business Days of conclusion of the negotiations contemplated by Section 13(j)), the Indemnifying Party: (x) delivers a written confirmation to such Indemnified Party that the indemnification provisions of Section 13 are applicable, subject only to the limitations set forth in this Agreement, to such Third Party Indemnifiable Claim and that the Indemnifying Party will indemnify such Indemnified Party in respect of such Third Party Indemnifiable Claim to the extent required by this Section 13, and (y) notifies such Indemnified Party in writing that the Indemnifying Party will assume the control of the defense thereof. Following notification to such Indemnified Party of the assumption of the defense of such Third Party Indemnifiable Claim, the Indemnifying Party shall retain legal counsel reasonably satisfactory to such Indemnified Party to conduct the defense of such Third Party Indemnifiable Claim. If the Indemnifying Party so assumes the defense of any such Third Party Indemnifiable Claim in accordance herewith, subject to the provisions of subsections (d) through (f) and subsection (j) of this Section 13, (A) the Indemnifying Party shall be entitled to exercise full control of the defense, compromise or settlement of such Third Party Indemnifiable Claim and such Indemnified Party shall cooperate (subject to the Indemnifying Party’s agreement to reimburse such Indemnified Party for all documented reasonable out-of-pocket expenses incurred by such Indemnified Party in connection with such cooperation) with the Indemnifying Party in any manner that the Indemnifying Party reasonably may request in connection with the defense, compromise or settlement thereof (subject to the last sentence of this Section 13(e)), and (B) such Indemnified Party shall have the right to employ separate counsel selected by such Indemnified Party and to participate in (but not control) the defense, compromise or settlement thereof and the Indemnifying Party shall pay up to $1,000,000.00 (the “Separate Counsel Cap”) of the reasonable fees and expenses of one such separate counsel, and, if reasonably necessary, one local counsel. No Indemnified Party shall settle or compromise or consent to entry of any judgment with respect to any such Action (or part thereof) for which it is entitled to indemnification and to which the Indemnifying Party has provided the written confirmation specified in clause (x) above without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, delayed or conditioned). Without the prior written consent of each of the Indemnified Parties who are named in the Action subject to the Third Party Indemnifiable Claim (which consent shall not be unreasonably withheld, delayed or conditioned), the Indemnifying Party will not settle or compromise or consent to the entry of judgment with respect to any Indemnifiable Claim (or part thereof) unless such settlement, compromise or consent (x) includes an unconditional release of such Indemnified Parties, (y) does not include any admission of wrongdoing on the part of such Indemnified Parties and (z) does not enjoin or restrict in any way the future actions or conduct of such Indemnified Parties (other than in a manner consistent with the terms of the subject instruments).

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(f)            Notwithstanding Section 13(e), an Indemnified Party, at the expense of the Indemnifying Party (it being understood, however, that the Indemnifying Party shall not be liable for the expenses of more than one separate counsel (in addition to one local counsel in each applicable jurisdiction) representing the Indemnified Party), shall, subject to the last sentence of this Section 13(f), be entitled to separately control the defense, compromise or settlement of any Third Party Indemnifiable Claim (x) as to such Indemnified Party if the Indemnified Party with the opinion of external counsel shall have reasonably concluded that there exists any actual conflict of interest relating to the defense of such Action between the Indemnified Party and the Indemnifying Party and (y) subject to Section 13(j), as to which the Indemnifying Party has previously assumed control in the event the Indemnifying Party is not diligently pursuing such defense. No Indemnified Party shall settle or compromise or consent to entry of any judgment with respect to any Action with respect to which it controls the defense thereof pursuant to this Section 13(f) and for which it is entitled to indemnification without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed.

(g)            In all instances under this Section 13 where the Indemnifying Party has agreed to pay the fees, costs and expenses of the Indemnified Parties, such fees, costs and expenses shall be reasonable. The parties agree to cooperate and coordinate in connection with the defense, compromise or settlement of any Indemnifiable Claims.

(h)            In addition to (but without duplication of) the Indemnified Party’s right to indemnification as set forth in this Section 13, if so requested by an Indemnified Party, the Indemnifying Party shall also advance to such Indemnified Party (within ten Business Days of such request) any and all documented reasonable out-of-pocket fees, costs and expenses incurred by an Indemnified Party in accordance with this Section 13 in connection with investigating, defending, being a witness in or participating in (including any appeal), or preparing to defend, be a witness in or participate in, any Indemnifiable Claim (other than an Indemnifiable Claim initiated by the Indemnified Party or in which the Company or Parent alleges a breach by the Indemnified Party of any representation and warranty of such Indemnified Party contained in this Agreement, the Exchange Agreement, the Malone Signing Representation Letter or the Malone Closing Representation Letter, or any breach of any covenant or agreement made or to be performed by such Indemnified Party under this Agreement or the Exchange Agreement), including, without duplication, reasonable fees and expenses of legal counsel, accountants, consultants and other experts (“Expense Advances”).

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(i)            Each Stockholder agrees that he or she will repay Expense Advances made to him or her (or paid on his or her behalf) by the Indemnifying Party pursuant to this Section 13 if it is ultimately finally determined by a court of competent jurisdiction that he or she is not entitled to be indemnified pursuant to this Section 13.

(j)            Notwithstanding anything to the contrary herein, in the event, at any time prior to the Effective Time, an Action that is a Third Party Indemnifiable Claim under this Agreement and is also, or is consolidated with, an Action that is a Third Party Indemnifiable Claim under the voting agreement of even date herewith by and among Parent, the Company and the stockholders signatory thereto with respect to the Parent Common Stock (the “Parent Voting Agreement” and such Action or consolidated Actions, a “Consolidated Action” or “Consolidated Actions”), Parent, the Company and Malone shall negotiate in good faith such that (i) Parent and the Company equitably contribute to any Losses and Expense Advances that might become payable under this Agreement and the Parent Voting Agreement with respect to such Consolidated Action or Consolidated Actions; provided, that, the amount (if any) contributed by each of Parent and the Company pursuant to subsection (B) of Section 13(e) of either this Agreement or the Parent Voting Agreement shall be considered paid for purposes of the Separate Counsel Cap under both this Agreement and the Parent Voting Agreement, without duplication, and (ii) one or both of Parent or the Company may assume control of the defense of the Indemnified Parties (but not any other Person) in such Consolidated Action or Consolidated Actions on the terms and subject to the conditions set forth herein (in the case the Company so assumes such defense) or in the Parent Voting Agreement (in the case Parent so assumes such defense).

(k)            If the Company or any of its respective successors or assigns shall (i) consolidate with, or merge with or into, any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties or assets to any Person (including, for the avoidance of doubt, by cancelling or otherwise eliminating all or substantially all of its properties or assets), then, in each case, the Company or any of its respective successors or assigns shall take such action as may be necessary so that such Person (and its successors and assigns) shall assume all of the applicable obligations set forth in this Section 13; provided, however, that this obligation shall be deemed satisfied in connection with, and upon consummation of, the Upstream Merger.

14.            Assignment. Except as provided in Section 5 of this Agreement, neither this Agreement nor any of the rights or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties. Any attempted assignment in violation of this Section 14 shall be null and void ab initio. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by, the parties and their respective successors and assigns and, in the event of a Stockholder’s death, such Stockholder’s heirs, executors, administrators, testamentary trustees, legatees or beneficiaries.

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15.            Director/Officer. Notwithstanding anything to the contrary contained in this Agreement, each Stockholder is entering into this Agreement solely in his, her or its capacity as a beneficial owner of such Stockholder’s Shares, and nothing herein is intended to or shall limit, affect or restrict any director or officer of the Company solely in his or her capacity as a director or officer of the Company or any of its Subsidiaries (including voting on matters put to such board or any committee thereof, influencing officers, employees, agents, management or the other directors of the Company or any of its Subsidiaries and taking any action or making any statement at any meeting of such board or any committee thereof), in each case solely in his or her capacity as a director or officer of the Company or any of its Subsidiaries in the exercise of his or her fiduciary duties as a director or officer of the Company or its Subsidiaries.

16.            Further Assurances. Each party hereto agrees, from time to time, at the reasonable request of any other party hereto and without further consideration, to execute and deliver such additional consents, documents and other instruments and to take such further actions as are reasonably requested to effectuate the matters covered by this Agreement.

17.            Remedies/Specific Enforcement. Each of the parties hereto agrees that this Agreement is intended to be legally binding and specifically enforceable pursuant to its terms and that the other parties would be irreparably harmed if any of the provisions of this Agreement are not performed in accordance with its specific terms and that monetary damages would not provide adequate remedy in such event. Accordingly, in the event of any breach or threatened breach by any party hereto of any covenant or obligation contained in this Agreement, in addition to any other remedy to which the other parties may be entitled (whether at law or in equity), the other parties shall be entitled to injunctive relief to prevent breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions hereof, and each party hereto hereby waives any defense in any action for specific performance or an injunction or other equitable relief, that a remedy at law would be adequate. Each party hereto further agrees that no party or any other person or entity shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this paragraph, and each party hereto irrevocably waives any right he, she or it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

18.            Governing Law; Jurisdiction; Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of law. The parties hereto hereby irrevocably submit to the jurisdiction of the Delaware Court of Chancery or, in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, of the United States District Court for the District of Delaware in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the matters contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware, or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined exclusively in the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Delaware. The parties hereto hereby consent to and grant the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, the United States District Court for the District of Delaware, jurisdiction over the person of such parties and, to the extent permitted by law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided herein or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

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19.            Notice. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given (a) on the date of delivery if delivered personally or sent via e-mail or (b) on the first (1st) Business Day following the date of dispatch if sent by a nationally recognized overnight courier (providing proof of delivery), in each case to the parties hereto at the following addresses (or at such other address for a party as shall be specified by like notice);

If to Parent:

Liberty Broadband Corporation
12300 Liberty Boulevard
Englewood, CO 80112
Attn: Chief Legal Officer
Email: [Separately provided]

With a copy to:

Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
Attn:    Jeffrey J. Rosen, Esq.
            Michael A. Diz, Esq.
Email:  jrosen@debevoise.com
            madiz@debevoise.com

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If to the Company:

GCI Liberty, Inc.
12300 Liberty Boulevard
Englewood, CO 80112
Attn: Chief Legal Officer
Email: [Separately provided]

with a copy to (which shall not constitute notice):

Baker Botts L.L.P.
2001 Ross Avenue
Suite 900
Dallas, Texas 75201-2980
Attention:   Samantha Crispin
                    Nicole Perez
Email:         samantha.crispin@bakerbotts.com
                    nicole.perez@bakerbotts.com

and with a copy to (which shall not constitute notice):

Morris, Nichols, Arsht & Tunnell LLP
1201 N Market, St #1600
Wilmington, DE 19801
Attention:   Melissa A. DiVincenzo
                    Eric S. Klinger-Wilensky
Email:         mdivincenzo@mnat.com
                    ekwilensky@mnat.com

If to the Stockholders:

John C. Malone
c/o Liberty Media Corporation
12300 Liberty Boulevard
Englewood, CO 80112
E-Mail: [Separately provided]

With a copy (which shall not constitute notice) to:

Sherman & Howard L.L.C.
633 Seventeenth Street

Suite 3000

Denver, CO 80202
Attention:       Steven D. Miller and Jeffrey R. Kesselman
E-Mail:           smiller@shermanhoward.com and jkesselman@shermanhoward.com or such other address, email address or facsimile number as such party may hereafter specify by like notice to the other parties hereto.

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20.            Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision will be interpreted so as reasonably to effect the intent of the parties hereto. Upon such determination that any term or other provision is invalid, illegal, void or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the greatest extent possible.

21.            Amendments; Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed (a) in the case of an amendment, by Parent, the Company and each Stockholder, and (b) in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

22.            Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION ARISING OUT OF OR RELATING TO THIS AGREEMENT.

23.            Counterparts. The parties may execute this Agreement in one or more counterparts, including by facsimile or other electronic signature. All the counterparts will be construed together and will constitute one Agreement.

24.            Action by Parent and the Company. Actions taken under this Agreement (a) on behalf of Parent will be taken only with the approval of the Parent Special Committee (if such committee is in existence at the time such action is to be taken) and (b) on behalf of the Company will be taken only with the approval of the Company Special Committee (if such committee is in existence at the time such action is to be taken).

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25.            Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. When this Agreement contemplates a certain number of securities, as of a particular date, such number of securities shall be deemed to be appropriately adjusted to account for stock splits, dividends, recapitalizations, combinations of shares or other changes affecting the such securities.

26.            Expenses. The Company shall pay the reasonable out-of-pocket costs and expenses incurred by each of the Stockholders in connection with the preparation, negotiation, execution and delivery of this Agreement, including the reasonable fees, charges and disbursements of advisors, representatives and counsel for the Stockholders in connection therewith (the “Voting Agreement Fees”), and any required filing fee in connection with the filings made on behalf of the Stockholders described in this Agreement and the Merger Agreement; provided, however, that the amount of costs and expenses the Company shall pay in the aggregate for the Voting Agreement Fees shall not exceed $62,500.00. Except as otherwise provided herein, all costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, whether or not consummated, shall be paid by the party incurring such cost or expense.

27.            No Additional Representations. Except for the representations and warranties expressly made in this Agreement, each party hereto hereby agrees that no other party hereto makes, and each party hereto disclaims any reliance upon, any express or implied representation or warranty whatsoever with respect to the matters set forth in this Agreement.

[Signature pages follow]

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IN WITNESS WHEREOF, this Agreement has been duly executed by the parties and is effective as of the date first set forth above.

/s/ John C. Malone
John C. Malone

John C. Malone 1995 Revocable Trust

/s/ John C. Malone
John C. Malone, Trustee

Leslie A. Malone 1995 Revocable Trust

/s/ John C. Malone
John C. Malone, Trustee

[Signature page to Company Voting Agreement]

LIBERTY BROADBAND CORPORATION

By:	/s/ Renee L. Wilm
Name: Renee L. Wilm
Title: Chief Legal Officer

GCI LIBERTY, INC.

By:	/s/ Craig Troyer
Name: Craig Troyer
Title: Senior Vice President and Assistant Secretary

[Signature page to Company Voting Agreement]

SCHEDULE A

Stockholder Information

Stockholder	Company Series A Common Stock	Company Series B Common Stock	Company Series A Preferred Stock
John C. Malone 1995 Revocable Trust	527,778	3,830,645	10
Leslie A. Malone 1995 Revocable Trust	79,243	123,847	0

A-1